Filed Pursuant to Rule 424(b)(4)
Registration No. 333-257400

PROSPECTUS

19,000,000 Class A common shares

(incorporated in the Cayman Islands)

This is an initial public offering of our Class A common shares, US$0.0001 par value per share of VTEX. We are offering 13,876,702 of the Class A common shares to be sold in this offering. The selling shareholders identified in this prospectus are offering an additional 5,123,298 Class A common shares. We will not receive any proceeds from the sale of Class A common shares (which will be converted from an equal number of Class B common shares held by them immediately prior to this offering) by the selling shareholders.

Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share is US$19.00. Our Class A common shares have been approved for listing on The New York Stock Exchange, or NYSE, under the symbol “VTEX.”

Upon consummation of this offering, we will have two classes of common shares: our Class A common shares and our Class B common shares. The rights of the holders of Class A common shares and Class B common shares will be identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B common shares. Each Class A common share will be entitled to one (1) vote. Each Class B common share will be entitled to ten (10) votes and will be convertible into one Class A common share automatically upon transfer, subject to certain exceptions. Class B common shares shall not be listed on any stock exchange and will not be publicly traded. Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law.

Following this offering, our issued and outstanding Class B common shares, will represent 94.2% of the combined voting power of our outstanding common shares and 61.9% of our total equity ownership, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. For further information, see “Description of Share Capital.” As a result, Geraldo do Carmo Thomaz Júnior and Mariano Gomide de Faria, our controlling shareholders, will control 57.6% of the combined voting power of our outstanding common shares following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares.

An entity advised by Tiger Global Management, LLC that is an affiliate of existing holders of our shares, has agreed to purchase US$50.0 million in Class A common shares in this offering at the initial public offering price. The underwriters will receive the same discount on any of our Class A common shares purchased by such potential purchaser as they will from any other Class A common shares sold to the public in this offering.

We are a “foreign private issuer” and an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as a result, have elected to comply with certain reduced public company disclosure and reporting requirements. In addition, for as long as we remain an emerging growth company, we will qualify for certain limited exceptions from the Sarbanes-Oxley Act of 2002. Additionally, following the offering, we will be a “controlled company” within the meaning of the corporate governance standards and as such plan to rely on available exemptions from certain corporate governance requirements. See “Risk Factors—Risks Related to the Offering and Our Class A Common Shares—Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors” and “Risk Factors—Risks Related to the Offering and Our Class A Common Shares—As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements from U.S. domestic registrants and non-emerging growth companies. We may take advantage of exemptions from certain corporate governance regulations of the NYSE, and this may result in less protection for the holders of our Class A common shares.”

Investing in our Class A common shares involves a high degree of risk. See “Risk Factors” beginning on page 24 of this prospectus.

	Per Class A Common Share		Total

Initial public offering price(1)	US$	19.00	US$	361,000,000

Underwriting discount and commissions(1)(2)	US$	1.19	US$	22,562,500

Proceeds to us (before expenses)(1)(3)	US$	17.81	US$	247,178,754

Proceeds to selling shareholders (before expenses)(3)	US$	17.81	US$	91,258,746
(1)	Assumes no exercise of the underwriters’ option to purchase additional Class A common shares.
(2)	See “Underwriting” for a description of all compensation payable to the underwriters.
(3)	See “Expenses of the Offering” for a description of all expenses (other than total underwriting discounts and commissions) payable in connection to this offering.

We have granted the underwriters the right to purchase up to 2,850,000 additional Class A common shares from us, in each case, within 30 days from the date of this prospectus, at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the Class A common shares against payment in New York, New York, on or about July 23, 2021, through the book-entry facilities of The Depository Trust Company.

Global Coordinators

J.P. Morgan	Goldman Sachs & Co. LLC	BofA Securities

Joint Bookrunners

KeyBanc Capital Markets	Morgan Stanley	Itaú BBA

The date of this prospectus is July 20, 2021.

VTEX

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84% of our ARR comes from enterprise customers.

Each generating at least $25K ARR,
with an average of $127K in ARR.

We are a SaaS commerce platform for enterprises.

Whirlpool
StanleyBlack&Decker
TOK&STOK
Electrolux
Levi's
McDonald's
motorola
CALVIN KLEIN
Crate&Barrel
SONY
C&A
AVON
Nestlé
adidas
ABInBev
dermage
L'ORÉAL
FRÁVEGA
Carrefour
Unilever
SALLY BEAUTY

VTEX at a glance

$7.5 B
GMV B2C
(2020 in USD)

> 2.0k
Number of
customers

$99 M
Revenue
(2020 in USD)

> 2.5k
Number of active
online stores

70%
Subscription
gross margin (2020)

32
Countries with
active online stores

Solid Growth and SaaS Metrics

GMV
Growth
YoY - FX Neutral
44%
135%
2019
2020
Revenue
Growth
YoY - FX Neutral
43%
95%
2019
2020
Net Revenue
Retention
YoY - FX Neutral
115%
172%
2019
2020
Net Loss
Margin
% of Revenue
(7.7)%
(0.8)%
2019
2020

Subscription,
as % of revenue
for 2019 and 2020

95%

Unless the context otherwise requires, references in this prospectus to “VTEX,” “Company,” “we,” “our,” “ours,” “us” or similar terms refer to VTEX, together with its consolidated subsidiaries; references to the “Issuer” refer to VTEX, the company whose Class A common shares are being offered by this prospectus; references to “controlling shareholders” are to Geraldo do Carmo Thomaz Júnior and Mariano Gomide de Faria; and references to selling shareholders refer Geraldo do Carmo Thomaz Júnior, Mariano Gomide de Faria, André Spolidoro Ferreira Gomes, Rafael do Amaral Forte, Constellation Fund, SPC - Equities III, Alexandre Nucci Soncini, Marcelo Couto Ferreira and Gustavo Nascimento Rios.

Neither we, the selling shareholders, the underwriters, nor any of our or their respective agents have authorized anyone to give any information or make any representation about the offering that is different from, or in addition to that contained in the prospectus, the related registration statement, any free writing prospectus prepared by or on behalf of us or we may refer to you or in any of the materials that we have incorporated by reference into this prospectus. Neither we, the selling shareholders, the underwriters, nor any of our or their respective agents will have or take responsibility and can provide no assurance as to the reliability of any other information that others may give you.

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This prospectus is being used in connection with the offering of the Class A common shares in the United States and, to the extent described below, elsewhere. This offering is being made in the United States and elsewhere based solely on the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Neither we, the selling shareholders, the underwriters, nor any of our or their respective agents are offering or seeking offers to purchase the Class A common shares in any jurisdiction where such offers or sales are not permitted. We have not undertaken any efforts to qualify this offering for offers and sales to the public in any jurisdiction outside the United States, and we do not expect to make offers and sales to the public in jurisdictions located outside the United States (including Brazil). However, we may make offers and sales outside the United States in circumstances that do not constitute a public offer or distribution under applicable laws and regulations.

This offering is being made in the United States and elsewhere based solely on the information contained in this prospectus.

Notice to Investors Outside the United States. Neither we, the selling shareholders, the underwriters, nor any of our or their respective agents have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus and any such free writing prospectus outside the United States.

Notice to EEA Investors. In any European Economic Area, or EEA, Member State that has implemented the Prospectus Regulation, this communication is addressed only to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Regulation.

This prospectus has been prepared on the basis that any offer of our Class A common shares in any Member State of the European Economic Area, or EEA (each, a “Relevant Member State”), will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly, any person making or intending to make any offer within the EEA of our Class A common shares which are the subject of this offering may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither we, the selling shareholders, nor the underwriters have authorized, nor do they authorize, the making of any offer of our Class A common shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, and includes any relevant implementing measure in each Relevant Member State.

Notice to UK Investors. In the United Kingdom, this prospectus is addressed only to and directed at qualified investors who are (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (2) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

A LETTER FROM THE FOUNDERS

VTEX is where commerce happens. Our platform is designed to be the Operating System for the commerce ecosystem. We enable enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers. We are building the global digital commerce infrastructure that enables enterprises to be relevant for the modern, convenience-driven consumer.

This journey started over twelve years ago when the largest retailer in the world chose us for a daring project: to implement their first online store in Brazil, one of the least penetrated, albeit fastest-growing ecommerce markets globally. We had a track record of successful ecommerce projects, and we offered them something few others could: speed to market. We promised to launch it within eight months, from kick-off to go-live. What we learned delivering on that promise shaped our vision for the industry — and the future of VTEX.

During those intense eight months, we realized that the challenges we encountered had nothing to do with generating revenue for our customer. Security, privacy, scalability, servers, deployment, testing — we tackled every issue, except how to engage with and amaze the end consumer. We were inspired by this complex challenge: how can a large, blue-chip company keep up with the fast-paced digital world while dealing with so much overhead? It became evident that enterprises had to find a way to move online without wasting time and resources on unnecessary complexities. The industry needed a scalable solution. We knew that VTEX could transform technology from being a burden into serving as a powerful accelerator for enterprises’ revenue growth.

Two years after we successfully launched the Walmart project, we took steps towards executing on this opportunity. This is VTEX today. Our platform provides the perfect combination of customization and speed-to-market for enterprises. By deploying our extensive out-of-the-box set of commerce capabilities, we enable even the most complex enterprises to move online and unlock the potential to start generating revenue quickly. They then learn from real-world scenarios what works and they adapt, doubling down on their core competencies. Finally, they turn their limitations into potential by leveraging the knowledge of natively integrated solutions provided by an ecosystem of digital commerce experts. All of this is powered by a reliable, cloud-based platform designed to provide security, privacy and scalability.

The decisions we made a decade ago laid the foundation for us to get here. Choosing software as a service over ad-hoc, on-premise installations meant renouncing quick cash flow in favor of developing a homogeneous, multi-tenant platform that improves with every new customer demand, for all customers at once. When we chose to foster an ecosystem of partners for implementation instead of delivering full-service projects, we created expansive reach, crucial for supporting our fast growth. Choosing revenue sharing as a central part of our business model aligns our incentives with our customers and encourages us to focus on their success. As our customers grow, we grow.

From day one, all we do is commerce. We attract, train and retain a high-performance team of digital commerce experts who help guide our customers to success while packaging industry knowledge into software. Our customers evolve their business by reconfiguring these composable building blocks of commerce capabilities, just like installing apps on your phone. Our partners take our solution even further by building new capabilities and distributing them through our platform to thousands of VTEX stores. Doing so, they scale faster and bring in more business, establishing a self-reinforcing cycle of success: as our customers grow, our ecosystem grows.

Our customers transacted just under US$8 billion of GMV through our platform last year alone. We are leaders in Latin America, the fastest-growing region for ecommerce in the world in 2020. This is a region six years behind other global economies in digital commerce penetration. We know what is coming, and we are prepared to capture that growth. We learned how to scale in a complex region, comprised of multiple countries, cultures, tax systems, and local payment and logistics providers.

Expanding from Brazil to Latin America and, more recently, to the rest of the world has prepared us to embrace challenges as intense opportunities to evolve as a team. Over the past 20 years, we have fostered a culture that values clear and precise communication: we strive to speak the truth and listen to each other with commitment, which requires great courage and vulnerability from our team members. The results are well worth it for everyone involved: we have developed a no-blame environment that enables fast-paced evolution, allowing us to realize our declared future, no matter the challenges we face.

The age of standalone software is gone — modern software is as valuable as the network it powers. In the future, we envision being at the center of a vast network that natively connects every part of the global digital commerce ecosystem. We see VTEX as the single control panel to manage all aspects of brands and retailers’ sales life-cycle, from engaging to selling and fulfilling. We are committed to creating a future-proof platform that makes collaboration scalable, enabling every organization to focus its talent on what makes it unique.

No matter what happens, one thing is certain: the future is about talent. We have taken it upon ourselves to create an abundance of diverse talent for our company and our ecosystem. We invest heavily in historically under-served yet high potential regions, co-creating centers of academic excellence to develop world-class, global-citizen digital workers. We foster the emerging market leaders who will build the next generation of disruptive technologies and global businesses. Education is our instrument of social impact.

We are here for the long run. We would like to invite future-driven investors to join us on this exciting journey as we build long-lasting foundations for the digital transformation of commerce. Our invitation goes beyond our organization’s (very much virtual) walls. It speaks to the size of the opportunity of digitalization in the emerging world: value creation is increasingly geographically distributed. We are witnessing a wave of emerging technology companies hungry for the opportunity to create prosperity in their respective regions. We know there is a transformative future ahead. We are here to accelerate it.

— Geraldo Thomaz Jr. & Mariano Gomide de Faria, 2021

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important or relevant to you in making your investment decision. Before you decide to invest in our Class A common shares, we urge you to read this entire prospectus carefully, including our consolidated financial statements, and the notes thereto included elsewhere in this prospectus and the information set forth under the sections “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 80% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

Global online retail spend has grown rapidly. Over the past decade, ecommerce spend has grown to US$3.0 trillion, and is projected to double to US$6.0 trillion over the next five years, according to Insider Intelligence. Latin America, in particular, was the fastest-growing region in the world in 2020, and yet ecommerce still represents a small fraction of the total retail market in the region. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission-critical commerce operations.

We enable our customers to implement multiple go-to-market strategies. Our platform natively combines commerce, order management and marketplace functionality, allowing enterprises to sell a wider assortment of products across more channels than ever before. By integrating with suppliers, distributors, third-party vendors, franchisees, warehouses, and brick-and-mortar stores, enterprises can rapidly implement new business models and digital experiences, including direct-to-consumer, marketplace, ship from store, endless aisle and drop-ship. We call this set of deep integrations “Collaborative Commerce.”

Our Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. Our ecosystem includes more than 1,000 integrated solutions, 200 systems integrators, 100 marketplaces, 80 payments solutions, and 50 logistics companies. Our partners’ solutions are embedded within our platform, allowing our customers to seamlessly execute their commerce vision and strategy. The more customers adopt our platform and partners join our network, the more efficiently we can help facilitate the future of commerce.

Our technology is flexible and extensible. Our open, API-first, multi-tenant commerce platform allows enterprises to adopt new commerce capabilities with minimal risk. Combined with our low-code development platform, VTEX IO, we enable our customers to build proprietary technology, seamlessly integrated with extensive out-of-the-box functionality. In essence, our “Composable Commerce” approach allows enterprises to leverage the knowledge of highly specialized talents from the VTEX ecosystem while focusing their own talent on what makes them unique. Composable Commerce enables our customers to rapidly deploy our solutions and quickly iterate and customize the entire commerce experience at scale.

We serve a diversified mix of global enterprise brands and retailers executing on innovative opportunities. We enable manufacturers and CPG companies to execute their direct-to-consumer strategy on a global scale. We help fashion, grocery and other retailers to expand their reach through omnichannel, marketplace and drop-ship models. Our platform offers a variety of capabilities, including web, mobile and in-store sales, distributed order management, channel management, seller management, content and catalog management and fulfillment channel integrations. We help our customers rapidly execute their bespoke commerce strategies, and provide unprecedented time to revenue. VTEX was named a leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, and Gartner named us as a Visionary in its 2020 report, Magic Quadrant for Digital Commerce, Worldwide.

We have succeeded in attracting, developing and accelerating the careers of top talent from Latin America and across the globe. Throughout our history, we have carefully developed a high-performance culture that creates the conditions for individual growth and values the diversity of perspectives that challenges the status quo. Beyond attracting, we cultivate new talent through key partnership programs with top universities and world-class educational initiatives on digital commerce. We are proud to positively impact our society through education, nurturing a new generation of global digital citizens.

We guide our customers to success. Enterprises choose us as a strategic partner to accelerate their digital commerce transformation and deliver on revenue-generating initiatives. We deliver our platform through a subscription revenue model that includes both fixed and GMV-based variable components. This revenue model strategically aligns us with our customers: we grow by enabling them to grow. In the three months ended March 31, 2021 and in the year ended December 31, 2020, our customers generated US$2.0 billion and US$7.5 billion of GMV within our platform, respectively, up from US$1.0 billion and US$3.8 billion during the prior periods, representing, respectively a growth rate of 113.8% and 95.0%, or 142.3% and 134.9% on an FX neutral basis.

Our business has experienced significant growth. In the three months ended March 31, 2021, our revenue increased to US$25.9 million from US$16.6 million in the three months ended March 31, 2020 representing an increase of 55.8% and 77.0% on an FX neutral basis. In the same periods, we generated net losses of US$12.5 million and US$5.2 million, net cash used by operating activities of US$7.4 million and US$9.3 million and a negative Free Cash Flow of US$8.0 million and US$9.9 million, respectively. In the year ended December 31, 2020, our revenue increased to US$98.7 million from US$61.3 million in the year ended December 31, 2019, representing an increase of 60.9% and 95.3% on an FX neutral basis. In the same periods, we generated net losses of US$0.8 million and US$4.6 million, net cash provided by operating activities of US$11.2 million and US$2.1 million and Free Cash Flow of US$9.5 million and US$0.2 million, respectively.

Industry Overview and Trends

Ecommerce has evolved to meet the needs of the modern day customer. Today’s scalable platforms enable bespoke frameworks for customization and are often supported by a deep ecosystem of third-party functionality. Additionally, brands are seeing the importance of a direct-to-consumer channel that helps them control the consumer relationship and brand messaging. The impact of the COVID-19 pandemic accelerated the adoption of ecommerce, shifting significant shopping behavior from offline to online. Consumers now expect brands to make the shopping experience as convenient and seamless as possible across product discovery, purchasing and fulfillment. As such, retailers require enablement platforms with the scalability and flexibility to serve their consumer.

Rapidly changing consumer preferences driving need for retailers to innovate

How consumers discover, learn about and ultimately purchase products is evolving due to digital transformation and advances in technology. The internet has enabled consumers to interact with merchants around the globe to find and purchase products that fit their specific needs and tastes.

Enterprises must address the breadth of consumer interaction points and potential sales channels, ensuring a satisfying consumer experience from discovery through delivery. Without an effective digital presence, retailers are often overlooked by consumers, lag behind competitors and have difficulty generating growth. Robust omnichannel solutions are now standard for an effective digital transformation strategy. However, significant ongoing innovation across marketing, inventory, payments and delivery are required to ensure enterprises are empowered to meaningfully connect with consumers and deliver seamless brand experiences across the entire shopping lifecycle.

Convenience-driven economy requires deep changes to complex, legacy supply chain networks

Consumers seek frictionless online experiences and the convenience and speed provided by on-demand delivery. Growing expectations for shorter on-demand delivery times require significant planning, coordination and execution to ensure supply chain networks are aligned to meet distribution and fulfillment. The intensity of global online and brick-and-mortar competition in retail drives businesses to meet the consumer where they are: at home or at work, and on-demand.

The technical requirements for fulfillment are complex and involve the synchronization of back-end systems, including those related to customer information, inventory, orders, products, payments and other data that originate in different sales channels. Brands and retailers have historically operated in silos based mostly on direct buy and sell transactions, and did not have the tools to collaborate in real-time around complex value chains. Additionally, many brands and retailers have supply chains with existing networks of in-store and warehouse distribution facilities, adding another level of complexity to optimize operational efficiency. As brands and retailers navigate these deep challenges, digital collaboration has emerged as a potential path for brands, retailers, suppliers and third-party providers to stay in constant contact with consumers to ensure frictionless distribution and fulfillment.

The need to deliver an authentic brand experience requires platforms that enable retailers to customize, build and scale businesses

Increasingly, consumers seek personalized experiences with brands, not just a point of sale for purchase. This has created a need for retailers to focus on design, simplicity and experience. Ecommerce has driven the proliferation of more personalized, direct-to-consumer brands. Vertically-integrated digitally native brands, or DNBs, sell products directly to consumers online, frequently bypassing third-party distribution and retailers, and often obviating the need for their own brick-and-mortar stores.

The growth in DNBs has corresponded with demand for turnkey ecommerce platforms that support both rapid product launch and scaling. Brands now have greater control over the narrative and image they convey to their customers. The proliferation of DNBs is driving the need for existing manufacturing brands to innovate in order to effectively compete. Strong manufacturing brands are generally ill-equipped to go direct-to-consumer. However, through collaboration and effective partnerships across areas, including payments, shipping, marketplace and POS, these retailers can remain competitive in delivering authentic brand experiences.

Legacy software solutions are inadequate to serve the needs of 21st century brands and retailers

Legacy approaches to ecommerce software, consisting of open sourced licensed, owned and/or managed technology behind their ecommerce sites, are still prevalent in enterprises. We believe that while the market for digital commerce software solutions may be large and growing, the legacy solutions for enterprises do not effectively address the needs of digitizing brands, manufacturers and retailers in a fast-paced, evolving and competitive environment. Legacy solutions are largely characterized as:

•	On-premise. Legacy on-premise solutions lack the flexibility and adaptability of SaaS solutions. These solutions are challenging, time intensive and expensive to update.

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Lengthy deployment cycle. Traditional enterprise solutions typically have long and costly deployment cycles. In addition, legacy solutions tend to become overly complex and are not nimble enough to adapt to evolving market trends, new software requirements and emerging technologies.

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Static. Enterprises test strategies and evolve rapidly as they transform digitally and discover new ways to engage and convert customers. Legacy solutions lack the flexibility to adapt to these requirements.

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Disparate point solutions. Brands and retailers need integrated, seamless solutions that leverage data across multiple sources to optimize operational efficiencies. Legacy vendors typically provide point solutions that often fail to provide multi-channel sales capabilities, creating a complex patchwork of disparate technologies.

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Security vulnerabilities. Security threats have become more sophisticated and continue to evolve such that enterprises continually face new and emerging security threats. Legacy solutions were not designed to handle these evolving threats. As a result, upgrading the protections in legacy software is challenging.

Our Market Opportunity

Market opportunity in Latin America

Latin America is one of the largest and most diverse regions in the world. It is also among the largest growing economies in the world, with estimated GDP growth rate of 3.0% to US$4.0 trillion by 2025, according to IHS Markit, driven by technological advances and an emerging middle class. Comprised of over 40 countries with a total population of over 600 million, the region encompasses multiple languages, currencies and regulatory regimes. The size and complexity of the region present us with a significant opportunity as the geographic incumbent leader and a competitive advantage relative to solution providers that are less familiar with the intricacies of the region.

Latin America ecommerce is growing rapidly, yet still represents a small fraction of the total retail market. According to Insider Intelligence, ecommerce in Latin America grew to US$85.0 billion in 2020, a growth rate of 37% over 2019, making it the fastest-growing region among all major world regions. At the same time, it represents only approximately 6.2% of all total retail sales in the region, a lag of 6 years compared to current global ecommerce penetration of 18.0%, presenting an enormous opportunity and runway for growth as more sales shift online.

Market opportunity globally

The global ecommerce market has experienced rapid growth, driven by an acceleration of online penetration over the past 15 years. The impact of the COVID-19 pandemic further accelerated the adoption of ecommerce, which drove broader business growth while brick-and-mortar stores were closed and consumers increased their ecommerce spending due to extensive stay at home orders.

Global GMV was estimated to be approximately US$4.0 trillion in 2020, and is expected to grow to approximately US$6.0 trillion by 2024, representing a compounded annual growth rate of 11.0%, according to Insider Intelligence. In the three months March 31, 2021 and in the year ended December 31, 2020, our platform processed US$2.0 billion and US$7.5 billion in GMV, respectively, the latter representing less than 0.5% of global GMV. As we continue to expand our platform offerings as well as our global reach, we expect to capture more of this GMV. We believe that our market will expand as consumers continue to shift purchases to online channels and brands and retailers adapt to evolving consumer preferences.

Our Solution

VTEX provides a SaaS digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Our platform fully integrates commerce, marketplace and OMS solutions that enable our customers to manage product catalogs, optimize inventory, process orders and payments, and build even stronger brands that connect with their customers. We provide our customers with an innovative platform that:

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Drives comprehensive digital transformation. We provide a robust omnichannel commerce platform that can optimize existing in-store and distribution networks, integrate and manage multiple sales channels and seamlessly connect multiple fulfillment points. We deliver our solution through a Composable Commerce architecture that comprises a low-code development platform with a customizable and flexible back-end, decoupled storefront and pre-built integrations. Our fully extensible, API-first business capabilities enable customers to rapidly deploy commerce solutions and provide flexibility to build and customize the entire commerce experience at scale.

•	Collaborates with suppliers and partners. We provide a commerce platform that embraces digital collaboration to fuel growth, power innovation and build relationships online.

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Strengthens the relationship between brands and their consumers. Our platform enables brands to offer compelling and consistent digital experiences across multiple channels and deliver their full brand experience directly to consumers. Our platform also offers the opportunity for manufacturers to build their own direct to consumer commerce capabilities to leverage the trust inspired by their products and reduce reliance on retailers for sales.

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Provides a centralized technology hub. We provide a single point of control platform that integrates data across operations, and through our distributed OMS solution, we provide a 360-degree view of inventory and orders. Data generated by a direct digital commerce channel can be leveraged to increase sales, add new customers and maintain tighter control of a customer’s brand portfolio.

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Provides security, scalability, reliability. Our pricing model, cloud infrastructure and built-in developer tooling helps ensure the VTEX platform is prepared to support our customers’ growth. The power of the VTEX platform comes from an auto-scaling, elastic cloud infrastructure that helps brands and retailers respond to market changes and customer demands in real-time.

Our Competitive Strengths

We built our modern platform from the ground up to address the growing needs of enterprises, with the aim of creating simple, yet not simplistic, solutions. We guide our customers to success. Enterprises choose us as a strategic partner to accelerate their digital commerce transformation and deliver on revenue-generating initiatives. Our core strengths are:

•	Market leadership in Latin America. We are the largest provider of digital commerce technology in Latin America. Our market leadership is driven by the strength and functionality of our platform and our expertise in delivering solutions that accommodate differences across regions, tax jurisdictions, and specific local consumer preferences. We are leveraging our regional expertise to enable our customers to reach global markets.

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Highly embedded, deep relationships with enterprises. We have a large, blue-chip customer base across a broad range of end markets, with over 2,000 customers across 32 countries. Approximately 84.1% of our ARR is derived from enterprise customers with active online stores, each generating more than US$25,000 in ARR and with an average ARR per active online store of US$127,428 as of December 31, 2020. Additionally, 85.6% of our enterprise revenues came from customers who have been on the VTEX platform for over one year, for the year ended December 31, 2020.

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Strong alignment with our customers’ success. We deliver our platform through a subscription revenue model that includes both fixed and GMV-based variable components. This revenue model strategically aligns us with our customers: we grow as they grow.

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Collaborative Commerce provides deep network effects from a powerful ecosystem of partners. We help unlock new revenue streams for our customers through collaborative opportunities with their suppliers and partners, as well as a rich ecosystem of hundreds of integrated solutions, SIs, and payments solutions. Our partners’ solutions are embedded within our platform, allowing our customers to seamlessly execute their commerce vision and strategy, and build valuable networks and effective marketplaces. It also lowers our customer acquisition costs through organic lead generation.

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Composable Commerce enables rapid adaptability in a digital world and faster time to market. We provide our customers with a platform that is flexible, fast and easy to scale. We have a low-code development platform with fully extensible API-first business capabilities. Our customers operate on a single, global, continuously deployed, multi-tenant architecture that ensures that they are always using the latest technology.

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High-performance culture based on commitment to innovation and execution. A strong passion for success motivates our team, and we embrace cooperation and collaboration to achieve our business goals. Our high-performance culture is driven by a commitment to listening, learning and diversity of perspectives that challenges the status quo.

Growth Strategy

We have strong market leadership in Latin America, and expect to continue scaling with enterprise customers in high-growth markets across the broader Latin America region and across the world. Our growth strategy is driven by our mission to accelerate commerce transformation. Key elements of our strategy include:

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Grow our customer base. We believe that we have a significant opportunity to increase the size of our current customer base. We intend to continue to strategically invest in sales and marketing programs that enhance our customer reach as well as increase the awareness of our brand.

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Grow GMV within existing customer base. Our goals are closely aligned with the goals of our customers. We grow with our existing customers in two primary ways: (1) we help our customers grow their GMV from existing online stores; and (2) we enable our customers to expand across regions or across brands by opening additional online stores.

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Continuous innovation and expansion. We have invested and intend to continue to invest in our platform, including broadening our capabilities to meet the future needs of enterprises and their brands. We help our customers incorporate cutting-edge technologies and capabilities that emerge from our partners and the broader commerce ecosystem and therefore, meet the evolving needs of consumers.

•	Geographic expansion: We support the growth of our customers around the world by delivering a world-class platform and by expanding our regional capabilities, including sales and marketing,

development and operations. Given our strong brand awareness and market position, we have historically focused geographic expansion to other regions within Latin America and believe that most of our growth will continue to come from Latin America. Over time, we believe our platform can compete successfully around the world, and, as such, we plan to continue investing in our operations across the United States and Europe.

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Continue to grow and develop our ecosystem. We have a thriving third-party ecosystem, including providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending. We believe that growing our ecosystem will help to further expand our customer base by providing greater revenue opportunities from collaboration.

Summary of Risk Factors

An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, risks related to Brazil and risks related to the offering and our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

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We have experienced significant growth in recent periods; however, we may be unable to sustain it. Our recent levels of growth may not be indicative of our future growth and will depend on our ability to attract new customers, retain existing customers and increase sales to both new or existing customers, particularly if the growth in ecommerce during the COVID-19 pandemic fails to continue after the COVID-19 pandemic ends.

•	If we are unable to attract new customers in a cost-effective manner, then our business, results of operations and financial condition would be adversely affected.

•	The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.

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If we fail to improve, enhance or innovate the features, functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our customers’ evolving needs or preferences, our business may be adversely affected and we may become subject to performance or warranty claims, and we may incur significant costs. Our services must also integrate with a variety of operating systems, software, hardware and networks. If we are unable to ensure that our services or hardware interoperate with such operating systems, software, hardware and networks, our business may be materially and adversely affected.

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Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform. If we are not able to hire, develop and retain talented marketing personnel, or if our new marketing personnel are unable to develop and execute efficient inbound and branding marketing programs in a reasonable period of time, or if our sales and marketing strategies are not effective to generate traffic and build a top of mind brand, our ability to attract new customers may be impaired.

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A cyberattack, security breach or other unauthorized access or interruption to our information technology systems or those of our third-party service providers could delay or interrupt service to our customers and their consumers, harm our reputation or subject us to significant liability.

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Our business is subject to United States and foreign data privacy, data protection and information security laws, regulations, rules, standards, policies and contractual and other legal obligations, and our customers may also be subject to such laws and regulations. Any actual or perceived failure of our products to comply with or enable our customers to comply with such applicable laws and regulations would harm our business, results of operations and financial condition.

•	If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.

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We could incur substantial costs in maintaining, enforcing, protecting or defending our intellectual property and proprietary rights. Failure to adequately obtain, maintain, enforce and protect our intellectual property and proprietary rights could impair our competitive position and cause us to lose valuable assets, experience reduced revenue and incur costly litigation.

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In connection with the preparation of our consolidated financial statements for the year ended December 31, 2020, we identified a number of material weaknesses in our internal control over financial reporting as of December 31, 2020. The material weaknesses identified relate to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the SEC. We are in the process of adopting a remediation plan to improve our internal control over financial reporting, but there is no assurance that our efforts will be effective or prevent any future material weaknesses in our internal control over financial reporting.

Risks Related to Latin America

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Governments have a high degree of influence in Brazil and the other economies in which we operate. The effects of this influence and political and economic conditions in Brazil and Latin America could harm us and the trading price of our Class A common shares.

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Significant foreign currency exchange controls and currency devaluation in certain countries in which we operate, which may have adverse effects on the economies of such countries, us and the price of our Class A common shares.

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The ongoing economic uncertainty and political instability in Brazil and the other countries in which we operate, including as a result of ongoing investigations, may harm us and the price of our Class A common shares.

•	Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we operate, our business and the price of our Class A common shares.

•	Any further downgrading of the credit rating of Brazil or of other countries in which we operate could reduce the trading price of our Class A common shares.

Risks Related to the Offering and Our Class A Common Shares

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There is no existing market for our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

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The market price of our shares may be volatile or may decline sharply or suddenly, regardless of our operating performance, and we may not be able to meet investors’ or analysts’ expectations. You may not be able to resell your shares for the initial offer price or above it and you may lose all or part of your investment.

•	Requirements associated with being a public company in the United States will require significant company resources and management attention.

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Our controlling shareholders will, in the aggregate own 61.1% of our outstanding Class B common shares, which represent approximately 57.6% of the voting power of our issued capital and 37.8% of our total equity ownership following the offering, and will control all matters requiring shareholder approval. Our controlling shareholders also have the right to nominate a majority of our board of directors and consent rights over certain corporate transactions. This concentration of ownership limits your ability to influence corporate matters.

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The disparity in voting rights among classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude your ability to influence corporate matters.

Recent Developments

Certain Preliminary Results for the Second Quarter of 2021

Our financial results for the three months ended June 30, 2021 are not yet finalized. The following table reflects certain preliminary financial and other metrics for the periods indicated:

	For the three months ended June 30,
	2020	2021
	Unaudited	Low (estimated)	High (estimated)
	(in US$ millions except as otherwise indicated)
Total revenue	25.3	30.4	30.9
Subscription revenue	23.9	29.2	29.7
Gross profit	17.8	18.2	18.7
Subscription gross profit(1)	18.1	19.7	20.2

Income (loss) from operation	6.1	(17.2)	(15.6)

Reconciliation of Non-GAAP Loss from Operation
Income (loss) from operation	6.1	(17.2)	(15.6)
Share-based compensation expense(2)	0.4	5.2	4.8
Amortization of intangibles related to acquisitions	0.2	0.5	0.4

Non-GAAP Income (Loss) from Operation	6.8	(11.5)	(10.4)

Other financial metric
Total revenue growth - FX Neutral (%)(3)	—	16.4%	18.2%

(1)	Corresponds to our subscription revenues minus our subscription costs.
(2)	Includes payroll taxes relating to our restricted stock units granted from October 2020. See below “—Share-Based Compensation for the Second Quarter of 2021.”
(3)	See “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—FX Neutral measures,” for information on how we calculate FX Neutral measures.

The table below present our preliminary estimates of the following key operating metric for the periods indicated:

	For the three months ended June 30,
	2020	2021
	Unaudited	Estimated
	(in US$ millions except as otherwise indicated)
Key Operating Metric:
GMV	1,870.8	2,439.7
GMV Growth - FX Neutral (%)(1)	178.0%	25.6%

(1)	See “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—FX Neutral measures,” for information on how we calculate FX Neutral measures.

Cautionary Statement Regarding Preliminary Results

The above preliminary results, including the non-GAAP measures referred to above, are preliminary, unaudited and subject to completion, reflect our management’s current views and may change as a result of our management’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. While the above preliminary results have been prepared in good faith and based on information available at the time of preparation, no assurance can be made that actual results will not change as a result of our management’s review of results and other factors. The preliminary results presented above are subject to finalization and closing of our accounting books and records (which have yet to be performed) and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. The preliminary results depend on several factors, including weaknesses in our internal controls and financial reporting process (as described under “Risk Factors”). In addition, the estimates and assumptions underlying the preliminary results include, among other things, economic, competitive, regulatory and financial market conditions and business decisions that may not be accurately reflected and that are inherently subject to significant uncertainties and contingencies, including, among others, risks and uncertainties described in the section entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are beyond our control. There can be no assurance that the underlying assumptions or estimates will be realized; while we do not expect that our estimated preliminary results will differ materially from our actual results for the three months ended June 30, 2021, we cannot assure you that our estimated preliminary results for the three months ended June 30, 2021 will be indicative of our financial results for future interim periods or for the full year ending December 31, 2021. As a result, the preliminary results cannot necessarily be considered predictive of actual operating results for the periods described above, and this information should not be relied on as such. You should read this information together with the sections of this prospectus entitled “Selected Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and our unaudited interim condensed consolidated financial statements and their respective notes included elsewhere in this prospectus.

The preliminary results included in this prospectus have been prepared by, and are the responsibility of our management. PricewaterhouseCoopers Auditores Independentes has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary results. Accordingly, PricewaterhouseCoopers Auditores Independentes does not express an opinion or any other form of assurance with respect thereto.

By including in this prospectus a summary of certain preliminary results regarding our financial and operating results, neither we, the selling shareholders, nor any of our respective advisors or other representatives has made or makes any representation to any person regarding our ultimate performance compared to the information contained in the preliminary results and actual results may materially differ from those described above.

Share-Based Compensation for the Second Quarter 2021

VTEX provided share-based compensation during the second quarter of 2021 to selected officers and employees. See note 26 of our unaudited condensed consolidated financial statements and note 27 of our audited consolidated financial statements.

Under both our stock-option plan and terms of our restricted stock units, or RSUs, the securities have a term of seven years as of the grant date and are exercisable as long as the officer or employee fulfills the worked periods after the options are granted (normally 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year).

Set out below are summaries of options granted under the plan during the second quarter of 2021:

	Number of Options (thousands)	Weighted Average Exercise Price (US$)	Remaining Contractual Terms in Years	Weighted Average Grant Date Fair Value
At March 31, 2021	8,690	3.83	5.97	1.04

Granted during the period(1)	954	11.31	—	5.19
Forfeit during the period	(54)	8.89	—	4.72
Exercised during the period	(152)	0.67	—	0.52
At June 30, 2021	9,438	4.62	5.86	1.45

Stock options exercisable as of June 30, 2021	2,177	2.62	5.07	0.46

(1)	308,450 stock options were granted on May 3, 2021, and 646,000 stock options were granted on June 17, 2021.

The fair value of the stock options granted was calculated based on the Binomial model taking in consideration the average contract term. The model inputs for options included:

•	Exercise Price - Average price weighted by the quantity granted;

•	Target Asset Price – represents the fair value of our common share. See below “—Common Share Valuation”;

•	Risk-Free Interest Rate - US Treasury interest rate, pursuant to the contractual term;

•	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in this period were:

•	Target Asset Price – US$11.31 per share

•	Risk-Free Interest Rate – 1.28%

•	Volatility – 51.14%

Set forth below are summaries of RSU options granted under the plan during the second quarter of 2021:

	Number of RSUs (thousands)	Weighted Average Grant Date Fair Value
At March 31, 2021	3,036	2.57

RSU granted(1)	559	11.31
Forfeit during the period	(237)	0.94
Settled	(193)	0.48

At June 30, 2021	3,165	4.36

(1)	433,700 RSUs were granted on May 3, 2021, and 125,000 RSUs were granted on June 17, 2021.

The fair value of the restricted stock units granted was calculated using the same “Target Asset Price” used in the stock options appraisal model.

Common Share Valuation

The fair value of US$11.31 relating to our common shares that underlie the stock options and RSU granted during the second quarter of 2021 has been determined by our board of directors based upon information available to it at the time of grants during the period. Because, prior to this offering, there has been no public market for our common shares, our board of directors has determined the fair value of our common shares by utilizing objective and subjective factors to determine our best estimate of the fair value of our common shares, including:

•	a contemporaneous third-party valuation conducted as of April 1, 2021 (the “Valuation Study”);

•	the US$8.84 price per common share agreed upon when executing the most recent round of third-party investment in September 2020;

•	our recent operating and financial performance and forecast, including our significant growth during the COVID-19 pandemic and the structural shifts favoring ecommerce caused by such events;

•	current business conditions;

•	the likelihood of achieving a liquidity event for our common shares, such as an initial public offering or sale of our company;

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any adjustment necessary to recognize a lack of marketability for our common shares, which was applied since the shareholder had limited opportunities to sell the shares and any such sale would involve significant transaction costs;

•	the market performance of comparable publicly-traded technology companies; and

•	the U.S. and global capital market conditions.

The Valuation Study was prepared in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The findings of the Valuation Study were based on our business and general economic, market and other conditions that could be reasonably evaluated at that time. The analyses of the Valuation Study included a review of our company, including its financial results, business agreements and capital structure. The Valuation Study also included a review of the conditions of the industry in which we operate and the markets that we serve.

The methodologies of the valuation study included an analysis of the fair market value of our common shares using three widely accepted valuation methodologies: (1) income approach (discounted cash flow), (2) market approach: guideline public company method (common stock equivalents), and (3) recent transactions. The Valuation Study weighted the methodologies based on the facts and circumstances available at that time. These valuation methodologies were based on a number of assumptions, including our future revenues and industry, general economic, market and other conditions that could reasonably be evaluated at the time of the valuation. Below is a more detailed description of the three valuation methodologies incorporated in the Valuation Study:

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Income approach (discounted cash flow): In the Income Approach, future cash flows expected to be generated by us are discounted to the present value using a discount rate that is commensurate with the risk inherent in the projected cash flows. The discounted cash flow (“DCF”) method was prepared based on cash flows projected through calendar year-end 2025. Our expected future cash flows are then discounted to present value using a discount rate that appropriately reflects the Company’s stage of development, cost of capital and risk profile. This methodology was weighted at 25.00%, and a discount of 10% for lack of marketability was applied.

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Market approach: guideline public company method (common stock equivalents): The Guideline (or Comparable) Publicly Traded Company Methodology within the Market Approach relies on an analysis of publicly traded companies similar in industry and/or business model to us. In this methodology, we used these guideline companies to develop relevant market multiples and ratios, using metrics such as revenue, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA), net income and/or tangible book value. These multiples and values were then applied to our corresponding financial metrics. Since no two companies are perfectly comparable, premiums or discounts may be applied to our metrics if its position in its industry is significantly different from the position of the guideline companies, or if its intangible attributes are significantly different. The publicly traded guideline companies were selected based on consideration of the following: business descriptions, operations and geographic presence, financial size and performance, stock liquidity, and management recommendations regarding most similar companies. This methodology was weighted at 50.00%, and a discount of 5% for lack of marketability was applied.

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Recent Transactions: The most recent round of third-party investment was in September 2020, and the purchase price was US$8.84 per share. The transaction was carried out on an arm’s length basis, meaning among other things that due diligence was performed, and negotiation was conducted to establish the terms of the investment. Taking the structure and size of the financing into consideration, this methodology was weighted at 25.00%.

Our Corporate Structure and Information

The following chart presents our corporate structure, including controlling shareholders and subsidiaries immediately after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares.

(1)

Includes common shares held of record by Imbetiba Fund Inc., Mira Limited, Abrolhos One Limited, and Mr. do Carmo Thomaz Júnior Mr. Gomide de Faria and Mr. do Carmo Thomaz Júnior may be deemed to beneficially own shares held of record by these entities and individual.

(2)

Consists of common shares held by Tiger Global Private Investment Partners XII, L.P. and other entities or persons affiliated with Tiger Global Management, LLC. See “Principal and Selling Shareholders” for additional information.

(3)

Consists of common shares held by Data Center Holding II LLC, IT Brazil Group II LLC, RCP II Brazil Holdings LLC and RCP II (Parallel B) Brazil Holdings LLC. See “Principal and Selling Shareholders” for additional information.

Our principal executive office is located at 125 Kingsway, London, England – WC2B 6NH, UK. Our registered office is located at 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands. Our principal website is www.vtex.com. The information contained in, or accessible through, our website is not incorporated into this prospectus or the registration statement of which it forms a part and does not form part of, this prospectus, and you should not consider such information to be part of this prospectus or in deciding whether to invest in our Class A common shares.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.07 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies in the United States that are not emerging growth companies including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised U.S. GAAP accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS as issued by the International Accounting Standards Board, or IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Conventions that Apply to this Prospectus

Except as otherwise indicated or the context requires, all information in this prospectus assumes:

•	the further amendment and restatement of our Articles of Association, each of which will occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to 2,850,000 additional Class A common shares from us and the selling shareholders, in connection with the offering.

When the selling shareholders consummate sales of Class B common shares in this offering, the Class B common shares sold will automatically convert into Class A common shares on a share-for-share basis. As a result, purchasers of our common shares in this offering will only receive Class A common shares, and only Class A common shares are being offered by this prospectus. Class B common shares that are not sold by the selling shareholders will remain Class B common shares unless otherwise converted into Class A common shares. See “Description of Share Capital.”

The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors,” our unaudited interim condensed consolidated financial statements and our consolidated financial statements.

Issuer	VTEX

Class A common shares offered by us	13,876,702 Class A common shares (or 16,726,702 Class A common shares if the underwriters exercise in full their option to purchase additional Class A common shares from us).

Class A common shares offered by the selling shareholders	5,123,298 Class A common shares. We will not receive any proceeds from the sale of any Class A common shares by the selling shareholders.

Class A common shares outstanding before the offering	54,424,944 Class A common shares.

Class A common shares outstanding after the offering	71,389,544 Class A common shares, if the underwriters do not exercise their option to purchase additional Class A common shares from us and 74,239,544 Class A common shares if the underwriters exercise in full their option to purchase additional Class A common shares from us.

Class B common shares outstanding before the offering	118,956,934 Class B common shares.

Class B common shares outstanding after the offering	115,869,036 Class B common shares.

Offering price	US$19.00 per Class A common share.

Indication of interest	An entity advised by Tiger Global Management, LLC that is an affiliate of existing holders of our shares, has agreed to purchase US$50.0 million in Class A common shares in this offering at the initial public offering price. The underwriters will receive the same discount on any of our Class A common shares purchased by such potential purchaser as they will from any other Class A common shares sold to the public in this offering.

Voting rights	The Class A common shares will be entitled to one (1) vote per share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to ten (10) votes per share.

Each Class B common share may be converted into one Class A common share at the option of the holder.

If, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding, then each Class B common share will convert automatically into one Class A common share.

In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, except for certain transfers to other holders of Class B common shares or their affiliates or to certain unrelated third parties as described under “Description of Share Capital—Conversion.”

Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law and subject to certain exceptions set forth in our Articles of Association as described under “Description of Share Capital—Voting Rights.”

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares, (1) holders of Class A common shares will hold approximately 5.8% of the combined voting power of our outstanding common shares and approximately 38.1% of our total equity ownership and (2) holders of Class B common shares will hold approximately 94.2% of the combined voting power of our outstanding common shares and approximately 61.9% of our total equity ownership.

If the underwriters exercise their option to purchase additional Class A common shares in full, (1) holders of Class A common shares will hold approximately 6.0% of the combined voting power of our outstanding common shares and approximately 39.1% of our total equity ownership and (2) holders of Class B common shares will hold approximately 94.0% of the combined voting power of our outstanding common shares and approximately 60.9% of our total equity ownership.

The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B common shares. See “Description of Share Capital” for a description of the material terms of our common shares and the difference between Class A and Class B common shares.

Option to purchase additional Class A common shares	We have granted the underwriters the right to purchase up to an additional 2,850,000 Class A common shares from us within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Listing	Our Class A common shares have been approved for listing on the NYSE, under the symbol “VTEX.”

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately US$245.3 million (or US$296.0 million if the underwriters exercise in full their option to purchase additional Class A common shares), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, which may include investments for the development of software, products or technologies, investments in the international expansion of our operations, funding future opportunistic mergers, acquisitions or investments in complementary businesses, and maintaining liquidity. We will have broad discretion in allocating a portion of the net proceeds from this offering. See “Use of Proceeds.”

Share capital before and after offering	As of the date of this prospectus, our authorized share capital is US$210,000 consisting of 2,100,000,000 common shares of par value US$0.0001 each.

Immediately after the offering, we will have 71,389,544 Class A common shares outstanding and 115,869,036 Class B common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional Class A common shares.

Dividend policy	The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. See “Dividends and Dividend Policy.”

Lock-up agreements	We and our executive officers, directors and pre-IPO shareholders representing substantially all of our issued share capital have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the period of up to 180 days following the date of this prospectus. Members of our board of directors and our executive officers have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Directed share program

At our request, the underwriters have reserved, at the initial public offering price, up to 1% of the Class A common shares offered by us by this prospectus for sale to our directors, officers and certain of our employees and other persons associated with us. The sales will be made by J.P. Morgan Securities LLC, an underwriter of this offering, through a directed share program. If these persons purchase Class A common shares under the directed share program, the number of Class A common shares available for sale to the general public will be reduced. Any reserved Class A common shares that are not purchased under the directed share program will be offered by the underwriters to the general public on the same terms as the other Class A common shares offered by this prospectus.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common shares.

Cayman Islands exempted company with limited liability	We are a Cayman Islands exempted company with limited liability. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In comparison, under the Delaware General Corporation Law, a director of a Delaware corporation owes fiduciary duties to the corporation and its shareholders comprised of the duty of care and the duty of loyalty. Such duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to additional 2,850,000 Class A common shares in connection with the offering.

Summary Financial and Other Information

The following tables set forth, for the periods and as of the dates indicated, our summary financial and operating data. The financial information presented herein has been derived from (1) our unaudited interim condensed consolidated financial statements as of March 31, 2021 and 2020, together with the accompanying notes thereto, prepared in accordance with IAS 34 – Interim Financial Reporting as issued by IASB and (2) audited consolidated financial statements for and as of December 31, 2020 and 2019, together with the accompanying notes thereto, prepared in accordance with IFRS as issued by the IASB, and included elsewhere in this prospectus.

The summary consolidated historical financial data should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited interim condensed consolidated financial statements and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Consolidated Statements of Profit or Loss

	For the Three Months ended March 31,		For the Year ended December 31,
	2021	2020	2020	2019
	(in US$ millions, except for per share amounts)
Subscription revenue	24.7	15.4	93.4	58.3
Services revenue	1.3	1.2	5.3	3.0

Total revenue	25.9	16.6	98.7	61.3

Subscription cost	(8.7)	(5.1)	(27.8)	(15.8)
Services cost	(2.1)	(1.7)	(7.1)	(4.4)

Total cost	(10.8)	(6.7)	(34.9)	(20.2)

Gross profit	15.1	9.9	63.8	41.1

Operating expenses
General and administrative	(7.2)	(3.1)	(14.0)	(10.7)
Sales and marketing	(11.0)	(5.7)	(23.8)	(20.2)
Research and development	(8.4)	(4.1)	(19.0)	(12.7)
Other income (losses)	(0.4)	(0.0)	(0.5)	0.7
Income (loss) from operation	(12.0)	(3.1)	6.5	(1.8)

Finance income	0.5	0.4	3.9	1.3
Finance expense	(1.9)	(3.2)	(7.0)	(3.2)

Finance result	(1.4)	(2.8)	(3.1)	(1.9)
Equity results	0.1	(0.0)	0.1	0.0

Income (loss) before income tax	(13.3)	(5.9)	3.5	(3.7)

Current income tax	(0.2)	(0.2)	(4.9)	(1.0)
Deferred income tax	1.0	0.8	0.6	0.1

Net loss of the period	(12.5)	(5.2)	(0.8)	(4.6)

Attributable to controlling shareholders	(12.5)	(5.2)	(0.9)	(4.6)
Non-controlling interest	(0.0)	0.0	0.1	0.0

Loss per share
Basic and diluted loss per share (US$)	(0.07)	(0.03)	(0.005)	(0.029)

Consolidated Balance Sheet

	As of March 31,	As of December 31,
	2021	2020	2019
	(in US$ millions)
Cash and cash equivalents	40.3	58.6	29.8

Marketable securities	16.1	17.0	14.5
Total current assets	91.1	108.7	65.9
Total non-current assets	47.8	31.3	31.8

Total assets	138.8	140.0	97.7

Total current liabilities	54.5	47.1	29.2
Total non-current liabilities	18.6	17.2	21.4

Total liabilities	73.0	64.3	50.6

Net assets	65.8	75.7	47.1

Issued capital	0.0	0.0	0.0
Capital reserve	82.1	78.9	50.1
Other reserves	(0.4)	0.1	(0.6)
Retained earnings (accumulated losses)	(15.9)	(3.4)	(2.5)

Equity attributable to VTEX’s shareholders	65.8	75.6	47.0

Non-controlling interest	—	0.1	0.0

Total shareholders’ equity	65.8	75.7	47.1

Total liabilities and shareholders’ equity	138.8	140.0	97.7

Consolidated Statements of Cash Flow Data

	For the Three Months ended March 31,		For the Year Ended December 31,
	2021	2020	2020	2019
	(in millions of US$)
Net cash provided (used) by operating activities	(7.4)	(9.3)	11.2	2.1
Net cash provided (used) by investing activities	0.3	(1.0)	(6.1)	(19.2)

Net cash provided (used) by financing activities	(9.7)	(0.4)	25.0	43.5

Increase (decrease) in cash and cash equivalents	(16.9)	(10.8)	30.0	26.4

Key Operating and Other Financial Metrics

Gross Merchandise Value

Gross merchandise value is the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metric—Gross Merchandise Value.”

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	802.7	836.2	894.4	1,307.2	952.4	1,870.8	2,131.7	2,533.9	2,036.1
GMV Growth FX Neutral (%)	51.4%	33.6%	46.7%	45.9%	36.3%	178.0%	190.2%	130.2%	142.3%

Financial Metrics

For convenience of investors, this prospectus presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures. We understand that Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies. For more information, see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Non-GAAP Income (Loss) from Operations

The following table presents a reconciliation of our Non-GAAP Income (loss) from operation to our Income (loss) from operation for the following periods:

	For the three months ended March 31,		For the year ended December 31,
	2021	2020	2020	2019
	(in US$ millions)
Income (loss) from operation	(12.0)	(3.1)	6.5	(1.8)

Share-based compensation expense(1)	3.2	0.3	3.3	0.7
Amortization of intangibles related to acquisitions	0.4	0.4	0.8	0.7

Non-GAAP Income (Loss) from Operations	(8.5)	(2.4)	10.6	(0.4)

(1)	Includes payroll taxes relating to our restricted stock units granted from October 2020, in the amount of US$1.6 million and US$0.5 million as of March 31, 2021 and December 31, 2020, respectively.

Free Cash Flow

The following table presents a reconciliation of our Free Cash Flow to Net cash provided by operating activities for the following periods:

	For the three months ended March 31,		For the year ended December 31,
	2021	2020	2020	2019
	(in US$ millions)
Net cash provided (used) by operating activities	(7.4)	(9.3)	11.2	2.1

Acquisitions of property and equipment	(0.5)	(0.5)	(1.6)	(1.8)

Free Cash Flow	(8.0)	(9.9)	9.5	0.2

FX Neutral measures

The following table sets forth selected income statement line items on an FX Neutral basis for the three months ended March 31, 2021 and 2020, and years ended December 31, 2020 and 2019:

	For the three months ended March 31,
	As reported			On an FX Neutral basis(1)
	2021	2020	% variation	2021	2020	% variation
	(in US$ millions except as otherwise indicated)
Subscription revenue	24.7	15.4	59.7%	28.1	15.4	81.9%
Services revenue	1.3	1.2	5.5%	1.4	1.2	13.6%

Total revenue	25.9	16.6	55.8%	29.5	16.6	77.0%

Subscription cost	(8.7)	(5.1)	72.2%	(9.1)	(5.1)	80.3%
Services cost	(2.1)	(1.7)	25.6%	(2.2)	(1.7)	33.5%

Total cost	(10.8)	(6.7)	60.6%	(11.4)	(6.7)	68.6%

Gross profit	15.1	9.9	52.5%	18.1	9.9	82.7%
Operating expenses	(27.1)	(13.0)	109.3%	(30.1)	(13.0)	132.6%

Income (loss) from operation	(12.0)	(3.1)	293.8%	(12.0)	(3.1)	294.3%

	For the year ended December 31,
	As reported			On an FX Neutral basis(1)
	2020	2019	% variation	2020	2019	% variation
	(in US$ millions except as otherwise indicated)
Subscription revenue	93.4	58.3	60.2%	113.4	58.3	94.6%
Services revenue	5.3	3.0	74.8%	6.4	3.0	110.2%

Total revenue	98.7	61.3	60.9%	119.8	61.3	95.3%

Subscription cost	(27.8)	(15.8)	75.5%	(29.7)	(15.8)	87.2%
Services cost	(7.1)	(4.4)	60.1%	(7.9)	(4.4)	78.5%

Total cost	(34.9)	(20.4)	72.1%	(37.5)	(20.2)	85.3%

Gross profit	63.8	41.1	55.4%	82.3	41.1	100.3%
Operating expenses	(57.3)	(42.9)	33.6%	(67.7)	(42.9)	57.9%

Income (loss) from operation	6.5	(1.8)	(460.4)%	14.6	(1.8)	(904.6)%

(1)

We calculate FX Neutral measures by using the average monthly exchange rates for each month during 2020 or 2019, as the case may be, and applying them to the corresponding months in 2021 or 2020, respectively, so as to calculate what our results would have been had exchange rates remained stable from one financial year to the next.

RISK FACTORS

An investment in our Class A common shares involves significant risks. Before you decide to invest in our Class A common shares, you should carefully consider all of the information set forth in this prospectus, including the risks described below. Note that an investment in the securities of issuers whose operations are located in emerging market regions such as Latin America involves a higher degree of risk than an investment in the securities of issuers whose operations are located in the United States or other more developed countries. In the event that any of these risks occurs, our business, financial condition, results of operations and prospects may be materially adversely affected and, as a result, the value of our Class A common shares may decline and you may lose all or part of your investment. We currently believe that the risks described below are those that may adversely affect us. Additional risks and uncertainties not currently known to us, or that we currently believe to be immaterial, may have a material adverse effect on us in the future.

When determining whether to invest, you should also refer to the other information contained in this prospectus, including our unaudited interim condensed consolidated financial statements and our consolidated financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Forward-looking statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

For the purposes of this section, the indication that a risk, uncertainty or problem may or will have an “adverse effect on us” or will “adversely affect us” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the liquidity or trading price of our Class A common shares, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

Risks Related to Our Business and Industry

Although we have experienced significant growth in recent periods, we have recorded net losses since 2019, and we expect to continue to record a net losses for the foreseeable future as we continue to implement our growth strategy. Consequently, may not be able to generate sufficient revenue to achieve and sustain profitability; our recent levels of growth may not be indicative of our future growth and will depend on our ability to attract new customers, retain existing customers and increase sales to both new and existing customers, particularly if the growth in ecommerce during the COVID-19 pandemic fails to continue after the COVID-19 pandemic ends.

Since 2019, we have recorded a net loss, and we expect to continue to record a net loss for the foreseeable future as we continue to implement our growth strategy. Consequently, we may not be able to generate sufficient revenue to achieve and sustain profitability. We incurred a net loss of US$12.5 million, US$5.2 million, US$0.8 million and US$4.6 million in the three months ended March 31, 2021 and 2020 and in the years ended December 31, 2020 and 2019, respectively. However, we experienced significant growth in revenue, recording a 55.8% increase in total revenue to US$25.9 million in the three months ended March 31, 2021, from US$16.6 million in the three months ended March 31, 2020, respectively, and 60.9% increase in total revenue to US$98.7 million in year ended December 31, 2020, from US$61.3 million in year ended December 31, 2019, respectively. We principally generate revenues through subscriptions plans, where we have a fixed fee and a revenue-sharing component based on a percentage charged on the customer’s GMV. Our subscription plans typically have 12-to-36-month terms. Our customers have no obligation to renew their subscriptions after their subscription term expires and have the ability to terminate their subscriptions upon short notice. As a result, even though the number of customers using our platform has grown rapidly in recent years, there can be no assurance that we will attract new customers, retain existing customers or increase sales to both new and existing customers. In addition, our results may be affected if we lose or forego income derived from commission fees charged to marketplace partners, payment providers and any other service provided through our app store with which we operate.

Our ability to grow and generate incremental revenue also depends, in part, on our ability to maintain and grow our relationships with existing customers (including any customers acquired in connection with our acquisitions) and to have them increase their usage of our platform. If our customers do not increase their use of our products, our revenue may decline, and our results of operations may be harmed. Customers are charged based on the usage of our products. Most of our customers do not have long-term contractual arrangements with us, and, therefore, most of our customers may reduce or cease their use of our products at any time without penalty or termination charges. Customers may terminate or reduce their use of our products for any number of reasons, including if they are not satisfied with our products, the value proposition of our products or our ability to meet their needs and expectations. The loss of customers or reductions in their usage levels of our products may have a negative impact on our business, results of operations and financial condition. If a significant number of customers cease using or reduce their usage of our products, we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition.

Furthermore, in future periods, we may not be able to attract new customers and sustain revenue growth consistent with our recent growth, or at all. We believe our ability to attract new customers and our revenue growth depends on a number of factors, including:

•	reductions in our current or potential customers’ spending levels;

•

competitive factors affecting the software as a service, or SaaS, business software applications market, including the introduction of competing platforms, discount pricing and other strategies that may be implemented by our competitors;

•	our ability to execute our growth strategy and operating plans;

•	a decline in our customers’ level of satisfaction with our platform and customers’ usage of our platform;

•	changes in our relationships with third parties, including our business partners, app developers, theme designers, referral sources and payment processors;

•	the timeliness and success of our solutions;

•	the frequency and severity of any system outages;

•	technological change;

•	our ability to adequately obtain, maintain, protect and enforce our intellectual property and proprietary rights;

•	concerns relating to actual or perceived privacy or security breaches;

•	the continued willingness of the end-consumers of our customers to use the internet for commerce; and

•

our focus on long-term value over short-term results, through strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long term.

As a result of the foregoing factors, it is difficult for us to forecast our future revenue or revenue growth. If our assumptions are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, the price of our Class A common shares could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue for any prior periods as any indication of our future revenue or revenue growth.

In addition, the restrictions imposed by the COVID-19 pandemic have prompted a shift in sales from traditional brick-and-mortar commerce to ecommerce that benefited our business in 2020. There can be no assurance that once the COVID-19 pandemic is sufficiently controlled, this shift in sales will continue and that we will continue to benefit from it. For further information, see “—The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.”

If we are unable to attract new customers in a cost-effective manner, then our business, results of operations and financial condition would be adversely affected.

We may be unable to attract new customers in a cost-effective manner. We use a variety of marketing channels to promote our products and platform, such as participating in and sponsoring industry events, developer events and developer evangelism, as well as search engine marketing and optimization. We periodically adjust the mix of our other marketing initiatives such as regional customer events, email campaigns, billboard advertising and public relations initiatives. If the cost of the marketing channels we use increase dramatically, then we may choose to use alternative and less expensive channels, which may not be as effective as the channels we currently use. As we add to, or change, the mix of our marketing strategies, we may also need to expand into more expensive channels than those we are currently in, which could adversely affect our business, results of operations and financial condition. We incur marketing expenses before we are able to recognize any revenue that the relating marketing initiatives may generate, and these expenses may not result in increased revenue or brand awareness. We have made in the past, and may make in the future, significant expenditures and investments in new marketing campaigns, and we cannot guarantee that any such investments will lead to the cost-effective acquisition of new customers. If we are unable to maintain effective marketing initiatives, our ability to attract new customers could be materially and adversely affected, our advertising and marketing expenses could increase significantly, and our results of operations may suffer.

The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic, the measures attempting to contain and mitigate the effects of the COVID-19 pandemic, including stay-at-home, business closure, and other restrictive orders, and the resulting changes in consumer behavior, have disrupted our normal operations and impacted our employees, suppliers, partners and customers. We expect these disruptions and impacts to continue until the COVID-19 pandemic is sufficiently controlled. In response to the COVID-19 pandemic, we have taken a number of actions that have impacted, and continue to impact, our business, including transitioning employees across all our offices (including our corporate headquarters) to remote work-from-home arrangements and imposing travel and other related restrictions. Given the continued spread of the COVID-19 pandemic and the resulting personal, economic and governmental reactions, we may have to implement additional measures in the future that could harm our business, financial condition and results of operations. While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce has not historically been fully remote. Prior to the COVID-19 pandemic, certain of our employees traveled frequently to establish and maintain relationships with one another and with our customers, partners and investors. We continue to monitor the impacts of the COVID-19 pandemic and may adjust our current policies as more information and guidance become available. Suspending travel and the lack of doing business in-person on a long-term basis could negatively impact our marketing efforts, our ability to enter into subscription deals in a timely manner, our international expansion efforts and our ability to recruit employees across our organization. These changes could negatively impact our sales and marketing in particular, which could have longer-term effects on our sales pipeline, or create operational or other challenges as our workforce remains predominantly remote. Any of these impacts could harm our business. In addition, our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and associated global economic uncertainty and seeking to manage its effects on our business and workforce.

In response to the COVID-19 pandemic, governments across the countries in which we operate have instituted lockdowns, social distancing and similar measures to slow infection rates. These restrictions have prompted shifts in sales from traditional brick-and-mortar commerce to ecommerce, which has increased usage of our services. When the COVID-19 pandemic abates, our customers’ end-consumers may resume purchasing from brick-and-mortar stores to the detriment of our customers’ ecommerce stores, and as such, their online channels may experience decreases or decreased growth rates in transactions, which would negatively affect our business, financial condition and operating results. Similarly, once the COVID-19 pandemic is sufficiently controlled, we may also generally experience decreases or decreased growth rates in sales of new subscriptions plans to customers, as our prospective and existing customers’ end-consumers may be less inclined to purchase online, which would negatively affect our business, financial condition and operating results. For more information about the impacts of the COVID-19 on our activities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impacts of the COVID-19 pandemic.”

The degree to which COVID-19 will affect our business and results of operations will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include, but are not limited to, the duration, extent and severity of the COVID-19 pandemic, actions taken to contain the COVID-19 pandemic, the impact of the COVID-19 pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, suppliers, partners and customers. The COVID-19 pandemic and related restrictions could limit our customers’ ability to continue to operate, to obtain inventory, generate sales, or make timely payments to us. It could disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is not available. It could cause delays or disruptions in services provided by key suppliers and vendors, make us, our partners and our service providers more vulnerable to security breaches, denial of service attacks or other hacking or phishing attacks, or have other unpredictable effects.

The COVID-19 pandemic has also caused heightened uncertainty in the global economy. If economic conditions further deteriorate, consumers may not have the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers and our results of operations. Uncertainty from the COVID-19 pandemic may cause prospective or existing customers to defer investment in ecommerce. Since the impact of the COVID-19 pandemic is ongoing, the effect of the COVID-19 pandemic and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Volatility in the capital markets has been heightened during recent months and such volatility may continue, which may cause declines in the price of our Class A common shares.

To the extent there is a sustained general economic downturn and our software is perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected. Our revenue may also be disproportionately affected by delays or reductions in general information technology spending. Competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be materially and adversely affected.

If we fail to improve, enhance or innovate the features, functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our customers’ evolving needs or preferences, our business may be adversely affected and we may become subject to performance or warranty claims, and we may incur significant costs. Our services must also integrate with a variety of operating systems, software, hardware and networks. If we are unable to ensure that our services or hardware interoperate with such operating systems, software, hardware and networks, our business may be materially and adversely affected.

The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our success has been based primarily on our ability to identify and anticipate the needs of our customers and design a platform that provides them with the tools they need to operate and grow their businesses by giving them the ability to access our platform 24 hours a day, 7 days a week, without interruption or performance degradation. Our ability to attract new customers, retain existing customers and increase sales to both new and existing customers will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform, as well as offering new solutions that appeal to our customers as their business needs evolve.

Our platform must also integrate with a variety of third-party network, hardware, mobile, and software platforms and technologies. We need to continuously modify, enhance and introduce new features to our platform to adapt to changes and innovation in these technologies. Any changes in these systems or networks that degrade the functionality of our platform, impose additional costs or requirements on us, or give preferential treatment to competitive services, including their own services, could materially and adversely affect usage of our platform. If businesses widely adopt new ecommerce technologies, we would have to develop new functionalities for our platform to be compatible with those new technologies, which we may not be able to do in a timely and cost-effective manner. These development efforts may require significant engineering, marketing and sales resources, all of which would affect our business and operating results, and there can be no assurance that such efforts will be successful. Any failure of our platform to operate effectively with future technologies could reduce the demand for our platform. If we are unable to respond to these changes in a cost-effective manner, our platform may become less marketable and less competitive or obsolete, and our operating results may be negatively affected.

Our customers use our services for processes that are critical to their businesses. Errors, defects, security vulnerabilities, service interruptions or software bugs in our platform, whether in connection with day-to-day operation, upgrades or otherwise, could result in losses to our customers, harm our reputation, and result in reduced sales or a loss of, or delay in, the market acceptance of our solutions. Prolonged interruption in the availability, or the reduction in functionality, of our platform or solutions, or frequent or persistent interruptions in accessing our platform, could cause customers to believe that our platform is unreliable and could materially harm our reputation and business. Our customers may seek significant compensation from us for any losses they suffer in connection with such performance issues or cease conducting business with us altogether by terminating their contracts or electing not to renew their subscriptions. Further, a customer could share information about bad experiences on social media, which could result in damage to our reputation and loss of future sales. There can be no assurance that provisions typically included in our agreements with our customers that attempt to limit our exposure to claims related to our platform would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim, and our insurance policies may be insufficient to cover such claims. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions.

From time to time, we have found defects or errors in our platform and may discover additional defects or errors in the future that could result in, among other issues, data unavailability, unauthorized access to, loss, corruption, or other harm to our customers’ data. We may not be able to detect and correct defects or errors before the release of solutions on our platform. Consequently, we or our customers may discover defects or errors after such solutions have been released on our platform. We implement bug fixes and upgrades as part of our regularly scheduled system maintenance, but such maintenance may adequately address all defects or errors in our platform. Furthermore, if we do not complete this maintenance according to schedule or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance services and related system outages, customers could terminate their contracts, or delay or withhold payment to us, or cause us to issue credits, make refunds, or pay penalties. The costs incurred or delays resulting from the correction of defects or errors in our software or other performance problems may be substantial and could adversely affect our operating results.

In such events, we may be also required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform. If we are not able to hire, develop and retain talented marketing personnel, or if our new marketing personnel are unable to develop and execute efficient inbound and branding marketing programs in a reasonable period of time, or if our sales and marketing strategies are not effective to generate traffic and build a top of mind brand, our ability to attract new customers may be impaired.

Our ability to increase our customer base and achieve broader market acceptance of our platform will depend on our ability to expand our marketing and sales operations. We plan to continue expanding our sales force and strategic business partners, both domestically and internationally. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. Our business and operating results may be adversely affected if our sales and marketing efforts do not generate a corresponding increase in revenue.

We also plan to dedicate significant resources to sales and marketing programs, including search engine and other online advertising with respect to our small and medium business, or SMB, online stores, which represented less than 8% of our revenues in the year ended December 31, 2020. The effectiveness of our online advertising may continue to vary due to competition for key search terms, changes in search engine use, and changes in search algorithms used by major search engines and other digital marketing platforms. If the cost of marketing our platform over search engines or other digital marketing platforms increases, our business and operating results could be adversely affected. Competitors also may bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website.

If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe that maintaining and growing the VTEX brand is important to supporting continued acceptance of our existing and future solutions, attracting new customers to our platform, and retaining existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionalities and solutions, and our ability to successfully differentiate our platform from competitive products and services. Additionally, our business partners’ performance may affect our brand and reputation if customers do not have a positive experience. Our efforts to build and maintain our brand have involved and will continue to involve significant expense. Brand promotion activities may not generate customer awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses we incurred in building our brand. We strive to establish and maintain our brand in part by obtaining trademark rights. However, if our trademarks are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed. If we fail to successfully promote, protect and maintain our brand, we may fail to attract enough new customers or retain our existing customers to realize a sufficient return on our brand-building efforts, and our business could suffer.

We face intense competition, especially from well-established companies offering solutions and related applications. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers and grow our business.

The market for ecommerce solutions is evolving and highly competitive. We expect competition to increase in the future from established competitors and new market entrants. With the introduction of new technologies and the entry of new companies into the market, we expect competition to persist and intensify in the future. This could harm our ability to increase sales, maintain or increase renewals and maintain our prices. We face intense competition from other software companies that may offer related ecommerce platform software solutions and services. Our competitors include larger companies that have acquired ecommerce platform solution providers in recent years. We also compete with custom software internally developed within ecommerce businesses. Our primary competitors are SAP Hybris, Oracle Commerce, Magento (an Adobe company), Salesforce Commerce Cloud (formerly known as Demandware), and Shopify Plus. In addition, we face competition from niche companies that offer point products that attempt to address certain of the problems that our platform solves.

Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages such as greater name recognition, longer operating histories, larger sales and marketing budgets and resources, greater customer support resources, lower labor and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources.

Some of our larger competitors also have substantially broader product lines that may allow them to offer a broader suite of products to retailers than we can. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors, or continuing market consolidation. New start-up companies that innovate, and large companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with our platform.

Mergers and acquisition activity in the technology industry could increase the likelihood that we compete with other large technology companies. In addition, some of our competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships with agency partners, technology and application providers in complementary categories, or other parties. Furthermore, ecommerce on large online marketplaces could increase as a percentage of all ecommerce activity, thereby reducing customer traffic to individual customer websites. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure, a loss of market share, or a smaller addressable share of the market. It could also result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our ability to compete.

Some of our larger competitors use broader product offerings to compete by bundling their product, or by closing access to their technology platform. Our potential customers may worry about disadvantages associated with switching platform providers, such as a loss of accustomed functionality, increased costs and business disruption. As a result, certain potential customers may resist changing vendors. We will seek to overcome this resistance through strategies such as making investments to improve the functionality of our solutions vis-à-vis the products and solutions offered by our competitors. However, there can be no assurance that our strategies for overcoming potential customers’ reluctance to change vendors will be successful, and this resistance may adversely affect our growth plans. These competitive pressures in our market, or our failure to compete effectively, may result in price reductions, less orders, reduced revenue and gross margins, increased net losses and loss of market share. Any failure to meet and address these factors could harm our business, results of operations and financial condition.

We may need to reduce or change our pricing model to remain competitive.

We price our fixed subscription fee and our transaction-based fee with our customers based on a combination of GMV they transact on our platform. We expect that we may need to change our pricing from time to time. As new or existing competitors introduce products that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers. We must also determine the appropriate price to enable us to compete effectively internationally. Small, mid-market and large enterprise customers may demand substantial price discounts as part of the negotiation of sales contracts. As a result, we may be required or choose to reduce our prices or otherwise change our pricing model, which could adversely affect our business, operating results and financial condition.

Our sales cycle with our customers can be long and unpredictable, and our sales efforts require considerable time and expense.

The timing of our sales with our customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. Mid-market and large enterprise customers, particularly those in highly regulated industries and those requiring customized applications, may have an even further lengthy sales cycle for the evaluation and implementation of our platform. If these customers maintain work-from-home arrangements for a significant period of time as a result of the COVID-19 pandemic or otherwise, it may cause a lengthening of these sales cycles. This may cause a delay between increasing operating expenses for such sales efforts and, upon successful sales, the generation of corresponding revenue. We are often required to spend significant time and resources to better educate our potential customers and familiarize them with our platform. The length of our sales cycle for these customers, from initial evaluation to contract execution, is generally 8 to 12 months for large enterprise customers and 4 to 8 months for small and mid-market customers, but can vary substantially.

As a result, a significant portion of our revenue is generated from the recognition of contract liabilities from contracts entered into with customers during prior periods. Customers often view our revenue sharing arrangements and subscription to our ecommerce platform and services as a strategic decision requiring significant investment. As a result, customers frequently require considerable time to evaluate, test and qualify our platform prior to entering into or expanding a subscription. During the sales cycle, we spend significant time and resources on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

•	the effectiveness of our sales force, as we hire and train our new salespeople to sell to mid-market and large enterprise customers;

•	the discretionary nature of purchasing and budget cycles and decisions;

•	the obstacles placed by customers’ procurement process;

•	economic conditions and other factors impacting customers’ budgets, including as a result of the COVID-19 pandemic;

•	customers’ integration complexity;

•	customers’ familiarity with SaaS ecommerce solutions;

•	customers’ evaluation of competing products during the purchasing process; and

•	evolving customer demands.

Given these factors, it is difficult to predict whether and when a sale will be completed, and when revenue from a sale will be recognized. Consequently, a shortfall in demand for our solutions and services or a decline in new or renewed contracts in a given period may not significantly reduce our revenue for that period but could negatively affect our revenue in future periods.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The market for ecommerce solutions is relatively new and will experience changes over time. Ecommerce market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including businesses’ desire to differentiate themselves through ecommerce, partnership opportunities, changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment, and changes in economic conditions. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate and our ability to produce accurate estimates and forecasts may in the future be impacted by the economic uncertainty associated with the COVID-19 pandemic. Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all.

Our business is susceptible to risks associated with international sales and the use of our platform in various countries.

We currently have customers in approximately 32 countries. In the years ended December 31, 2020 and 2019 we generated 42.8% and 29.2%, of our total revenue from customers outside Brazil. We currently have operations in Argentina, Chile, Colombia, Mexico, Peru, Portugal, Romania, Italy, the United Kingdom and the United States. We are continuing to adapt and develop strategies to address international markets, but such efforts may not be successful. In addition, the COVID-19 pandemic and related stay-at-home, business closures, and other restrictive orders and travel restrictions may pose additional challenges for international expansion and may impact our ability to launch into new regions and further expand geographically.

In addition, part of our growth strategy is to further expand our operations and customer base internationally. Business expansion and development in new jurisdictions may expose us to risk related to staffing and managing cross border operations, reduced brand awareness in new markets and lack of acceptance of our products and services, competition with established local competitors and increased costs and difficulty protecting intellectual property and sensitive data, tariffs and other trade barriers, differing and potentially adverse tax consequences, increased and conflicting regulatory compliance requirements (including with respect to privacy, security and labor), challenges caused by distance, language and cultural differences, exchange rate risk and political instability. Accordingly, our efforts to develop and expand the geographic footprint of our operations may not be successful, which could limit our ability to grow our business.

Our sales and the use of our platform in various countries subject us to risks that include, but are not limited to:

•

the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with servicing international customers and operating numerous international locations;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	our ability to effectively price our products in competitive international markets;

•	new and different sources of competition or other changes to our current competitive landscape;

•

understanding and reconciling different technical standards, data privacy and telecommunications regulations, registration and certification requirements outside of Brazil, which could prevent customers from deploying our products or limit their usage;

•

our ability to comply with Brazilian Federal Law No. 13,709/2018, as amended (Lei Geral de Proteção de Dados Pessoais), or the LGPD, and laws, regulations and industry standards relating to data privacy, data localization and security enacted in countries and other regions in which we operate or do business;

•	potentially greater difficulty collecting trade receivable and longer payment cycles;

•	higher or more variable network service provider fees outside of Brazil;

•	the need to adapt and localize our products for specific countries;

•	the need to offer customer support in various languages;

•

lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;

•	greater difficulty in enforcing contracts, including our universal terms of service and other agreements;

•	differing labor regulations, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	reduced or uncertain protection for intellectual property rights in some countries;

•

compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the Brazilian Federal Law No. 12,846/2013, as amended, or the Brazilian Anticorruption Law, the UK Bribery Act of 2010, the UK Proceeds of Crime Act 2002, and similar laws and regulations in other jurisdictions;

•	changes in international trade policies, tariffs and other non-tariff barriers, such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•

compliance with (1) tax regulations in the countries in which we operate, including the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings, which may lead to unintended abusive planning, penalties and reputational risk, or being deemed a permanent establishment and (2) payment obligations of tax on digital services in jurisdictions where we do not have legal presence;

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•	restrictions on the transfer of funds;

•	deterioration of political relations between Brazil and other countries;

•

the impact of natural disasters and public health epidemics such as COVID-19 on employees, contingent workers, partners, travel and the global economy and the ability to operate freely and effectively in a region that may be fully or partially on lockdown; and

•	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

These factors may cause our international costs of doing business to exceed our comparable domestic costs and may also require significant management attention and financial resources. Our future expansion efforts that we undertake may not be successful. Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition. If we invest substantial time and resources to expand our international operations and are unable to do so successfully, our business and operating results will suffer.

We typically provide monthly uptime service level commitments of up to 99.5% under our agreements with customers. If we fail to meet these contractual commitments, our business, results of operations and financial condition could be adversely affected.

Our agreements with customers typically provide for service level commitments of up to 99.5%. If we suffer extended periods of downtime for our products or platform and we are unable to meet these commitments, we are contractually obligated to provide our customer a service credit of up to 20% of the monthly fees payable to us by such customer. In addition, the performance and availability of our third-party service providers, including Amazon Web Services, or AWS, which provides our cloud infrastructures, is outside of our control and, therefore, we are not in full control of whether we can meet our service level commitments. Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to grow our customer base, subject us to financial liabilities under our service level agreements, or SLAs, and otherwise harm our business, results of operations and financial condition.

If we fail to offer high-quality customer support, our business and reputation could suffer.

Our customers rely on our personnel for support related to their subscription and customer solutions. High-quality support is important for the renewal and expansion of our agreements with existing customers. The importance of high-quality support, including with respect to multiple cloud support, will increase as we expand our business and pursue new customers, particularly mid-market and large enterprise customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new software to existing and new customers could suffer and our reputation with existing or potential customers could be harmed.

If we are unable to hire, retain and motivate qualified personnel, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm our business, financial condition and operating results. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing software and internet-related services, will be critical to our future success. Competition for highly skilled personnel in Brazil and some of the countries in which we operate can be intense due in part to the more limited pool of qualified personnel as compared to other places in the world, and we have experienced difficulties hiring employees from foreign jurisdictions to work in our offices. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited by us or divulged proprietary or other confidential information to us.

As our operations expand, we will require additional engineering support staff to sustain the increased use of our platform and services. If we are unable to adequately and timely grow our engineering support team or the overall quality of our current team diminishes significantly, our resources may be diverted to fixing existing errors, defects, security vulnerabilities, service interruptions or software bugs, instead of providing additional services to customers. While we may enhance our offering through acquisitions, the overall quality and cohesiveness of our product may be impaired. Failure to properly integrate the engineering support staff and activities of any of our acquired companies may result in the diversion of attention of staff to migrations and integrations issues rather than focusing on the continued improvement of our platform and services.

While we intend to issue stock options or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under IFRS to recognize compensation expense in our operating results for employee stock-based compensation under our equity grant programs, which may increase the pressure to limit stock-based compensation and jeopardize our ability to hire, retain and motivate qualified personnel.

The loss of our qualified personnel, as well as any difficulty to attract and replace them in a timely manner, may cause an adverse effect on our business and results of operations.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management, including our Co-Chief Executive Officers, Geraldo do Carmo Thomaz Júnior and Mariano Gomide de Faria, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of one or more of our executive officers or key employees (including any limitation on the performance of their duties or short-term or long-term absences as a result of the COVID-19 pandemic) could have a serious adverse effect on our business causing significant delays or prevent the achievement of our strategic objectives. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. In addition, some of the members of our current senior management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture. In addition, if the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

Our success depends in part on our business partner-centric strategy. Our business would be harmed if we fail to maintain or expand our partner relationships.

Strategic technology business partnerships are essential to our competitive strategy. A significant percentage of our customers choose to integrate our ecommerce platform with third-party application providers using our open APIs and software development kits. The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with third-party applications and platforms, including marketplaces and social media sites. We are dependent on strategic technology partner solutions for major ecommerce categories, including payments, shipping, tax, accounting, ERP, marketing, fulfillment, cross-channel commerce and point of sale system, or POS. We will continue to depend on various third-party relationships to sustain and grow our business. Third-party application providers may change the features of their applications and platforms, alter their governing terms, and restrict our ability to add, customize or integrate systems, functionality and consumer experiences. Such changes could limit or terminate our ability to use these third-party applications and platforms as part of our effort to provide our customers a highly extensible and customizable experience. This could negatively impact our offerings and harm our business. Marketplaces or social networks that have allowed limited integration into their platforms, such as Dafiti, Mercado Libre, Amazon, Facebook and Instagram, may discontinue our access or allow other platforms to integrate with their platforms more easily, which would increase competition for ecommerce platforms across their solutions. Our business will be negatively impacted if we fail to retain our technology partner relationships for any reason, including contractual disputes, failure to support their or our technology or integrations, errors, bugs, or defects in our or their technology, or changes in our or their platforms. Any failure to maintain such relationships could harm our relationship with our customers, our reputation and brand, our revenue, our business and our results of operations.

Strategic technology partners and third parties may not be successful in building integrations, co-marketing our platform to provide a significant volume and quality of lead referrals, or continuing to work with us as their products evolve. Identifying, negotiating and documenting relationships with additional strategic technology partners requires significant resources. Integrating third-party technology can be complex, costly and time-consuming, and third parties may be unwilling to build such necessary integrations. Consequently, we may be required to devote additional resources to develop integrations for business applications on our own. Providers of business applications with which we have integrations may decide to compete with us or enter into arrangements with our competitors, resulting in such providers withdrawing support for our integrations. Any failure of our platform to operate effectively with third-party business applications could reduce the demand for our platform, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to these changes or failures in a cost-effective manner, our platform may become less marketable, less competitive, or obsolete, and our results of operations may be negatively impacted.

We also leverage the sales and referral resources of agency and referral partners through a variety of programs. If we are unable to effectively utilize, maintain and expand these relationships, our revenue growth would slow, we would need to devote additional resources to the development, sales and marketing of our platform, and our financial results and future growth prospects would be harmed. Our referral partners may also demand greater referral fees or commissions, which would increase our costs.

A cyberattack, security breach or other unauthorized access or interruption to our information technology systems or those of our third-party service providers could delay or interrupt service to our customers and their customers, harm our reputation or subject us to significant liability.

We collect, transmit, use, disclose, store and process personal information, including credit card information and other confidential information, of our employees, our business partners, our customers and their end-consumers. Third-party applications available on our platform and mobile applications may also collect, transmit, use, disclose, store and process such personal information, credit card information and other confidential information. We cannot and do not proactively monitor the content that our customers upload or the information provided to us through the applications integrated with our ecommerce platform; therefore, we do not control the substance of the content on our servers, which may include personal information. We also use third-party service providers and subprocessors to help us deliver services to customers and their end-consumers. These service providers and subprocessors may also collect, transmit, use, disclose, store and process personal information, credit card information and/or other confidential information of our employees and customers. This information, and the information technology systems that store such information, have in the past and may in the future be the target of unauthorized access or intrusion, or subject to security breaches and other incidents, including as a result of third-party action, employee or contractor error, nation state malfeasance, malware, phishing, computer hackers, system error, software bugs or defects, process failure or otherwise. Cybersecurity threats, privacy breaches, insider threats or other incidents and malicious internet-based activity continue to increase, evolve in nature and become more sophisticated. Information security risks for companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, as well as nation-state and nation-state-supported actors. For example, in February 2021, our subsidiary, Ciashop Soluções para Comércio Eletrônico S.A., or Ciashop, was subject to a ransomware attack that corrupted certain operating system files. Ciashop’s site reliability engineering team was ultimately able to restore all services and applications and recover the corrupted data and Ciashop adopted a number of actions in an effort to prevent future incidents, including, among others, upgrading its antivirus software, a review of firewall rules of its production environment and a scan for vulnerabilities in its environment. While our platform was not affected as it is segregated from that of Ciashop’s, we cannot guarantee that any similar incidents may not occur again and adversely affect our operations.

Many companies that provide services similar to ours have also reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic. In addition, in the past, some of our customers have been subject to distributed denial of service, or DDoS, attacks, a technique used by hackers to take an internet service offline by overloading its servers. Our platform may be subject to similar DDoS attacks in the future. In addition, because we leverage third-party partners and service providers, including cloud, software, data center and other critical technology vendors to deliver our solutions, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions. In addition, we may also become liable in the event our third-party service providers and subprocessors are subject to security breaches, privacy breaches or other cybersecurity threats. For example, in May 2021, the server of one of our third-party service providers in Chile that stores, among other things, certain of our customer’s consumer personal information processed through our platform, was accidentally made publicly available on the internet and data of approximately 3,500 of one of our customer’s consumers was accessed without authorization. Although our customer is the data controller of its consumers’ data and ultimately responsible for any privacy or security breaches involving such personal data, as our customer’s data processor, we may be held jointly or severally liable if we (or our third-party service provider) are found to not have instituted adequate data security measures on our platform. As of the date of this prospectus, the incident is under investigation. We cannot guarantee that any similar incidents may not occur again and adversely affect our operations. We and our third-party service providers and partners may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems and cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. Since techniques used to obtain unauthorized access change frequently and the sophistication and size of DDoS and other cybersecurity attacks is increasing, we may be unable to implement adequate preventative measures or stop the attacks while they are occurring. Any actual or perceived DDoS attack or other security breach or incident could delay or interrupt service to our customers and their customers, could result in loss, compromise, corruption or disclosure of confidential information, intellectual property and sensitive and personal data or data we rely on to provide our solutions, may deter consumers from visiting our customers’ shops, damage our reputation and brand, expose us to a risk of litigation, indemnity obligations and damages for breach of contract, cause us to incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any such DDoS attack or other security breach or incident and implement additional security measures.

Some jurisdictions, including Brazil and all 50 states in the United States, have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain customers require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones. In addition, if our security measures fail to protect credit card information adequately, we could be liable to our business partners, the payment card associations, our customers, their end-consumers and consumers with whom we have a direct relationship. We could be subject to fines and higher transaction fees, we could face regulatory or other legal action, and our customers could end their relationships with us. The limitations of liability in our contracts may not be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Our failure to comply with legal, contractual, or standards-based requirements around the security of personal information could lead to significant fines and penalties, as well as claims by our customers, their end-consumers, or other stakeholders. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, divert management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our platform.

We currently do not maintain cybersecurity insurance, and in the event we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim. The successful assertion of one or more large claims against us, or changes in any insurance policies we may enter into, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

We are also subject to federal, state and foreign laws regarding cybersecurity and the protection of data. See “—Our business is subject to Brazilian, United States and other foreign data privacy, data protection and information security laws, regulations, rules, standards, policies and contractual and other legal obligations, and our customers may also be subject to such laws and regulations. Any actual or perceived failure of our products to comply with or enable our customers to comply with such applicable laws and regulations would harm our business, results of operations and financial condition.”

We depend on third-party data hosting and transmission services. Increases in cost, interruptions or delays in service, latency, or poor service from our third-party data center or internet service providers could impair the functionality of our platform. This could result in customer or consumer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

We currently host the majority of our platform functions on third-party data center hosting facilities operated by AWS, located in the United States of America. Our ability to deliver our solutions also depends on the development and maintenance of internet infrastructure by third parties, including the maintenance of reliable networks with the necessary speed, data capacity and bandwidth. Our platform is deployed to multiple data centers primarily located in the United States in multiple locations, including some for the purpose of disaster recovery. However, despite precautions taken and disaster recovery arrangements we have in place at our data centers or those of our third-party service providers, natural disaster, acts of terrorism, vandalism, fraud, security attacks or sabotage, closure of a facility by public authorities without adequate notice, or other unanticipated problems could result in lengthy interruptions or performance degradation of our platform. Our third-party service providers are ultimately responsible for maintaining their own network security, disaster recovery and system management procedures, and our review processes for such providers may be insufficient to identify, prevent or mitigate adverse events. The owners and operators of our current and future hosting facilities do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. Our operations depend, in part, on our third-party providers’ protection of their facilities and infrastructure against damage, interruption and other performance problems, including from natural disasters, power or telecommunications failures, criminal acts, infrastructure changes, human or software errors, cybersecurity attacks, or similar events (such as the COVID-19 pandemic). If any of our third-party service providers experience disruptions or service lapses, or if our third-party infrastructure services agreements are terminated, we could experience interruptions in our platform, latency, as well as delays and additional expenses in arranging new facilities and services. Any prolonged service disruption affecting our platform caused by our third-party service providers could result in lengthy interruptions in the delivery of our platform and solutions, cause system interruptions, damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, cause the loss of critical data, prevent us from supporting our platform and otherwise harm our business.

Our customers often draw significant numbers of end-consumers to their online stores over short periods of time, including from events such as new product releases, holiday shopping seasons and flash sales, which significantly increases the traffic on our servers and the volume of transactions processed on our platform. Our servers may be unable to achieve or maintain data transmission capacity sufficient for timely service of increased traffic or order processing and the failure of data centers, internet service providers or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform and impede our ability to grow our business and scale our operations. Our failure to achieve or maintain sufficient and performant data transmission capacity could significantly reduce demand for our platform. In the future, we may be required to allocate resources, including spending substantial amounts of money, to build, purchase or lease additional data centers and equipment and upgrade our technology and network infrastructure in order to handle the increased load. If one of these third parties suffers from capacity constraints, our business may be adversely affected. In addition, because we and our customers generate a disproportionate amount of revenue in the fourth quarter as a result of customary seasonality, any disruption in our customers’ ability to process and fulfill customer orders in the fourth quarter could have a disproportionately negative effect on our operating results.

Furthermore, a significant portion of our operating cost is from our third-party data hosting and transmission services. If the costs for such services increase due to vendor consolidation, regulation, contract renegotiation or otherwise, we may not be able to increase the fees for our ecommerce platform or professional services to cover the changes. As a result, our operating results may be significantly worse than forecasted.

We rely on third-party and open source software for our platform. Our inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors or failures caused by such software could adversely affect our business, results of operations and financial condition. In addition, our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Some of our offerings include software or other intellectual property licensed from third parties. It may be necessary in the future to renew our license agreements relating to various aspects of our offerings or to seek new licenses for existing or new offerings. Necessary licenses may not be available on acceptable terms that allow our platform and offerings to remain competitive, or at all. In addition, a third party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. Our inability to obtain certain licenses or other rights, or to obtain such licenses or rights on favorable terms, could result in delays in product releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our platform, which may have a material adverse effect on our business, results of operations and financial condition. In addition, we may be subject to liability if third-party software that we license is found to infringe, misappropriate or otherwise violate intellectual property rights of others. Third parties may also allege that we are infringing, violating or otherwise misappropriating their intellectual property rights and that additional licenses are required for our use of their software or intellectual property, and we may be unable to obtain such licenses on commercially reasonable terms or at all. The inclusion in our offerings of software or other intellectual property licensed from third parties on a non-exclusive basis could also limit our ability to differentiate our offerings from those of our competitors. To the extent that our platform depends upon the successful operation of third-party software, any undetected errors or defects in, or failures of, such third-party software could also impair the functionality of our platform, delay new feature introductions, result in a failure of our platform, and injure our reputation. Many third-party software providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our customers that could harm our reputation and increase our operating costs.

In addition, our platform and some of our products incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Open source software is generally freely accessible, usable and modifiable. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we discontinue our products that incorporate the open source software, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and platform and to re-engineer our products or platform or discontinue offering our products to customers in the event we cannot re-engineer them on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or platform, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition. Additionally, the use of certain open source software can lead to greater risks that the use of third-party commercial software, as open source licensors generally make their open source software available “as-is” and do not provide updates, warranties, support, indemnities or other contractual protections regarding infringement claims or quality of the code.

We could incur substantial costs in maintaining, enforcing, protecting or defending our intellectual property and proprietary rights. Failure to adequately obtain, maintain, enforce and protect our intellectual property and proprietary rights could impair our competitive position and cause us to lose valuable assets, experience reduced revenue and incur costly litigation.

Our success is dependent, in part, upon obtaining, maintaining, protecting and enforcing our proprietary technology and other intellectual property. We rely on a combination of trade secret laws, contractual provisions with our employees, consultants, independent contractors and third parties with whom we have relationships, trademarks, service marks and copyrights in an effort to establish and protect our intellectual property and proprietary rights. However, the steps we take to protect our intellectual property and intellectual property laws may be inadequate, breached, may offer only limited protection and may not adequately permit us to gain or keep any competitive advantage. Despite our efforts, third parties have in the past and may in the future attempt to disclose, obtain, copy or use our intellectual property or other proprietary rights or technology without our authorization. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platform and proprietary information may increase. Moreover, effective trademark, copyright, patent and trade secret protection may not be available or commercially feasible in every country in which we conduct business, as the laws of certain foreign countries may not protect intellectual property rights and technology to the same extent as the laws of the United States. Further, intellectual property law, including statutory and case law, is constantly developing and changes in, or unexpected interpretations of, intellectual property laws could make it harder for us to enforce our rights. Third parties may also legitimately and independently develop products, services and technology similar to or duplicative of our products and solutions.

The process of obtaining trademark, copyright and patent protection is expensive and time-consuming, and may not always be successful depending on the intellectual property laws of the applicable jurisdiction in which we seek protection or other circumstances, in which case we may be unable to secure intellectual property protection for all of our technology. We may not be able to obtain protection for our technology and even if we are successful in obtaining effective patent, copyright, trademark and trade secret protection, it is expensive to maintain these rights, both in terms of application and maintenance costs and the time and cost required to defend our rights. If we elect to file patent applications in the future, we may be unable to obtain patent protection for technology covered in our patent applications or obtain the coverage originally sought. In addition, any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties, which could result in them being narrowed in scope or declared invalid or unenforceable. It is also possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology or file suit against us. Any of our patents, trademarks or other intellectual property rights may lapse, be abandoned, be challenged or circumvented by others or invalidated through administrative process or litigation. We also may be unable to obtain trademark protection for our products and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, our trademarks may be contested or found unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. Our failure to develop and properly manage and protect our intellectual property could hurt our market position and business opportunities. We also may choose not to pursue registrations in every jurisdiction or allow certain of our registered intellectual property rights, or our pending applications for intellectual property rights, to lapse or to become abandoned if we determine that obtaining or maintaining the applicable registered intellectual property rights is not worthwhile. Despite our efforts to protect our intellectual property and proprietary rights, there can be no guarantee that such rights will be sufficient to protect against others offering products or services that are substantially similar to ours, independently developing similar products, duplicating any of our products, other adopting trade names similar to ours, competing with our business or attempting to copy aspects of our technology and using information that we consider proprietary, thereby impeding our ability to promote our platform and possibly leading to customer confusion.

In addition to registered intellectual property rights, we rely on non-registered proprietary information and technology. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection and the approach we select may ultimately prove to be inadequate. In order to protect our proprietary information and technology, we rely in part on invention assignment and confidentiality agreements with our employees, consultants and other parties who create intellectual property on our behalf and enter into confidentiality agreements with our employees, consultants, strategic and business partners and other parties who have access to our confidential information. However, these agreements may not be effective in controlling access to and distribution of our proprietary information and intellectual property, may not be self-executing, sufficient in scope or enforceable, and these agreements do not prevent our competitors or partners from independently developing technologies that are equivalent or superior to our platform. We also cannot guarantee that we have entered into such agreements with all parties who may have or have had access to our proprietary and confidentiality information or otherwise developed intellectual property for us or that the agreements we have entered into will not be breached. Enforcing a claim that a third party illegally disclosed or misappropriated our proprietary information is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be unlawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, which could harm our competitive position, business, financial condition, results of operations and prospects.

Despite our efforts to protect our intellectual property, third parties have in the past and may in the future infringe, misappropriate or otherwise violate our intellectual property and proprietary rights and we may be required to spend significant resources to monitor, protect and enforce our intellectual property rights. Policing unauthorized use of our technologies, trade secrets and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be protective of intellectual property rights and where mechanisms for enforcement of intellectual property rights may be weak. We have in the past and may in the future also be subject to claims by third parties that we have infringed, misappropriated or otherwise violated their intellectual property. Litigation may be necessary to enforce our intellectual property rights and protect our trade secrets. Litigation brought to defend, protect or enforce our intellectual property rights could be costly, time-consuming and distracting to management, regardless of the outcome. Enforcement of our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Such litigation could result in the impairment or loss of portions of our intellectual property and require us to, among other things, redesign or stop providing our products, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships. In addition, many companies may have the capability to dedicate greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. In addition, because of the substantial discovery required in connection with intellectual property litigation, our confidential or sensitive information could be compromised by disclosure in such litigation. There could also be public announcements regarding the results of such litigation and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common shares.

Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources in connection with intellectual property related disputes, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new functionality to our platform, result in the substitution of inferior or more costly technologies into our platform, or injure our reputation. We will not be able to protect our intellectual property if we are unable to adequately maintain and enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

Evolving global laws, regulations and standards, including data privacy regulations and data localization requirements, may limit the use and adoption of our services, expose us to liability, or otherwise adversely affect our business.

Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting the use of the internet as a commercial medium. These laws and regulations could impact taxation, internet neutrality, tariffs, content, copyright protection, distribution, electronic contracts and other communications, consumer protection and data privacy, and the characteristics and quality of services we offer. Legislators and regulators may make legal and regulatory changes or apply existing laws in ways that require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. Also, such laws and regulations are often inconsistent and may be subject to amendment or re-interpretation, which may cause us to incur significant costs and expend significant effort to ensure compliance. These laws and regulations and resulting increased compliance and operational costs could materially harm our business, results of operations and financial condition.

For instance, we continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information, to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs.

As we expand into new industries and regions, we will likely need to comply with new requirements to compete effectively. The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our services, restrict our ability to offer services in certain locations, impact our customers’ ability to deploy our solutions in certain jurisdictions, or subject us to sanctions regulators, all of which could harm our business, financial condition and results of operations. Additionally, although we endeavor to have our products and platform comply with applicable laws and regulations, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our internal practices.

Our business is subject to Brazilian, United States and other foreign data privacy, data protection and information security laws, regulations, rules, standards, policies and contractual and other legal obligations, and our customers may also be subject to such laws and regulations. Any actual or perceived failure of our products to comply with or enable our customers to comply with such applicable laws and regulations would harm our business, results of operations and financial condition.

The privacy and security of personally identifiable, personal, sensitive, regulated or confidential information is a major focus in our industry and we and our customers that use our products are subject to federal, state, local and foreign privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of confidential or sensitive information, including personal data, such as financial data, health or other similar data. Laws and regulations governing data privacy, data protection and information security are constantly evolving and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. The nature of our business exposes us to risks related to compliance with data protection and information security laws and regulations. Any perceived or actual failure to comply with any of these laws and regulations could result in litigation, enforcement actions, damages, fines and penalties and could harm our reputation and impair our ability to attract and retain our customers, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

For example, in Brazil, current practices involving the treatment of personal data are governed by certain sector laws, such as Law No. 8,078/1990, or the Brazilian Consumer Defense Code, and Law No. 12,965/2014, or the Brazilian Civil Rights Framework for the Internet. In addition, Law No. 13,709/2018 (Lei Geral de Proteção de Dados Pessoais), or LGPD, came into force on September 18, 2020 to regulate the processing of personal data. Law No. 14,010/ 2020 amended certain provisions of the LGPD and postponed its enforcement to August 2021. However, because the LGPD also allows for a private right of action, we may still be subject to individual claims for violations of the LGPD as of its enactment. The LGPD applies to individuals or legal entities and private or government entities who processes personal data in Brazil or collect personal data in Brazil or, further, when their processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for processing personal data, which includes the collection, use, transfer and storage of personal data and affects all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

The LGPD requires us to adapt our data processing activities to comply with this regime, and we have implemented changes with respect to our policies and procedures designed to facilitate our compliance with the relevant requirements under the LGPD. However, the interpretation and application of the LGPD is still uncertain.

The penalties and fines for violations of the LGPD include: warnings, with the imposition of a deadline for the adoption of corrective measures; a daily fine, up to a maximum amount of R$50.0 million per violation; the restriction of access to the personal data to which the violation relates up to a six-month period, which can be extended until the processing activities are compliant with the regulation; and in case of repetition of the violation, a temporary block and/or deletion of the relevant personal data, and a partial or complete prohibition of processing activities and a fine of up to 2.0% of gross sales of the company or group of companies in violation, up to a maximum amount of R$50.0 million per violation. Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, Brazil’s data protection regulatory body, within a reasonable time period. The notice to the ANPD must include a description of the nature of the personal data affected by the breach; the affected data subjects; the technical and security measures adopted by the impacted entity; the risks related to the breach; the reasons for any delays in reporting the breach, if applicable; and the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD could establish additional obligations related to data protection in the future. The LGPD and any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could significantly impact our business, financial condition or results of operations.

Similarly, many foreign countries and governmental bodies, including in the countries in which we currently operate, have laws and regulations concerning the collection, use and other processing of sensitive and personal data obtained from individuals located in their jurisdiction or by businesses operating within their jurisdiction. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, transmission, processing and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in some jurisdictions, IP addresses and other online identifiers. For example, the General Data Protection Regulation, or the GDPR, went into effect in May 2018 and implemented more stringent administrative requirements for controllers and processors of personal data of EU residents, including, for example, data breach notification requirements, limitations on retention of information, and rights for individuals over their personal data, and creates a range of new compliance obligations. The GDPR also provides that EU member states may make their own further laws and regulations limiting the processing of personal data. Ensuring compliance with the GDPR is an ongoing commitment that involves substantial costs, and despite our efforts, governmental authorities or others may assert that our business practices fail to comply with its requirements. If our operations are found to violate GDPR requirements, we may incur substantial fines and other penalties, including bans on processing and transferring personal data, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business. In particular, serious breaches of the GDPR can result in administrative fines of up to 4.0% of annual worldwide revenues or up to €20 million, whichever is higher. Fines of up to 2.0% of annual worldwide revenues can be levied for other specified violations, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. Recent legal developments in Europe have created compliance uncertainty regarding transfers of personal data from Europe to the United States. In July 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal information from the EU to the United States, and made clear that reliance on Standard Contractual Clauses, an alternative mechanism for the transfer of personal information outside of the EU alone may not be sufficient in all circumstances. Further, the United Kingdom’s withdrawal from the European Union and ongoing developments in the United Kingdom have created uncertainty regarding data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and European Union, the GDPR continued to have effect in law in the United Kingdom, and continued to do so until December 31, 2020, as if the United Kingdom remained a member state of the EU for such purposes. Following December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended, which, together with the amended UK Data Protection Act of 2018, retains the GDPR in UK national law. However, going forward, there may be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the EEA, and the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains uncertain.

In the United States, California enacted the California Consumer Privacy Act, or CCPA, which took effect in January 2020 and imposes several obligations on companies that do business in California that are different from the obligations set forth in the GDPR. For example, the CCPA provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches, which is expected to increase data breach litigation. Further, in November 2020, California voters passed the California Privacy Rights and Enforcement Act, or the CPRA. Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and CPRA. It remains unclear how various provisions of the CCPA and CPRA will be interpreted and enforced, and we may be required to modify our data practices and policies and incur substantial costs in an effort to comply. Certain other state laws, including the recently enacted Virginia Consumer Data Protection Act, impose similar privacy obligations and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others.

We also may be bound by contractual obligations relating to our collection, use, processing and disclosure of personal, financial and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

While we strive to comply with all applicable privacy, data protection and information security laws and regulations, as well as our contractual obligations, posted privacy policies and applicable industry standards, such laws, regulations, obligations and standards continue to evolve and are becoming increasingly complex, and sometimes conflict among the various jurisdictions and countries in which we operate, which makes compliance challenging and expensive. We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in Brazil and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing Brazilian and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Additionally, our customers may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements application to certain other jurisdictions. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, it is possible that we or our products or platform may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our products in certain countries. These developments could adversely affect our business, results of operations and financial condition.

Any failure or perceived failure by us, or any third parties with whom we do business, to comply with laws, regulations, policies, industry standards or contractual or other legal obligations relating to privacy, data protection or information security may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business. Future restrictions on the collection, use, processing, storage, sharing or disclosure of sensitive or personal information could require us to incur additional costs or modify our platform, and could limit our ability to develop new functionality. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative or other developments. Any of the foregoing could adversely affect our business and operating results.

There are risks for which our insurance policies may not adequately cover or for which we have no insurance coverage. Insufficient insurance coverage or the materialization of such uninsured risks could adversely affect us.

Our insurance policies may not adequately cover all risks to which we are exposed. In addition, we cannot guarantee that we will be able to maintain our insurance policies in the future or that we will be able to renew them at reasonable prices or on acceptable terms, which may adversely affect our business and the trading price of our Class A common shares. Moreover, we are subject to risks for which we are uninsured, such as war, acts of God, including hurricanes, other force majeure events and breaches of the security of our systems by hackers. The occurrence of a significant loss that is not insured or compensable, or that is only partially insured or compensable, may require us to commit significant cash resources to cover such losses, which may adversely affect us.

Our operating results are subject to seasonal fluctuations.

Our subscription revenues are directly linked to the level of GMV that our customers process through our platform. Our customers historically have processed additional GMV during the holiday season. As a result, we have historically generated higher subscription revenues in the fourth quarter in each year compared to other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. However, as a result of the continued growth of our subscription revenue offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future sales activity or performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality” for additional information.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. For example, global political events, including Brexit, trade tariff developments and other geopolitical events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers and business partners in Brazilian reais, in light of our international expansion we expect to transact with customers in Argentine pesos, Colombian pesos and British pounds, among others. We expect to significantly expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of Brazil in local currencies and for employee compensation and other operating expenses at our non-Brazil locations in the local currency for such locations. Fluctuations in the exchange rates between the Brazilian real and other currencies could result in an increase to the Brazilian equivalent of such expenses.

In addition, our international subsidiaries may maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. The results of operations in the countries where we operate are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars upon consolidation. If the U.S. dollar weakens against foreign currencies, which occurred between 2004 and 2006, the translation of these foreign-currency-denominated transactions will result in increased revenues, operating expenses and net income. Similarly, our revenues, operating expenses and net income will decrease if the U.S. dollar strengthens against foreign currencies. In the three months ended March 31, 2021 and in the year ended December 31, 2020, 17.9% and 14.0% of our revenues were denominated in, or linked to, U.S. dollars, respectively. Although total revenue in the three months ended March 31, 2021 and in the year ended December 31, 2020 grew 77.0% and 95.3% on an FX neutral basis and 55.8% and 60.9% in U.S. dollars, our reporting currency, the foreign currency exchange rates in 2021 relative to 2020 and 2020 relative to 2019 resulted in a decrease of 13.6% and 21.4% in our revenue growth, respectively.

Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our results of operations due to transactional and translational remeasurements. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors and securities analysts who follow our stock, the trading price of our Class A common shares could be adversely affected.

We do not currently maintain a program to hedge transaction exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. See “—Risks Related to Latin America—Significant foreign currency exchange controls and currency devaluation in certain countries in which we operate which may have adverse effects on the economies of such countries, us and the price of our Class A common shares.”

We rely on search engines and social networking sites to attract a meaningful portion of our SMB customers. If we are not able to generate traffic to our website through search engines and social networking sites, our ability to attract new SMB customers may be impaired. In addition, if our customers are not able to conclude their online store setup and generate traffic to their online stores through search engines and social networking sites, their ability to attract consumers may be impaired.

Many of our customers locate our website through internet search engines, such as Google, and advertisements on social networking sites, such as Facebook. The prominence of our website in response to internet searches is a critical factor in attracting potential customers to our platform. If we are listed less prominently or fail to appear in search results for any reason, visits to our website could decline significantly, and we may not be able to replace this traffic.

Similarly, many consumers locate our customers’ shops through internet search engines and advertisements on social networking sites. If our customers’ shops are listed less prominently or fail to appear in search results for any reason, visits to our customers’ shops could decline significantly. As a result, our customers’ businesses may suffer, which would affect the GMV that they process through our platform and could affect the ability of such customers to pay for our solutions.

Search engines revise their algorithms from time to time in an attempt to optimize their search results. If search engines modify their algorithms, our website and our customers’ shops may appear less prominently or not at all in search results, which could result in reduced traffic to our website and to our customers’ shops.

Additionally, if the price of marketing our solutions over search engines or social networking sites increases, we may incur additional marketing expenses or may be required to allocate a larger portion of our marketing spend to search engine marketing and our business and operating results could be adversely affected. Furthermore, competitors may in the future bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website. In addition, search engines or social networking sites may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our solutions. As well, new search engines or social networking sites may develop, particularly in specific jurisdictions, that reduce traffic on existing search engines and social networking sites, and if we are not able to achieve prominence through advertising or otherwise, we may not achieve significant traffic to our website through these new platforms and our business and operating results could be adversely affected.

We are dependent upon customers’ and their end-consumer willingness to use the internet for commerce.

Our success depends upon the general public’s continued willingness to use the internet as a means to pay for purchases, communicate, access social media, research and conduct commercial transactions, including through mobile devices. If customers and their consumers become unwilling or less willing to use the internet for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to customers’ and end-consumers’ computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our customers and prospective customers could be less inclined to adopt the services offered by a SaaS company like us, and our business prospects could be adversely affected.

In addition, the restrictions imposed by the COVID-19 pandemic have prompted a shift in sales from traditional brick-and-mortar commerce to ecommerce that benefited our business in 2020. There can be no assurance that once the COVID-19 pandemic is sufficiently controlled, this shift in sales will continue and that we will continue to benefit from it. For further information, see “—The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.”

Activities of customers or the content of their shops could damage our brand, subject us to liability and harm our business and financial results.

Our terms of service prohibit our customers from using our platform to engage in illegal activities and our terms of service permit us to take down a customer’s online shop if we become aware of such illegal use. Customers may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, which could subject us to liability. We could also be subject to liability under applicable law, which may not be fully mitigated by our terms of service. Any liability attributed to us could adversely affect our brand, reputation, ability to expand our subscriber base, and financial results. Furthermore, our brand may be negatively impacted by the actions of customers that are deemed to be hostile, offensive, inappropriate or illegal. We do not proactively monitor or review the appropriateness of the content of our customers’ shops and we do not have control over customer activities. The safeguards we have in place may not be sufficient for us to avoid liability or avoid harm to our brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business and financial results.

If we are unable to maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we grow and develop our infrastructure as a public company, our operations may become increasingly complex. We may find it difficult to maintain these important aspects of our corporate culture. We maintain work-from-home arrangements for a growing number of our employees, which may impact our ability to preserve our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel, and to effectively focus on and pursue our corporate objectives.

We have in the past made, and may in the future make, acquisitions and investments, which could divert management’s attention, result in operating difficulties and dilution to our shareholders and otherwise disrupt our operations and adversely affect our business, operating results or financial position.

From time to time, we evaluate potential strategic acquisition or investment opportunities. Any transactions that we enter into could be material to our financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. We may also experience difficulties integrating personnel of the acquired company into our business and culture. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. Key personnel of the acquired companies may choose not to work for us, their software may not be easily adapted to work with ours, or we may have difficulty retaining the customers of any acquired business due to changes in ownership, management, or otherwise. The anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities, such as:

•	use of resources that are needed in other areas of our business;

•	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;

•	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company, including potential risks to our corporate culture;

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in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto our platform and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	in the case of an acquisition, retention and integration of employees from the acquired company;

•	unforeseen costs or liabilities;

•	adverse effects to our existing business relationships with partners and customers as a result of the acquisition or investment;

•	the possibility of adverse tax consequences;

•	litigation or other claims arising in connection with the acquired company or investment; and

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to our Class A common shares or the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities.

Also, in the context of our acquisitions, we may face contingent liabilities in connection with, among others things, (1) judicial and/or administrative proceedings of the business we acquire, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement and may impact our financial reporting obligations and the preparation of our consolidated financial statements, resulting in delays to such preparation.

We may not be able to identify acquisition or investment opportunities that meet our strategic objectives, or to the extent such opportunities are identified, we may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to us. At this time we have made no commitments or agreements with respect to any such transaction.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries results of operations and financial condition; limits on dividends under applicable law; its constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are currently mostly located in Brazil, Argentina and Colombia) make with respect to our equity interests in those subsidiaries. See “—Risks Related to Latin America—Significant foreign currency exchange controls and currency devaluation in certain countries in which we operate which may have adverse effects on the economies of such countries, us and the price of our Class A common shares,” “The ongoing economic uncertainty and political instability in Brazil and the other countries in which we operate, including as a result of ongoing investigations, may harm us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

We may require additional financing to support our future capital requirements. Our ability to timely raise capital in the future may be limited, or may be unavailable on acceptable terms, if at all. Our failure to raise capital when needed could harm our business, operating results and financial condition. Debt or equity issued to raise additional capital may reduce the value of our Class A common shares.

We have funded our operations since inception primarily through equity financings and payments by our customers for use of our platform and related services. We cannot be certain when or if our operations will generate sufficient cash to fund our ongoing operations or the growth of our business.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing organizations and our presence outside of Brazil, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial condition. If we incur additional debt, the debt holders could have rights senior to holders of Class A common shares to make claims on our assets. If we raise additional funds through future issuances of equity or convertible debt securities, our shareholders may experience dilution, and the new equity securities could have rights senior to those of our Class A common shares. Because our decision to issue securities in the future offering will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our shareholders bear the risk of future issuances of debt or equity securities reducing the value of our Class A common shares and diluting their interest.

Payment transactions on our commerce platform subject us to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.

We are required by our payment processors to comply with payment card network operating rules and standards and we have agreed to reimburse our payment processors for any fees or fines they are assessed by payment card networks as a result of any rule violations by us or our customers. We may also be directly liable to the payment card networks for rule violations. Payment card networks set and interpret such operating rules and standards, which govern a variety of areas, including how customers may use their cards, the security features of cards, security standards for processing, data protection and information security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. Participants are subject to audit by the payment card networks to ensure compliance with applicable rules and standards. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our processors might find difficult or even impossible to follow or costly to implement.

Our subsidiary, Loja Integrada Tecnologia para Software LTDA, or Loja Integrada, utilizes our platform, which we believe currently complies with the Payment Card Industry Data Security Standard, or PCI DSS, to process payments of its customers’ consumers. However, Loja Integrada does not use our platform to process payments of its customers’ subscription fees, and maintains its customers’ payment information in an encrypted database managed by Loja Integrada that is not compliant with PCI DSS. Loja Integrada is in the process of migrating its entire billing system to a PCI DSS compliant third-party payment processing service provider.

If we or any of our subsidiaries fail to migrate our billing system to a PCI DSS compliant third-party payment processing service provider, and/or otherwise fail to comply with applicable payment card network rules, including the PCI DSS, and those of each of the credit card brands, we could breach our contractual obligations to our payment processors, financial institutions, partners and customers. Such a failure may subject us to fines, penalties, damages, higher transaction fees, and civil liability and prevent us from processing or accepting payment cards or lead to a loss of payment processor partners, even if customer or end-consumer information has not been compromised. This would have an adverse effect on our business, financial condition and operating results.

We provide our ecommerce platform to businesses in highly regulated industries, which subjects us to a number of challenges and risks.

We provide our ecommerce platform to customers in highly regulated industries, such as pharmaceuticals, insurance, healthcare and life sciences, and we may have customers in other highly regulated industries in the future. Providing our ecommerce platform to such entities subjects us to a number of challenges and risks. Selling to such entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Customers in highly regulated industries may demand shorter subscription periods or other contract terms that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our offerings than would be standard. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us or our business partners due to a default or for other reasons. Any such termination may adversely affect our reputation, business, results of operations and financial condition. Additionally, due to the heightened regulatory environment in which they operate, potential customers in these industries may encounter additional difficulties when trying to move away from legacy ecommerce platforms to an open SaaS platform like the one we provide.

Changes in tax laws or regulations or differing interpretations may be applied adversely to us or our customers. We may be subject to tax liability for past sales or become subject to tax laws or regulations that are applied adversely to us or our customers, which could harm our business.

New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time in the jurisdictions in which we operate. Any new taxes could adversely affect our domestic and international business operations and our business and financial performance. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or customers using our ecommerce platform to pay additional tax amounts on a prospective or retroactive basis. They could require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue to subscribe or elect not to subscribe to our ecommerce platform in the future. Additionally, new or modified tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our platform. Any or all of these events could adversely impact our business and financial performance.

Moreover, our application of certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with our interpretations, we may be adversely affected.

With sales in various countries, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse impact on our liquidity and results of operations.

In addition, we may be subject to additional obligations to collect and remit sales tax and other taxes. The jurisdictions in which we operate have differing rules and regulations governing sales, use, value-added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our ecommerce platform in various jurisdictions is unclear (particularly with respect to taxes on digital services in jurisdictions where we do not have legal presence). These jurisdictions’ rules regarding tax nexus are complex and vary significantly. As a result, we could face tax assessments and audits. Our liability for these taxes and associated penalties could exceed our original estimates. Jurisdictions in which we have not historically collected or accrued sales, use, value-added, or other taxes could assert our liability for such taxes. This could result in substantial tax liabilities and related penalties for past sales. It could also discourage customers from using our platform or otherwise harm our business and operating results.

Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•	future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates.

We currently conduct activities in multiple jurisdictions through our subsidiaries pursuant to transfer pricing arrangements and may in the future conduct operations in other jurisdictions pursuant to similar arrangements. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arm’s length. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us.

Loss of, or adverse modifications to, certain tax benefits that we enjoy in Brazil and Argentina could have a negative impact on our operating results and profitability.

VTEX Brasil Tecnologia para Ecommerce LTDA, or VTEX Brasil, one of our Brazilian subsidiaries, benefits from research and development, or R&D, tax credits that significantly reduce its income tax liability pursuant to Brazilian Federal Law 11,196/05, or Lei do Bem. If the relevant R&D tax benefit regulation is amended to reduce the current benefit or completely terminated, the profitability of VTEX Brasil will be significantly reduced.

VTEX Brasil also benefits from a social contribution program introduced by the Brazilian government in 2011 as a stimulus to labor intensive companies pursuant to Brazilian Federal Law 12,546/11, or Contribuição Previdenciária sobre a Receita Bruta. Under this program, employers can elect to pay their share of social contribution at rates of up to 4.5% on gross revenues instead of 20.0% on payroll. This program was originally supposed to be effective for a limited time but due to strong pressure from taxpayers, it has been extended on a yearly basis since its introduction. Nevertheless, according to the current wording of the relevant law, this tax benefit shall terminate on December 31, 2021, except if extended by the issuance of a new law. To the extent this tax benefit is discontinued or adversely modified in the future, the results of operations of VTEX Brasil will be adversely affected.

VTEX Informatica S.A., our Argentine subsidiary, is exempt from an indirect tax due in the city of Buenos Aires that applies on gross revenues at approximately 4.0%. This exemption applies to technology companies in general which are located in a technological district and will be in force until 2034. Failure to comply with the relevant requirements or an early termination of this exemption will significantly adversely affect the results of operations of VTEX Informatica S.A.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws. Non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the Brazilian Anticorruption Law, the UK Bribery Act of 2010, the UK Proceeds of Crime Act 2002, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years. These laws are interpreted broadly to prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. As we increase our international sales and business and sales to the public sector, we may engage with partners and third-party intermediaries to market our services and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, our employees and agents could violate our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Non-compliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations and financial condition.

In preparing our consolidated financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the preparation of our consolidated financial statements for the year ended December 31, 2020, material weaknesses were identified in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to our insufficient accounting resources and processes necessary to comply with the reporting and compliance requirements of IFRS and the rules and regulations of the SEC. Specifically:

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Lack of an effective control environment and monitoring of controls, as a result of (1) lack of formal policies and procedures to support the internal control over financial reporting and (2) failure to design and maintain internal controls over financial reporting in response to risks of material misstatements;

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Failure to design and maintain controls over the period-end financial reporting as a result of (1) failure to design and maintain controls related to consolidation and disclosure processes and (2) failure to design and maintain controls related to review and approval journal entries;

•	Failure to design and maintain controls related to restrict access management procedures, regarding granting, revoking and reviewing access and segregation of duties; and

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Failure to identify and control data flow and end-user computing, or EUC, basically interfaces, spreadsheets and key reports related to key controls and relevant Likely Sources of Potential Misstatement, or LSPM.

These material weaknesses did not result in a material misstatement to our consolidated financial statements.

We have adopted a remediation plan with respect to the material weaknesses identified above, which includes hiring several new experienced personnel in our financial reporting and internal controls team, as well as engaging external advisors to assist the Company in addressing the material weaknesses. These measures include also the design, implementation of new processes, policies and procedures, improvements of the internal controls to provide additional levels of review and approval, enhancements of internal documentation, implementation of new software solutions and strengthening the training program for staff related to the requirements of IFRS, the rules and regulations of the SEC and the Sarbanes-Oxley Act, as well as the guidelines of COSO’s Internal Control Integrated Framework. We cannot guarantee that the measures we have taken to date and may take in the future will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is not required to assess or report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2021. We are only required to provide such a report for the fiscal year ending December 31, 2022. In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may not be until after five full fiscal years following the date of this offering, our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, including risk of fraud, which could expose us to losses and liability and otherwise adversely affect our business.

We operate in a rapidly changing industry, and we have experienced significant growth in recent years. Accordingly, our risk management policies and procedures may not be fully effective in identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, customers or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, financial condition and results of operations.

We offer our platform to a large number of customers, and we are responsible for vetting and monitoring these customers and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to customers and are unable to recover them, we suffer losses and liability. For instance, we face risk of fraud with respect to our SMB business, as our customers may use our platform to create online stores that sell goods to end-consumers without actually delivering them or may use our platform to test illegally obtained credit card data. If we are unable to prevent these illicit uses of our platform, our business, financial condition, operating result and reputation may be adversely affected. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. AML and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. In configuring our payments services, we face an inherent trade-off between security and customer convenience. Our risk management policies, procedures, techniques and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

In 2020, we made public statements as to our historical profitability, despite incurring in a net loss in 2020 and 2019.

In 2020, we made public statements as to our historical profitability, despite incurring in a net loss of US$0.8 million and US$4.6 million in the years ended December 31, 2020 and 2019, respectively. Such public statements may be viewed as inaccurate and were contemporaneous with the closing of a round of private financing with certain investors. Any such investor may attempt to assert claims against us for any losses incurred in reliance on any such public statements made by us. Any such claims can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses, and it could also adversely affect our reputation, business, financial condition or results of operation.

We may be subject to various legal proceedings which could adversely affect our business, financial condition or results of operations.

We may be involved in various legal proceedings, investigations and similar matters from time to time arising from tax, civil and labor claims, amongst others. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Any insurance or indemnities that we may have may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these legal proceedings, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could adversely affect our business, financial condition or results of operations. In addition, certain legal proceedings may result in negative publicity or affect our reputation. We are currently a party to a legal proceeding relating to alleged misappropriation and/or retention of confidential and property information. See “Business—Legal Proceedings,” for additional information of our current legal proceedings.

In addition, media coverage and public statements that insinuate improper actions by us or our subsidiaries, regardless of their factual accuracy or truthfulness, may result in negative publicity or legal proceedings. Addressing negative publicity and any resulting legal proceeding may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on our reputation or the morale of our employees, which could adversely affect our business, financial condition and results of operations.

Risks Related To Latin America

Governments have a high degree of influence in Brazil and the other economies in which we operate. The effects of this influence and political and economic conditions in Brazil and Latin America could harm us and the trading price of our Class A common shares.

Governments in many of the markets in which we currently, or may in the future, operate frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. We and the market price of our securities may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the relevant economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws and related interpretations by tax authorities;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	the regulatory framework governing our industry;

•	labor and social security regulations;

•	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;

•	changes in demographics; and

•	other political, diplomatic, social and economic developments in or affecting Latin America.

Uncertainty over whether Brazil and other Latin American governments will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Latin America, such as increased tax uncertainty regarding the tax authorities’ interpretations of applicable tax laws and exemptions, which may have an adverse effect on our activities and consequently our operating results, and may also adversely affect the trading price of our Class A common shares.

In addition, recent economic and political instability in Brazil in general has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “—The ongoing economic uncertainty and political instability in Brazil and the other countries in which we operate, including as a result of ongoing investigations, may harm us and the price of our Class A common shares” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Latin American Macroeconomic Environment.”

Significant foreign currency exchange controls and currency devaluation in certain countries in which we operate which may have adverse effects on the economies of such countries, us and the price of our Class A common shares.

Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may increase our costs and limit our ability to convert local currency into U.S. dollars and transfer funds out of certain countries, including for the purchase of dollar-denominated inputs, the payment of dividends or the payment of interest or principal on our outstanding debt. In the event that any of our subsidiaries are unable to transfer funds to us due to currency restrictions, we are responsible for any resulting shortfall.

Since September 2019, the current Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly, reaching a value of approximately 75% above the official exchange rate as of April 27, 2020. The implementation of the above-mentioned measures could impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiary are required to make outside Argentina. As a result, if we are prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected. In addition, the continuing devaluation of the Argentine peso since the end of 2015 has led to higher inflation levels, has significantly reduced competitiveness, real wages and consumption and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency. Further currency devaluations in any of the countries in which we operate could have a material adverse effect on our results of operations and financial condition.

In addition, the Brazilian, Mexican and Argentinian currencies (as well as the currency of other countries in which we operate) have been historically volatile and has been devalued frequently over the past three decades

Throughout this period, for example, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. Recently, due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019, and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. The exchange rate reported by the Central Bank was R$5.197 per US$1.00 on December 31, 2020, R$5.697 per US$1.00 on March 31, 2021 and R$5.198 per US$1.00 on July 19, 2021. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Mexican peso has also been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2017, 2018 and 2019, the Mexican peso depreciated 4.6%, 0.2% and 4.0%, respectively, against the U.S. dollar in nominal terms. Recently, the Mexican peso depreciated 5.4% against the U.S. dollar since December 31, 2019, and reached 19.88 Mexican peso per US$1.00 as of December 31, 2020 and 19.99 Mexican peso per US$1.00 on July 19, 2021. There can be no assurance that the Mexican peso will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Colombian peso has also been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2017, 2018 and 2019, the Colombian peso appreciated 0.6% and depreciated 8.9% and 1.3%, respectively, against the U.S. dollar in nominal terms. Recently, the Colombian peso depreciated 3.9% against the U.S. dollar since December 31, 2019, and reached 3,416.16 Colombian peso per US$1.00 as of December 31, 2020 and 3,848.04 Colombian peso per US$1.00 on July 19, 2021. There can be no assurance that the Colombian peso will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Argentine peso has been subject to significant devaluation against the U.S. Dollar in the past. In 2017, 2018 and 2019, the Argentine peso depreciated 18.9%, 100.2% and 58.8%, respectively, against the U.S. dollar in nominal terms. Recently, the Argentine peso depreciated 40.1% against the U.S. dollar since December 31, 2019, and reached 83.9 Argentine peso per US$1.00 as of December 31, 2020 and 96.31 Argentine peso per US$1.00 on July 19, 2021. There can be no assurance that the Argentine peso will not again depreciate against the U.S. dollar or other currencies in the future.

See “—We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.”

The ongoing economic uncertainty and political instability in Brazil and the other countries in which we operate, including as a result of ongoing investigations, may harm us and the price of our Class A common shares.

The Brazilian political environment influenced and continues to influence the economic performance of the country. The political crises affected and continue to affect the trust of investors and general public, causing economic slowdowns and an increase in volatility of securities issued by Brazilian companies.

The Brazilian markets have seen an increase in volatility due to the uncertainties resulting from investigations in progress conducted by the Brazilian Federal Police and by the Brazilian Federal Prosecutor’s Office. These investigations have affected the country’s economic and political environment.

In addition, the Brazilian president, Jair Bolsonaro, has been criticized in Brazil and internationally, with destabilizing effects of the COVID-19 pandemic, increasing the political uncertainty and the instability in Brazil, particularly after the withdrawal of many high-level federal ministers and allegations of corruption against President Bolsonaro and his family members.

Furthermore, the federal government’s difficulty in having a majority in the National Congress could result in a deadlock, political unrest and massive demonstrations and/or strikes, which may adversely affect our business, financial condition and results of operations. Uncertainties regarding the current government’s implementation of changes in monetary, fiscal and social security policies, as well as the relevant legislation, may contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian securities market.

The president of Brazil has the power to establish policies and perform governmental acts related to the conduction of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ourselves. We cannot predict which policies the President will adopt, much less whether such policies or changes in current policies could have an adverse effect on us or on the Brazilian economy.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, results of operations and the trading price of our Class A common shares.

Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we operate, our business and the price of our Class A common shares.

Most Latin American countries have historically experienced, and may continue to experience in the future, high rates of inflation, which could lead to further government intervention in the economy, including the introduction of government policies that could adversely affect our results of operations. In countries with high rates of inflation, such as Brazil, or with hyperinflation, such as Argentina, we may not be able to adjust the price of our services sufficiently to offset the effects of inflation on our cost structures. A high inflation environment would also have negative effects on the level of economic activity, employment and adversely affect our business and results of operations.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.6%, 4.3%, 3.8% and 3.0% for the years ended December 31, 2020, 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years, there has been significant volatility in the official Brazilian base interest rate, which ranged from 14.25%, on December 31, 2015, to 4.50% on December 31, 2019 and it was 2.75% as of March 2021. As of the date hereof, the official Brazilian base interest rate is 4.25%. This rate is set by the Monetary Policy Committee of the Central Bank of Brazil (Comitê de Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

In recent years, Argentina’s foreign debt rating has been downgraded on multiple occasions based on concerns regarding economic conditions and rising fears of increased inflationary pressures and their ability to serve their debt obligations. In 2020, the Argentine government restructured its foreign currency external bonds and its foreign currency bonds governed by Argentine law. However, as of the date of this prospectus, the Argentine government still faces the challenge of restructuring its debt with the International Monetary Fund, or IMF, and the Paris Club. In August 2020, Argentina initiated formal discussions with the IMF with respect to its debt incurred under a precautionary Stand-By Arrangement pursuant to which, as of October 23, 2020, the government had drawn approximately US$43.9 billion. After postponing until May 5, 2021 the US$2.1 billion payment originally due on May 5, 2020, in April 2020, Argentina sent the Paris Club members a proposal to modify the existing terms of the settlement agreement that Argentina had reached with the Paris Club members on May 29, 2014. We cannot predict the outcome of these negotiations nor the impact of the result that those renegotiations will have in Argentina’s ability to access international capital markets, in the Argentine economy or in our economic and financial situation. This uncertainty may also adversely impact Argentina’s ability to attract capital.

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso, which depreciated against the U.S. dollar by an approximately average of 41.7% in 2019 and 31.7% in 2020. If the current Argentine government is unable to address Argentina’s structural inflationary imbalances, the prevailing high rates of inflation may continue, which would have an adverse effect on Argentina’s economy.

Any further downgrading of the credit rating of Brazil or of other countries in which we operate could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to the sovereign debt credit rating. Rating agencies regularly evaluate the credit rating of the countries in which we operate and their respective sovereign ratings, which are based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. In recent years, the sovereign credit ratings of some of the countries in which they operate have experienced negative trends, which rating deteriorating in Argentina, Brazil and Colombia.

As of March 31, 2021, the sovereign credit ratings for Argentina were CCC+, Ca and CCC, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

As of March 31, 2021, the sovereign credit ratings for Brazil were BB-, Ba2 and BB-, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

As of March 31, 2021, the sovereign credit ratings for Colombia were BBB-, Baa2 and BBB-, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

Sovereign credit rating of Argentina, Brazil and Colombia are currently rated below investment grade by the three credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Argentina, Brazil and Colombia have been negatively affected. A prolongation or worsening of the current economic and political, among other factors, could lead to ratings downgrades. Any downgrade of Argentina, Brazil and Colombia’s sovereign credit ratings, or of any other country in which we operate, could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Infrastructure and workforce deficiency in many of the countries in Latin America in which we operate may impact economic growth and have a material adverse effect on us.

Our performance currently depends on the overall health and growth of the economies in which we operate in Latin America. On an aggregate, GDP growth of Latin American countries has fluctuated over the past few years, with a contraction of 0.5% between 2016 and 2020, according to IHS Markit. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly developers), and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to COVID-19 pandemic may disrupt our business and the markets in which we operate. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economy of Brazil and the other countries in which we operate and the trading price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil and Latin America is influenced by political, economic and market conditions in the region and, to varying degrees, market conditions in other emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil and Latin America may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, in addition to significant uncertainty results from the current COVID-19 pandemic. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin American countries, decreasing the amount of foreign investments in the region.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil and Latin America, such as our Class A common shares. For example, in 2019, political and social unrest in Latin American countries, including Ecuador, Chile, Bolivia and Colombia, sparked political demonstrations and, in some instances, violence. In October 2019, presidential elections were held in Bolivia, Uruguay and Argentina. Controversial outcomes in Bolivia and Uruguay led to violent protests and claims of fraudulent elections in Bolivia and a runoff election in Uruguay. Similarly, Chile experienced political unrest and social strife, including a wave of protests and riots, beginning on October 18, 2019, sparked by an increase in the subway fare of the Santiago Metro and widened to reflect anger over living costs and inequality. In June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so called “Brexit”), and the British government will continue to negotiate the terms of its withdrawal. The exit officially occurred on January 31, 2020. Brexit has created significant economic uncertainty in the UK and in Europe, the Middle East and Asia. In addition, the terms of Brexit, once negotiated, could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose investors, investment opportunities and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the trading price of our Class A common shares.

Additionally, on November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely affect global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our common shares. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Risks Related to the Offering and Our Class A Common Shares

There is no existing market for our common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop, investors may have difficulty selling any of our Class A common shares that they buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE, or otherwise or how liquid that market might become. The initial public offering price for the Class A common shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common shares at prices equal to or greater than the price paid by you in this offering. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•	technological innovations by us or competitors;

•	the failure of financial analysts to cover our Class A common shares after this offering or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our shares;

•	investor perceptions of us and the industries in which we operate; and

•	difficulties experienced by our parent company and/or by any of our associate companies in Brazil, or direct or indirect subsidiaries of our parent company.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. Any such litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be materially adversely affected.

The market price of our shares may be volatile or may decline sharply or suddenly, regardless of our operating performance, and we may not be able to meet investors’ or analysts’ expectations. You may not be able to resell your shares for the initial offer price or above it and you may lose all or part of your investment.

The initial price of the public offering for our Class A common shares will be determined by means of negotiations between the underwriters and ourselves and may vary in relation to the market price of our common shares following this offering. If you purchase our Class A common shares in this offering, you may not be able to resell them at the initial price or at a higher price than that of the public offering. We cannot guarantee that the market price after this offering will be equal to or higher than prices in private traded transactions of our common shares that occurred from time to time prior to the offering. The market price of our Class A common shares may fluctuate or decline significantly in response to a number of factors, many of which are beyond our control, including, but not limited to:

•	actual or forecast fluctuations in revenue or in other operating and financial results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•

action by securities analysts who begin or continue to cover us, changes in the financial estimates of any securities analysts who follow our company or our failure to meet these estimates or investors’ expectations;

•	announcements by us or by our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	negative media coverage or publicity affecting us or our parent company, whether true or not;

•	changes in the operating performance and stock market valuations of SaaS ecommerce companies in general, including our competitors;

•	fluctuations in the price and volume of the stock market in general, including as a result of trends in the economy as a whole;

•	threats of lawsuits and actions brought against us or decided against us;

•	developments in the legislation or regulatory action, including interim or final decisions by judicial or regulatory bodies;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant changes to our board of directors or management;

•	any security incidents or public reports of security incidents that occur in our platform or in our sector;

•	statements, comments or opinions from public officials that our product offerings are or may be illegal, regardless of interim or final decisions of judicial or regulatory bodies; and

•	other events or factors, including those resulting from war, terrorist incidents, natural disasters or responses to such events.

In addition, price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many CPaaS companies. Often, their stock prices fluctuate in ways that are unrelated or disproportionate to the operating performance of companies. In some instances, shareholders have filed a class action lawsuit after periods of market volatility. If we are involved in litigation regarding securities, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business. In addition, the occurrence of any of the factors listed above, along with others, may cause our share price to drop significantly and there is no guarantee that our share price will recover. As a result, you may not be able to sell your Class A common shares at or above the initial price of the public offering and you may lose some or all of your investment.

Requirements associated with being a public company in the United States will require significant company resources and management attention.

This offering will have a significant transformative effect on us. We expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded Class A common shares. We will also incur costs, including, but not limited to, directors’ fees, increased directors’ and officers’ insurance, investor relations, and various other costs of a public company.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and the Consumer Protection Act, listing requirements and other rules and regulations applying to companies with publicly listed securities. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more difficult, time consuming and costly, particularly after we are no longer an “emerging growth company,” increasing the demands on our systems and resources. Among other things, the SEC rules applying to us, require we file annual and current reports on our business and operating results.

These rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have an adverse impact on our ability to recruit and bring on a qualified independent board.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. The additional demands associated with being a public company in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.

In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business.

Our controlling shareholders will, in the aggregate, own 61.1% of our outstanding Class B common shares, which represent approximately 57.6% of the voting power of our issued capital and 37.8% of our total equity ownership following the offering, and will control all matters requiring shareholder approval. Our controlling shareholders also have the right to nominate a majority of our board of directors and consent rights over certain corporate transactions. This concentration of ownership limits your ability to influence corporate matters.

Immediately following this offering of Class A common shares, our controlling shareholders will own 61.1% of our Class B common shares, resulting in their ownership of 37.8% of our outstanding shares and 57.6% of the combined voting power of our Class A and Class B common shares. See “Principal and Selling Shareholders.” These shareholders may control a majority of our voting power and will have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders may be able to elect the members of our board of directors and set our management policies and exercise overall control over us. In addition, the rights granted pursuant to our Articles of Association mean that our controlling shareholders may be able to appoint a majority of our board despite owning a non-proportionate number of shares until they own less than 25% of the total voting power. See “Description of Share Capital” for more information.

The interests of these shareholders may conflict with, or differ from, the interests of other shareholders. For example, our current controlling shareholders may cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. Our controlling shareholders’ decisions on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. Our controlling shareholder will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Principal and Selling Shareholders.” So long as these shareholders continue to own a substantial number of our shares, they will significantly influence all our corporate decisions and together with other shareholders, they may be able to effect or inhibit changes in the control of our company.

The disparity in voting rights among classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude your ability to influence corporate matters.

Each Class A common share will entitle its holder to one (1) vote per share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to ten (10) votes per Class B common share so long as the Class B common shares represent is at least 10% of our outstanding shares. The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or, if investors view or any potential future purchaser of our company views, the superior voting rights of the Class B common shares have value. Given the ten-to-one voting ratio between our Class B ordinary and Class A common shares, the holders of our Class B common shares collectively will continue to control a majority of the combined voting power of our shares and therefore be able to control all matters submitted to our shareholders so long as the Class B common shares represent at least 10% of all outstanding shares of our Class A and Class B common shares in addition to certain other rights to which our controlling shareholders are entitled (see risk factor immediately above and “Description of Share Capital”). This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees (including certain transfers between our controlling shareholders) or for estate planning or charitable purposes as well as transfers between our controlling shareholders. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Description of Share Capital.”

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholder structure and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•

have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this prospectus;

•

have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•

be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market after this offering (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Following the completion of this offering, we will have 71,389,544 outstanding Class A common shares and 115,869,036 Class B common shares (or 74,239,544 Class A common shares and 115,869,036 Class B common shares, if the underwriters exercise in full their option to purchase additional Class A common shares). Subject to the lock up agreements described below, the Class A common shares sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our controlling shareholders or entities controlled by them or its permitted transferees will, subject to the lock up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If our controlling shareholders, the affiliated entities controlled by them or its permitted transferees were to sell a large number of Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.

Our executive officers, directors and pre-IPO shareholders representing substantially all of our issued share capital have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class A common shares, or any options or warrants to purchase any Class A common shares, or any securities convertible into, exchangeable for or that represent the right to receive Class A common shares (including Class B common shares) for a period of time up to 180 days following the date of this prospectus. We refer to such period as the lock-up period.

The terms of the lock-up agreements will expire on 40% of each shareholder’s shares of Class A common shares or securities convertible into or exchangeable for Class A common shares (including our Class B commons shares) subject to the lock-up agreement (provided, that if the shareholder is a member of our board of directors (excluding affiliated funds) or management team, then such amount is 20%) if certain conditions are met and will become available for sale prior to the opening of trading on the third full trading day following the date on which all of the below conditions are satisfied.

All remaining Class A common shares or securities convertible into or exchangeable for Class A common shares (including our Class B commons shares) subject to the lock-up agreement and not released on the early lock-up expiration date will be released prior to the opening of trading on the first full trading day following the period of 180 days after the date of this prospectus. For additional information see “Shares Eligible for Future Sale—Lock-up Agreements.”

Sales of a substantial number of our Class A common shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these lock-up periods, could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.

Participation in this offering by entities advised by Tiger Global Management, LLC will reduce the public float for our Class A common shares.

An entity advised by Tiger Global Management, LLC that is an affiliate of existing holders of our shares, has agreed to purchase US$50.0 million in Class A common shares in this offering at the initial public offering price. The underwriters will receive the same discount on any of our Class A common shares purchased by such potential purchaser as they will from any other Class A common shares sold to the public in this offering.

If such potential purchasers are allocated all or a portion of the shares in which it has indicated an interest in this offering or more, and purchase any such shares, such purchase would reduce the available public float for our shares if such potential purchasers hold these shares long term.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by nonresidents of the United States or (b)(1) a majority of our executive officers or directors may not be U.S. citizens or residents, (2) more than 50% of our assets cannot be located in the United States and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and regulations. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors.

We are a “controlled company” and a “foreign private issuer” within the meaning of the corporate governance standards. Under the rules, a controlled company is exempt from certain corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain corporate governance requirements, including the requirements that (1) a majority of the board of directors consists of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the requirements; therefore, we currently use these exemptions and intend to continue using them. Accordingly, you will not have the same protections provided to shareholders of companies that are subject to all corporate governance requirements.

Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, you will have to rely on the price appreciation of our Class A common shares in order to achieve a return on your investment.

We have not adopted a dividend policy with respect to future dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors or, where applicable, our shareholders. We may retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth.

Accordingly, if we do not declare dividends in the future, investors will most likely have to rely on sales of their Class A common shares, which may increase or decrease in value, as the only way to realize cash from their investment. There is no guarantee that the price of our Class A common shares will ever exceed the price that you pay.

Our dual-class structure may result in a lower or more volatile market price of our Class A common shares. Our dual-class capital structure means our shares will not be included in certain stock indices. We cannot predict the impact this may have on our Class A common share price.

We cannot predict whether our dual-class structure, combined with the concentrated control of our Company (see “Principal and Selling Shareholders”), will result in a lower or more volatile market price of our Class A common shares or in adverse publicity or other adverse consequences. FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, namely, to exclude companies with multiple classes of common shares. FTSE Russell requires greater than five percent of the company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those not listed or trading) in the hands of public shareholders whereas S&P Dow Jones announced that companies with multiple share class structures, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together comprise the S&P Composite 1500. MSCI also announced its review of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot guarantee that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Pursuant to these policies, our dual-class structure makes our Class A common shares ineligible for inclusion in such indices and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. Any such exclusion from indices could result in a less active trading market for our Class A common shares and depress the valuations of publicly traded companies excluded from the indices compared to those of similar companies that are included. In addition, several shareholder advisory firms have announced their opposition to the use of multiple share class structures. As a result, our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common shares.

If securities or industry analysts do not publish reports, or publish inaccurate or unfavorable reports about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts currently cover our parent company, but they do not, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. If one or more of the analysts who cover us downgrade their target price for our Class A common shares or publish inaccurate or unfavorable reports about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common shares will be substantially higher than the pro forma net tangible book value per Class A common share of the outstanding Class A common shares immediately after the offering. Based on the initial public offering price of US$19.00 per Class A common share and our net tangible book value as of March 31, 2021, if you purchase our Class A common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholder for its shares and you will suffer immediate dilution of approximately US$17.70 per Class A common share in pro forma net tangible book value. As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. For more information, see “Dilution.”

We may need to raise additional capital in the future by issuing securities, use our Class A common shares as acquisition consideration, or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital, change the nature of our business and/or affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business, including through acquisitions, and implement our growth strategy going forward by engaging in public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, the use of our Class A common shares as acquisition consideration, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock, change the nature of our business from the business that you originally invested in (including as a result of merger or acquisition transactions) and/or result in a decrease in the market price of our Class A common shares.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements from U.S. domestic registrants and non-emerging growth companies. We may take advantage of exemptions from certain corporate governance regulations of the NYSE, and this may result in less protection for the holders of our Class A common shares.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

In addition, according to the equity rules of the NYSE, listed companies are required, among other things, to have a majority of independent board members, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. For more information, see the section “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB (unless the SEC determines otherwise), and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.07 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end).

We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, or Articles of Association, the Companies Act (Revised) of the Cayman (“Companies Act”) and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation that takes place by way of a court approved scheme of arrangement or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Our Cayman Islands counsel is not aware of any reported class actions having been brought in a Cayman Islands court.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

We have been advised by our Cayman Islands legal counsel, Harney, Westwood & Riegels, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, to the extent that the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais. The exchange rate in force at the time may not offer non-Brazilian investors full compensation for any claim arising from our obligations.

Most of our assets are located outside of the United States and the majority of them are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date (1) of actual payment, (2) on which such judgment is rendered, or (3) on which collection or enforcement proceedings are started against us, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association, the Companies Act and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) duty not to fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provision of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders; provided, that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria We cannot guarantee that any of the above mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. For more information, see “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

The Cayman Islands Economic Substance Acts may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

The Cayman Islands Tax Information Authority shall impose a penalty of CI$10,000 (or US$12,500) on a relevant entity for failing to satisfy the economic substance test or CI$100,000 (or US$125,000) if it is not satisfied in the subsequent financial year after the initial notice of failure. Following failure after two consecutive years the Grand Court of the Cayman Islands may make an order requiring the relevant entity to take specified action to satisfy the economic substance test or ordering it that it is defunct or be struck off.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. For more information, see the section “Use of Proceeds.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements Presentation

VTEX, the company whose Class A common shares are being offered in this prospectus, was incorporated on July 25, 2018, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies.

We maintain our books and records in U.S. dollars, the functional currency of our operations and the presentation currency for our financial statements. Unless otherwise noted, the financial information presented herein has been derived from (1) our unaudited interim condensed consolidated financial statements as of March 31, 2021 and 2020, together with the accompanying notes thereto, prepared in accordance with IAS 34 – Interim Financial Reporting as issued by IASB and included elsewhere in this prospectus, or our unaudited interim condensed consolidated financial statements, and (2) audited consolidated financial statements for and as of December 31, 2020 and 2019, together with the accompanying notes thereto, prepared in accordance with IFRS as issued by the IASB and included elsewhere in this prospectus, or our consolidated financial statements

We have made rounding adjustments to some of the figures included in this prospectus for ease of presentation. Accordingly, certain of the numerical figures shown as totals in the tables may not be the exact sum total of the figures that precede them.

Special Note Regarding Non-GAAP Financial Measures

For convenience of investors, this prospectus presents certain non-GAAP financial measures, which are not recognized under IFRS, specifically Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital.

We understand that Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of Non-GAAP Income (Loss) from Operations, Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Non-GAAP Income (Loss) from Operations

We calculate Non-GAAP Income (Loss) from Operations as our Income (loss) from operation, adjusted for the impact of share-based compensation expense and amortization of intangibles expense related to acquisitions. We believe that it is useful to investors to exclude those charges from Non-GAAP Income (Loss) from Operations because (1) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and (2) such expenses can vary significantly between periods as a result of the timing of new share-based awards and secondary transactions.

Further, our definition of Non-GAAP Income (Loss) from Operation may differ from the definitions used by other companies and therefore comparability may be limited.

For a reconciliation of Non-GAAP Income (Loss) from Operations to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Summary Financial and Other Information.”

Free Cash Flow

We calculate Free Cash Flow as our net cash used in operating activities minus acquisition of property and equipment. In the future, we will adjust Free Cash Flow also by the capitalization of internally developed software; however, currently we do not capitalize internally developed software. Free Cash Flow is a measure used by management to understand and evaluate our liquidity and to generate future operating plans. The reduction of capital expenditures facilitates comparisons of our liquidity on a period-to-period basis and excludes items that we do not consider to be indicative of our liquidity. We believe that Free Cash Flow is a measure of liquidity that provides useful information to investors and others in understanding and evaluating the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business in the same manner as our management and board of directors. Further, our definition of Free Cash Flow may differ from the definitions used by other companies and therefore comparability may be limited. You should consider Free Cash Flow alongside our other IFRS-based financial performance measures, such as net cash used in operating activities, and our other IFRS financial results.

For a reconciliation of Free Cash Flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, see “Summary Financial and Other Information.”

FX Neutral measures

We provide certain metrics on an FX Neutral basis to enhance overall understanding of our current financial performance and its prospects for the future, and we understand that this measure provides useful information to both our management and investors. In particular, we believe that those FX Neutral measures provide useful information to both our management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX Neutral measures were calculated by using the average monthly exchange rates for each month during 2019 and 2020, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months in 2020 and 2021, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

The following table sets forth selected income statement line items on an FX Neutral basis for the three months ended March 31, 2021 and 2020, and years ended December 31, 2020 and 2019:

	For the three months ended March 31,
	As reported			On an FX Neutral basis(1)
	2021	2020	% variation	2021	2020	% variation
	(in US$ millions except as otherwise indicated)
Subscription revenue	24.7	15.4	59.7%	28.1	15.4	81.9%
Services revenue	1.3	1.2	5.5%	1.4	1.2	13.6%

Total revenue	25.9	16.6	55.8%	29.5	16.6	77.0%

Subscription cost	(8.7)	(5.1)	72.2%	(9.1)	(5.1)	80.3%
Services cost	(2.1)	(1.7)	25.6%	(2.2)	(1.7)	33.5%

Total cost	(10.8)	(6.7)	60.6%	(11.4)	(6.7)	68.6%

Gross profit	15.1	9.9	52.5%	18.1	9.9	82.7%

Operating expenses	(27.1)	(13.0)	109.3%	(30.1)	(13.0)	132.6%

Income (loss) from operation	(12.0)	(3.1)	293.8%	(12.0)	(3.1)	294.3%

	For the year ended December 31,
	As reported			On an FX Neutral basis(1)
	2020	2019	% variation	2020	2019	% variation
	(in US$ millions except as otherwise indicated)
Subscription revenue	93.4	58.3	60.2%	113.4	58.3	94.6%
Services revenue	5.3	3.0	74.8%	6.4	3.0	110.2%

Total revenue	98.7	61.3	60.9%	119.8	61.3	95.3%

Subscription cost	(27.8)	(15.8)	75.5%	(29.7)	(15.8)	87.2%

Services cost	(7.1)	(4.4)	60.1%	(7.9)	(4.4)	78.5%

Total cost	(34.9)	(20.2)	72.1%	(37.5)	(20.2)	85.3%

Gross profit	63.8	41.1	55.4%	82.3	41.1	100.3%

Operating expenses	(57.3)	(42.9)	33.6%	(67.7)	(42.9)	57.9%

Income (loss) from operation	6.5	(1.8)	(460.4)%	14.6	(1.8)	(904.6)%

(1)

We calculate FX Neutral measures by using the average monthly exchange rates for each month during 2020 or 2019, as the case may be, and applying them to the corresponding months in 2021 or 2020, respectively, so as to calculate what our results would have been had exchange rates remained stable from one financial year to the next.

Certain Definitions

The following is a glossary of certain industry and other define terms used in this prospectus:

Active online stores means the number of unique domains generating gross merchandise value.

APIs means application programming interfaces, a set of clearly defined methods of communication between different software components, which, together with our SDKs and other tools, enables third parties to create applications that can easily connect and integrate with our technology platform;

ARR means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four;

Black Friday means the day after Thanksgiving, regarded as the first day of the traditional Christmas shopping season on which retailers offer special reduced prices;

Black November means the commercial sale season introduced by Brazilian ecommerce websites in 2010, that is the long equivalent of Black Friday;

BNDES means the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social);

Brick-and-mortar means a business that operates physically in a building or other structure;

Business to business (“B2B”) means a form of transaction where businesses sell products to other businesses;

Business to consumer (“B2C”) means a form of transaction where businesses sell products to end consumers or individuals;

CCPA means the California Consumer Privacy Act ;

CDI means the Brazilian interbank deposit (certificado de deposito interbancário) rate, which is an average of interbank overnight rates in Brazil;

CPG means consumer packaged goods that require routine replacement or replenishment, such as food, beverages, clothes, tobacco, makeup and household products;

Brazilian Central Bank means the Brazilian Central Bank (Banco Central do Brasil);

Digitally native brands (“DNBs”) means businesses that have only existed in the digital world primarily or entirely selling its products through an online channel;

Cohort means a group of customers that received the first invoice of our VTEX platform in the prior year;

Collaborative Commerce means an innovative approach that embraces digital collaboration with suppliers and partners enabling our customers to integrate their own proprietary software with our software and our deep network of solutions from best-of-breed partners and digital marketplaces;

Composable Commerce means our low-code development platform with a customizable and flexible back-end, decoupled storefront and pre-built integrations;

Consumers means our customers’ clients;

Content Management System (“CMS”) means a software that enables businesses to create, edit and publish digital website content without writing any code.

CPG means consumer packaged goods that are items used daily by average consumers that require routine replacement or replenishment;

Customer acquisition costs (“CAC”) means the total sales and marketing expenses incurred during the four quarters preceding the quarter in which the calculation is made;

Customer relationship management (“CRM”) means the technology for managing a company’s relationships and interactions with existing and potential new customers;

Customers means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform;

DevOps means the combination of practices and tools designed to increase a company’s ability to deliver applications and services faster than traditional software development processes;

FCPA means the Foreign Corrupt Practices Act, a law enacted in 1977 for the purposes of making it unlawful for certain classes of persons and entities to make payments to foreign government officials to assist in obtaining or retaining business;

FX neutral means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next;

GDPR means General Data Protection Regulation, a law enacted in 2016 on data protection and privacy in the European Union and the European Economic Area;

Graphical user interface (“GUI”) means a computer program that enables a person to communicate with a computer through the use of symbols, visual metaphors, used by most modern operating systems.

Gross merchandise value (“GMV”) means the total value of the orders processed through our platform, including value-added taxes and shipping;

Headless means the decoupling of the front-end customer experiences from back-end commerce services giving companies the flexibility and freedom to build commerce experiences that are aligned with their business and end-consumer;

Hyperinflation means the rapid increase in monetary inflation;

Internet of Things (“IoT”) means the network of interrelated, internet-connected objects that are able to collect and transfer data over a wireless network without human intervention;

Lei do Bem means Federal Law No. 11,196/05 regulating, among other things, the tax incentives for legal entities covering research and development projects in Brazil;

Low-code development means a platform providing a development environment used to create application software through graphical user interfaces and configuration instead of traditional computer programming;

LTV means lifetime value, calculated as gross profit from new sales during the four quarters of any given period divided by the subscription churn rate of the last 12 months;

Marketplaces means online businesses that connect sellers with buyers and manage all transactions;

Multi-tenant architecture means software architecture in which a single instance of a software application serves multiple groups of customers that share a single codebase;

NRR means net revenue retention, calculated on a monthly basis by dividing the subscription revenue from our platform during the current period by the subscription revenue in the same period of the previous year for the same base of online stores that were active in the same period of the previous year;

Order management system (“OMS”) means the VTEX platform feature designed to provide a 360-degree view of inventory and orders, allowing a customer to orchestrate sellers, manage inventory and develop tailor-made shipping strategies across a series of fulfilment scenarios;

Partners means the VTEX’s ecosystem of technology businesses that embed our solutions into their own offerings allowing our customers to conduct commerce more conveniently and include providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, system integrators, agencies, payment solutions, anti-fraud and lending;

Payment solutions means businesses that offer technology needed to accept an end-consumer transaction on a customer’s website;

PCI acquirers means payment card industry acquirer, typically a financial institution, that processes payment card transactions for merchants and is defined by a payment brand as an acquirer;

SKUs mean stock keeping unit, a distinct type of item for sale such as a product or service;

Small-to-medium-sized businesses (“SMBs”) means business that utilize our Loja Integrada on-demand commerce platform;

SSS means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period;

Subscription churn rate means the annual turnover of our customers;

Suppliers means businesses supplying materials to our customers.

System integrators (“SIs”) means business partners focused on optimizing back-end system performance;

Take rate means the percentage of the total value of the orders processed through our platform, including value-added taxes and shipping;

Two-factor authentication means a security process in which users provide two wo different authentication factors to verify themselves;

VTEX IO means our low-code server-less environment for our customers’ technology teams to extend our core components and build new components in an integrated environment with best-in-class scalability and security; and

VTEX Lab means our university partnership program that provides students with an immersive experience of continued learning.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements subject to risks and uncertainties, generally set forth under the sections “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Many of the forward-looking statements in this prospectus can be identified based on forward-looking words such as “aim,” “anticipate,” “believe,” “can,” “continue,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “project,” “seek,” “should,” “target,” “would,” or the opposite of these terms or other similar expressions.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur and we, the selling shareholders and the underwriters undertake no obligation to update publicly or revise any forward-looking statements and estimates whether as a result of new information, future events or otherwise.

Forward-looking statements include, but are not limited to, statements regarding our current belief or expectations as of the date of this prospectus and estimates on future events and trends that affect or may affect our business, financial condition, results of operations, liquidity, prospects and the trading price of our Class A common shares. Although such forward-looking statements are based on assumptions and information currently available to us, which we believe to be reasonable, none of the forward-looking statements, whether expressed or implied, are indicative of or guarantee future results. Given such limitations, you should not make any investment decision on the basis of the forward-looking statements contained herein.

Our forward-looking statements may be affected by the following factors, among others:

•	our ability to attract new customers, retain existing customers and increase sales to both new or existing customers in a cost-effective manner;

•

the impact of the COVID-19 outbreak on general economic and business conditions in Brazil, Latin America and the rest of the world and any restrictive measures imposed by governmental authorities in response to the outbreak;

•	our ability to innovate and respond to technological advances in a manner that responds to our customers’ evolving needs or preferences;

•	our ability to effectively develop and expand our marketing and sales capabilities and our ability to increase our customer base and achieve broader market acceptance of our platform;

•	our failure to enhance and maintain our brand recognition or maintain a positive public image;

•

the inherent risks related to the SaaS market, such as the interruption, failure or breach of our third-party service providers’ computer or information technology systems, resulting in the degradation of the quality or a decline in the use of the products and services we offer;

•	our ability to successfully acquire new businesses as clients, acquire clients in new industry verticals and appropriately manage our international expansion;

•	our ability to meet our contractual commitments with our customers and to offer high quality customer support;

•

general economic, political and business conditions in Latin America and their impact on our business, notably with respect to inflation and interest rates and their impact on the discretionary spending of businesses;

•	the impact of substantial and increasing competition in our market, innovation by our competitors, and our ability to compete effectively;

•	our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business as we continue to grow;

•	our ability to attract and retain qualified personnel while controlling our personnel related expenses;

•	our ability to obtain, maintain, protect, enforce and enhance our brand and intellectual property and proprietary rights;

•	our ability to maintain our classification as an emerging growth company under the JOBS Act;

•	health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

We caution you that the foregoing list of significant factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Many of these risks are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

MARKET AND INDUSTRY DATA

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this prospectus were derived from our management’s knowledge and our experience in the industry, internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. We obtained the information included in this prospectus relating to the Brazilian payment solutions markets, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV, Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, International Data Corporation, or IDC MarketScape, Gartner, Inc., or Gartner, Insider Intelligence, Digital Commerce 360, IHS Markit, Capgemini and Economática, amongst others.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:

•	IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, doc #US45741420, September 2020;

•	Digital Commerce 360: Top 500 Report, Data and analysis on North America’s largest and fastest-growing e-retailers, April 2020; and

•	Capgemini Research Institute (2019): The last-mile delivery challenge: Giving retail and consumer product customers a superior delivery experience without impacting profitability. Capgemini Group.

The Gartner content described herein, or the Gartner Content, represents research opinion or viewpoints published, as part of a syndicated subscription service, by, and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Content are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s Research & Advisory organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The IHS Markit reports, data and information referenced herein, or the IHS Markit Materials, are the copyrighted property of IHS Markit Ltd. and its subsidiaries, or IHS Markit, and represent data, research, opinions or viewpoints published by IHS Markit, and are not representations of fact. The IHS Markit Materials speak as of the original publication date thereof and not as of the date of this document. The information and opinions expressed in the IHS Markit Materials are subject to change without notice and IHS Markit has no duty or responsibility to update the IHS Markit Materials. Moreover, while the IHS Markit Materials reproduced herein are from sources considered reliable, the accuracy and completeness thereof are not warranted, nor are the opinions and analyses which are based upon it. IHS Markit are trademarks of IHS Markit. Other trademarks appearing in the IHS Markit Materials are the property of IHS Markit or their respective owners.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable. Neither we, the underwriters, nor their respective agents have independently verified it and they are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” Estimates of market and industry data are based on statistical models, key assumptions and limited data sampling, and actual market and industry data may differ significantly from estimated industry data. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Information derived from management’s knowledge and our experience is presented on a reasonable, good faith basis. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 13,876,702 Class A common shares in this offering will be approximately US$245.3 million (or US$296.0 million if the underwriters exercise in full their option to purchase additional Class A common shares), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We believe that the offering will provide additional capital to support the development and growth of our business. The principal purposes of this offering are to increase our capitalization, provide us with greater financial flexibility, create a public market for our Class A common shares and facilitate our future access to the capital markets. We intend to use the net proceeds from this offering for general corporate purposes, which may include investments for the development of software, products or technologies, investments in the international expansion of our operations, funding future opportunistic mergers, acquisitions or investments in complementary businesses, and maintaining liquidity. We will have broad discretion in allocating the net proceeds from this offering.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds.

Pending the determination of the net proceeds from this offering, we intend to invest them in a variety of capital preservation investments, including short-term, interest-bearing instruments and government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

DIVIDENDS AND DIVIDEND POLICY

The amount of any dividends will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, cash requirements, future prospects and any other factors deemed relevant by our board of directors.

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of their respective jurisdictions of incorporation (including imposing legal restrictions on dividend distribution by subsidiaries), agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Our ability to pay dividends is therefore directly related to positive and distributable net results from our subsidiaries. See “Risk Factors—Risks Related to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.”

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Certain Tax Considerations—Cayman Islands Tax Considerations.”

CAPITALIZATION

The table below sets forth our current and non-current loans and financing, our total shareholders’ equity and total capitalization (defined as the sum of current and non-current loans and financing plus total equity) as of March 31, 2021, derived from our unaudited interim condensed consolidated financial statements as follows:

•	on an as historical reported basis; and

•

as adjusted, to reflect the issuance and sale of 13,876,702 Class A common shares by us in this offering at the initial public offering price of US$19.00 per Class A common share, assuming no exercise of the option by the underwriters to purchase additional Class A common shares, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our total capitalization may be different in the event that we do not allocate the net proceeds of this offering in accordance with the assumption set forth under “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial included elsewhere in this prospectus. Our capitalization following the closing of the offering will be adjusted based on the actual initial offering price and other terms of the offering determined at pricing.

	As of March 31, 2021
	As Reported	As Adjusted
	(in US$ millions)	(in millions of US$ millions)
Loans and financing, current	1.5	1.5
Loans and financing, non-current	3.4	3.4
Total shareholders’ equity(1)	65.8	311.1

Total capitalization(2)	70.6	316.0

(1)	Includes non-controlling interest and represents the total equity available to us.
(2)	Represents the sum of total shareholders’ equity and loans and financing, current and non-current.

Except as set forth above, there has been no material change to our capitalization since March 31, 2021.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common shares are made, there will be further dilution to new investors.

The selling shareholders identified herein will receive all net proceeds from the secondary offering of the Class A common shares (converted from an equal number of Class B common shares in connection with such sale immediately prior to this offering) held by them. Therefore, we will not receive any net proceeds from their secondary offering and our total capitalization will not be impacted by such net proceeds received by the selling shareholders.

DILUTION

As of March 31, 2021, VTEX had a net tangible book value of US$29.1 million, corresponding to a net tangible book value of US$0.17 per share. Net tangible book value per common shares represents the amount of total assets (excluding goodwill and other intangible assets) less total liabilities, divided by 172,738,180, the total number of VTEX shares outstanding as of March 31, 2021.

After giving effect to the sale by us of the 13,876,702 Class A common shares offered by us in the offering at the offering price of US$19.00 per Class A common share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional Class A common shares, our pro forma net tangible book value estimated at March 31, 2021 would have been US$274.4 million, representing US$1.47 per common share. This represents an immediate increase in net tangible book value of US$1.30, or 765.0% per common share to current shareholders and an immediate dilution in net tangible book value of US$17.70, or 93.2% per common share to new investors purchasing Class A common shares in this offering. Dilution for this purpose represents the difference between the price per common shares paid by these investors and net tangible book value per common share immediately after the completion of the offering.

Assuming the underwriters’ option to purchase additional Class A common shares is exercised in full, our pro forma net tangible book value as of March 31, 2021 would have been US$325.1 million, representing US$1.72 per common share. This represents an immediate increase in pro forma net tangible book value of US$1.55, or 909.3% per common share to our current shareholders and an immediate dilution in the pro forma net tangible book value of US$17.45 or 91.9% per common share to new investors purchasing Class A common shares in this offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share and the pro forma net tangible book value per Class A common share which accounts for the issuance and sale of new Class A common shares in this offering assuming either no exercise or full exercise by the underwriters of their option to purchase additional Class A common shares.

Because our Class A common shares and Class B common shares have the same dividend and other rights, except for voting, conversion and transfer restrictions, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in the offering.

	No Exercise US$	Full Exercise US$
Initial public offering price per Class A common shares	19.00	19.00
Net tangible book value per common share at March 31, 2021	0.17	0.17
Pro forma net tangible book value per common share after completion of this offering	1.47	1.72
Increase in pro forma net tangible book value per common share attributable to current shareholders	1.30	1.55
Dilution in pro forma net tangible book value per common share attributable to new shareholders(1)	17.70	17.45

(1)

Dilution represents the difference between the offering price per common share paid by new shareholders and the pro forma net tangible book value per common share immediately after giving effect to this offering.

The actual offering price per Class A common share is not based on the pro forma net tangible book value of our common shares, but was established based through a book building process.

The following table summarizes, on the same pro forma basis at March 31, 2021, the number of common shares acquired from us, the total cash consideration paid and the average price per common share paid to us by our current shareholders and by new investors purchasing Class A common shares in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per common share substantially higher than our pre-IPO shareholders paid. This information is based on the initial public offering price of US$19.00 per Class A common share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and assumes no exercise of the underwriters’ option to purchase additional Class A common shares.

	Common Shares Purchased		Total Consideration		Average Price per Common Share (US$)
	Amount	Percentage of Total Common Shares (%)	Amount (US$ million)	Percentage (%)
Current shareholders	172,738,180	92.6%	198.0	42.9%	1.15
New investors	13,876,702	7.4%	263.7	57.1%	19.00

Total	186,614,882	100.0%	461.7	100.0%	2.47

The total consideration paid by new shareholders and the average price per common share paid by new shareholders would be US$263.7 million and US$19.00 per common share, respectively, and the percentage of common shares purchased by new shareholder would be 7.4%.

SELECTED FINANCIAL AND OTHER INFORMATION

The following tables set forth, for the periods and as of the dates indicated, our selected financial and operating data. The financial information presented herein has been derived from (1) our unaudited interim condensed consolidated financial statements as of March 31, 2021 and 2020, together with the accompanying notes thereto, prepared in accordance with IAS 34 – Interim Financial Reporting as issued by IASB and (2) audited consolidated financial statements for and as of December 31, 2020 and 2019, together with the accompanying notes thereto, prepared in accordance with IFRS as issued by the IASB, and included elsewhere in this prospectus.

The selected consolidated historical financial data and should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited interim condensed consolidated financial statements and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Consolidated Statements of Profit or Loss

	For the Three Months ended March 31,		For the Year ended December 31,
	2021	2020	2020	2019
	(in US$ millions, except for per share amounts)
Subscription revenue	24.7	15.4	93.4	58.3
Services revenue	1.3	1.2	5.3	3.0

Total revenue	25.9	16.6	98.7	61.3

Subscription cost	(8.7)	(5.1)	(27.8)	(15.8)
Services cost	(2.1)	(1.7)	(7.1)	(4.4)

Total cost	(10.8)	(6.7)	(34.9)	(20.2)

Gross profit	15.1	9.9	63.8	41.1

Operating expenses
General and administrative	(7.2)	(3.1)	(14.0)	(10.7)
Sales and marketing	(11.0)	(5.7)	(23.8)	(20.2)
Research and development	(8.4)	(4.1)	(19.0)	(12.7)
Other income (losses)	(0.4)	(0.0)	(0.5)	0.7
Income (loss) from operation	(12.0)	(3.1)	6.5	(1.8)

Finance income	0.5	0.4	3.9	1.3
Finance expense	(1.9)	(3.2)	(7.0)	(3.2)

Finance result	(1.4)	(2.8)	(3.1)	(1.9)
Equity results	0.1	(0.0)	0.1	0.0

Income (loss) before income tax	(13.3)	(5.9)	3.5	(3.7)

Current income tax	(0.2)	(0.2)	(4.9)	(1.0)
Deferred income tax	1.0	0.8	0.6	0.1

Net loss of the period	(12.5)	(5.2)	0.8	(4.6)

Attributable to controlling shareholders	(12.5)	(5.2)	(0.9)	(4.6)
Non-controlling interest	(0.0)	0.0	0.1	0.0

Loss per share
Basic and diluted loss per share (US$)	(0.07)	(0.03)	(0.005)	(0.029)

Consolidated Balance Sheet

	As of March 31,	As of December 31,
	2021	2020	2019
	(in US$ millions)
Cash and cash equivalents	40.3	58.6	29.8
Marketable securities	16.1	17.0	14.5

Total current assets	91.1	108.7	65.9
Total non-current assets	47.8	31.3	31.8

Total assets	138.8	140.0	97.7

Total current liabilities	54.5	47.1	29.2
Total non-current liabilities	18.6	17.2	21.4

Total liabilities	73.0	64.0	50.6

Net assets	65.8	76.8	47.1

Issued capital	0.0	0.0	0.0
Capital reserve	82.1	78.9	50.7
Other reserves	(0.4)	0.1	(0.6)
Retained earnings (accumulated losses)	(15.9)	(3.4)	(3.1)

Equity attributable to VTEX’s shareholders	65.8	76.6	47.0

Non-controlling interest	—	0.1	0.0

Total shareholders’ equity	65.8	75.7	47.1

Total liabilities and shareholders’ equity	138.8	140.0	97.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described under “Special Note Regarding Forward-Looking Statements” and “Risk Factors” and other issues discussed herein.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and our consolidated financial statements included elsewhere in this prospectus, as well as the information set forth under the sections “Presentation of Financial and Other Information,” “Summary Financial and Other Information,” and “Selected Financial and Other Information.”

Overview

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 80% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

Global online retail spend has grown rapidly. Over the past decade ecommerce spend has grown to US$3.0 trillion, and is projected to double to US$6.0 trillion over the next five years, according to Insider Intelligence. Latin America, in particular, was the fastest-growing region in the world in 2020, and yet ecommerce still represents a small fraction of the total retail market in the region. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. We have achieved a number of significant milestones marking our expansion throughout our history:

We have a deep history of delivering world-class commerce solutions throughout Brazil and the broader Latin America region. We are expanding our presence internationally and today we serve large e-chip enterprises. The majority of customers we serve are business-to-consumer, or B2C, enterprises powered through our core VTEX platform and represented 84.9% and 82.0% of our revenues for the years ended December 31, 2020 and December 31, 2019, respectively. We help our customers operate over 2,500 active online stores, defined as unique domains generating GMV, across 32 countries globally. The number of active online stores we service increased by 31.7% from December 31, 2019 to December 31, 2020. As of December 31, 2020 25.5% of the active online stores on our platform generated annual recurring revenue, or ARR (calculated as subscription revenue in the most recent quarter multiplied by four) of US$25,000 or more, representing 84.1% of our ARR and with an average ARR per active online store of US$127,428, demonstrating our enterprise focus.

In addition, we also serve small-to-medium sized businesses, or SMBs, on a separate on-demand platform that represented 7.7% of our revenues in the year ended December 31, 2020. Our extensible and scalable platform also serves a smaller segment of business-to-business enterprises, or B2B. The remaining 7.4% of revenue in the year ended December 31, 2020 represented 5.4% service revenue and 2.0% other revenues, comprised of VTEX platform adjacencies, including payment, logistics and tracking solutions.

Our largest customer represented less than 3.0% of our revenue and our 10 largest customers represented less than 17.0% of our revenue in the year ended December 31, 2020.

Our go-to-market strategy is focused on acquiring new customers and driving continued use of our platform for existing customers. We primarily focus our selling efforts on large organizations and sell our platform through a direct sales force, which targets technical and business leaders who are leveraging ecommerce to improve their business performance. Our sales organization consists of business development representatives, account executives, and solution engineers. Our new customers in Latin America are well balanced between having VTEX as their first ecommerce platform and those switching to VTEX from other ecommerce solutions. Once our platform has been adopted, we focus on enabling GMV growth for our customers to drive increased transaction-based revenue, as evidenced by our net revenue retention rate.

We offer access to our platform on a subscription basis, which accounted for 95.1% and 94.6% of our revenue for the three months ended March 31, 2021 and for the year ended December 31, 2020, respectively. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. While historically the proportion of revenues from fixed fees and transaction-based fees has remained relatively stable, the revenue from transaction-based fees increased as a percentage of total revenues in 2020 as a result of the significant increase in GMV during the period. We serve customers with multiple tiers of subscription plans and transaction-based fees based on the size of the customer and their expected GMV. Our tiered pricing model allows customers that are generating higher GMV to move up and pay higher fixed fees and lower transaction-based fees, even though transaction-based fees continue to be the most significant portion of our subscription revenue.

Our business has experienced significant growth. In the three months ended March 31, 2021, our revenue increased to US$25.9 million from US$16.6 million in the three months ended March 31, 2020 representing an increase of 55.8% and 77.0% on an FX neutral basis. In the same periods, we generated net losses of US$12.5 million and US$5.2 million, net cash used by operating activities of US$7.4 million and US$9.3 million and a negative Free Cash Flow of US$8.0 million and US$9.9 million, respectively. In the year ended December 31, 2020, our revenue increased to US$98.7 million from US$61.3 million in the year ended December 31, 2019, representing an increase of 60.9% and 95.3% on an FX neutral basis. In the same periods, we generated net losses of US$0.8 million and US$4.6 million, net cash provided by operating activities of US$11.2 million and US$2.1 million and Free Cash Flow of US$9.5 million and US$0.2 million, respectively. See “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Free Cash Flow,” for additional information.

Key Metric—Gross Merchandise Value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	802.7	836.2	894.4	1,307.2	952.4	1,870.8	2,131.7	2,533.9	2,036.1
GMV Growth FX Neutral (%)	51.4%	33.6%	46.7%	45.9%	36.3%	178.0%	190.2%	130.2%	142.3%

Key Factors Affecting our Performance

We believe our future performance will depend on many factors, including the following:

Continued growth of ecommerce globally

The ecommerce market has experienced rapid growth over the past several years. Widespread access to the internet, the introduction of digital payment methods, and the increased use of smartphones have made online shopping more convenient worldwide, catalyzing the growth of the global ecommerce market. The impact of the COVID-19 pandemic further accelerated the adoption of ecommerce, which drove broader business growth while brick-and-mortar stores were closed and consumers increased their ecommerce spending due to extended stay-at-home orders and restrictions on movements. According to Insider Intelligence, the global ecommerce market grew to more than US$4.0 trillion in 2020 and is estimated to grow to more than US$6.0 trillion by 2025. In Latin America specifically, the ecommerce market grew to US$85.0 billion in 2020 and, according to Insider Intelligence, is estimated to grow to more than US$130.0 billion by 2025 at an 11.0% compounded annual growth rate. The Latin American market was the fastest-growing regional retail ecommerce market in 2020, and there remains a significant runway for penetration. Insider Intelligence estimates Latin America ecommerce penetration was 6.2% in 2020, lagging US penetration of 14.4% and six years behind global ecommerce penetration of 18.0% within the same period. The region is forecasted to reach 8.4% penetration in 2024, reflecting a 35.0% increase in penetration in ecommerce in a region with over twice the population size of the United States. The size of the market, coupled with the relatively low level of penetration, presents a significant opportunity for continued growth.

Our business is dependent on the continued adoption of ecommerce globally and in Latin America in particular. As more enterprises choose to introduce and grow their ecommerce businesses, we expect to attract more customers and stores to our platform. Additionally, due to our shared success transaction-based fee model, our revenue is dependent on GMV transacted on our platform, which we believe will grow as our existing and new customers grow their ecommerce businesses, driven by continued growth in consumer demand.

Retention and growth of our existing customers

Our current business and long-term revenue growth are directly correlated with the success and growth in GMV of our existing customers’ online stores. We strive to maintain industry-leading platform capabilities to maximize customer success and retention. As our customers’ online stores generate more GMV, we directly generate more transaction-based fees and indirectly generate more fixed subscription fees through continuing to enhance platform functionality.

Our ability to help our customers increase their ecommerce revenue within their online stores is also demonstrated by our customers’ SSS, calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online stores in the prior period. Over the past three years and the three months ended March 31, 2021, SSS has exceeded 25% on a FX Neutral basis.

We also measure the retention and growth of our revenue from existing customers and their online stores through our customer’s NRR, which we calculate on a monthly basis by dividing the subscription revenue from our platform during the current period by the subscription revenue in the same period of the previous year for the same base of online stores that were active in the same period of the previous year. Our NRR includes the effect on subscription revenue of any online stores including renewals, expansion, contraction, and churn. Our calculation of NRR excludes any revenue from our SMB platform customers. Our NRR was 171.9% and 115.2% on a FX Neutral basis for the years ended December 31, 2020 and December 31, 2019, respectively. Due to the effects of COVID-19, our NRR for the year ended December 31, 2020 was positively impacted and we expect it to be negatively impacted during 2021 before normalizing in the near-term. Given our subscription-based model, we generate most of our revenues in any given year from existing customers. For the years ended December 31, 2020 and 2019, we generated 85.6% and 80.3% of the revenue derived from the VTEX platform from customers who have been on our platform for over one year, respectively. For the year ended December 31, 2020, 47.1% of the revenue derived from the VTEX platform was generated from customers who have been on our platform for over three years.

We believe the strength of our value proposition to enterprises is also evidenced by our customer cohorts, which show revenue retention and growth over the past four years through 2020. For purposes of the following chart, we define net revenue retention as the percentage of the revenue, on a FX neutral basis, generated by a yearly cohort of customers in 2020, relative to the revenue generated in 2017, the reference year, or yearly vintage of such yearly cohort of customers. We define a yearly cohort of customers as the group of customers that received the first invoice of our VTEX platform in the prior year.

Our business is also affected by our customers’ ability to launch additional online stores to serve additional brands, geographies, or use cases. As an example, our top 100 customers have grown their number of online stores per customer from 2.2 in 2017 to 3.7 in 2020. These top 100 customers have doubled their geographic presence with us from 13 to 26 countries over the same time period. The average ARR per customer across our top 100 customers has also more than doubled from 2017 to 2020. We believe that our ability to continue to drive faster go-lives and expand the online store presence, regionally and globally, of our customers will drive revenue growth. As of December 31, 2020, only 8.1% of our enterprise customers had two or more stores, highlighting a significant opportunity for further expansion.

Efficient acquisition of new customers

Increasing our customer base is important to our continued revenue growth. We believe we are positioned to grow significantly through a combination of our own sales and marketing initiatives, customer referrals, agency and technology partner referrals, and word-of-mouth referrals from existing customers.

We measure the efficiency of new customer acquisition by comparing the lifetime value, or LTV, of newly-acquired enterprise customers to the customer acquisition costs, or CAC, of the associated time period to get an “LTV/CAC ratio.” We calculate LTV as the gross profit from new sales during the four quarters of any given period divided by the subscription churn rate of the last 12 months. We calculate CAC as total sales and marketing expenses incurred during the four quarters preceding the quarter in which the calculation is made. This calculation assumes that the actual subscription churn rate for the period will remain consistent in future years. For instance, the LTV/CAC ratio for 2020 includes the LTV for the year ended December 31, 2020 and CAC for the four quarters ended September 30, 2020. On this basis, we estimate that our annual LTV/CAC ratio is over 6x in both 2020 and 2019.

Evolution of our business partner ecosystem

A key part of our strategy is to build a thriving technology partner ecosystem. The ecosystem around our platform is connected to over 1,000 integrated solutions, 200 SIs, 100 marketplaces, 80 payments solutions and 50 logistics companies, which use or embed our solutions into their own offerings to enable our customers to conduct commerce more conveniently. These integrated business partners include providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending services. We focus on collaborating with business partners in our ecosystem, by establishing mutually beneficial relationships, rather than competing with them. For instance, by allowing our customers to seamlessly start accepting online payments through one of our payment solutions partners, we are collaborating with our ecosystem and quickly generating revenue to our payments solutions partners and us. Our customers benefit from the expertise and best-of-breed offerings of our business partners, the flexibility to choose the best offerings for their needs, and the tailored programs developed with our strategic business partners. Our ecosystem of integrated applications and technology solutions is among the largest of any ecommerce platform and helps drive the growth of our customer base, which in turn accelerates growth of the ecosystem. We believe VTEX continues to innovate in an industry where many companies are providing outdated services.

Our ability to retain and grow our customers’ online stores often depends on the continuous improvement of our platform and the expansion of the capabilities of our strategic technology partners, including SIs, agencies and payment solutions to provide revenue generating services to our customers. As a result of our strong ecosystem and product capabilities, over half of the revenue potential of new contracts signed in the year ended December 31, 2020 was originated organically or through the ecosystem, including referrals, customers’ requests, or through partners and resellers.

Investment in innovation and growth

We have invested and intend to continue to invest in our platform, including broadening our capabilities to meet the future needs of enterprise customers and their brands. Our ability to incorporate innovative tools and features that improve our platform is critical to ensuring that the enterprises we support have the necessary capabilities to adapt to the influx of disruptive technologies impacting commerce and the enterprise, to incorporate cutting edge technologies and capabilities that emerge from our partners and the broader commerce ecosystem and to meet the evolving needs of consumers. As a result, we intend to use our Composable Commerce framework to expand our features, capabilities and partner integrations, including facilitating the extension of our platform to address the evolving needs of enterprises and to accelerate their commerce transformation as our customers expand their global commerce footprint. We also intend to continue to invest in enhancing awareness of our brand as we grow our enterprise customer base throughout Latin America and the rest of the world. We believe this strategy will provide new avenues for growth and allow us to continue to deliver differentiated, high-value outcomes to our customers, their consumers and stockholders.

As part of our commitment to invest in innovation and growth, we intend to continue to invest in (1) research and development to further bolster our platform and extend our capabilities; (2) sales and marketing, to promote our innovative platform to new and existing customers and in existing and expanded geographies; (3) professional services to ensure the success of our customers’ implementations of our platform; and (4) other operational and administrative functions to support our expected growth and our transition to a public company. We expect our total operating expenses will increase over time and, in some cases, have short-term negative impacts on our operating margin. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to improve our platform and accelerate our market expansion. Our future success is dependent, in part, on our ability to successfully develop, market, and sell our platform to new and existing customers and to help our customers capture omnichannel commerce opportunities both regionally and globally.

Successful rollout of new geographies

We are investing in the expansion of our regional sales and marketing capabilities in order to grow our business within new regions in Latin America and the rest of the world. In some cases, we are expanding with existing customers to new geographies. For instance, a global electronics brand manufacturer uses the VTEX platform to power its ecommerce direct to consumer initiatives in 19 countries. We started our operations in Brazil in 2000, opened our first office outside of Brazil in 2013 and expanded outside of Latin America to the United States in 2017. We have operations in five cities in Brazil, six cities in Latin America and eight cities in the rest of the world with 882, 231, and 125 employees, respectively, as of March 31, 2021.

For the three months ended March 31, 2021 and the year ended December 31, 2020, purchases originated from customers in Brazil represented 56.1% and 57.2% of our total revenue, compared to 72.8% and 70.8% for the same periods for the three months ended March 31, 2020 and the year ended December 31, 2019, respectively, highlighting our growing diversification outside of Brazil, in Latin America and the rest of the world. For the three months ended March 31, 2021 and the year ended December 31, 2020, our revenues in Brazil increased 20.0% and 30.0% and 48.7% and 70.7%, on an FX neutral basis, respectively. For the three months ended March 31, 2021 and the year ended December 31, 2020, revenues in Latin America, excluding Brazil increased 143.4% and 143.6% and 146.6% and 166.7%, on an FX neutral basis, respectively. Revenues from the rest of the world increased 185.6% and 95.8% and 178.6% and 94.8%, on an FX neutral basis in the same periods, respectively. Revenues from Latin America, excluding Brazil, and the rest of the world represented 34.3% and 9.6%, of our total revenues for the three months ended March 31, 2021, up from 22.0% and 5.2% for the three months ended March 31, 2020. Revenues from Latin America, excluding Brazil, and the rest of the world represented 37.0% and 5.8%, of our total revenues for the year ended December 31, 2020, up from 24.4% and 4.7% for the year ended December 31, 2019.

This rapid growth highlights the success of our platform’s expansion beyond Brazil. Although we believe our platform can compete successfully globally, we have historically focused on Latin America. Given our brand awareness and market position, we believe that most of our growth in the short to medium term will continue to come from Latin America where we have a leadership position and ecommerce is expected to accelerate given its current under penetration. Over the past several years we have invested, and plan to continue investing, in our operations in the United States and Europe, although only limited growth may result from these regions in the short to medium term.

Latin American Macroeconomic Environment

We operate across various countries, and in particular a number of emerging economies in Latin America. As a result, our revenues and profitability may be affected by political and economic developments in these countries and the effect that these factors have on the availability of credit, disposable income, employment rates, and average wages in these countries. Although we believe the ongoing secular shift to ecommerce strongly benefit our business, our operations may be impacted by changes in economic conditions in each of the countries in which we operate.

As of December 31, 2020, Latin America had a total GDP of US$3.5 trillion, over 600 million inhabitants, with an average GDP per capita of US$7,749.5. Important industries have consolidated their presence in the region and acquired scale, the most notable being retail, manufacturing, financial services, transportation and communication, construction, agribusiness and mining.

Brazil is the largest economy in Latin America, as measured by GDP, and we have historically carried out the majority of our operations in Brazil. While we have been growing our revenues outside of Brazil, our revenues and profitability may be affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per US$1.00 on December 31, 2020, which reflected a 29.0% depreciation of the real against the U.S. dollar during

2020 due primarily to the impact of the COVID-19 pandemic on the Brazilian economy. The exchange rate reported by the Central Bank was R$5.697 per US$1.00 on March 31, 2021 and R$5.198 per US$1.00 on July 19, 2021. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

As for the business cycle, the Latin American region experienced a substantial slowdown after the end of the commodity super-cycle and poorer economic policies in large economies, notably Brazil. The real rate of GDP growth across Latin America trended down from growth of 7.2% in 2010 to a 1.2% contraction in 2016, according to IHS Markit. Since 2016, a combination of new governments pursuing better policies, further stabilizing reforms and improving terms of trade, has produced a gradual turnaround. Gradual economic expansion has been taking place since 2017, even with the recent market declines and increased volatility caused by COVID-19.

While these adverse shifts in general economic conditions may have a negative impact on our results of operations, the ongoing secular shift to ecommerce, as well as other industry trends, may offset most of this impact.

Seasonality and Quarterly Results of Operations

Due to our transaction-based subscription model, similar to most retail businesses, we experience seasonal fluctuations in our net sales and operating results. Historically, we have generated higher net sales in the fourth quarter, which includes the “Black November” period in Brazil (a commercial sales season, a month-long, introduced by Brazilian ecommerce websites in 2010 and equivalent to Black Friday in the United States) and other ecommerce events in Latin American countries. The first quarter of the year is our slowest period, as the months of January, February and March correspond to vacation time in Brazil and other Latin American countries, and the first quarter is impacted by Carnival in Brazil. See “Risk Factors—Risks Related to Our Business and Industry—Our operating results are subject to seasonal fluctuations.”

The following table sets forth our unaudited quarterly consolidated statement of profit or loss data for each of the last eight quarters of the period ended March 31, 2021. The unaudited consolidated statement of profit or loss data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to fairly and accurately present this information. These historical quarterly results of operations are not necessarily indicative of the results of operations for a full year or any future period. In particular, our quarterly results of operations have been positively affected by a significant growth in ecommerce sales in the markets in which we operate due to the widespread closure of brick-and-mortar stores and behavioral changes associated with social distancing as a result of the COVID-19 pandemic. This increase in sales has bolstered our total revenue, driven predominantly by increases in our customer sales and revenue. We believe that the expansion of ecommerce may normalize once the COVID-19 pandemic is sufficiently controlled, which may adversely affect our financial performance and operating metrics in the future. See below “—Impacts of the COVID-19 Pandemic.”

	For the Three Months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in US$ millions)
Subscription revenue	12.4	13.2	13.6	19.1	15.4	23.9	26.3	27.7	24.7
Services revenue	0.5	1.1	0.5	0.9	1.2	1.3	1.3	1.4	1.3

Total revenue	13.0	14.3	14.1	20.0	16.6	25.3	27.7	29.1	25.9

Subscription cost	(2.6)	(3.5)	(4.3)	(5.5)	(5.1)	(5.8)	(7.1)	(9.8)	(8.7)
Services cost	(1.0)	(1.0)	(0.9)	(1.5)	(1.7)	(1.7)	(1.7)	(2.0)	(2.1)

Total cost	(3.6)	(4.5)	(5.2)	(7.0)	(6.7)	(7.5)	(8.8)	(11.9)	(10.8)

Gross profit	9.4	9.8	8.9	13.0	9.9	17.8	18.9	17.2	15.1

	For the Three Months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in US$ millions)
Operating expenses
General and administrative	(1.8)	(2.3)	(3.1)	(3.5)	(3.1)	(2.4)	(3.3)	(5.1)	(7.2)
Sales and marketing	(4.8)	(6.1)	(4.1)	(5.2)	(5.7)	(5.4)	(5.3)	(7.5)	(11.0)
Research and development	(2.5)	(2.6)	(3.4)	(4.1)	(4.1)	(3.6)	(4.5)	(6.8)	(8.4)
Other income (losses)	0.1	0.6	(0.1)	0.1	(0.0)	(0.3)	(0.3)	0.1	(0.4)
Income (loss) from operation	0.4	(0.6)	(1.8)	0.2	(3.1)	6.1	5.5	(2.1)	(12.0)

Finance result	(0.3)	(0.5)	0.0	(1.1)	(2.8)	1.6	(0.6)	(1.3)	(1.4)
Equity results	0.0	0.0	0.0	0.0	(0.0)	0.0	0.0	0.1	0.1

Income (loss) before income tax	0.1	(1.1)	(1.8)	(0.9)	(5.9)	7.7	5.0	(3.3)	(13.3)

Income tax	(0.5)	(0.2)	0.4	(0.6)	0.7	(2.0)	(2.0)	(0.9)	0.8

Net loss of the period	(0.4)	(1.3)	(1.4)	(1.5)	(5.2)	5.7	3.0	(4.3)	(12.5)

Loss per share
Basic and diluted income (loss) per share (US$)	(0.03)	(0.09)	(0.09)	(0.09)	(0.03)	0.03	0.02	(0.02)	(0.07)

The following table sets forth selected consolidated statement of profit or loss data for each of the periods indicated as a percentage of total revenue.

	For the Three Months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Subscription cost	(20.3)%	(24.3)%	(30.3)%	(27.3)%	(30.4)%	(23.0)%	(25.6)%	(33.8)%	(33.6)%
Services cost	(7.4)%	(7.0)%	(6.5)%	(7.7)%	(10.1)%	(6.6)%	(6.1)%	(6.9)%	(8.1)%

Total cost	(27.7)%	(31.4)%	(36.8)%	(35.0)%	(40.5)%	(29.6)%	(31.7)%	(40.7)%	(41.8)%

Gross profit	72.3%	68.6%	63.2%	65.0%	59.5%	70.4%	68.3%	59.3%	58.2%
Operating expenses
General and administrative	(13.8)%	(16.2)%	(21.7)%	(17.6)%	(18.6)%	(9.5)%	(12.1)%	(17.6)%	(27.9)%
Sales and marketing	(36.8)%	(42.4)%	(29.4)%	(26.0)%	(34.5)%	(21.2)%	(19.0)%	(25.7)%	(42.6)%
Research and development	(19.6)%	(18.4)%	(24.1)%	(20.6)%	(24.4)%	(14.4)%	(16.3)%	(23.5)%	(32.5)%
Other income (losses)	0.8%	4.3%	(0.7)%	0.3%	(0.3)%	(1.0)%	(1.0)%	0.4%	(1.7)%

	For the Three Months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Income (loss) from operation	2.9%	(4.2)%	(12.8)%	1.0%	(18.4)%	24.3%	19.9%	(7.1)%	(46.4)%
Finance result	(2.2)%	(3.7)%	0.1%	(5.5)%	(16.8)%	6.2%	(2.1)%	(4.6)%	(5.2)%

Equity results	0.0%	0.0%	0.0%	0.0%	(0.1)%	0.0%	0.1%	0.2%	0.4%
Income (loss) before income tax	0.6%	(7.8)%	(12.6)%	(4.4)%	(35.2)%	30.5%	17.9%	(11.5)%	(51.3)%

Income tax	(3.8)%	(1.6)%	2.9%	(2.9)%	4.0%	(8.1)%	(7.2)%	(3.2)%	3.2%

Net loss of the period	(3.2)%	(9.4)%	(9.7)%	(7.3)%	(31.2)%	22.4%	10.8%	(14.7)%	(48.1)%

The following table sets forth our Non-GAAP Income (Loss) from Operations for each of the periods indicated:

	For the Three Months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in US$ millions)
Income (loss) from operation	0.4	(0.6)	(1.8)	0.2	(3.1)	6.1	5.5	(2.1)	(12.0)

Share-based compensation expense	0.0	0.1	0.2	0.5	0.3	0.4	0.6	2	3.2
Amortization of intangibles related to acquisitions	0.2	0.2	0.2	0.2	0.4	0.2	0.2	(0.1)	0.3

Non-GAAP Income (Loss) from Operations	0.6	(0.3)	(1.4)	0.9	(2.4)	6.8	6.3	(0.1)	(8.5)

Impacts of the COVID-19 Pandemic

As a result of the COVID-19 pandemic, which was declared a global pandemic by the World Health Organization in March 2020, the ecommerce market experienced a surge in growth. Governments encouraged consumers to stay at home for extended periods of time, and retail purchases shifted from offline and brick-and-mortar purchases to online ecommerce, as companies accelerated the digitalization of their businesses. Consequently, ecommerce sales in our major markets have increased significantly. Our business responded to the shifting commerce dynamics and enabled our customers to rapidly scale and digitally transform their businesses during the COVID-19 pandemic. This increase in GMV of our customers has resulted in significant revenue growth for us, driven predominantly by increases in our transaction-based fees.

We expect that our performance will be affected for the duration of the impacts of the COVID-19 pandemic on brick-and-mortar stores and consumer preferences. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth in our business going forward. For example, in the year ended December 31, 2019, our revenue increased approximately 43% compared to 2018 on an FX neutral basis – while revenues increased 95.3% on an FX neutral basis in the year ended December 31, 2020 compared to 2019. We believe that the expansion of ecommerce may normalize once the COVID-19 pandemic is sufficiently controlled, which may adversely affect our financial performance and operating metrics. We expect that our total revenue may be subject to increased fluctuations in the near-term as a result. See note 28 of our unaudited interim condensed consolidated financial statements and note 29 to our consolidated financial statements. See “Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.”

Components of Our Results of Operations

The following is a summary of the principal line items comprising consolidated statements of profit or loss.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees. In case of early termination of the annual upfront fees, we refund merchants for the remaining term of the contract; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue represented 4.9% and 5.4% of our revenue for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting related and customer support costs. The hosting related costs includes third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization. We expect administrative expenses to increase as a result of becoming a publicly traded company and compliance requirements derived from the Sarbanes-Oxley Act. Public company costs include expenses associated with annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs, accounting and legal services, and other investments to strengthen corporate governance and internal controls.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial result

Financial result consist of finance income and finance expenses. Finance income consists of interest earned on bank deposits, foreign exchange gains and other financial income. Finance expense is mostly comprised of foreign exchange losses, losses from fair value of derivative financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Our effective tax rate is mostly impacted by income tax benefits related to research and technological innovation expenses and non-deductible expenses.

VTEX Brazil benefits from tax incentives pursuant to the Lei do Bem aimed at companies that conduct research and development activities. This benefit allows an additional deduction of research and development expenditures ranging between 60% and 80% of the amounts originally spent, thereby reducing the income and social contribution tax base of VTEX Brazil. See “Risk Factors—Loss of, or adverse modifications to, certain tax benefits that we enjoy in Brazil and Argentina could have a negative impact on our operating results and profitability.”

Historical Results of Operations

Comparison of Results of Operations for the Three Months Ended March 31, 2021 and 2020

The following table sets forth our consolidated statements of profit or loss for the three months ended March 31, 2021 and 2020. The period-to-period comparison of financial results is not necessarily indicative of future results.

	For the Three Months ended March 31,
	2021	2020	Variation
	(in millions of US$)%
Subscription revenue	24.7	15.4	59.7%
Services revenue	1.3	1.2	5.5%

Total revenue	25.9	16.6	55.8%

Subscription cost(1)	(8.7)	(5.1)	72.2%
Services cost(1)	(2.1)	(1.7)	25.6%

Total cost	(10.8)	(6.7)	60.6%

Gross Profit	15.1	9.9	52.5%

Operating Expenses
General and administrative(1)	(7.2)	(3.1)	132.7%
Sales and marketing(1)	(11.0)	(5.7)	92.0%
Research and development(1)	(8.4)	(4.1)	107.4%
Other income (losses)	(0.4)	(0.0)	n.m.

Income (loss) from operations	(12.0)	(3.1)	293.9%

Financial result	(1.4)	(2.8)	51.6%
Equity results	0.1	(0.0)	n.m.

Profit (loss) before income taxes	(13.3)	(5.9)	126.7%

Income tax	0.8	0.7	24.7%

Net loss for the period	(12.5)	(5.2)	139.7%

(1)	Includes stock-based compensation expense as follows:

	For the Three Months ended March 31,
	2021	2020
	(in millions of US$)
Subscription cost	(0.1)	(0.0)
Services cost	(0.0)	(0.0)
General and administrative	(1.2)	(0.0)
Sales and marketing	(0.7)	(0.1)
Research and development	(1.1)	(0.1)

Total stock-based compensation	(3.2)	(0.3)

Total revenue

The components of our total revenue during the three months ended March 31, 2021 and 2020 were as follows:

	For the Three Months ended March 31,
	2021	2020	Variation
	(in millions of US$)%
Subscription revenue	24.7	15.4	59.7%
Services revenue	1.3	1.2	5.5%

Total revenue	25.9	16.6	55.8%

Total revenue for the three months ended March 31, 2021 was US$25.9 million, an increase of US$9.3 million, or 55.8% (on a non-FX neutral basis) or 77.0% (on an FX neutral basis), from US$16.6 million in the same period of 2020. The increase in total revenue was primarily driven by: (1) an increase in GMV of 113.8% (on a non-FX neutral basis) or 142.3% (on an FX neutral basis) to US$2.0 billion for the three months ended March 31, 2021, from US$1.0 billion in the same period of 2020, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase in the number of active online stores using our platform during 2020 which we believe is mainly attributable to the impacts of the COVID-19 pandemic accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Brazil. The increase was partially offset by exchange rate effects resulting from the appreciation of the U.S. Dollar against the currencies of the principal countries in which we operate, mostly in Brazil. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth of GMV and revenue going forward. See “—Impacts of the COVID-19 Pandemic.”

Total cost

The components of our total cost during the three months ended March 31, 2021 and 2020 were as follows:

	For the Three Months ended March 31,
	2021	2020	Variation
	(in millions of US$)%
Subscription cost	(8.7)	(5.1)	72.2%
Services cost	(2.1)	(1.7)	25.6%

Total costs	(10.8)	(6.7)	60.6%

Total cost for the three months ended March 31, 2021 increased by US$4.1 million, or 60.6%, to US$10.8 million for the three months ended March 31, 2021 from US$6.7 million in the same period of 2020, principally due to an increase in IT and hosting expenses, which increased by US$3.4 million, or 112.0%, to US$6.5 million for the three months ended March 31, 2021 from US$3.1 million in the same period of 2020, given the increased number of online stores and GMV processed on our platform, which was partially offset by exchange rate effects resulting from the appreciation of the U.S. Dollar against the currencies of the principal countries in which we operate, mainly in Brazil.

Gross profit

As a result of the above, our gross profit increased by US$5.2 million, or 52.5% to US$15.1 million for the three months ended March 31, 2021 from US$9.9 million in the same period of 2020. As a percentage of our total revenue, our gross profit decreased to 58.3% in 2021 from 59.5% in 2020, mainly due to the increase in hosting costs, impacting the subscription gross profit.

Operating expenses

General and administrative

General and administrative expenses during the three months ended March 31, 2021 and 2020 were as follows:

	For the Three Months ended March 31,
	2021	2020	Variation
	(in millions of US$, except as otherwise provided)%
General and administrative	(7.2)	(3.1)	132.7%
Percentage of total revenue	27.9%	18.6%	—

Our general and administrative expenses increased by US$4.1 million, or 132.7%, to US$7.2 million for the three months ended March 31, 2021 from US$3.1 million in the same period of 2020, primarily due to the increase in expenses related to compensation as our general and administrative workforce increased to 236 employees on March 31, 2021 from 124 employees on March 31, 2020 to support our growth globally.

Sales and marketing

Sales and marketing expenses during the three months ended March 31, 2021 and 2020 were as follows:

	For the Three Months ended March 31,
	2021	2020	Variation
	(in millions of US$, except as otherwise provided)%
Sales and marketing	(11.0)	(5.7)	92.0%
Percentage of total revenue	42.6%	34.5%	—

Our sales and marketing expenses increased by US$5.3 million, or 92.0%, to US$11.0 million for the three months ended March 31, 2021 from US$5.7 million for the three months ended March 31, 2020, primarily due to the increase in expenses related to compensation as our sales and marketing workforce increased to 328 employees on March 31, 2021 from 215 employees on March 31, 2020 to support our growth.

Research and development

Research and development expenses during the three months ended March 31, 2021 and 2020 were as follows:

	For the Three Months ended March 31,
	2021	2020	Variation
	(in millions of US$, except as otherwise provided)%
Research and development	(8.4)	(4.1)	107.4%
Percentage of total revenue	32.5%	24.4%	—

Our research and development expenses increased by US$4.3 million, or 107.4%, to US$8.4 million for the three months ended March 31, 2021 from US$4.1 million for the three months ended March 31, 2020, primarily due to the increase in expenses related to compensation as our research and development workforce increased to 448 employees on March 31, 2021 from 271 on March 31, 2020 to support our growth, and the increase in certain other employee-related expenses.

Financial result

The components of our financial result during the three months ended March 31, 2021 and 2020 were as follows:

	For the Three Months ended March 31,
	2021	2020	Variation
	(in millions of US$)%
Finance income	0.5	0.4	35.5%
Finance expense	(1.9)	(3.2)	(40.9)%

Finance result	(1.4)	(2.8)	51.6%

Our finance result increased by US$1.4 million, or 51.6%, to an expense of US$1.4 million for the three months ended March 31, 2021 from an expense of US$2.8 million for the three months ended March 31, 2020, as a result of the following:

Finance income

Finance income increase by US$0.1 million, or 35.5%, to US$0.5 million for the three months ended March 31, 2021 from US$0.4 million for the three months ended March 31, 2020.

Finance expense

Our finance expense decreased by US$1.3 million, or 40.9%, to US$1.9 million for the three months ended March 31, 2021 from US$3.2 million for the three months ended March 31, 2020, primarily due to a decrease in marketable securities losses to US$ 0.1 million for the three months ended March 31, 2021 from US$ 1.2 million for the three months ended March 31, 2020.

Income tax benefit

Our income tax benefit increased by US$0.1 million, or 24.7%, to US$0.8 million for the three months ended March 31, 2021 from US$0.7 million for the three months ended March 31, 2020, primarily attributable to the increase in loss before income tax.

Net loss for the period

As a result of the above, our net loss amounted to US$12.5 million for the three months ended March 31, 2021, compared to US$5.2 million for the three months ended March 31, 2020.

Comparison of Results of Operations for the Years Ended December 31, 2020 and 2019

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2020 and 2019. The period-to-period comparison of financial results is not necessarily indicative of future results.

	For the year ended December 31,
	2020	2019	Variation
	(in millions of US$)%
Subscription revenue	93.4	58.3	60.2%
Services revenue	5.3	3.0	74.8%

Total revenue	98.7	61.3	60.9%

Subscription cost(1)	(27.8)	(15.8)	75.5%
Services cost(1)	(7.0)	(4.4)	60.1%

Total cost	(34.9)	(20.2)	72.1%

Gross Profit	63.8	41.1	55.4%

Operating Expenses
General and administrative(1)	(14.0)	(10.7)	30.6%
Sales and marketing(1)	(23.8)	(20.2)	18.2%
Research and development	(19.0)	(12.7)	50.1%
Other income (losses)(1)	(0.5)	0.7	(169.5)%
Income (loss) from operations	6.5	(1.8)	(460.4)%

Financial result	(3.1)	(1.9)	65.5%
Equity results	0.1	—	—

Profit (loss) before income taxes	3.5	(3.7)	(193.8)%

Income tax	(4.3)	(0.9)	385.6%

Net income (loss) for the year	(0.8)	(4.6)	(82.0)%

(1)	Includes stock-based compensation expense as follows:

	For the year ended December 31,
	2020	2019
	(in millions of US$)
Subscription cost	(0.1)	0.0
Services cost	(0.1)	(0.1)
General and administrative	(1.0)	(0.2)
Sales and marketing	(1.0)	(0.2)
Research and development	(1.1)	(0.3)

Total stock-based compensation	(3.3)	(0.7)

Total revenue

The components of our total revenue during the years ended December 31, 2020 and 2019 were as follows:

	For the year ended December 31,
	2020	2019	Variation
	(in millions of US$)%
Subscription revenue	93.4	58.3	60.2%
Services revenue	5.3	3.0	74.8%

Total revenue	98.7	61.3	60.9%

Total revenue for the year ended December 31, 2020 was US$98.7 million, an increase of US$37.3 million, or 60.9% (on a non-FX neutral basis) or 95.3% (on an FX neutral basis), from US$61.3 million in 2019. The increase in total revenue was primarily driven by: (1) an increase in GMV of 95.0% (on a non-FX neutral basis) or 134.9% (on an FX neutral basis) to US$7.5 billion in 2020, from US$3.8 billion in 2019, which also resulted in higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase of 31.7% in the number of active online stores using our platform during the year which we believe is mainly attributable to the impacts of the COVID-19 pandemic accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Brazil. The increase was partially offset by exchange rate effects resulting from the appreciation of the U.S. Dollar against the currencies of the principal countries in which we operate, mostly in Brazil. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth of GMV and revenue going forward. See “—Impacts of the COVID-19 Pandemic.”

Total cost

The components of our total cost during the years ended December 31, 2020 and 2019 were as follows:

	For the year ended December 31,
	2020	2019	Variation
	(in millions of US$)%
Subscription cost	(27.8)	(15.8)	75.5%
Services cost	(7.0)	(4.4)	60.1%

Total costs	(34.9)	(20.2)	72.1%

Total cost for the year ended December 31, 2020 increased by US$14.7 million, or 72.1%, to US$34.9 million in 2020 from US$20.2 million in 2019, principally due to an increase in IT and hosting expenses, which increased by US$14.2 million, or 133.3%, to US$24.8 million in 2020 from US$10.6 million in 2019 given the increased number of online stores and GMV processed on our platform, which was partially offset by exchange rate effects resulting from the appreciation of the U.S. Dollar against the currencies of the principal countries in which we operate, mainly in Brazil.

Gross profit

As a result of the above, our gross profit increased by US$22.7 million, or 55.4% to US$63.8 million in 2020 from US$41.1 million in 2019. As a percentage of our total revenue, our gross profit decreased to 64.7% in 2020 from 67.0% in 2019, mainly due to the increase in hosting costs, impacting the subscription gross profit.

Operating expenses

General and administrative

General and administrative expenses during the years ended December 31, 2020 and 2019 were as follows:

	For the year ended December 31,
	2020	2019	Variation
	(in millions of US$, except as otherwise provided)%
General and administrative	(14.0)	(10.7)	30.6%
Percentage of total revenue	14.1%	17.4%	—

Our general and administrative expenses increased by US$3.3 million, or 30.6%, to US$14.0 million in 2020 from US$10.7 million in 2019, primarily due to the increase in personnel expenses as our general and administrative workforce increased to 193 employees in 2020 from 96 in 2019 to support our growth globally. In 2020 we created our legal, tax, product operations, M&A, and workforce expansion department as well as increased our operating expenses relating to our finance and accounting team.

Sales and marketing

Sales and marketing expenses during the years ended December 31, 2020 and 2019 were as follows:

	For the year ended December 31,
	2020	2019	Variation
	(in millions of US$, except as otherwise provided)%
Sales and marketing	(23.8)	(20.2)	18.2%
Percentage of total revenue	24.2%	32.9%	—

Our sales and marketing expenses increased by US$3.7 million, or 18.2%, to US$23.8 million in 2020 from US$20.2 million in 2019, primarily due to personnel expenses as our sales and marketing workforce increased to 262 employees in 2020 from 153 in 2019 to support our growth. We invested mainly in new regions in the Latin America region, such as Colombia and Mexico, as well as other geographies, including Europe and the United States.

Research and development

Research and development expenses during the years ended December 31, 2020 and 2019 were as follows:

	For the year ended December 31,
	2020	2019	Variation
	(in millions of US$, except as otherwise provided)%
Research and development	(19.0)	(12.7)	50.1%
Percentage of total revenue	19.3%	20.7%	—

Our research and development expenses increased by US$6.4 million, or 50.1%, to US$19.0 million in 2020 from US$12.7 million in 2019, primarily due to the increase in personnel expenses as our research and development workforce increased to 374 employees in 2020 from 251 in 2019 to support our growth, and the increase in certain other employee-related expenses.

Financial result

The components of our financial result during the years ended December 31, 2020 and 2019 were as follows:

	For the year ended December 31,
	2020	2019	Variation
	(in millions of US$)%
Finance income	3.9	1.3	202.2%
Finance expense	(7.0)	(3.2)	120.9%

Finance result	(3.1)	(1.9)	65.5%

Our finance result increased by US$1.2 million, or 65.5%, to US$3.1 million in 2020 from US$1.9 million in 2019, as a result of the following:

Finance income

Finance income increased by US$2.6 million, or 202.2%, to US$3.9 million in 2020 from US$1.3 million in 2019, primarily due to (1) an increase in interest earned on bank deposits given the increase in our cash and cash equivalents and marketable securities to US$75.5 million in 2020 from US$44.3 million in 2019; and (2) foreign exchange gains relating to U.S. dollar deposits of our Brazilian subsidiary resulting from the appreciation of the U.S. Dollar against the Brazilian real.

Finance expense

Our finance expense increased by US$3.9 million, or 120.9%, to US$7.0 million in 2020 from US$3.2 million in 2019, primarily due to interest payments on loans contracted in June 2019, whose interest expenses were recorded for approximately six months in 2019 and for the full year 2020.

Income tax

Our income tax expense increased by US$3.4 million, or            385.6%, to US$4.3 million in 2020 from US$0.9 million in 2019, primarily attributable to a higher profit before income tax which was partially offset by a higher technological innovation tax incentive as a result of the application of the Lei do Bem, which reduced our annual corporate income tax expenses in Brazil as compared to 2019.

Net loss for the year

As a result of the above, our net loss amounted to US$0.8 million in 2020, compared to US$4.6 million in 2019.

Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our unaudited interim condensed consolidated financial statements and our consolidated financial statements included elsewhere in this prospectus.

Liquidity

Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments, which have an immaterial risk of change in value. As of March 31, 2021 and December 30, 2020, our cash and cash equivalents amounted to US$40.3 million and US$58.6 million, respectively.

We regularly evaluate opportunities to enhance our financial flexibility through a variety of methods, including, without limitation, through loans and financing. As a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us, and we may be required to pledge collateral to secure such instruments. See “—Indebtedness” for additional information.

We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents and the liquidity provided from other sources of funds (including the proceeds from this offering) will be sufficient to meet our anticipated cash needs for at least the next 12 months, considering organic growth. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this prospectus captioned “Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	For the Three Months ended March 31,		For the Year Ended December 31,
	2021	2020	2020	2019
	(in millions of US$)
Net cash provided (used) by operating activities	(7.4)	(9.3)	11.2	2.1
Net cash provided (used) by investment activities	0.3	(1.0)	(6.1)	(19.2)
Net cash provided (used) by financing activities	(9.7)	(0.4)	25.0	43.5
Increase (decrease) in cash and cash equivalents	(16.9)	(10.8)	30.0	26.4

Net cash provided (used) by operating activities

For the three months ended March 31, 2021, net cash used by operating activities decreased by US$1.9 million to US$7.4 million from US$9.3 million for the three months ended March 31, 2020, primarily as a result of:

•

working capital adjustments which consisted mainly of: (1) a decrease of accounts payable and accrual expenses in the amount of US$1.0 million for the three months ended March 31, 2021, compared to a decrease of US$3.2 million for the three months ended March 31, 2020; (2) an increase in deferred revenue of US$2.8 million for the three months ended March 31, 2021, compared to an increase of US$1.3 million for the three months ended March 31, 2020; and (3) an increase in other liabilities of US$0.5 million for the three months ended March 31, 2021, compared to a decrease of US$1.7 million for the three months ended March 31, 2020, which was partially offset by an increase in trade receivables of US$1.1 million for the three months ended March 31, 2021, compared to a decrease of US$1.2 million for the three months ended March 31, 2020; and

•

(1) an increase in share-based compensation to US$1.6 million for the three months ended March 31, 2021 from US$0.3 million for the three months ended March 31, 2020, and (2) an increase in other costs and foreign exchange, net to an expense of US$1.0 million for the three months ended March 31, 2021 from an income of US$2.1 million for the three months ended March 31, 2020, which was offset by an increase in net loss of the period to US$12.5 million for the three months ended March 31, 2021, from US$5.2 million for the three months ended March 31, 2020, primarily due to an increase of operating expenses of 109.3%, primary due to the expansion of our workforce; and

For the year ended December 31, 2020, net cash provided by operating activities increased by US$9.1 million to US$11.2 million from US$2.1 million in the year ended December 31, 2019, primarily as a result of:

•

decrease in net loss of the year to US$0.8 million for the year ended December 31, 2020, from a net loss of the year of US$4.6 million for the year ended December 31, 2019, primarily due to an increase in GMV of 95.0% (on a non-FX neutral basis) or 134.9% (on an FX neutral basis), combined with adjustments primarily consisting of an increase in stock-based compensation to US$2.8 million for the year ended December 31, 2020 from US$0.7 million for the year ended December 31, 2019; and

•

working capital adjustments primarily due to the above-mentioned increase in GMV, which consisted mainly of: (1) an increase in deferred revenue of US$9.6 million for the year ended December 31, 2020, compared to an increase of US$4.7 million for the year ended December 31, 2019; (2) an increase of accounts payable and accrual expenses in the amount of US$8.0 million for the year ended December 31, 2020, compared to an increase of US$3.9 million for the year ended December 31, 2019; and (3) an increase in taxes payable in the amount of US$5.9 million for the year ended December 31, 2020 compared to an increase of US$1.3 million for the year ended December 31, 2019, which was partially offset by an increase of trade receivable in the amount of US$10.1 million for the year ended December 31, 2020, compared to an increase of US$6.7 million for the year ended December 31, 2019.

Net cash provided (used) by investing activities

For the three months ended March 31, 2021, net cash provided (used) by investing activities increased by US$1.3 million to US$0.3 million of net cash provided by investing activities from US$1.0 million of net cash used by investing activities for the three months ended March 31, 2020, primarily as a result of (1) an increase in the acquisition of subsidiaries net of cash acquired of US$0.01 million for the three months ended March 31, 2021, compared to US$0.7 million for the three months ended March 31, 2020; and (2) a decrease in the redemption of marketable securities of US$0.6 million for the three months ended March 31, 2021, compared to nil for the three months ended March 31, 2020.

For the year ended December 31, 2020, net cash provided (used) by investing activities decreased by US$13.1 million to US$6.1 million from US$19.2 million in the year ended December 31, 2019, primarily as a result of (1) a decrease in the purchase of marketable securities to US$3.8 million for the year ended December 31, 2020, from US$14.4 million for the year ended December 31, 2019; (2) a redemption of marketable securities of US$2.0 million for the year ended December 31, 2020; and (3) and increase of interest received to US$1.0 million for the year ended December 31, 2020, from US$0.1 million for the year ended December 31, 2019, which was partially offset by an increase in the amounts invested in business combinations that resulted in an increase in the acquisition of subsidiaries net of cash acquired to US$3.6 million for the year ended December 31, 2020, from US$3.1 million for the year ended December 31, 2019.

Net cash provided (used) by financing activities

For the three months ended March 31, 2021, net cash used by financing activities increased by US$9.3 million to US$9.7 million from US$0.4 million for the three months ended March 31, 2020, primarily as a result of (1) an increase in payment of loans and financing in the amount of US$9.0 million for the three months ended March 31, 2021 from US$0.7 million for the three months ended March 31, 2020, (2) an increase in the buyback of shares in the amount of US$2.3 million for the three months ended March 31, 2021 from nil for the three months ended March 31, 2020, which was partially offset by an increase in the proceeds from the exercise of the amounts raised from capital increases to US$1.0 million for the three months ended March 31, 2021 from nil for the three months ended March 31, 2020.

Net cash provided by financing activities decreased by US$18.5 million, to US$25.0 million for the year ended December 31, 2020 from US$43.5 million for the year ended December 31, 2019. This decrease is primarily attributable to: (1) an increase in the buyback of shares in the amount of US$129.0 million in the year ended December 31, 2020 from nil for the year ended December 31, 2019, which was partially offset by an increase in the amounts raised from capital increases to US$156.7 million for the year ended December 31, 2020 from US$40.0 million for the year ended December 31, 2019; and (2) the decrease of loans obtained to none for the year ended December 31, 2020 from US$7.6 million for the year ended December 31, 2019

Capital Expenditures

Our capital expenditures, consisting of purchase of property and equipment, for the three months ended March 31, 2021 and 2020 amounted to US$0.5 million and US$0.5 million, respectively, representing 2.1% and 3.3% of our total revenue for the three months ended March 31, 2021, and 2020, respectively. For the years ended December 31, 2020 and 2019, our capital expenditures amounted to US$1.6 million and US$1.8 million, respectively, representing 1.7% and 3.0% of our total revenue for the years ended December 31, 2020 and 2019, respectively.

We estimate that our capital expenditures for 2021 will be approximately US$3.0 million, primarily for the purchase of property and equipment.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our net cash provided by operating activities and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including mainly our growth rate and employee headcount.

Indebtedness

We had total indebtedness (consisting of loans and financings) in the amount of US$4.9 million and US$6.4 million as of March 31, 2021 and December 31, 2020, respectively. The decrease in indebtedness is primarily due to principal repayments to Itaú, BNDES and Totvs which occurred in 2020 and in 2021.

The table below sets forth selected information regarding our material outstanding indebtedness as of March 31, 2021 and December 31, 2020:

	As of March 31,	As of December 31,
	2021	2020
	(in millions of US$)
BNDES	1.4	1.7
Itaú	3.4	4.1
Totvs(1)	—	0.5
PSBank(2)	0.1	—

Total	4.9	6.4

(1)	Prepaid in January 2021.
(2)

Refers to a loan under U.S. Paycheck Protection Program that was granted to WebLinc Corp, or WorkArea, before being acquired by us, to provide a direct incentive for small businesses to keep their workers on the payroll. This loan accrues an interest of 1% per annum.

BNDES Credit Facility

March 13, 2017, we entered into a credit facility with the BNDES, in the amount of R$15.6 million, to finance the development of new ecommerce technologies. The credit facility accrues interest at 8.5% per annum. Principal is repayable in 48 equal monthly instalments, with an additional 25 months grace period. This credit facility is scheduled to mature on March 15, 2023 and is secured by a bank guarantee equivalent to 100% of the total borrowed amount.

Itaú Unibanco S.A. Working Capital Loan

On June 14, 2019, we entered into a working capital loan agreement with Itaú Unibanco S.A. in the amount of €6.9 million. On the same date, a swap was contracted to hedge against foreign exchange rate, converting the financial charges of the loan (1.77% per annum) into an effective annual rate of CDI + 2.65%, designating the financial instrument as fair value hedge. The hedge was also contracted with Itaú Unibanco S.A. payments are on quarterly basis, with the last installment maturing in May 2023.

Under the terms of the working capital loan agreement, we are required to comply with the following financial covenant:

Net debt/EBITDA ratio must be not less than:

•	2020: 1.3x;

•	2021: 1.2x; and

•	2022: 1x.

As of March 31, 2021 and the date of this prospectus, we were in compliance with this covenant.

Commitments and Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2021:

	Payments due by period
	Total	Less than 1 year	Between 1 and 2 years	More than 2 years
	(in US$ millions)
Loans and financing	5.0	1.5	1.9	1.6
Lease liabilities	5.9	1.2	1.7	3.0
Accounts payable - acquisition of subsidiary	9.6	9.6	0.1	—

Total	20.5	12.3	3.7	4.6

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments due by period
	Total	Less than 1 year	Between 1 and 2 years	More than 2 years
	(in US$ millions)
Loans and financing	5.6	2.4	2.3	0.9
Lease liabilities	6.2	1.5	1.5	3.2
Accounts payable — acquisition of subsidiary	4.7	2.8	1.1	0.8

Total	16.5	6.7	4.9	4.9

Off-Balance Sheet Arrangements

As of March 31, 2021, we did not have any off-balance sheet arrangements.

Critical Estimates and Accounting Judgments and Significant Accounting Policies

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical estimates and accounting judgments are described in note 6 to our consolidated financial statements.

In addition, our significant accounting policies are described in note 2 to our consolidated financial statements, including the following:

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer. We recognize revenue from two sources: (1) revenue from subscription and (2) revenue from services.

(1)

Revenue from subscriptions: are originated from a cloud-based multichannel SaaS platform focused on Ecommerce. There is a single performance obligation corresponding to maintaining the access to the platform. Revenue is recognized over time and the transaction price consists on the following components:

•	Take rate is a fixed percentage charged on each costumer’s GMV. Revenue is recognized in the period in which the transaction with the end consumer occurs.

•	Voucher revenue is a non-refundable upfront fee paid in exchange for reducing of take rate mentioned above during a predetermined period. Revenue is recognized ratably over the contractual period.

•	Fixed fee is a fixed amount billed on a monthly basis. Revenue is recognized ratably over the contract period.

•

Rebates represent our share from partnerships (such as marketplaces and payment providers) that is calculated as a fixed percentage of the end consumer’s gross merchandise value, or as a fixed fee. Revenue is recognized in the period in which the transaction with the end consumer occurs.

(2)

Revenue from services: comprise revenues substantially from consulting and professional services, which primarily consist of digital commerce solutions architecting, education packages and others. Revenues from consulting services are recognized in the accounting period in which the services are rendered based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided because the customer receives and uses the benefits simultaneously and the customer pays the service based on a payment schedule. We do not provide implementation services, which are provided by third party companies to our customers.

Estimates of revenues, costs, or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time.

Software development costs

Internal research and development costs are expensed as incurred. These costs primarily consist of personnel and related expenses, stock-based compensation and corporate overhead allocations, including depreciation. See note 21 to our unaudited interim condensed consolidated financial statements and note 22 to our consolidated financial statements.

Deferred costs

Deferred costs include deferred sales commissions that are incremental costs of obtaining customer contracts. Sales commissions are not paid on subscription renewal. We amortize deferred sales commissions ratably over five years. We determined the period of benefit by taking into consideration our past experience with customers and industry peers.

Stock-based compensation

Prior to the completion of this offering, we have granted stock options and restricted stock units to certain employees, consultants, and members of our board of directors. Stock-based compensation is measured based on the fair value of the awards on the grant date. A stock-based compensation expense is recognized over the period the recipient is required to perform services in exchange for the award, generally the vesting period.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date. We use certain methodologies to estimate fair value, which include third-party appraisals or private placements and equity transactions with third parties close to the applicable grant date and other valuation techniques, including option pricing models such as Black-Scholes and Binomial.

For a more detailed description of our stock-based compensation plan, see note 26 to our unaudited interim condensed consolidated financial statements and note 27 to our consolidated financial statements.

Impairment

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, impairment losses recognized for goodwill cannot be reversed in a subsequent period.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our main exposure to interest rate risk is related to loans and financing payable subject to variable interest rate, principally the CDI rate. Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

The following table summarizes our financial instruments exposed to an interest rate risk as of March 31, 2021:

Transaction	Interest rate risk	Book Value
		(in millions of US$)
Loans and financing	SELIC, CDI and TJLP	(4.9)
Accounts payable on acquisition of subsidiaries	CDI	(2.7)

As of March 31, 2021, we are not materially exposed to the risk of changes in market interest rates mostly due to the purpose of our investments.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ materially from expectations and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities. For further information see note 28.2.(c)(i) of our consolidated financial statements. For further information see note 28.2.(c)(i) to our consolidated financial statements.

Our subsidiaries generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. In the three months ended March 31, 2021 and in the year ended December 31, 2020, 17.9% and 14.0% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of March 31, 2021 and December 31, 2020, our assets were represented by 48.1% and 44.7% in U.S. dollars, 51.9% and 55.3% in other currencies. As of March 31, 2021 and December 31, 2020, our liabilities, excluding our total shareholders’ equity, were represented by 28.9% and 10.2% in U.S. dollars, 71.1% and 89.8% in other currencies. For further information, see note 28.2.c to our consolidated financial statements.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge intercompany loans, and debt for operational purposes. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments. For further information on how such derivatives are recognized and classified, see note 27.1.ii to our unaudited interim condensed consolidated financial statements and 28.1.b to our consolidated financial statements.

Public Company Cost

Upon the closing of our initial public offering, we will become a public company, and our Class A common shares will be publicly traded on the NYSE. As a result, we will need to comply with new laws, regulations and requirements that we did not need to comply with as a private company, including provisions of the Sarbanes-Oxley Act, other applicable SEC regulations and the requirements of the NYSE. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel and independent registered public accountants to assist us in, among other things, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, as a public company, it will be more expensive for us to obtain directors’ and officers’ liability insurance.

Emerging Growth Company Status

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. We are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, and these exemptions will apply until we are no longer an “emerging growth company.” See “Risk Factors—Risks Related to our Business and Industry—In preparing our consolidated financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Material Weakness in Internal Controls and Remediation

We identified a number of material weaknesses in our internal controls over financial reporting as of December 31, 2020. Specifically, the following controls were not fully effective:

•

Lack of an effective control environment and monitoring of controls, as a result of: (1) lack of formal policies and procedures to support the internal control over financial reporting; and (2) failure to design and maintain internal controls over financial reporting in response to risks of material misstatements;

•

Failure to design and maintain controls over the period-end financial reporting as a result of: (1) failure to design and maintain controls related to consolidation and disclosure processes; and (2) failure to design and maintain controls related to review and approval journal entries;

•	Failure to design and maintain controls related to restrict access management procedures, regarding granting, revoking and reviewing access and segregation of duties; and

•	Failure to identify and control data flow and EUC, basically interfaces, spreadsheets and key reports related to key controls and relevant LSPM.

These material weaknesses did not result in a material misstatement to our consolidated financial statements. We have adopted a remediation plan with respect to the material weaknesses identified above, which includes hiring several new experienced personnel in our financial reporting and internal controls team, as well as engaging external advisors to assist the Company in addressing the material weaknesses. These measures include also the design, implementation of new processes, policies and procedures, improvements of the internal controls to provide additional levels of review and approval, enhancements of internal documentation, implementation of new software solutions and strengthening the training program for staff related to the requirements of IFRS, the rules and regulations of the SEC and the Sarbanes-Oxley Act, as well as the guidelines of COSO’s Internal Control Integrated Framework. We cannot guarantee that the measures we have taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. See “Risk Factors—In preparing our consolidated financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

BUSINESS

Overview

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 80% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

Global online retail spend has grown rapidly. Over the past decade, ecommerce spend has grown to US$3.0 trillion, and is projected to double to US$6.0 trillion over the next five years, according to Insider Intelligence. Latin America, in particular, was the fastest-growing region in the world in 2020, and yet ecommerce still represents a small fraction of the total retail market in the region. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission-critical commerce operations.

We enable our customers to implement multiple go-to-market strategies. Our platform natively combines commerce, order management and marketplace functionality, allowing enterprises to sell a wider assortment of products across more channels than ever before. By integrating with suppliers, distributors, third-party vendors, franchisees, warehouses, and brick-and-mortar stores, enterprises can rapidly implement new business models and digital experiences, including direct-to-consumer, marketplace, ship from store, endless aisle and drop-ship. We call this set of deep integrations “Collaborative Commerce.”

Our Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. Our ecosystem includes more than 1,000 integrated solutions, 200 systems integrators, 100 marketplaces, 80 payments solutions, and 50 logistics companies. Our partners’ solutions are embedded within our platform, allowing our customers to seamlessly execute their commerce vision and strategy. The more customers adopt our platform and partners join our network, the more efficiently we can help facilitate the future of commerce.

Our technology is flexible and extensible. Our open, API-first, multi-tenant commerce platform allows enterprises to adopt new commerce capabilities with minimal risk. Combined with our low-code development platform, VTEX IO, we enable our customers to build proprietary technology, seamlessly integrated with extensive out-of-the-box functionality. In essence, our “Composable Commerce” approach allows enterprises to leverage the knowledge of highly specialized talents from the VTEX ecosystem while focusing their own talent on what makes them unique. Composable Commerce enables our customers to rapidly deploy our solutions and quickly iterate and customize the entire commerce experience at scale.

We serve a diversified mix of global enterprise brands and retailers executing on innovative opportunities. We enable manufacturers and CPG companies to execute their direct-to-consumer strategy on a global scale. We help fashion, grocery and other retailers to expand their reach through omnichannel, marketplace and drop-ship models. Our platform offers a variety of capabilities, including web, mobile and in-store sales, distributed order management, channel management, seller management, content and catalog management and fulfillment channel integrations. We help our customers rapidly execute their bespoke commerce strategies, and provide unprecedented time to revenue. VTEX was named a leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, and Gartner named us as a Visionary in its 2020 report, Magic Quadrant for Digital Commerce, Worldwide.

We have succeeded in attracting, developing and accelerating the careers of top talent from Latin America and across the globe. Throughout our history, we have carefully developed a high-performance culture that creates the conditions for individual growth and values the diversity of perspectives that challenges the status quo. Beyond attracting, we cultivate new talent through key partnership programs with top universities and world-class educational initiatives on digital commerce. We are proud to positively impact our society through education, nurturing a new generation of global digital citizens.

We guide our customers to success. Enterprises choose us as a strategic partner to accelerate their digital commerce transformation and deliver on revenue-generating initiatives. We deliver our platform through a subscription revenue model that includes both fixed and GMV-based variable components. This revenue model strategically aligns us with our customers: we grow by enabling them to grow. In the three months ended March 31, 2021 and in the year ended December 31, 2020, our customers generated US$2.0 billion and US$7.5 billion of GMV within our platform, respectively, up from US$1.0 billion and US$3.8 billion during the prior periods, representing, respectively a growth rate of 113.8% and 95.0%, or 142.3% and 134.9% on an FX neutral basis.

Our business has experienced significant growth. In the three months ended March 31, 2021, our revenue increased to US$25.9 million from US$16.6 million in the three months ended March 31, 2020 representing an increase of 55.8% and 77.0% on an FX neutral basis. In the same periods, we generated net losses of US$12.5 million and US$5.2 million, net cash used by operating activities of US$7.4 million and US$9.3 million and a negative Free Cash Flow of US$8.0 million and US$9.9 million, respectively. In the year ended December 31, 2020, our revenue increased to US$98.7 million from US$61.3 million in the year ended December 31, 2019, representing an increase of 60.9% and 95.3% on an FX neutral basis. In the same periods, we generated net losses of US$0.8 million and US$4.6 million, net cash provided by operating activities of US$11.2 million and US$2.1 million and Free Cash Flow of US$9.5 million and US$0.2 million, respectively.

Industry Overview and Trends

Ecommerce has evolved to meet the needs of the modern day customer. Early solutions had limited functionality to receive orders and fulfill deliveries. Today’s scalable platforms enable bespoke frameworks for customization and are often supported by a deep ecosystem of third-party functionality. Additionally, brands are seeing the importance of a direct-to-consumer channel that helps them control the consumer relationship and brand messaging. The impact of the COVID-19 pandemic accelerated the adoption of ecommerce, shifting significant shopping behavior from offline to online. Consumers now expect brands to make the shopping experience as convenient and seamless as possible across product discovery, purchasing and fulfillment. As such, retailers require enablement platforms with the scalability and flexibility to serve their consumer.

Rapidly changing consumer preferences driving need for retailers to innovate

How consumers discover, learn about and ultimately purchase products is evolving due to digital transformation and advances in technology. A consumer may discover a product on social media, read reviews and blogs using a tablet, visit a nearby brick-and-mortar store to see the product in person, compare prices using a mobile phone and end up purchasing the product from yet a different merchant or through an online marketplace. The internet has enabled consumers to interact with merchants around the globe to find and purchase products that fit their specific needs and tastes. According to Insider Intelligence, in 2020, 18.0% of all retail spend was made through a digital channel in 2020, representing a penetration growth rate of 32.0% as compared to 2019.

Enterprises must address the breadth of consumer interaction points and potential sales channels, ensuring a satisfying consumer experience from discovery through delivery. The consumer expects a seamless experience, convenient and simple, yet not simplistic. Without an effective digital presence, retailers are often overlooked by consumers, lag behind competitors and have difficulty generating growth. Retailers of all sizes are required to invest in digital transformation to build out and test new business models and strategies. Robust omnichannel solutions are now standard for an effective digital transformation strategy. However, significant ongoing innovation across marketing, inventory, payments and delivery are required to ensure enterprises are empowered to meaningfully connect with consumers and deliver seamless brand experiences across the entire shopping lifecycle.

Convenience-driven economy requires deep changes to complex, legacy supply chain networks

Consumers seek frictionless online experiences and the convenience and speed provided by on-demand delivery. Growing expectations for shorter on-demand delivery times require significant planning, coordination and execution to ensure supply chain networks are aligned to meet distribution and fulfillment. According to Capgemini, 61.0% of consumers claim same-day delivery will increase their loyalty and 55% of consumers will switch to a competing retailer or brand if it offers a faster delivery service. The intensity of global online and brick-and-mortar competition in retail drives businesses to meet the consumer where they are: at home or at work, and on-demand.

The technical requirements for fulfillment are complex and involve the synchronization of back-end systems, including those related to customer information, inventory, orders, products, payments and other data that originate in different sales channels. Brands and retailers have historically operated in silos based mostly on direct buy and sell transactions, and did not have the tools to collaborate in real-time around complex value chains. Additionally, many brands and retailers have supply chains with existing networks of in-store and warehouse distribution facilities, adding another level of complexity to optimize operational efficiency. As brands and retailers navigate these deep challenges, digital collaboration has emerged as a potential path for brands, retailers, suppliers and third-party providers to stay in constant contact with consumers to ensure frictionless distribution and fulfillment.

The need to deliver an authentic brand experience requires platforms that enable retailers to customize, build and scale businesses

Increasingly, consumers seek personalized experiences with brands, not just a point of sale for purchase. This has created a need for retailers to focus on design, simplicity and experience. Ecommerce has driven the proliferation of more personalized, direct-to-consumer brands. Vertically-integrated digitally native brands, or DNBs, sell products directly to consumers online, frequently bypassing third-party distribution and retailers, and often obviating the need for their own brick-and-mortar stores. In 2020, DNBs comprised 38 of the Digital Commerce 360 Top 500 stores and grew year-over-year sales in 2019 at 33.0% compared to growth of 16.0% for the overall top 500, according to Digital Commerce 360.

The growth in DNBs has corresponded with demand for turnkey ecommerce platforms that support both rapid product launch and scaling. Brands now have greater control over the narrative and image they convey to their customers. The proliferation of DNBs is driving the need for existing manufacturing brands to innovate in order to effectively compete. Strong manufacturing brands are generally ill-equipped to go direct-to-consumer. However, through collaboration and effective partnerships across areas including payments, shipping, marketplace and POS, these retailers can remain competitive in delivering authentic brand experiences.

Legacy software solutions are inadequate to serve the needs of 21st century brands and retailers

Legacy approaches to ecommerce software, consisting of open sourced licensed, owned, and/or managed technology behind their ecommerce sites, are still prevalent in enterprises. We believe that while the market for digital commerce software solutions may be large and growing, the legacy solutions for enterprises do not effectively address the needs of digitizing brands, manufacturers and retailers in a fast-paced, evolving and competitive environment. Legacy solutions are largely characterized as:

•

On-premise. Legacy on-premise solutions lack the flexibility and adaptability of SaaS solutions. These solutions are challenging, time intensive and expensive to update. Businesses of all sizes often lack the time and resources required to upgrade, patch, and modernize their legacy software to address consumer and technology trends.

•

Lengthy deployment cycle. Traditional enterprise solutions typically have long and costly deployment cycles. In addition, legacy solutions tend to become overly complex and are not nimble enough to adapt to evolving market trends, new software requirements and emerging technologies.

•

Static. Enterprises test strategies and evolve rapidly as they transform digitally and discover new ways to engage and convert customers. Even the most basic ecommerce sites require a wide range of integrated third-party applications, including payments, anti-fraud, and shipping. More sophisticated enterprises will often incorporate dozens of integrated third-party applications. Legacy solutions lack the flexibility to adapt to these requirements.

•

Disparate point solutions. Brands and retailers need integrated, seamless solutions that leverage data across multiple sources to optimize operational efficiencies. Legacy vendors typically provide point solutions that often fail to provide multi-channel sales capabilities. As enterprises scale and require greater functionality, they are forced to stitch together multiple products, creating a complex patchwork of disparate technologies, which can often be cumbersome, time-consuming and result in disjointed consumer experiences.

•

Security vulnerabilities: Security threats have become more sophisticated and continue to evolve such that enterprises continually face new and emerging security threats. Legacy solutions were not designed to handle these evolving threats. The approaches used by hackers are ever more clever and intelligent. Legacy software solutions are more vulnerable as their security protocols were not designed to handle the security threats of today. As a result, upgrading the protections in legacy software is challenging.

Our Market Opportunity

Market opportunity in Latin America

Latin America is one of the largest and most diverse regions in the world. It is also among the largest growing economies in the world, with estimated GDP growth rate of 3.0% to US$4.0 trillion by 2025, according to IHS Markit, driven by technological advances and an emerging middle class. Comprised of over 40 countries with a total population of over 600 million, the region encompasses multiple languages, currencies and regulatory regimes. The size and complexity of the region present us with a significant opportunity as the geographic incumbent leader and a competitive advantage relative to solution providers that are less familiar with the intricacies of the region.

Latin America ecommerce is growing rapidly, yet still represents a small fraction of the total retail market. According to Insider Intelligence, ecommerce in Latin America grew to US$85.0 billion in 2020, a growth rate of 37% over 2019, making it the fastest-growing region among all major world regions. At the same time, it represents only approximately 6.2% of all total retail sales in the region, a lag of six years compared to current global ecommerce penetration of 18.0%, presenting an enormous opportunity and runway for growth as more sales shift online. This shift in online sales reflects expected growth in digital audiences from an expanding middle class and ongoing innovations in ecommerce payments systems and logistics in the region. Insider

Intelligence estimates the Latin America ecommerce market will grow to more than US$130.0 billion by 2024 at a compounded annual growth rate of 11.0%.

Market opportunity globally

The global ecommerce market has experienced rapid growth, driven by an acceleration of online penetration over the past 15 years. The impact of the COVID-19 pandemic further accelerated the adoption of ecommerce, which drove broader business growth while brick-and-mortar stores were closed and consumers increased their ecommerce spending due to extensive stay at home orders.

Global GMV was estimated to be approximately US$4.0 trillion in 2020, and is expected to grow to approximately US$6.0 trillion by 2024, representing a compounded annual growth rate of 11.0%, according to Insider Intelligence. In the three months ended March 31, 2021 and in the year ended December 31, 2020, our platform processed US$2.0 billion and US$7.5 billion in GMV, respectively, the latter representing less than 0.5% of global GMV. As we continue to expand our platform offerings as well as our global reach, we expect to capture more of this GMV. We believe that our market will expand as consumers continue to shift purchases to online channels and brands and retailers adapt to evolving consumer preferences.

Our Solution

VTEX provides a SaaS digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Our platform fully integrates commerce, marketplace and OMS solutions that enable our customers to manage product catalogs, optimize inventory, process orders and payments, and build even stronger brands that connect with their customers. We provide our customers with an innovative platform that:

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Drives comprehensive digital transformation. We provide a robust omnichannel commerce platform that can optimize existing in-store and distribution networks, integrate and manage multiple sales channels and seamlessly connect multiple fulfillment points. Through our platform, we help our customers build out and test new business models and strategies and incorporate physical and online points of sale in personalized ways. We deliver our solution through a Composable Commerce architecture that comprises a low-code development platform with a customizable and flexible back-end, decoupled storefront and pre-built integrations. Our fully extensible, API-first business capabilities enable customers to rapidly deploy commerce solutions and provide flexibility to build and customize the entire commerce experience at scale.

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Collaborates with suppliers and partners. We provide a commerce platform that embraces digital collaboration to fuel growth, power innovation and build relationships online. Our solutions enable our customers to digitally collaborate with suppliers and partners, to expand product assortment, test new products, explore new markets and attract new customers by coordinating with third-party suppliers and drop-ship partners for inventory and fulfillment.

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Strengthens the relationship between brands and their consumers. Our platform enables brands to offer compelling and consistent digital experiences across multiple channels and deliver their full brand experience directly to consumers. Our platform also offers the opportunity for manufacturers to build their own direct to consumer commerce capabilities to leverage the trust inspired by their products and reduce reliance on retailers for sales.

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Provides a centralized technology hub. We provide a single point of control platform that integrates data across operations and through our distributed OMS solution, we provide a 360-degree view of inventory and orders. Our platform enables our customers to manage their ecommerce operations with a seamless, easy-to-use interface to provide a holistic view of our customers’ business operations across CMS, pricing and promotions management and distributed OMS. Data generated by a direct digital commerce channel can be leveraged to increase sales, add new customers and maintain tighter control of a customer’s brand portfolio.

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Provides security, scalability, reliability. Our pricing model, cloud infrastructure and built-in developer tooling helps ensure the VTEX platform is prepared to support our customers’ growth. The power of the VTEX platform comes from an auto-scaling, elastic cloud infrastructure that helps brands and retailers respond to market changes and customer demands in real-time. The platform is designed to be highly isolated and secure. We use firewalls, denial of service mitigation appliances, encryption, intrusion detection systems, two-factor authentication and other technology in an effort to keep our platform and customers’ data secure.

Our Competitive Strengths

We built our modern platform from the ground up to address the growing needs of enterprises, with the aim of creating simple, yet not simplistic, solutions. We guide our customers to success. Enterprises choose us as a strategic partner to accelerate their digital commerce transformation and deliver on revenue-generating initiatives. Our core strengths are:

•	Market leadership in Latin America. We are the largest provider of digital commerce technology in Latin America. Our market leadership is driven by the strength and functionality of our platform and our expertise in delivering solutions that accommodate differences across regions, tax jurisdictions, and specific local consumer preferences. Our scale and ten-year operating history of the VTEX platform enable us to build and grow a deep and distinctive ecosystem that would be difficult to replicate in the region. We are leveraging our regional expertise to enable our customers to reach global markets.

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Highly embedded, deep relationships with enterprises. We have a large, blue-chip customer base across a broad range of end markets, with over 2,000 customers across 32 countries. Approximately 84.1% of our ARR is derived from enterprise customers with active online stores, each generating more than US$25,000 in ARR and with an average ARR per active online store of US$127,428 as of December 31, 2020. Additionally, 85.6% of our enterprise revenues came from customers who have been on the VTEX platform for over one year, for the year ended December 31, 2020.

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Strong alignment with our customers’ success. We deliver our platform through a subscription revenue model that includes both fixed and GMV-based variable components. This revenue model strategically aligns us with our customers: we grow as they grow. This model drives us to focus on what is most important to our customers and will help them maximize their revenue.

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Collaborative Commerce provides deep network effects from a powerful ecosystem of partners. We help unlock new revenue streams for our customers through collaborative opportunities with their suppliers and partners, as well as a rich ecosystem of hundreds of integrated solutions, SIs, and payments solutions. Our ecosystem is difficult to replicate and includes more than 1,000 integrated solutions, 200 system integrators, 100 marketplaces, 80 payments solutions, and 50 logistics companies. Our partners’ solutions are embedded within our platform, allowing our customers to seamlessly execute their commerce vision and strategy, and build valuable networks and effective marketplaces. It also lowers our customer acquisition costs through organic lead generation.

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Composable Commerce enables rapid adaptability in a digital world and faster time to market. We provide our customers with a platform that is flexible, fast and easy to scale. We have a low-code development platform with fully extensible API-first business capabilities that provides flexibility to build differentiated experiences and enables our customers to rapidly deploy our solutions as well as to quickly iterate and customize the entire commerce experience at scale. Our customers operate on a single, global, continuously deployed, multi-tenant architecture that ensures that they are always using the latest technology.

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High performance culture based on commitment to innovation and execution. A strong passion for success motivates our team, and we embrace cooperation and collaboration to achieve our business goals. Our high-performance culture is driven by a commitment to listening, learning, and diversity of perspectives that challenges the status quo.

Growth Strategy

We have strong market leadership in Latin America, and expect to continue scaling with enterprise customers in high-growth markets across the broader Latin America region and across the world. Building on our distinctive heritage, we expect to continue our growth on multiple dimensions. Our growth strategy is driven by our mission to accelerate commerce transformation. Key elements of our strategy include:

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Grow our customer base. We believe that we have a significant opportunity to increase the size of our current customer base. We intend to continue to strategically invest in sales and marketing programs that enhance our customer reach as well as increase the awareness of our brand. We believe it is important to establish strong relationships with new customers.

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Grow GMV within existing customer base. Our goals are closely aligned with the goals of our customers. Our subscription revenue model includes both fixed and GMV-based variable components such that the more revenue our customers generate using our platform, the more revenue we generate. We grow with our existing customers in two primary ways: (1) we help our customers grow their GMV from existing online stores; and (2) we enable our customers to expand across regions or across brands by opening additional online stores.

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Continuous innovation and expansion. We have invested and intend to continue to invest in our platform, including broadening our capabilities to meet the future needs of enterprises and their brands. Our ability to incorporate innovations that improve our platform is critical to ensure that the enterprises we support have the necessary capabilities to adapt to the influx of disruptive technologies impacting commerce. We help our customers incorporate cutting edge technologies and capabilities that emerge from our partners and the broader commerce ecosystem and therefore, meet the evolving needs of consumers.

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Geographic expansion: We support the growth of our customers around the world by delivering a world-class platform and by expanding our regional capabilities including sales and marketing, development and operations. Given our strong brand awareness and market position, we have historically focused geographic expansion to other regions within Latin America and believe that most of our growth will continue to come from Latin America. Over time, we believe our platform can compete successfully around the world, and, as such, we plan to continue investing in our operations across the United States and Europe.

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Continue to grow and develop our ecosystem. We have a thriving third-party ecosystem, including providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending. We have built a strong network ecosystem with over 1,000 integrated solutions, 200 SIs, 100 marketplaces, 80 payments solutions and 50 logistics companies. We believe that growing our ecosystem will help to further expand our customer base by providing greater revenue opportunities from collaboration, which will in turn drive additional growth of our ecosystem.

The VTEX Platform

We built our modern, cloud-native platform based on open, multi-tenant architecture to address the growing challenges facing enterprises and with the aim of making previously complex tasks simple. The VTEX platform has been engineered to enterprise-level standards, functionality and support. The key capabilities of our single control panel platform are illustrated and summarized below.

(1)	Comprehensive commerce coverage: The VTEX platform creates a true omnichannel experience by connecting our enterprise customers across all their sales channels.

•	Web: VTEX customers can leverage our website store framework to quickly and efficiently launch and evolve web stores tailor-made for their business. We continually evolve our store framework to ensure that it delivers a superior web experience and performance for consumers. We offer more than 100 extensible, pre-built commerce capabilities and apps to compose an enterprise-level, industry-leading web store.

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Mobile: Our customers can leverage store framework mobile-first components to create progressive web apps with the same look and feel as their web store. Customers can also build more sophisticated native apps by using our APIs and commerce micro-services together with their preferred mobile native or hybrid development framework.

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Brick-and-mortar stores/field sales: Our VTEX inStore solution is built for field sales and store associates to enable them to sell products from the store they operate, as well as products and inventory connected to any store or fulfillment node connected to our customers’ network through the “endless aisle.” We also offer social selling extensions to allow sales associates to better serve their online and offline consumers across all channels.

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Telesales: VTEX OMS has a GUI that allow telesales reps to easily incorporate past consumer behavior to pre-build orders on behalf of the consumer they are serving. With our social selling extensions, telesales reps can send payment links to customers on their preferred channel to complete their order in an environment with minimal friction.

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Marketplace: We build technology that powers enterprise customers to launch their own marketplaces as well as to sell on third-party marketplace sites with ease. We offer a single platform for commerce that can launch an ecommerce marketplace by easily onboarding new sellers and automatically synchronizing products and inventory across both suppliers and brand partners.

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Headless possibilities: From product catalog and CMS to checkout, VTEX offers a complete, well-documented, easy-to-use catalog of APIs with hundreds of endpoints to integrate any IoT and innovative new sales channels.

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Robust solution ecosystem: Powered by native solutions and best-of-breed, plug-and-play ecosystem solutions, the VTEX platform (1) provides enterprise customers with CMS, distributed OMS, and CRM and (2) allows integration with various digital marketplaces and payments solutions, connecting to PCI acquirers and anti-fraud providers.

•	Content management

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Product catalog: Customers can upload thousands of SKUs and maintain data quality seamlessly. They can create and manage categories, brands, collections and extend product attributes with custom fields.

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Pricing: Customers have flexibility in setting price rules based on distribution and marketing strategies. Multiple price tables can be created and used to achieve discriminating pricing in multiple business contexts.

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Promotion: The VTEX platform offers a comprehensive module to manage multiple promotion use-cases for retail and CPG companies, such as “buy together bundles,” “more for less,” “progressive discounts” and “buy one get one free.” The module also allows our customers to create audiences, coupons, and gift cards.

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Site editor: With VTEX’s site editor, business users can customize their storefront with a simple GUI and with no coding needs. Changes made can be immediately reflected in the store and every block of the storefront can have its own properties changed to create the shopping journey our customers want for their consumers.

•	Distributed order management

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Orchestrating sellers: Customers can invite, onboard and manage new sellers with our third-party sellers and marketplaces modules. Product catalogs can be shared with sellers and sellers can send and link their offers to the customer.

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Managing inventory: Customers can manage and have an integrated view of inventory across fulfillment points, including distribution centers, traditional brick-and-mortar stores and dark stores. Customers can also allocate specific inventory to sell on a specific external marketplace.

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Shipping strategies: The VTEX platform offers flexibility to develop tailor-made shipping strategies. Our platform allows our customers to set up multiple docks and warehouses where inventory is allocated as needed. In addition, we create and link shipping policies with selected carriers to serve these fulfillment nodes. This shipping strategy flexibility is extremely important to enterprise customers.

•	Customer relationship management

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Customer management: Our solution registers consumer information and allows our customers to include new attributes they believe are relevant for their relationship with consumers. Our customers can also track customer orders and their purchase history and manage relationships and conversations with customers in a simple GUI.

•	Behavioral emails: The VTEX platform offers behavioral emails according to important shopping triggers, including order placement and cart abandonment.

•	Ecosystem of apps

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We have business partners located in more than 15 countries that design and customize storefronts, develop apps and enable third-party integration for customers on the VTEX platform. Our partners span the following key areas: Payment, Shipping; Fraud & Lending; Marketplace; POS & Omnichannel; Search & Merchandising; and Marketing Automation.

(3)	Fulfillment flexibility: The VTEX platform seamlessly integrates multiple fulfillment channels.

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First party fulfillment: The VTEX platform allows retailers to natively configure shipping policies and carriers to perform fulfillment and integrate with multiple warehouses and loading docks where inventory can be allocated. This modularity allows for highly personalized logistics and fulfillment setups and possibilities critical to enterprise retailers.

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Ship from store: The VTEX platform allows retailers to connect multiple stores to their digital commerce network, share or empower stores to run their catalog and set their own inventory and configure fulfillment nodes for last-mile carrier pick-up orders from stores, in order to deliver to consumers at their shipping addresses. Furthermore, our in-store picking solutions integrate into our OMS helping stores and sales associates to run a smooth and integrated in-store operation.

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Pick-up in-store: The VTEX Platform allows retailers to connect their brick-and-mortar stores network to their digital commerce platform and offer pick-up solutions integrated to our OMS to run frictionless operations. This solution also allows in-store pick-up capabilities, arming sales associates with customer intelligence so they can identify customers and collect their orders. Extensions allow integration with lockers in-store or a predefined address.

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Third-party seller/drop-shipping: The VTEX platform offers a simple seller portal with a smooth seller onboarding process to connect multiple, third-party sellers with our retail customers’ digital commerce platform. These sellers can leverage the retailer’s catalog, configure inventory and shipping policies.

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Fulfillment integration protocols: Through our APIs, we offer a fulfillment integration protocol to connect any innovative fulfillment channels a customer may have. As an example, we used these protocols to integrate with Amazon’s Multichannel Fulfillment, or “MCF,” to customers.

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Fulfillment partners: We also offer multiple fulfillment business partners, leaders in the regions we operate, that are integrated into the VTEX platform so our enterprise customers have the optionality to leverage them when it makes sense for their business needs.

Customer experience/support

We provide 24/7 support options to our enterprise customers. We offer three types of support plans: standard support is included on all subscriptions; express routing for mid-tiered enterprise customers, and priority support for the highest-tiered enterprise customers. Our support team achieved a strong average customer satisfaction score of 95.6% for the three months ended March 31, 2021.

We also offer our customers three types of technical support: basic problem solving and solutions involving platform functionality; advanced solutions involving platform functionality, third-party applications or API integrations; and product support engineering for complex API or third-party integrations, developer inquiries and bug identification and triage.

Professional services

VTEX offers paid professional services that complement the capabilities of our customers and their implementation partners. Our services help speed customers’ time-to-market and improve the success and growth of their businesses. Optional services include project management, solutions architecting, and implementation consulting. We usually offer these services to our largest and most complex new enterprise customers. Regular enterprise customers generally rely on our ecosystem of partners across system integrators, agencies and implementation companies to implement our platform. Our professional service fees, charged mostly to help selected customers on the implementation of our platform, accounted for 4.9% and 5.4% of our total revenue for the three months ended March 31, 2021 and the year ended December 31, 2020.

Our Customers

Our cloud-based platform accelerates the digital transformation of global enterprises powering over 2,500 other active online stores in 32 countries. We have a large, blue-chip customer base with over 2,000 customers. For the year ended December 31, 2020, approximately 84.1% of our ARR was derived from active online stores on our platform that generated ARR of US$25,000 or more and with an average ARR per active online store of US$127,428. Our platform is extensible across a wide range of end markets, including Home Appliances, Apparel & Accessories, Beauty & Health, Electronics, Grocery, Department Stores, Toys & Hobbies, and Home, Furniture & Decoration.

Our value proposition to our enterprise customers is demonstrated by our net revenue retention, which measures the retention and growth of our existing customers. Our NRR, on an FX Neutral basis was 171.9% and 115.2%, for the years ended December 31, 2020 and December 31, 2019, respectively. Given our subscription-based model, we generate most of our revenues in any given year from existing customers. For the years ended December 31, 2020 and 2019, we generated 85.6% and 80.3% of the revenue derived from the VTEX platform from customers who have been on our platform for over one year. For the year ended December 31, 2020, 47.1% of the revenue derived from the VTEX platform was generated from customers who have been on our platform for over three years. Our case studies demonstrate the differentiated capabilities of our platform and how we enable our customers to execute their commerce strategy to meaningfully connect with their consumers.

A global electronics brand manufacturer: Scaling Global Direct-to-Consumer Operations in 19 Countries

Situation

This global electronics brand manufacturer’s operations are structured to allow digital-first countries to run independently and become full-stack business entities. Realizing the importance of providing a premier direct-to-consumer experience, the company needed a partner that could provide a global solution given its broad customer base. The company’s global team is distributed across the world to both guide and support the evolution of their local endeavors.

Solution

From content to post-purchase, VTEX Commerce Platform enables the global electronics brand manufacturer to manage the relationship with its customers by combining native marketplace, headless front-end architecture, and distributed OMS. Operating with VTEX since 2018, this combination of capabilities led the company’s Brazilian subsidiary to place first in the company’s ecommerce performance ranks, which caught the attention of their global team.

Based on that success, in 2019, the company chose VTEX as its global provider and launched a migration plan from its homegrown platform to VTEX. Within 10 months, this global electronics brand manufacturer successfully launched fully functional, active online stores in 14 countries, including 11 in countries outside of Latin America.

The ability to integrate new capabilities faster without disrupting the existing business became a key competitive advantage for the company ecommerce. Leveraging the existing DevOps team and VTEX’s low-code development platform, VTEX IO, provided the company with the power to deploy new projects in a matter of weeks, not months, speeding up time to revenue and decreasing the total cost of ownership.

Outcome

As a manufacturer, selling direct-to-consumers became an effective strategy for the company to get to know its audience and offer a consistent brand experience. The VTEX platform assisted in a fast rollout with an average of 25 days between each country’s go-live. Given this success, the company has expanded its active online stores to 19 countries. In the US, the company saw an increase of 25.0% in conversion rates after the migration and in Europe average delivery time was reduced by 30.0%.

Whirpool: Pioneering the Ecommerce Journey through Fast Migration and Innovation

Situation

In 2015, Whirlpool began exploring changing its IT and operations with the goal of delivering innovative solutions with more agility through specialist partners. Focusing first on Latin America, their largest ecommerce market, Whirlpool set out to execute the fast migration of its 14 operating stores in 6 countries across the region. Partnering with VTEX, Whirlpool completed the migration in 79 days. As a result of the project’s great success, Whirlpool partnered with VTEX again to expand the migration into other strategic regions around the world.

Solution

The VTEX Platform’s broad suite of solutions powers multiple business models across Whirlpool’s brands. For some brands, like Brastemp, Consul and KitchenAid, Whirlpool operates a direct-to-consumer model. VTEX’s collaborative commerce approach helped the Whirlpool’s consumers select from a range of fulfillment channels and focused on the convenience of scheduled delivery.

Whirlpool also offers its 78,000 employees discounts through its online employee store, Compra Certa. In addition to being able to purchase new and refurbished products at large discounts, VTEX’s native market-place architecture allows employees to also find lower priced products from brands that are not part of the Whirlpool’s portfolio, including Sony, Philips, and Motorola. This is only possible because of VTEX’s native marketplace architecture.

In 2017, in Brazil, the Whirlpool launched the Smartbeer, an IoT smart fridge that has sensors to automati-cally identify if you are running out of beer. VTEX’s native marketplace capabilities enabled the company to connect with third party sellers and display their products inside the Smartbeer native app. The seamless integration includes the products’ availability, price, promotions, available delivery times as well as allowing users to place orders.

Outcome

Whirlpool signed a global enterprise agreement with VTEX and uses the VTEX platform to standardize the technology powering its online sales. Starting with only one online store in Brazil, the relationship quickly grew to over five online stores in Brazil and subsequently expanded across the Whirlpool’s portfolio of brands. Our relationship finally became a global agreement which greatly expanded VTEX’s ongoing work with Whirlpool over five countries in Latin America and two in Europe. Whirlpool and VTEX plan to continue expanding our global digital presence together.

Customer Quote

“The flexibility and scalability of VTEX has allowed us to find great success with online business models across different geographies, and will play a pivotal role in enabling Whirlpool Corporation’s digital commerce strategies across the globe.”

—Matthew Meier, VP of Global Technology Value Streams at Whirlpool Corporation.

C&A: Omnichannel and Marketplace Driving Long-Term Growth

Situation

C&A is a leading fashion retailer in Brazil with more than 300 stores in 125 cities. A very traditional brick-and-mortar retailer, C&A had a modest digital presence. In 2014, following their consumers’ behavioral change, C&A decided to invest heavily in ecommerce and digital transformation and to debut in the digital space, and chose VTEX to help them with this initiative.

Solution

Through the VTEX platform, C&A enabled an omnichannel experience to end-consumers and extended product assortment without adding inventory complexity. This enabled C&A’s customers to seamlessly shop online and choose between in-store pickup and home delivery. In addition, by leveraging our platform’s native marketplace capability, C&A now sells products from third parties through its marketplace. Our solution enabled C&A to ship products directly from the third party to the consumer, obviating the need to deal with complexities of inventory management.

Outcome

By seamlessly integrating channels, C&A is monetizing its digital traffic and seamlessly delivering its full brand experience to consumers. Today approximately 55.0% of sales came from omnichannel orders, of which 45.0% are ship-from-store orders. While many businesses downsized during the pandemic, C&A’s online sales grew by 350% between July and September 2020, showing the resilience of the unified commerce approach. In six years operating with VTEX, C&A’s online revenue increased 20-fold.

Grupo Éxito: Harnessing the Power of Unified Commerce

Customer Quote

“We advanced a lot and managed to get where we wanted. C&A became more valuable and experienced each week. We seek to continue improving and to deliver a better experience to our customers.”

—Fernando Guglielmetti, C&A Brazil’s Head of Ecommerce.

Situation

Owned by Groupe Casino since 2010, Grupo Éxito has established its position as the largest grocery retailer in Colombia by selling a wide range of food and non-food products. With more than 500 stores in the country, the retailer identified omnichannel as a path to increase sales and drive future growth. In 2018, after a demo of the VTEX platform functionalities, Grupo Éxito decided to choose VTEX to accelerate their commerce transformation.

Solution

VTEX IO brought the Grupo Éxito’s team agility and autonomy. The company was able to create landing pages, change payment providers, and create new promotions directly. VTEX’s native capabilities allowed the Grupo Éxito’s marketplace resulting in sales growth of 54.0% in the channel in 2019.

Aiming to deliver a truly unified experience to its customers, Grupo Éxito tailored every step of the buying process—from a mobile-first discovery approach to the multiple delivery checkout store selection—to enable customers to choose the most convenient store to pick their orders. With more than 40 connected stores, Grupo Éxito expects to continue expansion and capitalize on their initial success.

Outcome

The multi-tenant SaaS architecture of the VTEX platform allowed the company to break records. Grupo Éxito was able to process more than 75,000 simultaneous sessions with no downtime, and more than 1,000 orders per minute on July 3, 2020 with no extra costs. Furthermore, sales increased 40% in the first 10 months operating with VTEX and overall conversion rates increased by 37.0%. After implementing VTEX Intelligent Search, in January 2020, overall sales increased by 22.4%.

Customer Quote

“Our results were boosted by the outstanding performance of the omnichannel strategy.”

—Carlos Mario Giraldo, Grupo Éxito’s President.

Inter: Powering a Head-less Marketplace SuperApp that Blends Shopping and Banking

Situation

In 2014, Inter began a profound restructuring of its twenty-year-old banking operations. It was time to diversify, digitalize and innovate. Since then, Inter has continuously progressed towards achieving its long-term vision: becoming a one-stop solution merging financial and non-financial services that would revolutionize the banking market, while putting the customer first, challenging other financial and ecommerce players alike.

Solution

Inter’s solution comes in the form of a SuperApp that enables anyone in Brazil to sign up for a digital account free of charge. With over 10 million Brazilians signed up already and a projected growth rate of 500,000 new members per month, Inter is set to reach 15 million users during 2021 taking Brazil by storm.

With its native marketplace and headless capabilities and fast time-to-revenue, VTEX was Inter’s partner-of-choice. With our leading API-first architecture, we were able to help tackle troublesome processes such as the importing of the sellers’ product catalogs and orchestrating fulfillment of orders with sellers’. Moreover, Inter was able to access a large group of sellers through tapping into our customer ecosystem. Today, Inter offers products and services from 70 partner stores.

Inter was also able to integrate a cashback program for customers built on the easy capture of the customer’s payments directly on the app. Additionally, the headless marketplace capabilities successfully incorporated all customer communication, including order invoicing and order tracking. With this capability, the digital’s bank dedicated customer service team could assist users with marketplace orders despite not being involved in the actual fulfilment.

Outcome

Inter’s headless marketplace app has delivered great results. Since its inception, in 2019, the platform has generated more than US$200 million in sales. The app was also able to scale to support users’ increased activity during the COVID-19 pandemic. In April 2020, monthly sales revenue reached US$5 million, a 240% increase compared to the entire fourth quarter in 2019.

In July 2020, Inter held its very own “Inter Day”, in which users could shop on the headless marketplace app and purchase items at discounted prices from brands like Carrefour, Samsung, Unilever, ViaVarejo and Magazine Luiza. Inter saw a significant increase in sales. The 24-hour event generated GMV that was 12% higher than that of the entire month of June 2020, not to mention a 2,574% increase compared to an average Tuesday in 2020. All in all, account holders saved approximately US$400,000 in cash back during the event.

Customer Quote

“The experience at Inter Day reinforces our partnership with our sellers and shows that VTEX is a first-rate technological partner that helps us deliver even more convenience to consumers.”

—Rodrigo Gouveia, CEO of Inter’s Marketplace.

Our Ecosystem of Technology Partners and Applications Driving Positive Network Effects

We have built a strong network ecosystem with over 1,000 integrated solutions, 200 SIs, 100 marketplaces, 80 payments solutions and 50 logistics companies. While our core platform is homogenous, we have developed it with low-code, server-less capabilities and fully extensible API-first capabilities, allowing enterprise customers to push code into our core platform and customize to their needs as well as allowing ecosystem partners to develop applications that run directly on our platform. This ecosystem includes app developers, theme designers, SIs, agencies, payment providers, marketplaces and other partners who are deeply embedded within our platform. We have business partners located in more than 15 countries that design and customize storefronts, develop apps and enable third-party integration for customers on the VTEX platform. Our partners span the following key areas:

•	Payment;

•	Shipping;

•	Fraud & lending;

•	Marketplace;

•	POS & omnichannel;

•	Search & Merchandising; and

•	Marketing automation.

Sales and Marketing

The VTEX sales team partners with companies globally to plan and implement transformative digital projects with VTEX’s solutions and products. Our sales team is structured across three key areas: business development representatives who discover and build target pipeline, account executives who engage with potential customers, and solution engineers who provide technical expertise and advice. As of March 31, 2021, we had a team of 328 sales and marketing professionals 43.3% in Brazil, 35.4% in Latin America, excluding Brazil, and 21.3% outside of Latin America.

We generate leads through three main channels: referrals and leads from existing customers and ecosystem partners; VTEX publications and events; and paid digital marketing campaigns. Our partner ecosystem generates significant new customer leads given the depth of our network. Our sales team focuses on top tier target customers. Our new customers in Latin America are well balanced between choosing VTEX as their first ecommerce platform adopted and those that had existing ecommerce solutions before switching to our platform. Our strategy with the latter group of customers is to highlight and resolve pain points with their existing platforms. VTEX’s entry into new markets is driven by our assessment of the region’s addressable market and our ability to win new flagship accounts. We will often expand into new geographies at the request of existing multinational customers that have operations in regions where VTEX does not currently operate. We have been successful at leveraging these deep relationships historically.

Technology, Infrastructure and Operations

The VTEX platform is a multi-tenant SaaS, cloud-based system engineered for high security, scalability, reliability and performance. It is hosted on cloud-based servers and infrastructure. Maintaining the integrity and security of our technology infrastructure is critical to our business, and we plan to invest further in failovers, active monitoring, and computing, storage and network infrastructure to meet our customers’ needs and maintain their trust. The key attributes of the VTEX platform are as follows:

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Security: The platform is designed to have isolated sensitive data. We use firewalls, denial of service mitigation appliances, encryption, intrusion detection systems, two-factor authentication and other technology in an effort to keep our platform and customers’ data secure.

•	Scalability: Our cloud-based platform is highly flexible and scalable. It can adjust processing capacity, storage, and other attributes, up or down depending on customers’ needs and requirements.

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Reliability: Our platform includes servers in geographically dispersed, co-located data centers that are fault-tolerant in an effort to ensure that our platform is highly reliable. We employ a highly redundant, horizontally scalable, shared architecture to promote resiliency and high availability. Our platform is built to handle large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales. Being cloud-native and tightly integrated with Amazon Web Services allows us to leverage Amazon’s global network to enhance performance and reliability. We scale our platform on demand to ensure ample capacity is available for our customers.

While our core platform is homogenous, allowing us to have a true multi-tenant SaaS business model and provide quick go-live to enterprise customers, we have developed it with low-code server-less capabilities and fully extensible API-first capabilities, allowing enterprise customers to push code into our core platform and customize for their needs as well as allowing ecosystem partners to develop applications that run directly on our platform. Our platform, VTEX IO, provides accelerator front-end components tightly integrated with our headless services, low-code development, composable back-end, and auto scalable cloud infrastructure. We typically integrate with our customers’ code and applications within six months.

Based on our Composable Commerce approach, we offer a mix of computing and usability paradigms for customers to build on top of VTEX:

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VTEX Core Capabilities RESTful APIs: All our core commerce capabilities are exposed through well-documented APIs. Our catalog of APIs offers hundreds of interfaces for enterprise customers to customize based on their specific business needs and complex enterprise architectures.

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VTEX Admin: Our VTEX Admin offers GUI so business users can easily manage all digital commerce core functions. VTEX admin offers modules for operators such as OMS GUI for call center-operators or catalog operators to manage their product catalogs; for creators, such as our site-editors for marketing creators, building distinctive customer journey; and for business and management to track business metrics and growth.

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VTEX IO: VTEX IO offers a low-code server-less environment for our customers’ technology teams to extend our core components and build new components in an integrated environment with best-in-class scalability and security. All VTEX storefronts and VTEX Admin can be customized and extended through VTEX IO.

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VTEX Data Services: VTEX data services offer an environment to extend and evolve our platform data modeling in a scalable and secure environment. Our data entities, such as customers and orders, can be extended and have new attributes added, and new entities can be created. These new entities can also be accessed by APIs and allow conceptual extensibility to serve edge cases and new industries, particularly where new and distinct data entities are needed.

Our infrastructure is supported by a research and development team consisting of architects, software engineers and designers. As of March 31, 2021 we had 448 employees in our research and development organization. Over the last two years we have spent US$31.7 million in R&D to scale this organization. We intend to continue to invest in our research and development capabilities to extend our platform.

International Presence

We currently power over 2,500 active online stores in 32 countries. Our platform enables businesses to create online stores in the consumer-facing language and currency of their choice. For the administrative control panel used by our customers to create and manage their stores, we currently allow our customers to select among a range of languages, including English, Portuguese, Spanish, Italian, Romanian and Japanese. We plan to add additional languages as we continue to expand internationally.

VTEX was founded in Rio de Janeiro. In Brazil, we have operations in Rio de Janeiro, São Paulo, Curitiba, João Pessoa, and Teresópolis. As of March 31, 2021, approximately 71.2% of our employees are located in Brazil, primarily in our R&D department. In Latin America, excluding Brazil, we have operations in Bogotá, Buenos Aires, Lima, Medellín, Santiago and Mexico City, where approximately 18.7% of our employees are located. Outside of Latin America, we have operations in Barcelona, Bucharest, London, Milan, Singapore, Fort Lauderdale, Philadelphia and New York, where approximately 10.1% of our employees are located. Outside of Brazil, most of our employees are part of our sales & marketing and customer experience departments.

For the three months ended March 31, 2021 and March 31, 2020, purchases originated from customers located in: (1) Brazil represented 56.1% and 72.8% of our total revenue, respectively; (2) Latin America (excluding Brazil) represented 34.3% and 22.0% of our total revenue, respectively; and (3) the rest of world represented 9.6% and 5.2% of our total revenue, respectively. For the years ended December 31, 2020 and December 31, 2019, purchases originated from customers located in: (1) Brazil represented 57.2% and 70.8% of our total revenue, respectively; (2) Latin America (excluding Brazil) represented 37.0% and 24.4% of our total revenue, respectively; and (3) the rest of world represented 5.8% and 4.7% of our total revenue, respectively. Given our brand awareness and market position, we have historically focused geographic expansion to other regions within Latin America and believe that most of our growth will continue to come from Latin America. We believe our platform can compete successfully around the world over time. As such, we plan to continue investing in our operations across the United States and Europe, although only limited growth may result from this region in the short to medium term.

Culture and Values

A powerful network of conversations that move action forward

VTEX is built on a foundation of mutual trust. We discovered very soon that great people thrive in an environment where alignment enables autonomy. We trust these individuals to act in the best interests of the company because we provide them with the conditions for their accelerated self-development as independent decision makers. We are able to make consistent decentralized decisions thanks to our extraordinary commitment to a shared bold future.

We are eager to have difficult conversations. We actively communicate when promises made cannot be kept, dealing with the consequences and inviting impacted people to the playing field to face the brutal facts. We are not complainers; we are proposal makers and we are doers. We listen to each other with commitment, open to the possibility that a diverse perspective might lead us beyond what is predictable. It is everyone’s responsibility to create this environment.

We aim to build the VTEX that kills VTEX

We think differently about the same problems in order to achieve transformative solutions. The same mindset applies to our culture: we continue to learn and to expand our capacity to comprehend and impact the world. We are fascinated by the amount of impact that applying technology to business can have. For us, customers are bearers of exciting opportunities: we make ourselves responsible for their growth and success.

Diversity is key to this continued success: we choose to be able to add value in a diverse ecosystem and adapt to other cultures rather than imposing our views. With the help from the different perspectives we get from our peers, partners and customers, we are continuously invited to see beyond our biases. Collaborating with people that challenge the status quo—instead of fitting into it—is paramount for our continued success. We are rebels at heart.

Competition

Our primary competitors are SAP Hybris, Oracle Commerce, Magento (an Adobe company), Salesforce Commerce Cloud (formerly known as Demandware) and Shopify Plus. Our industry is highly competitive, yet enterprises are forced to choose between two paths to execute their commerce strategies:

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Easy to use yet rigid software: software designed for smaller and medium business are typically restricted to limited use cases. The need for customization is absorbed by integration marketplaces with a wide range of partners, yet with varying standards of quality. Users face a difficult choice: remain simple or combine capabilities from multiple vendors with the risk of disrupted experiences and lack of scalability. We believe we compete favorably based on the following competitive factors:

•	Ability to manage all experiences in one place through a single control panel connecting all sales and fulfillment channels;

•	Ability to explore new strategies such as marketplace and omnichannel through a set of comprehensive functionalities;

•	Ability to scale through pre-built integrations and an auto-scalable cloud infrastructure.

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Heavy customization which leads to slower evolution: on-premise and open-source platforms require a higher initial investment and time-consuming customization and integration periods, that leads to higher developer dependency and increasing total cost of ownership. Once implemented, re-platforming is complex, yet unavoidable as consumers’ demands increase over time. We believe we compete favorably based on the following factors:

•	Ability to quickly implement new strategies through a set of comprehensive functionalities (commerce, order management and marketplace) and pre-built integrations with channels and partner solutions;

•	Ability to custom-build capabilities and extend the platform through an open, API-first architecture and a proprietary low-code development platform, the VTEX IO;

•	Ability to continuously evolve through a multi-tenant, homogeneous platform;

•	Ability to enter highly complex markets through a platform with proven product-fit in Latin America.

While we believe we currently compare favorably to our competitors, we expect competition to increase in the future. See “Risk Factors—Risks Related to our Business and Industry—We face intense competition, especially from well-established companies offering solutions and related applications. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business.”

We offer a unique combination for our customers. Our platform delivers fast time-to-market and ease of use, while providing customization and extensibility for each of our customers.

Our Recent Acquisitions

UniteU Technologies, Inc.

On January 10, 2019, we acquired 100% of the capital of UniteU Technologies, Inc., or UniteU, company that has an ecommerce platform to provide clients with integrated ecommerce, mobile commerce, PCI compliance, centralized data management services, and other services related to the SaaS model.

The purchase price comprises: (1) cash consideration of US$1.2 million paid on January 10th 2019; and (2) a cash contingent consideration (earn-out) of up to US$2.3 million, to be paid within paid on 18 months from January 10, 2019, varies from nil, in case of no migration of clients to our platform, to US$2.3 million in case of all UniteU clients migrate to our platform.

Ciashop Soluções para Comercio Eletrônico S.A.

On May 9, 2019, we acquired 100% of the capital of Ciashop Soluções para Comercio Eletrônico S.A., or Ciashop, one of the pioneering ecommerce platforms in Brazil. We expect to migrate the Ciashop’s remaining clients by August 2021, after which, the Ciashop platform will be merged into our company and deactivated.

The purchase price comprises: (1) cash consideration of US$6.3 million to be paid in installments until February 28, 2022; (2) shares consideration, in the amount of US$1.1 million, or US$0.20 per share, to be paid on July 7, 2021; and (3) a cash contingent consideration (earn-out) that varies from US$0.0 million, in case of migration of less than 50% of Ciashop clients to our platform, to US$0.4 million in case of migration of more than 90% of Ciashop clients to our platform, to be paid on April 30 2021.

Atma Tecnologia e Inovação Ltda.

On September 5, 2019, we acquired 100% of the capital of Atma Tecnologia e Inovação Ltda., or Biggy, a company that offers customized search solutions for ecommerce platforms.

The purchase price comprises: (1) cash consideration of US$0.9 million, paid up to September 5th, 2020; and (2) a cash contingent consideration (earn-out) of up to US$0.1 million, that corresponds to 2.5x the net revenue generated by the subscription of software services of the clients migrated from Biggy to our platform, which was due within 30 days of the client’s migration contract. Considering that there were no migration of contracts the amount due was nil.

Dlieve Tecnologia S.A.

On November 27, 2019, we acquired 100% of the capital of Dlieve Tecnologia S.A., or Dlieve, a company that offers a delivery management system and real-time monitoring.

The purchase price comprises: (1) cash consideration of US$1.8 million, to be paid up to November 27, 2021; (2) shares consideration, in the amount of US$1.0 million, or US$0.28 per share, to be paid on November 27, 2021; and (3) a cash contingent consideration (earn-out) that varies from nil, if the year over year net revenue increases less than 60%, to US$1.2 million if the year over year net revenue increases more than 140%, to be paid in two installments: January 11, 2021 and January 11, 2022 or February 25, 2022 (as applicable).

EI Education, S.A.P.I. De C.V.

On October 27, 2020, we acquired 100% of the capital of EI Education, S.A.P.I. De C.V., or EI Education., a Mexican company whose main purpose is to train professionals with digital knowledge as digital marketing, design, ecommerce and other digital skills for professionals in local and global companies.

The purchase price comprises: (1) cash consideration of US$100.0, paid on October 27, 2020; and (2) a cash contingent consideration (earn-out) of up to US$0.4 million, depending on the EBITDA of EI Education from November 2020 to October 2021 and from November 2021 to October 2022, to be paid on November 30, 2021 and November 30 2022, respectively.

WebLinc Corp

On January 29, 2021, we acquired 100% of WebLinc Corp, or WorkArea, a U.S. based cloud commerce platform provider, to strengthen our presence in the U.S. and Canadian market.

As of the date of this prospectus we have paid US$7.1 million of the purchase price. The total estimated consideration payable by us for the acquisition of WorkArea may increase to up to US$25.0 million, If the assumptions of the earn-out consideration are achieved, up until January 29, 2023.

Suiteshare Tecnologia da Informação Ltda.

On April 16, 2021, we entered into a binding share purchase agreement to acquire Suiteshare Tecnologia da Informação Ltda., or Suiteshare, a Brazil-based technology company, to strengthen our presence in the nascent conversational commerce segment. The transaction was closed on May 28, 2021.

As of the date of this prospectus, we have paid US$3.1 million of the purchase price. The total estimated purchase price for the acquisition may increase up to US$4.7 million if the assumptions of the earn-out consideration to be paid are achieved.

Intellectual Property

Our intellectual property and proprietary rights are important to our business. In our efforts to safeguard them, we rely on a combination of copyrights, trade secrets, trademarks and other proprietary rights in several jurisdictions in which we conduct our business, including Brazil, the United States, Latin America, India, the United Kingdom and certain European countries. We also control access to our intellectual property and confidential information through internal and external controls. We rely on confidentiality and/or license agreements with employees, contractors, customers, vendors, distributors and other third parties, which limit access to and use of our proprietary intellectual property. We also require our employees and independent contractors to enter agreements assigning to us any inventions, trade secrets, works of authorship and other technology and intellectual property created for us. Though we rely, in part, upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, as well as the functionality and frequent enhancements to our platform, make our intellectual property difficult to replicate.

As of March 26, 2021, we have been issued trademark registrations in Brazil covering trademarks including “VTEX,” “VTEX Day,” “TETRIX,” “Bora Vender,” “#BoraVender,” “WX7,” “Go Commerce,” “Bora Varejo,” “Bora Doar,” “Smartcheckout,” “True Cloud Commerce,” “Ciashop,” “FControl,” “Integrando-se,” “Loja Integrada,” “Xtech Commerce” and “Indeva.” We have also been issued trademark registrations in the United States of America covering trademarks including “VTEX,” “Grow With Confidence,” “Smart QR,” “UMO,” “UNITEU,” “Work Area,” and “Workarea.” We have also been issued trademark registrations in Mexico, Argentina, Colombia, Chile, India, Peru and Europe covering certain of our trademarks and have additional trademarks applications pending in several of these jurisdictions.

Human Resources

As of March 31, 2021, we had 1238 employees (including full-time employees, contractors, third-parties, and interns), including 448 in research and development, 328 in sales and marketing, 226 in professional services and customer support and 236 in general and administrative expenses. Of these employees, 882 are in Brazil and 356 are in our international locations.

In Brazil, it is mandatory to be affiliated with a workers union. Each year, we enter into an updated collective bargaining agreement. We believe we have a constructive relationship with these unions and we have not experienced any strikes, work stoppages or disputes leading to any form of downtime from our employees.

Talent acquisition strategy: Hiring is everyone’s job

We believe we are considered among the most impactful tech companies in the global industry and recognized among top students in the Latin American region as a career accelerator. We foster partnerships with top educational institutions across Brazil through VTEX Lab, our university partnership program we established in April 2018, that provides students with an immersive experience of continued learning and development. As of the date of this prospectus, our engineering team consists of approximately 9% of VTEX Lab graduates and we continue to cultivate the future of tech talent at VTEX.

Facilities

We are headquartered in the United Kingdom. Our largest office is based in Rio de Janeiro, Brazil. We do not own any real property. The following table outlines significant properties that we currently lease for office space:

Location	Square meters (m2)	Lease Expiration Date
Rio de Janeiro, Brazil	3099.6	05/31/2026
São Paulo, Brazil	1183.1	11/10/2027
Curitiba, Brazil	687.4	12/01/2024
Teresópolis, Brazil	88.6	07/31/2021
João Pessoa, Brazil	352.7	04/01/2024 07/01/2024 11/30/2025
Bogota, Colombia	70.0	04/30/2022
Medellin, Colombia	240.0	04/30/2022
Buenos Aires, Argentina	161.0	04/30/2022
Santiago, Chile	51.0	10/31/2022
Lima, Peru	82.0	11/30/2021
Barcelona, Spain	25.4	07/15/2021
London, United Kingdom	26.5	01/31/2022
Philadelphia, United States	232.0	automatic renewal
Fort Lauderdale, United States	90.0	automatic renewal
Milan, Italy	40.0	01/08/2021
Bucharest, Romania	66.0	09/01/2021
Singapore, Singapore	15.5	01/01/2022

We lease all of our facilities and do not own any real property. We believe that our facilities are adequate for our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations. We also believe we will be able to obtain additional facilities on commercially reasonable terms.

Regulatory Considerations

Data protection and privacy

The customer data that our platform uses, collects, stores, transmits and processes to run our business is an integral part of our business model. As a result, our compliance with federal, state and foreign laws and regulations dealing with the use, collection, storage, transmission, disclosure, disposal and other processing of personal data is core to the operation of our business. Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data. The applicability of these laws and regulations to us, and their scope and interpretation, are constantly evolving, often uncertain, and may conflict between jurisdictions, and we anticipate the number of data privacy laws and the scope of individual data privacy and protection rights will increase, and as a result, the associated compliance burdens and costs could increase in the future. It may be costly to implement security or other measures designed to comply with these laws and regulations, as well as any new or updated laws or regulations. Any actual or perceived failure to safeguard data adequately, destroy data securely, or otherwise comply with the requirements of these laws and regulations, may subject us to litigation, regulatory investigations or enforcement actions under federal, state or foreign data security, unfair practices or consumer protection laws and contractual penalties, and result in monetary damages, damage to our reputation or adversely affect our ability to retain customers or attract new customers.

A number of the jurisdictions in which we operate have adopted or are considering adopting data protection and privacy laws and regulations, including, among others, Brazil, the United States, the European Union and the United Kingdom.

Brazil

In September 2020, Brazilian Federal Law No. 13,709/2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or LGPD, came into effect to regulate the processing of personal data in Brazil. The LGPD establishes general principles, obligations and detailed rules to be observed by individuals or public or private companies in operations involving processing of personal data in Brazil, including the collection, use, processing and storage of personal data, which affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is processed, whether in a digital or physical environment. The LGPD provides for, among others, the rights of holders of personal data, the legal bases applicable to the processing of personal data, the requisites to obtain consent, the obligations and requisites related to security incidents and leakages and transfers of data, either Brazilian or international, as well as the creation of the National Authority for Data Protection (Autoridade Nacional de Proteção de Dados), or ANPD, responsible for the inspection, promotion, disclosure, regulation, establishment of guidelines and application of the law.

Recently, Law No. 14,010/2020 amended certain provisions of the LGPD, and postponed the administrative sanctions effectiveness to August 2021. However, because the LGPD also allows for a private right of action, we may still be subject to individual claims for violations of the LGPD as of its enactment. In case of noncompliance with the LGPD, we can be subject to administrative sanctions applicable by the ANPD from August 1, 2021 onwards, on an isolated or cumulative basis, that can range from a warning, obligation to disclose incidents, temporary blocking and/or elimination of personal data related to the infraction, a simple fine of up to 2.0% of our revenue, or revenue of the company or group of companies in Brazil for the last fiscal year, excluding taxes, up to the global amount of R$50 million per violation, a daily fine, up to the aforesaid global limit, suspension of the operation of the database related to the infraction for a maximum period of six months, which can be extended for an equal period, up to the regularization of the processing by the controlling shareholder, suspension of activities related to processing of personal data related to the infraction for a period of six months, which can be extended for an equal period, and partial or total prohibition to exercise activities related to data processing.

The fact that the administrative sanctions of the LGPD will only be enforceable by the ANPD beginning in August 2021 does not prevent the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection, such as the Brazilian Code of Consumer Defense and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions can be applied by other public authorities, such as the Attorney General’s Office and consumer protection agencies. We can also be subject to civil liabilities for violation of these laws.

In addition to the administrative sanctions due to the noncompliance with the obligations established by the LGPD, we can be held liable for individual or collective material damages, and non-material damages caused to holders of personal data, including when caused by service providers, including SaaS partners, that serve as operators of personal data on our behalf.

European Union and the United Kingdom

The General Data Protection Regulation 2016/679, or the GDPR, became effective in May 2018, and is applicable to companies processing personal data of individuals in the European Union, or the EU, and the European Economic Area, or the EEA. The GDPR is wide-ranging in scope and implements stringent requirements in relation to the collection, use, retention, protection, disclosure, transfer and other processing of personal data relating to EU individuals, with substantial monetary penalties for violations. Personal data as defined under the GDPR includes any type of information that can identify a living individual, including name, identification number, email address, location, internet protocol addresses, and cookie identifiers. Among other requirements, the GDPR mandates more stringent administrative requirements for controllers and processors of personal data, including, for example, notice of and a lawful basis for data processing activities, data protection impact assessments, a right to “erasure” of personal data, and data breach reporting. If we do not comply with our obligations under the GDPR, we could be exposed to significant fines of up to €20 million or up to 4.0% of the total worldwide annual turnover of the preceding financial year, whichever is higher. The GDPR also provides that EU member states may enact their own additional laws and regulations in relation to certain data processing activities. Recent legal developments in the EU have also created complexity and uncertainty regarding transfers of personal information from the EU to “third countries,” especially the United States. For example, last year, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal information from the EU to the United States, and made clear that reliance on Standard Contractual Clauses, an alternative mechanism for the transfer of personal information outside of the EU alone may not be sufficient in all circumstances.

Further, the United Kingdom’s withdrawal from the European Union and ongoing developments in the United Kingdom have created uncertainty regarding data protection regulation in the United Kingdom. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, pursuant to the transitional arrangements agreed to between the United Kingdom and European Union, the GDPR continued to have effect in law in the United Kingdom, and continued to do so until December 31, 2020 as if the United Kingdom remained a member state of the EU for such purposes. Following December 31, 2020, and the expiry of those transitional arrangements, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended, which, together with the amended UK Data Protection Act of 2018, retains the GDPR in UK national law. However, going forward, there may be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the EEA, and the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains uncertain.

United States

In the United States, various laws and regulations apply to the security, collection, storage, use, disclosure and other processing of certain types of data. For example, California adopted the California Consumer Privacy Act, or CCPA, which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. Among other requirements, the CCPA mandates new disclosure to California consumers and allows California consumers to request a copy of the personal information collected about them, request deletion of their personal information and request to opt out of certain sales of personal information. The CCPA includes a framework with potentially severe statutory damages and private rights of action. Further, in November 2020, California voters passed the California Privacy Rights Act, or CPRA, which expands the CCPA with additional data privacy compliance requirements and establishes a regulatory agency dedicated to enforcing those requirements. In addition, other states, such as Virginia, have also adopted or are considering adopting similar data privacy laws and all 50 states have adopted laws requiring notice to consumers of a security breach involving their personal information.

Anti-corruption and sanctions

We are subject to anti-corruption, anti-bribery, anti-money laundering and sanction laws and regulations, including the Brazilian Federal Law No. 12,846/2013, or the Clean Company Act, and the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Both the Clean Company Act and the FCPA prohibits corporations and individuals from engaging in improper activities to obtain or retain business or to influence a person working in an official capacity. It prohibits, among other things, providing, directly or indirectly, anything of value to any foreign government official, or any political party or official thereof, or candidate for political influence to improperly influence such a person. Similar laws exist in other countries, such as the UK, that restrict improper payments to persons in the public or private sector. Many countries have laws prohibiting these types of payments within the respective country. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties.

In addition, we are subject to U.S. and foreign laws and regulations that restrict our activities in certain countries and with certain persons. These include the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business.

On October 9, 2020, Mirakl, Incorporated, a competitor in the ecommerce SaaS market, filed a complaint for unspecified damages, preliminary and permeated injunctive relief in the United States District Course of Massachusetts against our subsidiary VTEX Commerce Cloud Solutions LLC, or VTEX U.S., and certain of its employees that were formerly employed by the plaintiff. The complaint alleges that such employees and VTEX U.S. misappropriated, retained and improperly failed to return to the plaintiff certain confidential and property information in violation of contractual, statutory and common law obligations to the plaintiff.

On April 14, 2021, the court denied our motion to dismiss. As of the date of this prospectus the parties are conducting discovery. Although we plan to defend ourselves vigorously against such lawsuit, we are not able to predict the outcomes of such lawsuit at this current early stage, and our involvement or future proceedings relating to this matter could potentially be costly and time-consuming and subject us to reputational and monetary damages.

Material Contract

On December 11, 2020, our subsidiaries, VTEX Brazil and VTEX Informática S.A., entered into a private pricing addendum with Amazon Web Services, Inc. and its affiliate, or AWS, supplementing the standard AWS customer agreement entered into when initially acquiring AWS’s cloud storage services. We pay a monthly charge based on our usage and are subject to an annual commitment payment. The agreement is valid until December 31, 2025.

MANAGEMENT

Upon the consummation of this offering, we will be managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Companies Act (Revised) of the Cayman Islands.

Board of Directors

We are managed by our board of directors. Our Articles of Association provide that, unless otherwise determined by an ordinary resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office.

Upon the consummation of this offering, our board of directors will be composed of seven members. Each director holds office for the term, if any, fixed by the shareholders or board of directors that appoints such director, or, if no term is fixed on the appointment of the director, until the earlier of his death, resignation or removal. Our directors do not have a retirement age requirement under our Articles of Association.

Our Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal. Notwithstanding the foregoing, our controlling shareholders may appoint: (1) a majority of the total number of directors rounded upward to the nearest whole number, for so long as they hold at least 25% of our outstanding voting power; (2) 25% total number of directors rounded upward to the nearest whole number, for so long as they hold at least 10% of our outstanding voting power; and (3) 10% total number of directors rounded upward to the nearest whole number, for so long as less they hold less than 10% but more than 5% of our outstanding voting power. The controlling shareholders may in like manner remove such director(s) appointed by them and appoint such replacement director(s).

Our Articles of Association provide that from and after the date on which our controlling shareholders (and/or their respective affiliates) no longer constitute a group that beneficially owns more than 50% of our outstanding voting power, or the classifying date, the directors shall be divided into three classes designated Class I, Class II, and Class III. Each director shall serve for a term ending on the date of the third annual general meeting of the shareholders following the annual general meeting of the shareholders at which such director was elected as subject to the provisions of our Articles of Association. The founding directors shall be allocated to the longest duration classes unless otherwise determined by the controlling shareholders. The members of our board of directors to be in place upon consummation of this offering will hold office until our next annual general meeting.

See “Description of Share Capital” for further information.

The table set forth below presents the name, age and title of the current members of our board of directors:

Name	Age	Position
Geraldo do Carmo Thomaz Júnior	44	Co-Chairman
Mariano Gomide de Faria	43	Co-Chairman
Paulo Thiago Passoni	43	Board Member
Francisco Alvarez-Demalde	42	Board Member
Alejandro Raul Scannapieco	51	Independent Board Member
Arshad Matin	57	Board Member
Benoit Jean-Claude Marie Fouilland	57	Independent Board Member

The following is a summary of the professional experience of our current directors. Unless otherwise indicated, the current business addresses of all members of our board of directors is 125 Kingsway, WC2B 6NH London, United Kingdom.

Geraldo do Carmo Thomaz Júnior. Mr. do Carmo Thomaz Júnior is our co-founder and Co-Chief Executive Officer, a position he has held since our inception. Mr. do Carmo Thomaz Júnior is also our co-chairman of our board of directors, a position he has held since 2019. Graduated in Mechanical Engineering at Universidade Federal do Rio de Janeiro, or UFRJ. Geraldo developed the VTEX platform under the SaaS model, providing systems, servers, security, and infrastructure for enterprise-level companies. Since 2021, he has also served as a board member for Instituto Reditus, a non-profit organization in Brazil. He currently also leads the Research & Development team in the Rio de Janeiro office. We believe that Mr. do Carmo Thomaz Júnior is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Mariano Gomide de Faria. Mr. Gomide de Faria is our co-founder and Co-Chief Executive Officer, a position he has held since our inception. Mr. Gomide de Faria is also our co-Chairman of our board of directors, a position he has held since 2019. Graduated in Mechanical Engineering at UFRJ. Mariano currently leads VTEX’s Sales and Marketing teams, overseeing the UK and Asia markets. He is a teacher and lecturer for events like ecommerce Day, Internet Retailer, eShow, and UNCTAD ecommerce Week. We believe that Mr. Gomide de Faria is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Paulo Thiago Passoni. Mr. Passoni is a member of our board of directors, a position he has held since 2019. Mr. Passoni has served as a member of management of SBLA Advisers Corp., the registered investment adviser of SoftBank Latin America Fund L.P., since April 2019. Previously, he spent over seven years, from May 2011 to January 2019, at Third Point LLC, as Managing Director of emerging markets focusing on Latin America across the capital structure. Prior to that, he was a founding member of Eton Park’s special situation effort in Latin America where he sourced, executed and monitored private investments. Mr. Passoni started his career at Morgan Stanley in the investment banking division based out of São Paulo. Mr. Passoni holds a joint degree in business from Harvard Business School (Baker Scholar) and in public administration from the John F. Kennedy School of Government. He obtained his undergraduate degree with honors from Fundação Getulio Vargas in business in São Paulo, Brazil. We believe that Mr. Passoni is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Francisco Alvarez-Demalde. Mr. Alvarez-Demalde is a member of our board of directors, a position he has held since 2019. He also acted as a member of the board of our subsidiary, VTEX Brazil from 2014 to 2019. He is a co-founder and co-managing partner of Riverwood Capital, a leading growth-capital private equity firm focused on the global technology industry, and one of the largest early investors in VTEX. Before starting Riverwood Capital, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co., where he focused on leveraged buyouts in the technology industry and other sectors, and was also with Eton Park Capital Management and Goldman Sachs & Co. Mr. Alvarez-Demalde is a former and current director of and/or advisor to several technology companies, including Alog Data Centers do Brasil, Billtrust (Nasdaq: BTRS), Conductor, Globant (NYSE: GLOB), Greenhouse, Industrious, LAVCA, Navent, Nubox, among others. Mr. Alvarez-Demalde holds a bachelor’s degree in economics from Universidad de San Andrés, Argentina, which included an exchange program at the Wharton School at the University of Pennsylvania. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor, and interested in non-profit initiatives related to education. We believe that Mr. Alvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Alejandro Raul Scannapieco. Mr. Scannapieco is an independent member of our board of directors and co-chairman of our audit committee, positions he has held since May 2021. Currently, he is managing director of the

Business Hacking Studio at Globant. Prior to that, he led the U.S. East Region for Globant and was the chief financial officer from 2008-2018. Prior to joining Globant in 2008, Alejandro served as chief financial officer at Microsoft South Cone (2002-2008) and Patagon.com South America (1999-2002), an internet startup that was sold to Santander Bank. He also served as Senior Finance Analyst at JP Morgan (1994-1999) and Senior Auditor at EY (1990-1994). Mr. Scannapieco currently serves as a board member for RetailApp Inc., a performance management platform for retailers, a position he has held since 2016. Mr. Scannapieco holds a postgraduate degree in capital markets, a degree in public accounting and a bachelor’s degree in business administration from the Pontificia Universidad Católica Argentina. He has also completed a postgraduate degree in finance from Torcuato Di Tella University.

Arshad Matin. Mr. Matin is an independent member of our board of directors, a position he has held since May 2021. Mr. Matin is the president and chief executive officer of Avetta, LLC, a private company providing cloud-based supply chain risk management solutions which he joined in October 2019. From November 2018 to September 2019, he was an entrepreneur-in-residence with Warburg Pincus LLC, a private equity firm. From 2013 to October 2018, he was the president, chief executive officer and a board member of Paradigm Ltd., a leading developer of software solutions to the global oil and gas industry, when it was acquired by Emerson Electric Co. From January 2012 to April 2013, Mr. Matin was executive vice president of IHS Inc., a publicly-traded company that is a leading global source of information and analytics. Mr. Matin joined IHS through the acquisition of Seismic Micro-Technology, Inc., or SMT, a global leader in the geology and geophysics software market. He joined SMT in July 2007 and was its president, chief executive officer and a board member. Before joining SMT, Mr. Matin was general manager of the enterprise security business unit at Symantec Corporation, which he joined in January 2006 upon the company’s acquisition of BindView Corporation, a global provider of agentless IT security compliance software. Mr. Matin also served as a partner of McKinsey & Company from 1995 to 2004 in their Houston offices. Mr. Matin also serves as chairman of the board of directors of NYSE-listed ASGN, a provider of information technology and professional services in the technology, digital, creative, engineering and life sciences fields across commercial and government sectors. Mr. Matin also served as a member of the board of directors of RS Energy Group, a Canadian company supporting companies in the oil and gas industry with its data analytics and forensic research, from December 2018 to January 2020. In addition, Mr. Matin serves as a board member or trustee on non-profit organizations including the Houston Endowment, Texas Children’s Hospital and Asia Society Texas Center. Mr. Matin brings extensive experience managing and advising public and private high-technology companies. Mr. Matin holds an MBA from the University of Pennsylvania – The Wharton School, a master’s degree in computer engineering from the University of Texas at Austin, and a bachelor’s of degree in electrical engineering from Regional Engineering College in India.

Benoit Jean-Claude Marie Fouilland. Mr. Fouilland is an independent member of our board of directors and co-chairman of our audit committee, a position he has held since May 2021. Mr. Fouilland is currently chief financial officer of Firmenich, one of the world’s largest fragrance and taste companies. From March 2012 to July 2020, he served as chief financial officer of Criteo SA, a global advertising technology company (NASDAQ: CRTO). From September 2009 to March 2012, he served as senior vice president and chief financial officer for the Europe, Middle East and Africa (EMEA) region of SAP AG, a multinational software corporation. From April 2008 to September 2009, Mr. Fouilland was the chief financial officer of Business Objects S.A., an enterprise software company which was acquired by SAP AG in 2007. Mr. Fouilland has been a member of the board of Linp SAS since June 2018. Mr. Fouilland holds an MBA from INSEAD, a Diplôme d’Études Supérieures Spécialisées degree in Financial Audit from Université Paris Dauphine and a Business degree from the ESLSCA Graduate School of Business in Paris.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. See “Description of Share Capital” for further information.

The table set forth below presents the name, age and title of current executive officers:

Name	Age	Position
Geraldo do Carmo Júnior	44	Co-Chief Executive Officer
Mariano Gomide de Faria	43	Co-Chief Executive Officer
André Spolidoro Ferreira Gomes	44	Chief Financial Officer
Amit R. Shah	47	Chief Strategy Officer
Astha Malik	41	Chief Operating Officer for Growth
Rafael do Amaral Forte	40	Brazil Growth Officer
Santiago Naranjo Alvarez	38	LatAm Growth Officer
Ricardo Camatta Sodré	36	Finance Executive Officer

Geraldo do Carmo Thomaz Júnior. See “—Board of Directors.”

Mariano Gomide de Faria. See “—Board of Directors.”

André Spolidoro Ferreira Gomes. Mr. Spolidoro is our Chief Financial Officer, a position he has held since January 2016. Mr. Spolidoro worked from 1998 to 2015 in asset management firms as Equity Portfolio Manager where he consolidated his solid knowledge in finance, financial market, equity analysis and business. Mr. Spolidoro holds a B.S. degree in Mechanical Engineering at UFRJ and a graduate degree in finance and capital markets at PUC RJ School of Business.

Amit R. Shah. Mr. Shah is our Chief Strategy Officer, a position he has held since February 2020. He also serves as chairman of the board of directors at Avora Ltd (UK), Fact Finder GmbH (Germany), Magnolia AG (Switzerland) and Stonebranch Inc (U.S.). Previously, he was chief revenue officer for Microservices at SAP. From 2010 to 2016 he served as CEO at Jirafe Inc., a company he founded, which was acquired by SAP Hybris in 2016. From 2009 to 2010, Mr. Shah served as vice-president of Sales & Business Development at Magento Inc. Before Magento, he was co-founder of Joomlatools and OpenX. Mr. Shah holds a bachelor’s degree in Economics from University of Chicago.

Astha Malik. Mrs. Malik is our Chief Operating Officer for Growth, a position she has held since May 2021. She was vice-president of Global Go-to-market Strategy, Planning and Enablement from 2019 to 2021 and vice-president of Platform and Product Marketing from 2017 to 2019 at a high-growth SaaS company, Zendesk (NYSE: ZEN). Prior to that, she was vice-president of Marketing at PagerDuty (NYSE: PD). She has also held several other senior leadership positions across Sales and Marketing at Citrix, Prudential, Sumo Logic. Since November 2019, she also serves on the board of Greenhouse Software. Malik is an active advocate for diversity and leadership and recognized with awards by organizations committed to diversity initiatives, including Female Executive of the Year - Stevie awards for women in business and Business Leadership Award by the National Diversity Council. Mrs. Malik holds a Master of Science degree with the highest distinction along with a Director’s Award for academic excellence from Florida International University.

Rafael do Amaral Forte. Mr. Forte is the Brazil Growth Officer, a position he has held since 2019. From 2001 to 2011 he was the co-founder and Director of WX7, where he co-led the company’s growth and subsequent acquisition by VTEX. From 2016 to 2019, Mr. Forte served as our Head of Sales in Brazil. Since 2019, when VTEX and TOTVS announced the joint venture, Mr. Forte has been chairman of its Board of Directors. Mr. Forte holds a law degree from the University of São Judas, a MBA in Ecommerce Strategic Management from Anhembi University and a MBA in Strategic and Economic Business Management from FGV University. Mr. Forte is also a guest lecturer at the MBA in Strategic Retail Management at Ibmec University.

Santiago Naranjo Alvarez. Mr. Naranjo is our LatAm Growth Officer, a position he has held since June 2020. Mr. Naranjo served as Country Manager of Colombia from 2016 to 2020. Before joining VTEX, he served as Marketing Manager in Offcorss (CI Hermeco) for 10 years. Mr. Naranjo is a financial engineer and retail expert, passionate about Omnichannel and Cross Border ecommerce with more than 15 years of experience in ecommerce and retail, and 10 years of expertise leading the creation and expansion of successful brands, both physical and digital. Mr. Naranjo has also been a board member of the Colombian Chamber of Electronic Commerce (“CCCE”) since 2016 as a trusted advisor who shares knowledge that powers the ecommerce industry in Latin America. Santiago holds a B.S. degree in financial engineering with marketing at Universidad de Medellín.

Ricardo Camatta Sodré. Mr. Sodré is our Finance Executive Officer, a position he has held since February 2021. Previously, Mr. Sodré was a private equity investor at Advent International, where he joined as a trainee in 2009 before leaving as a director in January 2021. During his years at Advent, Mr. Sodré actively participated in more than 10 private equity investments, including CETIP, CCC Information Services and StoneCo, and in recent years he was a board member at Prisma Medios de Pago S.A., a leading payments company in Latin America, and GTM Holdings, a leading chemical distributor with presence in 11 countries in Latin America, where he was also a member of the Audit, Finance and M&A committees. Mr. Sodré holds a degree in Mechanical-Aeronautical Engineering with honors from Instituto Tecnológico de Aeronáutica (“ITA”) and an MBA from Harvard Business School.

Committees

Audit Committee

Upon completion of this offering, our board of directors will have established an audit committee. Our audit committee will initially consist of Alejandro Raul Scannapieco, Benoit Jean-Claude Marie Fouilland and Paulo Passoni. Alejandro Raul Scannapieco and Benoit Jean-Claude Marie Fouilland will be the co-chairmen of our audit committee. Alejandro Raul Scannapieco and Benoit Jean-Claude Marie Fouilland satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC, and they also will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act at the time of our initial public offering. Our audit committee will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Paulo Thiago Passoni, Francisco Alvarez-Demalde and Arshad Matin. Our compensation committee is responsible for, among other things, establishing cash compensation levels, adopting and administering our bonus programs, reviewing and approving severance arrangements and employment agreements to maintain competitiveness and further our performance objectives, establishing and recommending to our board of directors corporate goals and objectives relevant to compensation for our executive officers (including the Co-Chief Executive Officers), as well as recommending to our board of directors the form and amount of cash-and equity-based and other compensation to be paid to the non-employee members of the board of directors. As a foreign private issuer, our compensation committee is not required to satisfy the requirements of 303A.05 of the Corporate Governance Rules of the NYSE, including to be made up to “independent directors” as defined in such rules. While we are not required to make a determination as to whether the members of our compensation committee are “independent directors” for purposes of Section 303A.02 of the Corporate Governance Rules of the NYSE, we are of the view that (1) Mr. Passoni would not meet the independence requirements of such rule, (2) Mr Alvarez-Demalde may or may not meet the independence requirements of such rule and (3) Mr. Matin would satisfy such independence requirements.

Code of Ethics

We have adopted a code of ethics, which is applicable to all of our directors, officers and employees. We will make our code of ethics publicly available on our website upon the completion of this offering. We intend to disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our Class A common shares.

Compensation of Directors and Officers

Our directors, executive officers and management in general receive fixed and variable compensation. They also receive benefits generally in line with market practice in Brazil and elsewhere where we operate. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share options long term incentive program, as discussed below.

For the year ended December 31, 2020 and 2019, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was US$3.4 million and US$1.8 million, respectively, which includes both benefits paid in kind and compensation.

Equity Incentive Plan

We have and, subject to certain amendments, will continue to have both a share option plan and a restricted share plan in which eligible participants include certain members of our management and our employees. Beneficiaries under the share option plan or the restricted share plan, as the case may be, are granted rights to buy our shares or shares of our subsidiaries based on certain criteria determined and disclosed prior to the commencement of this offering. The final eligibility of any beneficiary to participate in the share option plan or restricted share plan is determined by our board of directors. For further information, see note 26 to our unaudited interim condensed consolidated financial statements and note 27 to our consolidated financial statements.

The maximum number shares that may be issued under the share option plan and under restricted share plan may not exceed 19,181,925 and 3,495,700, respectively, at any time. As of March 31, 2021, a total of 7,912,350 common shares were available for issuance under our share option plan, and a total of 459,578 common shares were available for issuance under our restricted share plan.

Agreements with our Executives

Certain of our executive officers have entered into employment agreements with us, certain of which provide for notice of termination periods and include restrictive covenants, including with respect to confidentiality, non-compete and exclusivity. None of our directors have entered into service agreements with us.

Directors’ and Officers’ Insurance

Prior to the consummation of this offering, we intend to obtain a directors’ and officers’ insurance coverage in reasonable and customary amounts with respect to general civil liability, including liabilities under the Securities Act, for acts carried out by our directors and executive officers in the course of their duties.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal and Selling Shareholders.”

Family Relationships

There are no family relationships between our directors and executive officers and shareholders.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below contains information regarding the beneficial ownership of our equity securities (1) immediately prior to the consummation of this offering; (2) following the offering of Class A common shares contemplated hereby, assuming no exercise of the option to purchase additional Class A common shares; and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional Class A common shares is exercised in full, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common shares;

•	each selling shareholder, which consists of the entities shown as having shares listed in the column “Common shares to be Sold in Offering” below;

•	each person who is or will be a member of our board of directors and each of our executive officers as of the consummation of this offering, individually; and

•	all of the persons who are members of our board of directors and all of our executive officers, as a group.

Beneficial ownership is determined under SEC rules and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A or Class B common shares shown as beneficially owned by the shareholder in the table.

Common shares subject to options, warrants or rights that are exercisable at the time of completion of this offering, or that will be exercisable within 60 days thereafter, are considered to be outstanding and beneficially owned by the person who holds such options, warrants or rights for purposes of computing that person’s common share ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•	immediately prior to the completion of this offering: 54,424,944 Class A common shares and 118,956,934 Class B common shares;

•

following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares: 71,389,544 Class A common shares and 115,869,036 Class B common shares; and

•

following the sale of Class A common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional Class A common shares: 74,239,544 Class A common shares and 115,869,036 Class B common shares.

The holders of our Class A common shares and Class B common shares have identical rights, except that holders of Class B common shares (1) are entitled to ten (10) votes per share, whereas holders of our Class A common shares are entitled to one (1) vote per share; (2) has certain conversion rights; and (3) are subject to certain transfer restrictions. For more information, see “Description of Share Capital.” Each Class B common share is convertible into one Class A common share. At the closing of this offering, all of the common shares to be sold by the selling shareholders will be converted from Class B common shares to Class A common shares. Neither selling shareholder will hold any Class A common shares after completing the offering.

	Common shares Beneficially Owned Prior to Offering				Total Voting Power Before Offering(1)	Common Shares to be Sold in the Offering	Common Shares Beneficially Owned After Offering without Exercise of Underwriters’ Option				Total Voting Power After Offering without Exercise of Underwriters’ Option(1)	Common Shares Beneficially Owned After Offering with Full Exercise of Underwriters’ Option				Total Voting Power After Offering with full exercise of Underwriters’ Option(1)
	Class A		Class B				Class A		Class B			Class A		Class B
	Shares	%	Shares	%	%		Shares	%	Shares	%	%	Shares	%	Shares	%	%
5% Shareholders
Geraldo do Carmo Thomaz Júnior(1)	500,000	0.3%	36,170,307	20.9%	29.1%	750,000	500,000	0.3%	35,420,307	18.9%	28.8%	500,000	0.3%	35,420,307	18.6%	28.8%
Mariano Gomide de Faria(1)	500,000	0.3%	36,170,307	20.9%	29.1%	750,000	500,000	0.3%	35,420,307	18.9%	28.8%	500,000	0.3%	35,420,307	18.6%	28.8%
LA Holdings (Cayman) Ltd.(2)	18,559,399	10.7%	18,559,399	10.7%	16.4%	—	18,559,399	9.9%	18,559,399	9.9%	16.6%	18,559,399	9.8%	18,559,399	9.8%	16.6%
Riverwood Managed Entities(3)	—	—	13,355,046	7.7%	10.7%	—	—	—	13,355,046	7.1%	10.9%	—	—	13,355,046	7.0%	10.8%
Affiliated of Tiger Global(4)	11,312,217	6.5%	—	0.0%	0.9%	—	11,312,217	6.0%	—	—	0.9%	11,312,217	5.9%	—	—	0.9%
Other Directors and Executive Officers
Paulo Thiago Passoni	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Francisco Alvarez-Demalde	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Alejandro Raul Scannapieco	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Arshad Matin	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Benoit Jean-Claude Marie Fouilland	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
André Spolidoro Ferreira Gomes(5)	—	—	1,168,975	0.7%	0.9%	68,975	—	—	1,100,000	0.6%	0.9%	—	—	1,100,000	0.6%	0.9%
Amit R. Shah(6)	51,020	0.0%	—	—	—	—	51,020	0.0%	—	—	0.0%	51,020	0.0%	—	—	0.0%
Ashta Malik	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Rafael do Amaral Forte(7)	—	—	3,765,989	2.2%	3.0%	274,740	—	—	3,491,249	1.9%	2.8%	—	—	3,491,249	1.8%	2.8%
Santiago Naranjo Alvarez(8)	67,224	0.0%	—	—	—	—	67,224	0.0%	—	—	0.0%	67,224	0.0%	—	—	0.0%
Ricardo Camatta Sodré(9)	77,000	0.0%	—	—	—	—	77,000	0.0%	—	—	0.0%	77,000	0.0%	—	—	0.0%

All directors and executive officers as a group (13 persons)	1,195,244	0.7%	77,275,578	44.6%	62.1%	1,843,715	1,195,244	0.6%	75,431,863	40.3%	61.3%	1,195,244	0.6%	74,431,863	39.7%	61.3%

Other selling shareholders
Constellation(10)	8,083,587	4.7%	—	—		2,035,400	6,048,187	3.2%	—	—	0.5%	6,048,187	3.2%	—	—	0.5%
Alexandre Nucci Soncini(11)	150,000	0.1%	3,627,926	2.1%	2.7%	274,740	150,000	0.1%	3,353,186	1.8%	2.7%	150,000	0.1%	3,353,186	1.8%	2.7%
Marcelo Couto Ferreira(12)	50,000	0.0%	2,919,443	1.7%	2.4%	619,443	50,000	0.0%	2,300,000	1.2%	1.9%	50,000	0.0%	2,300,000	1.2%	1.9%
Gustavo Nascimento Rios(13)	150,000	0.1%	3,219,542	1.9%	2.3%	350,000	150,000	0.1%	2,869,542	1.5%	2.3%	150,000	0.1%	2,869,542	1.5%	2.3%

(1)

Includes common shares held of record by Imbetiba Fund Inc., Mira Limited, Abrolhos One Limited, and Mr. do Carmo Thomaz Júnior. Mr. Gomide de Faria and Mr. do Carmo Thomaz Júnior may be deemed to beneficially own shares held of record by these entities and individual. Further includes 1,000,000 Class A common shares subject to options exercisable at the time of completion of this offering, or that will be exercisable within 60 days thereafter.

(2)

LA Holdings (Cayman) Ltd. is wholly owned by SoftBank Latin America Fund L.P., which in turn, is managed by SBLA Advisers Corp, the registered investment adviser. Paulo Thiago Passoni is a member of management of SBLA Advisers Corp. SBLA Advisers Corp has sole voting and dispositive power over the shares held by SoftBank Latin America Fund L.P. The business address for each of these entities is 600 Brickell Avenue, Suite 2650, Miami, Florida.

(3)

Consists of 3,525,731 Class B common shares held by Data Center Holdings II LLC; 3,529,933 Class B common shares held by IT Brazil Group II LLC; 3,529,557 Class B common shares held by RCP II Brazil Holdings LLC and 2,769,825 Class B common shares held by RCP II (Parallel B) Brazil Holdings LLC, entities incorporated under the laws of Delaware (together the “Riverwood-Managed Entities”), which are wholly owned by Data Center Holdings II AIV L.P., IT Brazil Group II AIV L.P., RCP II Brazil Holdings AIV L.P., and Riverwood Capital Partners II (Parallel-B) L.P., respectively (together, the “Riverwood-Managed Funds”), which management is controlled by Riverwood Capital II L.P., the general partner of each of the Riverwood-Managed Funds. Riverwood Capital GP II Ltd. is the general partner of Riverwood Capital II L.P. The Riverwood-Managed Funds, Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have shared voting and dispositive power over shares directly held by the Riverwood-Managed Entities (provided that the powers attributed to Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. are vested to them in their fiduciary capacity). All investment decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of Riverwood Capital GP II Ltd.’s eleven shareholders. Francisco Alvarez-Demalde is a member of the investment committee and a shareholder of Riverwood Capital GP II Ltd. He disclaims beneficial ownership with respect to the shares held by the Riverwood-Managed Entities except to the extent of his pecuniary interest therein. No single natural person controls investment or voting decisions with respect to the shares held by the Riverwood-Managed Entities. The business address for each of these entities is c/o Riverwood Capital Management L.P., 70 Willow Road, Suite 100, Menlo Park, California 94025.

(4)

Consists of Class A common shares held by Tiger Global Private Investment Partners XII, L.P. and other entities or persons affiliated with Tiger Global Management, LLC (“Tiger Global”). Tiger Global is controlled by Chase Coleman and Scott Shleifer. The business address of each of these entities and the individuals is 9 West 57th Street, 35th Floor, New York, New York 10019.

(5)

Mr. Spolidoro, our Chief Financial Officer, beneficially owns Class B common shares in us directly and indirectly through his ownership of all participation interests Botsmark LLC, an entity incorporated under the laws of Delaware. The business address for Mr. Spolidoro is 125 Kingsway, WC2B 6NH London, United Kingdom.

(6)	Mr. Shah, one of our executive officers, beneficially owns Class A common shares in us directly. The business address for Mr. Shah is 125 Kingsway, WC2B 6NH London, United Kingdom.
(7)

Mr. Forte, one of our executive officers, beneficially owns Class B common shares in us directly and indirectly through his ownership of all participation interests in RAF7 Ltd., an entity incorporated under the laws of the Commonwealth of The Bahamas. The business address for Mr. Forte is 125 Kingsway, WC2B 6NH London, United Kingdom.

(8)	Mr. Naranjo Alvarez, one of our executive officers, beneficially owns Class A common shares in us directly. The business address for Naranjo Alvarez is 125 Kingsway, WC2B 6NH London, United Kingdom.
(9)	Mr. Camatta Sodré, one of our executive officers, beneficially owns Class A common shares in us directly. The business address for Mr. Camatta Sodré is 125 Kingsway, WC2B 6NH London, United Kingdom.
(10)

Consists of Class A common shares held by Constellation Fund, SPC - Equities III (“Constellation Fund”), which management is controlled by Constellation Investimentos e Participações Ltda. (“Constellation”), the general partner of Constellation Fund. Constellation may be deemed to have shared voting and dispositive power over shares directly held by the Constellation Fund. All investment decisions over the shares held by the Constellation Fund are made by Mr. Florian Bartunek, Constellation´s CIO, and the investment team. The business address of Constellation is Rua Amauri, 255, 6 fl. Jd. Europa, São Paulo – SP, Brazil, CEP.: 01448-000

(11)

Includes 150,000 Class A common shares subject to options exercisable at the time of completion of this offering, or that will be exercisable within 60 days thereafter. Mr. Nucci Soncini, one of our employees, beneficially owns Class A and Class B common shares in us directly and indirectly through his ownership of all participation interest in MXL7 Investments LLC. The business address for Mr. Nucci Soncini is 125 Kingsway, WC2B 6NH London, United Kingdom.

(12)

Includes 50,000 Class A common shares subject to options exercisable at the time of completion of this offering, or that will be exercisable within 60 days thereafter. Mr. Couto Ferreira, one of our employees, beneficially owns Class A and Class B common shares in us indirectly through his ownership of all participation interest in MCFM Limited. The business address for Mr. Couto Ferreira is 125 Kingsway, WC2B 6NH London, United Kingdom.

(13)

Includes 150,000 Class A common shares subject to options exercisable at the time of completion of this offering, or that will be exercisable within 60 days thereafter. Mr. Nascimento Rios, one of our employees, beneficially owns Class A and Class B common shares in us indirectly through his ownership of all participation interest in Webmig Ltd. The business address for Mr. Nascimento Rios is 125 Kingsway, WC2B 6NH London, United Kingdom.

Registration Rights Agreement

Effective upon consummation of this offering, we will enter into a registration rights agreement, or the Registration Rights Agreement, with the following of our shareholders: LA Holdings (Cayman) Ltd., Geraldo do Carmo Thomas Júnior, Imbetiba Fund Inc., Abrolhos One Limited, Mira Limited, Data Center Holdings II LLC, IT Brazil Group II LLC, RCP II (Parallel B) Brazil Holdings LLC and RCP II Brazil Holdings LLC.

At any time beginning 180 days following the closing of this offering, subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, our shareholders that are party to the registration rights agreement may require that we register for public resale under the Securities Act all common shares constituting registrable securities that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$50,000,000. If we become eligible to register the sale of our securities on Form F-3 under the Securities Act, which will not be until at least twelve months after the date of this prospectus, such shareholders have the right to require us to register the sale of the registrable securities held by them on Form F-3, subject to offering size and other restrictions.

If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder (excluding any registration related to employee benefit plan, a corporate reorganization, other Rule 145 transactions, in connection with a dividend reinvestment plan or for the sole purpose of offering securities to another entity or its security holders in connection with the acquisition of assets or securities of such entity), such shareholders are entitled to notice of such registration and to request that we include registrable securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such registrable securities in such registration statement.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will indemnify any selling shareholders and we will bear all fees, costs and expenses (except underwriting discounts and spreads).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In the ordinary course of business, we and our subsidiaries enter into and expect to continue to enter into intercompany commercial transactions with entities of our group for the acquisition and lease of equipment, provision of collecting services and cost sharing arrangements.

Also, in addition to the compensation arrangements with directors and executive officers described under “Management—Compensation of Directors and Officers” and “Management—Equity Incentive Plan” and certain rights granted to certain of our pre-IPO shareholders as described under “Principal and Selling Shareholders—Registration Rights Agreement.” Since January 1, 2018 we have not entered into any related party transaction that is material to us.

As of December 31, 2020, we owed an amount of US$2.0 million to one of our shareholders in connection with the buyback of common shares held by such shareholder. This amount was fully paid in January 2021. For further information see notes 19.2 and 22.2 to our unaudited interim condensed consolidated financial statements 20.2 and 23.2 to our consolidated financial statements.

As of December 31, 2019, VTEX UK, our subsidiary, had an outstanding loan with Mariano Gomide de Faria, our co-Chairman and co-Chief Executive Officer, in the amount of US$62.0 thousand, which was fully repaid in March 2020.

Directed Share Program

At our request, our directors, executive officers and certain employees and other persons associated with us have the opportunity to purchase up to 1% of the Class A common shares offered by us by this prospectus at the initial public offering price in a directed share program, to the extent permitted by local securities laws. To the extent directors and executive officers purchase Class A common shares in this offering, the shares will be subject to an up to 180-day lock-up restriction. See “Underwriting” for more information.

Related Person Transaction Policy

Prior to the completion of this offering, we intend to enter into a new related person transaction policy. We expect that this related party transaction policy will require certain related party transactions to be approved by our board of directors or a designated committee thereof, which may include our audit committee, once implemented.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our amended and restated articles of association will require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Agreements with our Executives

Certain of our executive officers have entered into employment agreements, certain of which provide for notice of termination periods and include restrictive covenants. None of our directors have entered into service agreements with us. See “Management—Employment Agreements.”

Registration Rights Agreement

Effective upon consummation of this offering, we will enter into a Registration Rights Agreement with certain of our pre-IPO shareholders. See “Principal and Selling Shareholders—Registration Rights Agreement.”

Relationships with our Directors and Executive Officers

Upon completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional Class A common shares, Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria our co-chairman and co-chief executive officers will directly or indirectly hold 37.8% of our common shares (and 57.6% of the voting power of our outstanding common shares). See “Principal and Selling Shareholders.”

DESCRIPTION OF SHARE CAPITAL

General

VTEX, the company whose Class A common shares are being offered in this prospectus, was incorporated on July 25, 2018, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted, and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Act (Revised) of the Cayman Islands, or the Companies Act.

Our affairs are governed principally by: (1) Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands.

Our Articles of Association authorize the issuance of up to 2,100,000,000 common shares of our authorized share capital. As of the date of this prospectus, 54,424,944 Class A common shares and 118,956,934 Class B common shares of our authorized share capital were issued, fully paid and outstanding. Upon the completion of this offering, we will have 71,389,544 Class A common shares and 115,869,036 Class B common shares of our authorized share capital issued and outstanding, assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares.

Listing

Our Class A common shares have been approved for listing on the NYSE under the symbol “VTEX.”

Initial settlement of our Class A common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association. This discussion does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles of Association. The form of our Memorandum and Articles of Association is filed as an exhibit to the registration statement of which this prospectus forms a part.

Share Capital

The Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one (1) vote per share, and Class B common shares, which are entitled to ten (10) per share. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Common Shares.”

At the date of this prospectus, our total authorized share capital was US$210,000 divided into 2,100,000,000 common shares with par value of US$0.0001.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Following this offering, we will have a total issued share capital of US$18,725.90, divided into 187,258,580 common shares (assuming no exercise of the underwriters’ option to purchase additional Class A common shares) and US$19,010.90, divided into 190,108,580 (assuming full exercise of the underwriters’ option to purchase additional Class A common shares). Those common shares will be divided into 71,389,544 Class A common shares and 115,869,036 Class B common shares (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or 74,239,544 Class A common shares and 115,869,036 Class B common shares (assuming full exercise of the underwriters’ option to purchase additional Class A common shares). See “Capitalization” and “Dilution.”

Treasury Stock

At the date of this prospectus, we have no shares in treasury.

Issuance of Shares

Except as expressly provided in our Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, we shall not issue bearer shares.

Our Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; or (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration. In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future.

Our Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares.

Fiscal Year

Our fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (1) the holder of Class B common shares is entitled to ten (10) votes per share, whereas holders of Class A common shares are entitled to one (1) vote per share; and (2) Class B common shares have certain conversion rights. For more information see “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Our Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(1) Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(2) the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(3) the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share; and (2) on the election of the holders of (A) two-thirds of the then issued and outstanding Class B common shares, prior to the tenth anniversary of this offering, and (B) the majority of the then issued and outstanding Class B common shares following the tenth anniversary of this offering.

In addition, each Class B common share will convert automatically into one Class A common share upon (1) any transfer, whether or not for value, except for certain transfers described in our Articles of Association, including transfer between controlling shareholders, transfers to affiliates and for tax and estate planning purposes, so long as the transferring holder continues to hold voting and dispositive power with respect to the shares transferred, or in the case of the controlling shareholders, one of the controlling shareholders continues to hold voting and dispositive power with respect to the shares transferred; or (2) if, at any time, the total number of the issued and outstanding Class B common shares represents less than 10% of the total number of shares outstanding.

Furthermore, the Company has agreed with each of the controlling shareholders that the Class B common shares held by each controlling shareholder will convert automatically into one Class A common share on the ninety-day anniversary of the death or permanent disability of such controlling shareholder, provided, however, that during such period the surviving controlling shareholder shall have the option (but not the obligation) to receive such Class B common shares in exchange for Class A common shares at a ratio of 1-to-1.

Equal Status

Except as expressly provided in our Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not we are the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which we are a party; or (2) any tender or exchange offer by us to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to us in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one (1) vote per Class A common share and ten (10) per Class B common share.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors; provided, that our board of directors has the discretion as to whether or not to hold an annual general meeting in 2021. The agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, we may, but are not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders will be held where the directors so decide. To the extent permitted by law, annual general meetings may also be held virtually.

The Companies Act provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Our Articles of Association provides that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice, as discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, NYSE and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for substantially all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.

Pursuant to our Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If both the chairman and vice-chairman of our board of directors are absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If we are voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between us and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between us and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between us and any person or persons to waive or limit the same, shall apply our property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests into us.

Changes to Capital

Pursuant to the Articles of Association, we may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•

subdivide our existing shares or any of them into shares of a smaller amount; provided, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, we may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any of our shareholder may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the NYSE or any other form approved by the Company’s board of directors.

The Class A common shares sold in this offering will be traded on the NYSE in book-entry form and may be transferred in accordance with our Articles of Association and the NYSE rules and regulations.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof;

•

the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in our favor; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and the Articles of Association permit us to purchase our own common shares, subject to certain restrictions. The board of directors may only exercise this power on our behalf, subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the NYSE, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by us. Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and our Articles of Association, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of our common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

We are managed by our board of directors. The Articles of Association provide that, unless otherwise determined by an ordinary resolution of shareholders, the board of directors will be composed of four (4) to 11 (11) directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while our shares are admitted to trading on the NYSE and we meet all other requirements set forth by U.S. securities laws to continue to qualify as a foreign private issuer, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal. Notwithstanding the foregoing, our controlling shareholders may appoint: (1) a majority of the total number of directors rounded upward to the nearest whole number, for so long as they hold at least 25% of our outstanding voting power; (2) 25% total number of directors rounded upward to the nearest whole number, for so long as they hold at least 10% of our outstanding voting power; and (3) 10% total number of directors rounded upward to the nearest whole number, for so long as less they hold less than 10% but more than 5% of our outstanding voting power. The controlling shareholders may in like manner remove such director(s) appointed by them and appoint such replacement director(s).

Our Articles of Association provide that from and after the date on which our controlling shareholders (and/or their respective affiliates) no longer constitute a group that beneficially owns more than 50% of our outstanding voting power on the classifying date, (the Classifying Date), the directors shall be divided into three classes designated Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual general meeting of the shareholders following the annual general meeting of the shareholders at which such director was elected as subject to the provisions of our Articles of Association, and being understood that for the first designation, directors initially designated as Class I Directors shall serve for a term ending on the date of the first annual general meeting shareholders following the Classifying Date, directors initially designated as Class II directors shall serve for a term ending on the second annual general meeting of shareholders following the Classifying Date, and directors initially designated as Class III directors shall serve for a term ending on the date of the third annual general meeting of the shareholders following the Classifying Date. For so long as our controlling shareholders hold at least 25% of our outstanding voting power, the directors appointed by our controlling shareholders shall be allocated to Class III and for so long as they hold more than 25% of our outstanding voting power (and therefore have the power to appoint a majority of the directors), the directors appointed by our controlling shareholders shall be allocated to Class III (which will accordingly be comprised solely of such directors) and the remainder of the directors appointed by our controlling shareholders will be allocated to Class II unless, in each case, our controlling shareholders otherwise determine.

By the listing date of this offering, the directors will be Geraldo do Carmo Thomaz Júnior, Mariano Gomide de Faria, Paulo Thiago Passoni, Francisco Alvarez-Demalde, Alejandro Raul Scannapieco, Arshad Matin and Benoit Jean-Claude Marie Fouilland. Alejandro Raul Scannapieco and Benoit Jean-Claude Marie Fouilland are members of our audit committee and “independent” as that term is defined under Rule 10A-3 of the Exchange Act. Arshad Matin is a member of our compensation committee he and would be “independent” as that term is defined under Section 303A.02 of the Corporate Governance Rules of the NYSE.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Upon the completion of the offering, the board of directors will have in place an audit committee. See “Management—Audit Committee.”

Grounds for Removing a Director

Except for directors appointed by the controlling shareholders, which may be removed by them at any time at their discretion, before the expiration of his or her term of office, a director may only be removed for cause by ordinary resolution in accordance with the provisions of our Articles of Association, provided further that each director appointed prior to this offering may be removed by the appointing shareholder at its discretion. Cause shall mean, in relation to a director, the occurrence of any of the following events: (1) the person’s conviction by final judgment issued by a competent court or declaration of guilt before a competent court with respect to any offense considered an intentional crime or punishable by detention, or a torpid act, intentional fraud, improbity, theft or anti-ethic business conduct in the jurisdiction involved; (2) fraud, theft, financial dishonesty, misappropriation or embezzlement of funds by the person, whether before or after the date of his/her election, that adversely affects us; (3) breach or willful misconduct by the person in the performance of its obligations, including, among others, (a) uninterrupted or repeated omission or refusal to perform the obligations and duties established in the Articles of Association or in the applicable laws, (b) incapacity, by the person, to comply with the obligations and duties as a result of an alcohol or drug addiction; or (4) willful misconduct that causes material damages to or that adversely affects the financial situation or our commercial reputation.

The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten (10) calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

Our Articles of Association provide that our business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two (2) directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote. Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place in any location the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the NYSE, the board of directors may from time to time at its discretion exercise all powers of VTEX, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Chairman and Vice-Chairman

Our board of directors will have at least one chairman who is elected and appointed by the controlling shareholders to act as the chairman at board meetings as long as the controlling shareholders hold at least 50% of all outstanding voting powers of the shareholders. Where the controlling shareholders do not have such voting power then the board of directors shall have a chairman elected and appointed by the board of directors to act as the chairman at board meetings. A vice-chairman may be elected to act in the absence of the chairman at board meetings in the same manner as above including controlling shareholders appointment.

The period for which the chairman and/or the vice-chairman shall hold office shall be determined in accordance with the Articles of Association. The chairman shall preside as chairman at every meeting of the board of directors at which he is present. Where the chairman is not present at a meeting of the board of directors, the vice-chairman, if any, shall act as chairman, or in his absence, the attending directors of the board of directors may choose one director to be the chairman of the meeting.

Inspection of Books and Records

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, we must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, our register of shareholders is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A common shares in this offering. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of shareholders reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of shareholders maintained by a company should be rectified where it considers that the register of shareholders does not reflect the correct legal position. If an application for an order for rectification of the register of shareholders were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers.

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in our control or management that shareholders may consider favorable. In particular, our capital structure concentrates ownership of voting rights in the hands of our controlling shareholders. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire our control to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, consequently, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

Our Class B common shares are entitled to ten (10) votes per share, while the Class A common shares are entitled to one (1) vote per share. Our controlling shareholders own a majority of our Class B common shares, they have the ability to elect certain directors (see “—Appointment, Disqualification and Removal of Directors” above) and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as our controlling shareholders have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of VTEX, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that we have two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of VTEX.

Preferred Shares

Our board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in our best interests.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control VTEX; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Prior to the completion of this offering, we intend to enter into a registration rights agreement with certain pre-IPO shareholders representing a substantial portion of our issued share capital pursuant to which we will grant them customary registration rights for the resale of the Class A common shares held by them (including Class A common shares acquired upon conversion of Class B common shares). Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Class A common shares covered by a registration statement will be eligible for sales in the public market upon the expiration, or their release from the terms of, the lock-up agreements described below. In addition, even if such shareholders do not exercise their formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.

We and our executive officers, directors and pre-IPO shareholders representing substantially all of our issued share capital have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the period of up to 180 days following the date of this prospectus without the prior consent of J.P. Morgan Securities LLC. However, J.P. Morgan Securities LLC may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition, these lock-up agreements are subject to the exceptions described in “Common Shares Eligible for Future Sale,” including the right for us to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided, that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (x) a special resolution (usually a majority of 66 2⁄3% in value) of the shareholders of each company; or (y) such other authorization, if any, as may be specified in such company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (1) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (2) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (3) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; (4) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (1) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (2) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (3) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (4) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (1) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (2) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (3) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (4) within seven days following the date of the expiration of the period set out in paragraph (2) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (5) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-Out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of VTEX to vote compensation to themselves or any member of their body in the absence of an independent quorum. We have established a Compensation Committee, but such committee is not required, nor is it expected, to be made up of independent directors or otherwise comply with Section 303A.05 of the Corporate Governance Rules of the NYSE. See “Management—Compensation Committee.”

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain corporate NYSE governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•

Section 303A.01 of the Corporate Governance Rules of the NYSE, which requires that independent directors comprise a majority of a company’s board of directors. As al-lowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•

Section 303A.04 of the Corporate Governance Rules of the NYSE, which requires that a company have a nomination committee comprised solely of “independent directors” as defined by NYSE. As allowed by the laws of the Cayman Islands, we do not have a nomination committee, nor do we have any current intention to establish one.

•

Section 303A.05 of the Corporate Governance Rules of the NYSE, which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. Although we currently have a compensation committee, we are not required by the laws of the Cayman Island, nor do we intend, to have such committee comply with Section 303A.05 of the Corporate Governance Rules of the NYSE.

Borrowing Powers

Our directors may exercise all the powers of VTEX to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of VTEX or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provides that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ and Controlling Shareholders’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest; provided, that he has disclosed that nature of his interest to the board of directors. Our Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Furthermore, as a matter of Cayman Islands law and in contrast to the position under Delaware corporate law, controlling shareholders of Cayman Islands companies do not owe fiduciary duties to those companies, other than the limited duty that applies to all shareholders to exercise their votes to amend a company’s articles of association in good faith in the interests of the company. The absence of this minority shareholder protection might impact the ability of minority shareholders to protect their interests.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations; provided, that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provides that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, we may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Our Articles of Association also give its board of directors the authority to petition the Cayman Islands Court to wind-up VTEX.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act, 2017 of the Cayman Islands, or the DPL, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment in us you will provide us with certain personal information which constitutes personal data within the meaning of the DPL, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (1) where this is necessary for the performance of our rights and obligations under any agreements; (2) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (3) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

CLASS A COMMON SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common shares, and we cannot guarantee that a significant public market for our Class A common shares will develop or be sustained after this offering. Future sales of substantial amounts of our Class A common shares in the public market after this offering, or the possibility of these sales occurring, could materially and adversely affect the prevailing market prices. Furthermore, since only a limited number of Class A common shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of Class A common shares in the public market after those restrictions lapse could adversely affect the prevailing market price for our Class A common shares, as well as our ability to raise equity capital in the future.

Upon the completion of this offering, 71,389,544 Class A common shares will be outstanding (assuming no exercise of the underwriters’ option to purchase additional Class A common shares). The Class A common shares to be sold in this offering by us or the selling shareholders will be freely tradable, except (1) that any Class A common shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, in this offering may only be sold in compliance with the limitations described below, and (2) for shares purchased in this offering by certain participants in our directed share program who are subject to lock-up restrictions. The remaining Class B common shares outstanding after this offering, representing 61.9% of our outstanding shares, will be held by our current shareholders and restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all Class B common shares (as converted into Class A common shares in the event of such sale) will be eligible for resale in compliance with Rule 144 or Rule 701. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These Class A common shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Lock-up Agreements

Our executive officers, directors and pre-IPO shareholders representing substantially all of our issued share capital have agreed with the underwriters, subject to certain exceptions described below, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class A common shares, or any options or warrants to purchase any Class A common shares, or any securities convertible into, exchangeable for or that represent the right to receive Class A common shares (including Class B common shares), whether now owned or later acquired, engage in any hedging or other transaction which is designed to or which reasonably would be expected to lead to or result in a sale or disposition of Class A common shares, including any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC. These lock-up restrictions will not apply to: (1) bona fide gifts, as long as such donee or donees agree to be bound by the terms of the lock-up agreement; (2) any trust for the direct or indirect benefit of the signatories of the lock-up agreement or their immediate family; provided, that the trustee of such a trust agrees in writing to be bound by the terms of the lock-up agreement; (3) transfers that occur (a) as a result of the operation of law or (b) by reason of a will or under the laws of descent, or pursuant to statutes governing the effects of a qualified domestic order or divorce settlement; provided, that the transferee or transferees agree in writing to bound by the terms of the lock-up agreement; (4) transactions relating to our common shares or other securities acquired (a) from the underwriters in this offering or (b) in the open market after the completion of this offering; provided, that no filing under Section 16(a) of the Exchange Act shall be voluntarily made in connection with subsequent sales of Class A common shares or other securities acquired in such open market transactions, provided, that it if any filing under Section 16(a) of the Exchange Act (as defined below), or other public filing, report or announcement reporting a reduction in beneficial ownership of Class A common shares in connection with such transfer or distribution shall be legally required during the lock-up period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer; (5) transfers following the consummation of our initial public offering, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our issued share capital involving a “change of control” (meaning a change in our ownership of not less than 90%) that has been approved by our board of directors; provided, that should such a transaction not be completed, the lock-up restrictions will continue to apply to the signatories of the lock-up agreement; (6) transfers whereby a signatory of the lock-up agreement that is an entity transfers its Class A common shares to a subsidiary or an “affiliate” (as defined by Rule 405 of the Securities Act), or distributes its Class A common shares to partners, members, shareholders or holders of similar equity interest in the signatory to the lock-up agreement; provided, that the transferee or transferees agree to remain subject to the restrictions set forth in the lock-up agreement; or (7) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided, that such a plan does not provide for the transfer of Class A common shares during the lock-up period and; provided, further, that no public announcement whether required or voluntary shall be made (except in the case of 4(a) above).

Early Lock-Up Expiration

The terms of the lock-up agreements will expire on 40% of each shareholder’s shares of Class A common shares or securities convertible into or exchangeable for Class A common shares (including our Class B commons shares) subject to the lock-up agreement (provided, that if the shareholder is a member of our board of directors (excluding affiliated funds) or management team, then such amount is 20%) if certain conditions are met and will become available for sale prior to the opening of trading on the third full trading day following the date on which all of the below conditions are satisfied.

Notwithstanding anything else in the paragraph above, we may elect, by written notice, at least five days before any release, that no such early release will occur. If we so elect that no such release will occur, we will publicly announce such decision at least two trading days prior to the date scheduled for such release.

An Early Lock-Up Expiration Date will occur if:

•	such date is at least 90 days after the date of this prospectus; and

•

on such date, and for five out of any 10 consecutive trading days ending on such date, the last reported closing price of our Class A common shares is at least 40% greater than the initial public offering price set forth on the cover page of this prospectus.

Final Lock-Up Expiration

All remaining Class A common shares or securities convertible into or exchangeable for Class A common shares (including our Class B commons shares) subject to the lock-up agreement and not released on the Early Lock-Up Expiration Date will be released prior to the opening of trading on the first full trading day following the period of 180 days after the date of this prospectus.

The following table summarizes the two potential lock-up expiration dates:

Type of Release	Conditions	Expiration Date	Percent Released	Discretion
Early Lock-Up Expiration

All must be satisfied:

•  90 days from initial public offering pricing; and

•  On such date, and for five out of any 10 consecutive trading days ending on such date, trading price at least 40% higher than initial public offering price.

		Prior to opening of trading on third full trading day following date on which all conditions are satisfied.	• 20% for directors (excluding affiliated funds) and management team; and • 40% for all other equity holders (including affiliates).	We may elect, by written notice, at least five days before any release, that no such early release will occur. If we so elect that no such release will occur, we will publicly announce such decision at least two trading days prior to the date scheduled for such release.

Final Lock-Up Expiration	180 days.	Prior to opening of trading on first full trading day following date on which condition is satisfied.	All remaining shares.	N/A.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common shares or the average weekly trading volume of our Class A common shares on the during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased Class A common shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of us during the immediately preceding 90 days to sell these Class A common shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 Class A common shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 Class A common shares, however, are required to wait until 90 days after the date of this prospectus before selling such Class A common shares pursuant to Rule 701.

Registration Rights

Effective upon consummation of this offering, we intend to enter into a registration rights agreement with certain pre-IPO shareholders representing a substantial portion of our issued share capital pursuant to which we will grant them customary registration rights for the resale of the Class A common shares held by them (including Class A common shares acquired upon conversion of Class B common shares). Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Class A common shares covered by a registration statement will be eligible for sales in the public market upon the expiration, or their release from the terms of, the lock-up agreements described above. Any sales of securities by these share-holders could have a material adverse effect on the trading price of our Class A common shares. See “Principal and Selling Shareholders—Registration Rights Agreement.”

Equity Incentive Plan

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all of the Class A common shares issued or reserved for issuance under our incentive plan. See “Management—Equity Incentive Plan.” We expect to file this registration statement as soon as practicable after this offering. Class A common shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such Class A common shares.

CERTAIN TAX CONSIDERATIONS

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Certain Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands. This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Certain United States Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences of the ownership and disposition of our Class A common shares. This discussion deals only with Class A common shares that are held as capital assets by a U.S. Holder (as defined below).

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A common shares that is, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer or broker in securities;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Class A common shares as part of an integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of all of our outstanding stock (by vote or value);

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•

a person required to accelerate the recognition of any item of gross income with respect to our Class A common shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or partner of a partnership holding our Class A common shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase of our Class A common shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of our Class A common shares, as well as the consequences to you arising under other U.S. federal tax laws (such as estate and gift tax laws) and the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on our Class A common shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the Class A common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Sales or Exchanges”). We do not, however, expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes.

Any dividends that you receive will be includable in your gross income as ordinary income on the day actually or constructively received by you and, for purposes of calculating the U.S. foreign tax credit, such dividends will be treated as income from sources outside the United States and will generally constitute passive category income. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A common shares, which will be listed on the NYSE, will be readily tradable on an established securities market in the United States. Thus, we believe that any dividends we pay on our Class A common shares to non-corporate U.S. Holders will be potentially eligible for these reduced tax rates. There can be no assurance, however, that our Class A common shares will be considered readily tradable on an established securities market in later years. In addition, non-corporate U.S. Holders will not be eligible for reduced tax rates on any dividends received from us if we are a passive foreign investment company (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Distributions of Class A common shares, or rights to subscribe for Class A common shares, which are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Sales or Exchanges

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A common shares in an amount equal to the difference between the amount realized for the Class A common shares and your tax basis in the Class A common shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the Class A common shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce, or are held for the production of, passive income

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the expected market value of our Class A common shares, a decrease in the price of our Class A common shares may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our Class A common shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our Class A common shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of Class A common shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class A common shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Class A common shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class A common shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the Class A common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Class A common shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, if we are a PFIC for any taxable year in which you hold our Class A common shares, you may make a mark-to-market election with respect to your Class A common shares provided such Class A common shares are treated as “marketable stock.” The Class A common shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). A class of stock is considered “regularly traded” on a qualified exchange or other market for any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. It is intended that the Class A common shares will be listed on the NYSE, which is treated as a qualified exchange for these purposes, but no assurance can be given that the Class A common shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your Class A common shares at the end of the year over your adjusted tax basis in the Class A common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class A common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class A common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your Class A common shares in a year that we are a PFIC, any gain will be treated as ordinary income and, to the extent of the net amount of previously included income as a result of the mark-to-market election, any loss will be treated as ordinary loss.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A common shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service, or the IRS, consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you will generally continue to be subject to the special tax rules discussed above with respect your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you with respect to our Class A common shares because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our Class A common shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our Class A common shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding Class A common shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A common shares and the proceeds from the sale, exchange or other disposition of Class A common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Certain U.S. Holders are required to report information relating to our Class A common shares, subject to certain exceptions (including an exception for Class A common shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the Class A common shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the Class A common shares.

UNDERWRITING

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement dated July 20, 2021 with respect to the Class A common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriter	Number of Class A Common Shares
J.P. Morgan Securities LLC	5,738,000
Goldman Sachs & Co. LLC	5,092,000
BofA Securities, Inc.	4,332,000
KeyBanc Capital Markets Inc.	1,900,000
Morgan Stanley & Co. LLC	950,000
Itau BBA USA Securities, Inc.	988,000
Total	19,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A common shares sold under the underwriting agreement, if any of these Class A common shares are purchased, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have granted the underwriters an option to buy up to an additional 2,850,000 Class A common shares from us and the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1% of the Class A common shares offered by us by this prospectus for sale to our directors, executive officers and certain of our employees and other persons associated with us, to the extent permitted under applicable regulations in the United States and in various countries. The sales will be made by J.P. Morgan Securities LLC, an underwriter of this offering, through a directed share program. If these persons purchase Class A common shares it will reduce the number of Class A common shares available for sale to the general public. Any reserved Class A common shares that are not purchased will be offered by the underwriters to the general public on the same terms as the other Class A common shares offered by this prospectus. We have agreed to indemnify J.P. Morgan Securities LLC in connection with the directed share program, including for the failure of any participant to pay for its Class A common shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to Class A common shares sold pursuant to the directed share program. Class A common shares sold to our directors and executive officers pursuant to the directed share program will be subject to an up to 180-day lock-up restriction.

Commissions and Discounts

The following table shows the per Class A common share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us and by the selling shareholders, and proceeds before expenses to us and to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,850,000 Class A common shares.

	Total
	Per Class A common share	No Exercise	Full Exercise
	(US$)
Initial public offering price	19.00	361,000,000	415,150,000
Underwriting discounts and commissions to be paid by us	1.19	16,478,584	19,862,959
Underwriting discounts and commissions to be paid by the selling shareholders	1.19	6,083,916	6,083,916
Proceeds, before expenses, to us	17.81	247,178,754	297,944,379
Proceeds, before expenses, to the selling shareholders	$17.81	91,258,746	91,258,746

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$2,595,500, which considers US$904,500 that the underwriters have agreed to reimburse us.

An entity advised by Tiger Global Management, LLC that is an affiliate of existing holders of our shares, has agreed to purchase US$50.0 million in Class A common shares in this offering at the initial public offering price. The underwriters will receive the same discount on any of our Class A common shares purchased by such potential purchaser as they will from any other Class A common shares sold to the public in this offering.

Class A common shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A common shares sold by the underwriters to securities dealers may be sold at a discount of up to US$1.19 per Class A common share from the initial public offering price. After the initial offering of our shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Lock-up Agreements

Our executive officers, directors and pre-IPO shareholders representing substantially all of our issued share capital have agreed with the underwriters, subject to certain exceptions described below, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class A common shares, or any options or warrants to purchase any Class A common shares, or any securities convertible into, exchangeable for or that represent the right to receive Class A common shares (including Class B common shares), whether now owned or later acquired, engage in any hedging or other transaction which is designed to or which reasonably would be expected to lead to or result in a sale or disposition of Class A common shares, including any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC. These lock-up restrictions will not apply to: (1) bona fide gifts, as long as such donee or donees agree to be bound by the terms of the lock-up agreement; (2) any trust for the direct or indirect benefit of the signatories of the lock-up agreement or their immediate family; provided, that the trustee of such a trust agrees in writing to be bound by the terms of the lock-up agreement; (3) transfers that occur (a) as a result of the operation of law or (b) by reason of a will or under the laws of descent, or pursuant to statutes governing the effects of a qualified domestic order or divorce settlement;

provided, that the transferee or transferees agree in writing to bound by the terms of the lock-up agreement; (4) transactions relating to our Class A common shares or other securities acquired in the open market after the completion of this offering; provided, that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Class A common shares or other securities acquired in such open market transactions; (5) transfers following the consummation of our initial public offering, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our issued share capital involving a “change of control” (meaning a change in our ownership of not less than 90%) that has been approved by our board of directors; provided, that should such a transaction not be completed, the lock-up restrictions will continue to apply to the signatories of the lock-up agreement; (6) transfers whereby a signatory of the lock-up agreement that is an entity transfers its Class A common shares to a subsidiary or an “affiliate” (as defined by Rule 405 of the Securities Act), or distributes its Class A common shares to partners, members, shareholders or holders of similar equity interest in the signatory to the lock-up agreement; provided, that the transferee or transferees agree to remain subject to the restrictions set forth in the lock-up agreement; or (7) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided, that such a plan does not provide for the transfer of Class A common shares during the lock-up period and; provided, further, that no public announcement whether required or voluntary shall be made.

Early Lock-Up Expiration

The terms of the lock-up agreements will expire on 40% of each shareholder’s shares of Class A common shares or securities convertible into or exchangeable for Class A common shares (including our Class B commons shares) subject to the lock-up agreement (provided, that if the shareholder is a member of our board of directors (excluding affiliated funds) or management team, then such amount is 20%) if certain conditions are met and will become available for sale prior to the opening of trading on the third full trading day following the date on which all of the below conditions are satisfied.

Notwithstanding anything else in the paragraph above, we may elect, by written notice, at least five days before any release, that no such early release will occur. If we so elect that no such release will occur, we will publicly announce such decision at least two trading days prior to the date scheduled for such release.

An Early Lock-Up Expiration Date will occur if:

•	such date is at least 90 days after the date of this prospectus; and

•

on such date, and for five out of any 10 consecutive trading days ending on such date, the last reported closing price of our Class A common shares is at least 40% greater than the initial public offering price set forth on the cover page of this prospectus.

Final Lock-Up Expiration

All remaining Class A common shares or securities convertible into or exchangeable for Class A common shares (including our Class B commons shares) subject to the lock-up agreement and not released on the Early Lock-Up Expiration Date will be released prior to the opening of trading on the first full trading day following the period of 180 days after the date of this prospectus.

We also agreed not to file with the SEC a registration statement under the Securities Act relating to, any securities that are substantially similar to the Class A common shares, including but not limited to any options or warrants to purchase Class A common shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A common shares (including Class B common shares) or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Class A common shares or any such other securities. These restrictions will not apply to: (1) the issuance of Class A common shares to be sold pursuant to this offering; (2) grants of stock options, share awards, restricted shares, restricted stock units or other equity awards; (3) the issuance of Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) upon the exercise of an option, restricted stock unit or warrant under an equity incentive plan; provided, that the recipients of such Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) agree in writing with the representatives of the underwriters to be bound by the terms of the lock-up letter described in underwriting agreement (the “lock-up letter”), and confirms that he, she or it has been in compliance with the terms of such lock-up letter; (4) the issuance of Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) upon the conversion of a security described in this prospectus; provided, that the recipients of such Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) agree in writing with the representatives of the underwriters to be bound by the terms of the lock-up letter hereof and confirms that he, she or it has been in compliance with the terms of such lock-up letter; (5) the issuance of Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) in connection with a merger, acquisition, joint venture or strategic participation entered into by us; provided, that the aggregate number of such Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) issued thereby shall not exceed 10% of the total number of Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) issued and outstanding as of the date of such merger, acquisition, joint venture or strategic participation and the recipients of such Class A common shares or securities convertible into or exchangeable for Class A common shares (including Class B commons shares) agree in writing with the representatives of the underwriters to be bound by the terms of the lock-up letter hereof and confirms that he, she or it has been in compliance with the terms of such lock-up letter, (6) the filing by us of any registration statement on Form S-8 or a successor form thereto relating to our long term incentive plan described in this prospectus, and (7) registration of shares pursuant to a demand registration from shareholders for which the 180-day restricted period shall have expired early pursuant to the lock-up letter.

Listing Venue

Our Class A common shares have been approved for listing on the NYSE, subject to notice of issuance, under the symbol “VTEX.”

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling shareholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the number of additional Class A common shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional Class A common shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional Class A common shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the number of additional Class A common shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Selling Restrictions

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no Class A common shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Class A common shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Class A common shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided, that no such offer of the Class A common shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Neither we nor the representatives of the underwriters named above have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any Class A common shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and each of the underwriters that it is a “qualified investor” within the meaning of the Prospectus Regulation.

In the case of any Class A common shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class A common shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A common shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for any Class A common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with this offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to this offering.

United Kingdom

This document is for distribution only to persons who (1) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial

Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); (2) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; (3) are outside the United Kingdom; or (4) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common shares must observe such Australian on-sale restrictions.

The Company is not licensed in Australia to provide financial product advice in relation to the Class A common shares. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Any advice contained in this document is general advice only. Before making an investment decision on the basis of this document, investors should consider the appropriateness of the information in this document, having regard to their own objectives, financial situation and needs, and, if necessary, seek expert advice on those matters. No cooling off period applies to an acquisition of the Class A common shares.

Brazil

The offer and sale of our Class A common shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários—“CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under Law

No. 6,385, of December 7, 1976, as amended, under CVM Rule No. 400, of December 29, 2003, as amended, or under CVM Rule No. 476, of January 16, 2009, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common shares cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our Class A common shares, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of shares to the public in Brazil.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided, that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. The Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The offer of the Class A common shares is subject to CMF Rule 336. The Class A common shares being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class A common shares are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class A common shares in Chile. Accordingly, the Class A common shares cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class A common shares may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class A common shares may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008 and in Rule No. 410, dated July 27, 2016, both issued by the CMF).

LA OFERTA DE LAS ACCIONES COMUNES CLASE A SE ACOGE A LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. LAS ACCIONES COMUNES CLASE A QUE SE OFRECEN NO ESTÁN INSCRITOS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS,

NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE ESTOS VALORES. LAS ACCIONES COMUNES CLASE A NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES COMUNES CLASE A SOLO PODRÁN SER OFRECIDOS EN CHILE EN CIRCUNSTANCIAS QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. EN CONFORMIDAD CON LO DISPUESTO POR LA NORMA DE CARÁCTER GENERAL N°336, LAS ACCIONES COMUNES CLASE A PODRÁN SER OFRECIDOS PRIVADAMENTE A CIERTOS “INVERSIONISTAS CALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL N°216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL N°410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).

China

The Class A common shares may not be offered or sold directly or indirectly to the public in the People’s Republic of China (“China”) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the Class A common shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Class A common shares to the public in China. The Class A common shares may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The Class A common shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A common shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

France

Neither this prospectus nor any other offering material relating to the Class A common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Class A common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Class A common shares has been or will be: (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the Class A common shares to the public in France. Such offers, sales and distributions will be made in France only to: (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers), and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, and/or (c) a limited circle of investors (cercle restreint) acting for their own account, as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D. 411-1 and D. 411-4 of the French Code monétaire et financier.

The Class A common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

The Class A common shares will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz uber die Erstellung, Billigung und Veroffentlichung des Prospekts, der beim offentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veroffenlichen ist—Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Hong Kong

The Class A common shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”); (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Ireland

The Class A common shares will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law; and (2) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Italy

The offering of the Class A common shares has not been registered pursuant to Italian securities legislation and, accordingly, no Class A common shares may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the Class A common shares in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the Class A common shares or distribution of copies of any document relating to the Class A common shares will be made in the Republic of Italy except: (1) to “Professional Investors,” as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa, or the CONSOB, as amended, or CONSOB Regulation No. 11522, pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended, or the Italian Financial Act; or (2) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the Class A common shares or any document relating to the Class A common shares in the Republic of Italy must be: (1) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (2) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the Class A common shares in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the Class A common shares are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of Class A common shares who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the Class A common shares were purchased, unless an exemption provided for under the Italian Financial Act applies.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the “FIEA.” The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Kuwait

The Class A common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common shares.

Mexico

The Class A common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Netherlands

The Class A common shares may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of Class A common shares is publicly announced that the offer is exclusively made to said individuals or legal entities.

Peru

The Class A common shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores, (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A common shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A common shares have been previously registered with the Registro Público del Mercado de Valores.

Portugal

No document, circular, advertisement or any offering material in relation to the share has been or will be subject to approval by the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários), or the CMVM. No Class A common shares may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the Class A common shares as an issue or public placement of securities in the Portuguese market. This prospectus and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the Class A common shares have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the Class A common shares by public companies (sociedades abertas) or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the Class A common shares in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the Class A common shares in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a “Saudi Investor”) who acquires the Class A common shares pursuant to the offering should note that the offer of the Class A common shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004 and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the “KSA Regulations”). The Class A common shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (“SR”) 1 million or an equivalent amount. The offer of Class A common shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (1) A Saudi Investor (the transferor) who has acquired Class A common shares pursuant to this exempt offer may not offer or sell Class A common shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A common shares equals or exceeds SR1 million; (2) If the provisions of paragraph (1) cannot be fulfilled because the price of the Class A common shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A common shares to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million; and (3) If the provisions of paragraphs (1) and (2) cannot be fulfilled, the transferor may offer or sell the Class A common shares if he/she sells his entire holding of the Class A common shares to one transferee.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A common shares or caused such Class A common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A common shares or cause such Class A common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A common shares, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA; (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (x) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (y) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common shares pursuant to an offer made under Section 275 of the SFA, except:

(1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(1)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Class A common shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the FSCMA. The Class A common shares may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or FETL) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the Class A common shares except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The Class A common shares may not be resold to Korean residents unless the purchaser of the Class A common shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A common shares.

Spain

The Class A common shares have not been registered with the Spanish National Commission for the Securities Market and, therefore, no Class A common shares may be publicly offered, sold or delivered, nor any public offer in respect of the Class A common shares made, nor may any prospectus or any other offering or publicity material relating to the Class A common shares be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

United Arab Emirates

The Class A common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Amount (US$)
Expenses:
SEC registration fee	42,304
NYSE listing fee	150,000
Printing and engraving expenses	98,000
Legal fees and expenses	1,141,429
Accounting fees and expenses	1,031,873
Miscellaneous costs	130,558
Total	2,594,164

All amounts in the table are estimates except the SEC registration fee and the NYSE listing fee. We will pay all of the expenses of this offering listed above. The underwriters will pay any FINRA filing fees related to this offering.

LEGAL MATTERS

Certain matters of U.S. federal and New York State law will be passed upon for us and the selling shareholders by Simpson Thacher & Bartlett LLP, and for the underwriters by Davis Polk & Wardwell LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Cayman Islands law will be passed upon for us by Harney, Westwood & Riegels. Certain other matters of Brazilian law will be passed upon for us by Lefosse Advogados and for the underwriters by Pinheiro Neto Advogados.

EXPERTS

The financial statements as of December 31, 2020 and 2019 and January 1, 2019 and for the years ended December 31, 2020 and 2019 included in this Prospectus have been so included in reliance on the report of Pricewaterhousecoopers Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 18, 2020, the audit committee of VTEX approved the engagement of PricewaterhouseCoopers Auditores Independentes as VTEX’s independent registered public accounting firm for VTEX’s fiscal years ending on December 31, 2020 and 2019. KPMG Auditores Independentes was dismissed upon completion of its audit of our consolidated financial statements as of and for the year ended December 31, 2019 and the issuance of its report thereon dated as of May 14, 2020.

As of and for the year ended December 31, 2019, KPMG Auditores Independentes performed the audit of our consolidated financial statements prepared under The International Financial Reporting Standard for Small and Medium-sized Entities (“IFRS for SMEs”) as issued by the International Accounting Standards Board (“IASB”) and issued its report in accordance with International Standards on Auditing (“ISA”) and Brazilian Auditing Standards (“BR GAAS”).

During the two fiscal years ended December 31, 2019, and the subsequent interim period through May 14, 2020, in connection with these audits conducted in accordance with BR GAAS and ISA, there were no: (1) disagreements with KPMG Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit report of KPMG Auditores Independentes on the consolidated financial statements of VTEX as of and for the year ended December 31, 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2019, and 2018 and the subsequent interim through June 18, 2020, neither VTEX nor anyone acting on its behalf has consulted with PricewaterhouseCoopers Auditores Independentes regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to the Company that PricewaterhouseCoopers Auditores Independentes concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (2) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F; or (3) any reportable event within the meaning of Item 16F(a)(1)(iv) of Form 20-F, other than these matters in the ordinary course of the audit.

VTEX has requested that KPMG Auditores Independentes furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated June 25, 2021, is filed as exhibit 16.1 to this registration statement on Form F-1.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less prescriptive body of securities laws as compared to the United States and some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Enforceability of Civil Liabilities

We have been advised by our Cayman Islands legal counsel, Harney, Westwood & Riegels, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud, or be obtained in a manner, and or be of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Reporting Authority of the Cayman Islands, or FRA, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands, or POCA, if the disclosure relates to criminal conduct or money laundering; or (2) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, or Terrorism Act, if the disclosure relates to involvement with terrorism or terrorist financing and property.

Brazil

Most of our assets are located outside the United States, in Brazil. In addition, all of the members of our board of directors and board of executive officers are nationals or residents of Brazil or non-U.S. residents and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been advised by Lefosse Advogados, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court; provided, that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or “STJ.” That recognition will only be available if the U.S. judgment:

•

complies with all formalities required for its enforceability, including issuance by a competent court and/or authority, after proper service of process on the parties is made in accordance with applicable law, considering that service of process on individuals in Brazil must comply with applicable Brazilian law, or after sufficient evidence of the parties’ absence (revelia) has been given, in accordance with the applicable law of the jurisdiction where the foreign judgment was issued;

•	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended);

•	is final binding and therefore not subject to appeal in the jurisdiction in which it was issued (res judicata);

•	it is not contrary to a final and binding award issued by Brazilian courts in the case records of a lawsuit that involves the same parties and cause of action;

•	creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•

is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961, or the Hague Convention. If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•	is accompanied by a sworn translation into Brazilian Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•	is not contrary to Brazilian national sovereignty and public policy and does not violate human dignity, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot guarantee that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law No. 13,105/2015, as amended). This bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge based on the amount under dispute. This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits); or (2) in the case of an enforcement of a judgment, including foreign judgments that have been duly recognized by the STJ; (3) counterclaims as established; and (4) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors—Risks Related to the Offering and our Class A Common Shares—Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais. The exchange rate in force at the time may not offer non-Brazilian investors full compensation for any claim arising from our obligations.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot guarantee that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Agent for Service of Process

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States under U.S. federal or state securities laws arising out of or in connection with this offering. The address of Cogency Global Inc. is 122 East 42th Street, 18th Floor, New York, NY 10168.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC within four months after the end of each fiscal year (which is currently four months from December 31, the end of our fiscal year), or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements, which will be examined and reported on with an opinion expressed by an independent public accounting firm, and we intend to submit to the SEC a quarterly report on Form 6-K containing unaudited quarterly financial information for the first three quarters of each fiscal year.

We also maintain a corporate website at www.vtex.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our common shares.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

INDEX TO FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements of VTEX as of March 31, 2021 and for the three months ended March 31, 2021 and 2020

Consolidated Financial Statements of VTEX as of December 31, 2020, 2019 and January 1, 2019 and for the years ended December 31, 2020 and 2019

VTEX

Interim condensed consolidated balance sheet

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Note	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	6	40,307	58,557
Restricted cash	7	1,217	1,429
Marketable securities	8	16,117	16,969
Trade receivables	9	25,691	24,491
Recoverable taxes	11	3,906	4,071
Deferred commissions		98	438
Prepaid expenses - Current	10	3,459	2,379
Derivative financial instruments - Current assets		134	174
Other current assets		124	223

Total current assets		91,053	108,731

Non-current assets
Deferred tax assets	12	2,906	2,174
Prepaid expenses	10	1,776	3,134
Recoverable taxes	11	793	674
Deferred Commission		831	389
Other		82	53
Right-of-use assets	24	5,168	5,076
Property and equipment, net	14	4,574	4,551
Intangible assets, net	15	31,488	15,093
Investment in joint venture		146	136

Total non-current assets		47,764	31,280

Total assets		138,817	140,011

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Interim condensed consolidated balance sheet

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

LIABILITIES	Note	March 31, 2021	December 31, 2020
Current liabilities
Accounts payable and accrued expenses	16	21,068	20,709
Loans and financing	18	1,477	1,585
Taxes payables	17	5,844	6,790
Lease liabilities	24	1,202	850
Deferred revenue	20.2	15,189	14,170
Accounts payable from acquisition of subsidiaries	4.2	9,576	2,794
Others		128	159

Total current liabilities		54,484	47,057

Non-current liabilities
Loans and financing	18	3,391	4,774
Lease liabilities	24	4,652	5,303
Accounts payable from acquisition of subsidiaries	4.2	61	1,206
Deferred revenue	20.2	8,055	5,005
Deferred tax liabilities	12	2,189	731
Other		205	187

Total non-current liabilities		18,553	17,206

EQUITY	19
Issued Capital		17	17
Capital reserve		82,104	78,945
Other comprehensive income		(439)	104
Accumulated losses		(15,902)	(3,444)

Equity attributable to VTEX’s shareholders		65,780	75,622

Non-controlling interests		—	126

Total shareholders’ equity		65,780	75,748

Total liabilities and equity		138,817	140,011

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Interim condensed consolidated statement of profit or loss

(Unaudited)

In thousands of U.S. dollars, except per share amounts

		Three-Months ended
	Note	March 31, 2021	March 31, 2020
Subscription revenue		24,658	15,442
Services revenue		1,266	1,200

Total revenue	20.1	25,924	16,642

Subscription cost		(8,715)	(5,060)
Services cost		(2,108)	(1,678)
Total cost	21	(10,823)	(6,738)

Gross profit		15,101	9,904

Operating Expenses
General and administrative		(7,223)	(3,103)
Sales and marketing		(11,035)	(5,746)
Research and development		(8,423)	(4,062)
Other income (losses)		(449)	(47)

Loss from operation	21	(12,029)	(3,054)

Finance income		531	392
Finance expense		(1,886)	(3,189)

Finance result, net	23	(1,355)	(2,797)
Equity results		96	(10)

Loss before income tax		(13,288)	(5,861)

Income tax
Current	12.3	(207)	(158)
Deferred	12.3	1,034	821

Net loss of the period		(12,461)	(5,198)

Attributable to controlling shareholders		(12,458)	(5,202)
Non-controlling interest		(3)	4

		USD	USD
Loss per share	25
Basic loss per share		(0.07)	(0.03)
Diluted loss per share		(0.07)	(0.03)

The above condensed consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

VTEX

Interim condensed consolidated statement of comprehensive income

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three-Months ended
	March 31, 2021	March 31, 2020
Net loss for the period	(12,461)	(5,198)

Items that are or may be reclassified subsequently to profit or loss:
Foreign cumulative conversion adjustment	(543)	(954)

Total comprehensive loss for the period	(13,004)	(6,152)

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Interim condensed consolidated statement of changes in shareholders’ equity

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Issued Capital	Capital reserve	Other Comprehensive Income (Loss)	Accumulated losses	Total shareholders’ equity	Non-controlling interests	Total equity
At December 31, 2019	17	50,133	(572)	(2,530)	47,048	37	47,085
Net loss of the period	—	—	—	(5,202)	(5,502)	4	(5,198)
Foreign cumulative conversion adjustment	—	—	(954)	—	(954)	—	(954)
Exercise of stock options	—	23	—	—	23	—	23
Share-based compensation	—	279	—	—	279	—	279
At March 31, 2020	17	50,435	(1,526)	(7,732)	41,194	41	41,235

	Issued Capital	Capital reserve	Other Comprehensive Income (Loss)	Accumulated losses	Total shareholders’ equity	Non-controlling interests	Total equity
At December 31, 2020	17	78,945	104	(3,444)	75,622	126	75,748
Net loss of the period	—	—	—	(12,458)	(12,458)	(3)	(12,461)
Foreign cumulative conversion adjustment	—	—	(543)	—	(543)	—	(543)
Exercise of stock options	—	828	—	—	828	—	828
Issue of ordinary shares as consideration for a business combination		3			3		3
Capital contribution	—	1,000	—	—	1,000	—	1,000
Buyback of shares	—	(328)	—	—	(328)	—	(328)
Share-based compensation	—	1,560	—	—	1,560	—	1,560
Acquisition of non-controlling interests	—	96	—	—	96	(123)	(27)
At March 31, 2021	17	82,104	(439)	(15,902)	65,780	—	65,780

The above condensed consolidated statement of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX

Interim condensed consolidated statement of cash flows

(Unaudited) In thousands of U.S. dollars, unless otherwise indicated

		Three-Months ended
	Note	March 31, 2021	March 31, 2020
Net loss of the period		(12,461)	(5,198)
Adjustments on loss for the period
Depreciation and amortization	21	794	718
Deferred income tax		(1,034)	(821)
Loss on disposal of property, equipment and intangible assets	14, 15	28	1
Allowance for doubtful accounts	9	429	678
Share-based compensation	26	1,560	279
Adjustment of hyperinflation		402	77
Loss (Profit) on investments in joint venture		(96)	10
Fair value gain (losses)		274	1,687
Other costs and foreign exchange, net		1,049	(2,139)

Working capital adjustments
Trade receivables		(1,087)	1,168
Recoverable taxes		46	147
Prepaid expenses		278	(1,822)
Other assets		148	(160)
Accounts payable and accrued expenses		1,008	(3,225)
Taxes payable		(402)	(224)
Deferred revenue		2,758	1,285
Other liabilities		(482)	(1,694)

Cash used in operating activities		(6,788)	(9,233)

Income tax paid		(658)	(91)

Net cash used in operating activities		(7,446)	(9,324)

Cash flows from investing activities
Redemption of marketable Securities	8	554	—
Interest Received		285	229
Acquisition of subsidiaries net of cash acquired	4	(13)	(725)
Acquisitions of property and equipment	14	(541)	(547)

Net cash provided by (used in) investing activities		285	(1,043)

Cash flows from financing activities
Changes in restricted cash		212	623
Proceeds from the exercise of stock options		828	23
Capital increase	19.2	1,000	—
Buyback of shares		(2,344)	—
Payment of loans and financing	18	(9,004)	(699)
Interest paid		(40)	(53)
Principal elements of lease payments		(200)	(88)
Lease Interest paid		(176)	(217)

Net cash used in financing activities		(9,724)	(411)

Net decrease in cash and cash equivalents		(16,885)	(10,778)

Cash and cash equivalents, beginning of the year		58,557	29,762

		Three-months ended
	Note	March 31, 2021	March 31, 2020
Effect of exchange rate changes		(1,365)	2,267

Cash and cash equivalents, end of the year	7	40,307	21,251

Supplemental cash flow information:
Lease Liabilities arising from obtaining right-of-use assets		53	—

Issue of ordinary shares as consideration for a business combination	19.2 a	3	—

Unpaid amount related to acquisition of non-controlling interest	19.2 d	27	—

Unpaid amount related to business combinations	4.1	6,712	—

The above condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

1	General information

VTEX (“Company” or “Group”) provides a software-as-a-service digital commerce platform for enterprise brands and retailers. The VTEX platform enables customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, the Company has been a leader in accelerating the digital commerce transformation in Latin America and it is expanding globally. VTEX’s platform is engineered to enterprise-level standards and functionality with the significant majority of the Company’s revenue coming from large, blue-chip companies. VTEX is trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

The Group enables the customers to implement multiple go-to-market strategies. VTEX’s platform combines commerce, order management and marketplace functionality, allowing enterprises to sell a wide assortment of products across multiple channels. By integrating with suppliers, distributors, third-party vendors, franchisees, warehouses, and brick-and-mortar stores, enterprises can rapidly implement new business models and digital experiences, including direct-to-consumer, marketplace, ship from store, endless aisle and drop-ship. The Group calls this set of deep integrations “Collaborative Commerce.”

VTEX’s Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. The ecosystem includes more than 500 integrated solutions, 200 systems integrators, 100 marketplaces, 80 payments solutions, and 50 logistics companies. VTEX’s partners’ solutions are embedded within the platform, allowing the customers to seamlessly execute their commerce vision and strategy. The more customers adopt the platform and partners join the platform’s network, the more efficiently the Group can help facilitate the future of commerce.

The technology is flexible and extensible. It’s open, API-first, multi-tenant commerce platform allows enterprises to adopt new commerce capabilities with minimal risk. Combined with its low-code development platform, VTEX IO, the Group enables customers to build proprietary technology, seamlessly integrated with extensive out-of-the-box functionality. In essence, VTEX’s “Composable Commerce” approach allows enterprises to leverage the knowledge of highly specialized talents from the ecosystem while focusing their own talent on what makes them unique. Composable Commerce enables customers to rapidly deploy VTEX’s solutions and quickly iterate and customize the entire commerce experience at scale.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following entities are part of the Group and are being consolidated in these unaudited interim condensed financial statements:

				Interest held by the Group (%)
Company	Place of business/ country of incorporation	Relationship	Principal business activity	March 31, 2021	December 31, 2020	March 31, 2020
VTEX	Cayman	Holding	Technology Services
VTEX Informática S.A. (“VTEX ARG”) (i)	Argentina	Subsidiary	Technology Services	100.00	96.54	96.54
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100.00	100.00	100.00
VTEX Publicidade e Eventos Ltda. (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100.00	100.00	100.00
VTEX Intermediação de Cobrança Ltda. (“VTEX STORE”) (ii)	Brazil	Subsidiary	Technology Services	—	99,99	99.99
Dlieve Tecnologia S.A. (“Dlieve”)	Brazil	Subsidiary	Technology Services	100.00	100.00	100.00
Ciashop Soluções para Comércio Eletrônico S.A. (“Ciashop”)	Brazil	Subsidiary	Technology Services	100.00	100.00	100.00
Loja Integrada Tecnologia para Softwares Ltda. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	100.00	100.00	—
VTEX Chile SpA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100.00	100.00	100.00
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100.00	100.00	100.00
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100.00	100.00	100.00
UniteU Technologies Inc. (“UniteU”)	USA	Subsidiary	Technology Services	—	—	100.00
WebLinc Corp (“WorkArea”) (iii)	USA	Subsidiary	Technology Services	100.00	—	—
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100.00	100.00	100.00
EICOM Limited (“EICOM”)	UK	Subsidiary	Technology Services	100.00	100.00	100.00
Soluciones Cloud En Ecommerce S. De R.L. De C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	99.95	99.95	99.95
EI Education S.A.P.I de C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100.00	100.00	—

(i)	In January 2021, the Group acquired the non-controlling interest of VTEX ARG. Refer to note 19.2(d) for additional detail.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(ii)	VTEX STORE was closed in February 2021.
(iii)	WorkArea was acquired in the first quarter of 2021. Refer to note 4.1 for additional details.

The Group also holds VT Comercio, a joint venture (“JV”) established in July 2019 with a participation of 50%. The Group recognizes on these interim condensed consolidated financial statements its interest to the net assets of the arrangement.

2	Basis of preparation

a.	Compliance with IFRS

The unaudited interim condensed consolidated financial statements for the three-months period ended March 31, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statements. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2020 and any public announcements made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the estimation of income tax (see note 12.3) and the adoption of new and amended standards as set out below.

The unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on June 7, 2021.

b.	New standards, interpretations, and amendments adopted by the Group

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

3	Segment reporting

For reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker (“CODM”) of the Group, which is comprised as the Board of Directors of the Group, reviews the consolidated results as a whole.

The CODM considers the whole Group a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a consolidated basis for all subsidiaries.

The Group’s revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the consolidated financial statements.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

a.	Segment revenue by region

None of the clients represent more than 5% of the Group´s revenues.

The amount of this revenue from external customers, by geography, is shown in the table below:

	March 31, 2021	March 31, 2020
Brazil	14,536	12,115
Latin America – except Brazil	8,897	3,656
Rest of the World	2,491	871

Total revenue by region	25,924	16,642

b.	Segment non-current assets by region

The total of right-of-use assets, property and equipment, intangible assets, and investments in joint venture, broken down by location of the assets, is shown in the following table:

	March 31, 2021	December 31, 2020
Brazil	17,754	19,534
Latin America – except Brazil	957	922
Rest of the World	22,665	4,400

Total non-current assets by region	41,376	24,856

4	Business combinations

4.1	Acquisition of WorkArea

On January 29, 2021, the Group acquired WebLinc Corp (“WorkArea”), a U.S. based cloud commerce platform provider. The acquisition will allow the Group to strengthen its presence in the U.S. and Canadian markets.

The Group will leverage WorkArea’s deep commerce experience to scale growth. Among the new customers from WorkArea there are leading retail merchants like sustainable fashion brand reformation, and mattress and bedding manufacturer sleep number. With the acquisition, WorkArea customers will be able to build their own marketplaces without third-party solutions. The distributed order management system of the Group will allow WorkArea customers to improve their omnichannel capabilities that have become so instrumental in the past year.

These unaudited interim condensed consolidated financial statements include the results of WorkArea for the period from the acquisition date.

a.	Consideration transferred

Details of the preliminary purchase consideration, are as follows:

Thousands of USD
Amount paid in cash at acquisition date (i)	209
Amount to be paid in installments in cash	465
Amount of earn-out to be paid in cash (ii)	6,403

Total consideration	7,077

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(i)	USD 209 was paid on the acquisition date directly to the sellers.
(ii)

According to the sales and purchase agreement (“SPA”), the seller will receive a maximum earn-out of USD 25 million based realization by WorkArea of prospective projects and migration of certain WorkArea customers to the VTEX platform that should be earn-out calculated and paid in four installments, each being consecutive 6 months following acquisition date earn-out. At the acquisition date, the estimated earn-out was USD 6,403. From the acquisition date to March 31, 2021, the Group recognized an increase of USD 53 in the fair value of the earn-out, which the Group expected to pay USD 6,395 within 12 months and USD 61 within 24 months.

The preliminary fair value amount of assets and liabilities recognized as a result of the acquisition are as follows:

Thousands of USD
Cash and cash equivalents	1,141
Trade receivables	572
Other current assets	77
Property and equipment	58
Customer relationship (i)	6,780
Software (i)	310
Right-of-use assets (ii)	722
Accounts payable	(1,240)
Lease liabilities	(446)
Taxes payable	(114)
Deferred revenue	(1,311)
Loans and financing (iii)	(8,038)
Other non-current liabilities	(593)
Deferred tax liabilities (iv)	(1,548)
Net identifiable assets acquired	(3,630)
Add: goodwill (v)	10,707

Net assets acquired	7,077

(i)	The intangible assets acquired comprises:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Customer relationship	Multi-period excess earnings method	6,780	8
Software	Relief from royalty method	310	3

(ii)	The right-of-use comprises USD 442 of book value plus USD 280 of fair value related to off market terms.
(iii)	The amount of USD 7,919 was paid to a third party at acquisition date in order to settle preexisting debts of WorkArea that VTEX assumed in the business combination.
(iv)	The deferred tax liabilities were calculated over the fair value amount of intangible assets and over the fair value of right-of-use. Refer to Note 12.2 for additional details.
(v)	The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

The information presented in this note is based on management’s estimates and assumptions and may be subject to change as additional information about facts and circumstances that existed as of the acquisition date is received. The primary areas that remain preliminary are related to the amount of earn-out to be paid,

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

fair value of intangible assets acquired, and residual goodwill. The Group expects to finalize the valuation as soon as practicable, but not later than one year from the acquisition date.

Revenue contribution

The acquired business contributed revenues of USD 790 and a net loss of USD 113 to the Group for the period from January 29, 2021, to March 31, 2021. The revenue of WorkArea for the current reporting period as though the acquisition date for the business combination that occurred during the period had been as of the beginning of the annual reporting period would be USD 1,151 and a net loss of USD 554.

b.	Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Thousands of USD
Cash consideration	209
Less: Balances acquired	—
Cash	(1,141)

Net outflow of cash – investing activities	(932)

4.2	Accounts payable from acquisition of subsidiaries

	March 31, 2021	December 31, 2020
Fixed installment – cash	2,472	2,049
Fixed installment – shares (i)	192	203
Earn-out – cash	6,700	323
Earn-out – shares (i)	187	194
Earn-out – cash or shares (i) (ii)	25	25

Current	9,576	2,794

Fixed installment – cash	—	1,206
Earn-out – cash	61	—

Non-current	61	1,206

(i)	Payments will be made with shares of the Group’s parent company.
(ii)	The payable balance is fixed in BRL and the seller has the option to receive cash or shares.

4.3	Payment schedule for acquisitions of subsidiaries

As at March 31, 2021 the outstanding balances segregated by maturity is as follows:

Date	Amount
2021	8,097
2022	1,540

9,637

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

4.4	Changes in balance payable from acquisition of subsidiaries

Opening balance on January 1, 2021	4,000
Addition due to acquisition – installments	465
Addition due to acquisition – earn-out	6,403
Payments of principal/finance charges – installments	(938)
Payments of principal/finance charges – earn-out	(7)
Earn-out adjustment	90
Accrued interest and others	10
Exchange rate differences	(386)

Closing balance on March 31, 2021	9,637

5	Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set at the consolidated financial statements for the year ended December 31, 2020 and no retrospective adjustments were made.

6	Cash and cash equivalents

	March 31, 2021	December 31, 2020
Cash and cash bank deposits	32,031	51,955
Short term investment (i)	8,276	6,602

Cash and cash equivalents	40,307	58,557

(i)	Short term investment

Refers to short-term deposits with immediate liquidity and maturity of three-months period or less from the date of acquisition, mostly in U.S. dollars, in fixed income investment funds, at VTEX.

As at March 31, 2021, 57.30% of the cash and cash equivalents are in the Cayman Islands, 20.14% are in Brazil, and 22.56% are distributed among the other subsidiaries of the Group. As at December 31, 2020, 61% of the cash and cash equivalents are in the Cayman Islands, 20% are in Brazil, and 19% are distributed among the other subsidiaries of the Group.

7	Restricted cash

	March 31, 2021	December 31, 2020
Restricted cash (i)	1,217	1,429

	1,217	1,429

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(i)

As at March 31, 2021, the restricted cash includes USD 1,217 (December 31, 2020 – USD 1,429), which are held by Itaú Bank in Brazil. These deposits are not available for use by the other entities within the Group. This amount refers to the guarantee granted related to BNDES loans. Refer to note 18 for additional detail.

8	Marketable securities

Marketable securities refer to bonds in U.S. dollars, maturing between 2023 and 2030.

	March 31, 2021	December 31, 2020
Marketable securities	16,117	16,969

	16,117	16,969

The following table shows the changes in the balances:

Opening balance on January 1, 2021	16,969
Additions	—
Redemption	(554)
Interest received	(179)
Fair value adjustments	(119)

Closing balances on March 31, 2021	16,117

9	Trade receivables

Trade receivables are amounts from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current.

Trade receivables are recognized initially at the transaction price unless they contain significant financing components when they are recognized at fair value. The Group holds the trade receivables to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Trade receivables are as follows:

	March 31, 2021	December 31, 2020
Trade receivables	26,660	25,140
Loss allowances	(969)	(649)

	25,691	24,491

The changes in loss allowances for Trade receivables are as follows:

Opening balance on January 1, 2021	(649)
Addition, net	(429)
Write-off	139
Exchange-rate change	(30)

Closing balance on March 31, 2021	(969)

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The Trade receivables by aging are distributed as follows:

	March 31, 2021	December 31, 2020
Current	23,265	22,019
Overdue between:
From 1 to 30 days	1,388	1,578
From 31 to 60 days	1,007	537
From 61 to 90 days	322	293
From 91 to 120 days	257	245
From 121 to 300 days	421	468

Total	26,660	25,140

10	Prepaid expenses

The amounts of prepaid expenses are as follows:

	March 31, 2021	December 31, 2020
Hosting and software suppliers	1,888	2,234
Other (i)	3,347	3,279

Total	5,235	5,513
Current	3,459	2,379
Non-Current	1,776	3,134

(i)	Refers mainly to marketing events that will occur in 2022 postponed due to the COVID outbreak that amounts USD 1,500.

11	Recoverable taxes

The breakdown of recoverable taxes is as follows:

	March 31, 2021	December 31, 2020
Recoverable income tax	1,942	2,154
Other recoverable taxes	2,757	2,591

Total	4,699	4,745
Current	3,906	4,071
Non-current	793	674

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

12	Current and deferred income tax

12.1	Deferred tax assets

	March 31, 2021	December 31, 2020
Loss allowances for financial assets	88	124
Share-based compensation	850	185
Bonus provision	619	655
Lease (i)	120	108
Hyperinflationary adjustments	90	99
Tax loss	619	427
Others	520	576

Total deferred tax assets	2,906	2,174

(i)

VTEX takes the approach of considering the lease as a single transaction in which the asset and liability are integrally linked, so differences arising on settlement of the liability and the amortization of the leased asset give rise to a net temporary difference on which deferred tax is recognized.

As the Group has investments in subsidiaries in which the parent holds more than 50% of voting power, the parent controls the subsidiaries’ financial and operating policies, including its dividend policy. As a result, the parent can control the timing of the reversal of the temporary differences arising from an investment. Therefore, where the Group has determined that the subsidiaries’ profits and reserves will not be distributed in the foreseeable future and that the subsidiaries will not be disposed of, the Group did not recognize a deferred tax liability in relation to the cumulative translation adjustment on its investment. As at March 31, 2021, the expected tax impact of the aggregate amount of temporary differences for which no deferred tax liabilities have been recognized is USD 128.

The movement on deferred tax assets balance is as follows:

Movements	Loss allowances for financial assets	Bonus provision	Lease	Share-based compensation	Hyperinflationary adjustments	Tax Loss	Other	Total
At January 1, 2021	124	655	108	185	99	427	576	2,174
(Charged)/Credited
To profit and loss (i)	(36)	(36)	12	665	(9)	192	(56)	732

At March 31, 2021	88	619	120	850	90	619	520	2,906

(i)	The differences between the amounts shown in the table above and the statements of profit or loss correspond to exchange rate variation.

12.2	Deferred tax liabilities

The balance comprises temporary differences attributable to:

	March 31, 2021	December 31, 2020
Acquisition of subsidiaries	1,959	544
Temporary differences	230	187

Total deferred tax liabilities	2,189	731

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The movement on deferred tax liabilities balance is as follows:

Movements	Goodwill	Customer relationship	Intellectual property	Others	Total
At January 1, 2021	187	325	219	—	731
Acquisition of subsidiaries (i)	—	1,424	65	59	1,548
To profit and loss	43	(121)	(11)	(1)	(90)

At March 31, 2021	230	1,628	273	58	2,189

(i)	The impact of deferred tax liabilities due to acquisition of subsidiaries increases the goodwill on the acquisition date.

12.3	Income Tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	March 31, 2021	March 31, 2020
Current tax
Current tax on profits for the period	(207)	(158)

	(207)	(158)

Deferred income tax
Decrease/(increase) in deferred tax	1,034	821

	1,034	821

Income tax expense	827	663

13	Contingencies

The Group is party to civil and labor lawsuits, involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable by Management, based on the evaluation of its legal advisors which are recognized as a liability, is as follows:

	March 31, 2021	December 31, 2020
Civil	16	21
Labor	55	49

	71	70

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The breakdown of existing contingencies classified as possible by Management, based on the evaluation of its legal advisors, for which no provision was recognized is as follows:

	March 31, 2021	December 31, 2020
Civil	23	45
Labor	149	157
Tax	—	33

	172	235

14	Property and equipment, net

The changes in the Group’s property and equipment balance are shown in the tables below:

	Leasehold Improvements	Machinery and equipment	Furniture and fixture	Computers and peripherals	Total
At December 31,2020	2,248	185	453	1,665	4,551

Acquisitions	9	—	8	524	541
Acquisitions of subsidiaries (note 4)	—	—	—	58	58
Adjustment of hyperinflation	—	—	—	13	13
Disposals/write-downs	—	—	—	(28)	(28)
Depreciation	(68)	(7)	(20)	(97)	(192)
Exchange rate effect	(194)	(15)	(38)	(122)	(369)

At March 31, 2021	1,995	163	403	2,013	4,574

15	Intangible assets, net

Details of intangible assets and changes in the Group’s intangible assets balances are presented below:

	Software	Intellectual Property	Customer relationship	Goodwill	Total
At December 31, 2020	1,154	2,475	1,579	9,885	15,093

Acquisitions	—	—	—	—	—
Acquisitions of subsidiary (note 4)	310	—	6,780	10,707	17,797
Disposals/write-downs	—	—	—	—	—
Amortization	(70)	(67)	(221)	—	(358)
Exchange rate effect	(75)	(170)	(76)	(723)	(1,044)

At March 31, 2021	1,319	2,238	8,062	19,869	31,488

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

16	Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	March 31, 2021	December 31, 2020
Trade payable	12,275	9,973
Accounts payables to related parties (note 22)	26	2,016
Social charges	3,457	1,698
Profit sharing	2,567	4,415
Provision for vacation	2,413	2,186
Other	329	421

Total	21,068	20,709

17	Taxes payable

The breakdown of taxes payable is as follows:

	March 31, 2021	December 31, 2020
Income tax payable	3,281	3,732
Other taxes payable	2,563	3,058

Total	5,844	6,790

18	Loans and financing

18.1	Breakdown of loans and financing

Loan and financing operations are summarized as follows:

	March 31, 2021	December 31, 2020
BNDES (i)	1,394	1,719
Itaú (ii)	3,355	4,098
Totvs (iii)	—	542
PSBank (iv)	119	—

Total	4,868	6,359

Current	1,477	1,585
Non-current	3,391	4,774

(i)

The Group raised R$ 15,577 (fifteen million five hundred seventy and seven thousand reais) corresponding to USD 5,014 (five million and fourteen thousand US dollars) from Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) to finance the development of new e-commerce technologies on March 13, 2017. The BNDES credit facility has a contractual interest rate of 8.5% p.a. Payments are on a monthly basis for 48 months, with an additional 18 months of a grace period. The Group granted a bank guarantee equivalent to 100% of the total borrowed amount. The amount of the guarantee as at the reporting date is held by Itaú Bank in Brazil and is shown as restricted cash in note 7.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

(ii)

In June 2019, the Group raised € 6,909 (six million nine hundred and nine thousand euros) corresponding to USD 7,782 (seven million seven hundred and eighty-two US dollars) with Itaú Bank for working capital purposes. On the same date, a swap was contracted to hedge against foreign exchange rate, converting the financial charges of the loan (1.77% p.a.) into an effective rate of CDI (*) + 2.65% p.a., designating the financial instrument as a fair value hedge (note 27.1(ii)). Payments are on a quarterly basis, with the last installment maturing in May 2023.

Under the terms of the loan contract, the Group is required to comply with the following financial covenant:

Ratio of net debt to EBITDA must be not less than:

2019: 1.5X

2020: 1.3X

2021: 1.2X

2022: 1X

The Group has complied with these covenants as of December 31, 2020, and March 31, 2021.

(*) CDI: means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

(iii)

TOTVS granted a loan to Ciashop before being acquired by the Group to finance the growth, develop its activities, and facilitate the development of its business opportunities. VTEX assumed the role of guarantor of the full amount of the loan instantly when Ciashop was acquired. This loan includes interest at the SELIC rate plus 2% p.a. Principal and interests were paid in January 2021.

(iv)

The loan under U.S. Paycheck Protection Program was granted to WorkArea before being acquired by the Group (see note 4.1) to provide a direct incentive for small businesses to keep their workers on the payroll. This loan includes an interest of 1% p.a.

18.2	Changes in loans and financing

Opening balance on January 1, 2021	6,359

Loans from acquisition of subsidiaries	8,038
Payment of loans (i)	(9,004)
Interest charged	20
Interest paid	(40)
Basis adjustment on the fair value hedge (ii)	25
Exchange rate effect	(530)

Closing balance on March 31, 2021	4,868

(i)	The amount of USD 7,919 was paid in order to settle preexisting debts from WorkArea at acquisition date. Refer to note 4.1(a) for additional detail.

(ii)

In June 2019 the subsidiary VTEX BRA, designated the loan in euros with Itaú bank as a fair value hedge. Losses on the financial instrument that are measured at fair value have been recognized as a financial expense. Refer to note 27.1(ii) for additional detail.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

19	Shareholders’ equity

19.1	Issued capital

The total share capital is as follows:

	March 31, 2021	December 31, 2020
Number of ordinary nominative shares	172,738,180	170,981,476
Par value (i)	0.0001	0.0001

Total share capital	17	17

(i)

In April 2020 the Group’s shareholders approved a capital stock share Split with a 100:1 (one hundred for one) share split ratio. As a result of the share split, the Group’s historical financial statements have been revised to reflect the number of shares and per share data as if the share split had been in effect for all periods presented.

19.2	Capital reserve

a.	Issue of ordinary shares as consideration for a business combination

Acquisition of subsidiary Dlieve

In January 2021, a portion of the earn-out on the acquisition of Dlieve was paid in shares. The amount of USD 3 was paid through the issue of VTEX shares with a par value of USD 0.0001 per share for 382 shares. The difference between the par value of the shares and the total amount paid was classified in capital reserve.

b.	Capital contribution and buy back of shares

In January 2021, VTEX Group bought back 21.7 thousand shares (USD 192) from existing shareholders that were immediately canceled.

In February 2021, VTEX Group bought back 10.2 thousand shares (USD 90) from existing shareholders and immediately canceled those shares.

In March 2021, VTEX Group received a capital contribution of USD 1,000 by issuing 113.1 thousand new shares to investors, mainly classified in the capital reserve account and bought back 5.2 thousand shares (USD 46) from existing shareholders that was immediately canceled.

c.	Share-based payment

The Group has a share-based compensation plan that is accounted as capital reserve. Refer to note 26 for additional details.

d.	Acquisition of non-controlling interests

In January 2021, the Group acquired 3.46% interest in the voting shares of VTEX ARG, increasing its ownership interest from 96.54% to 100%. Cash consideration of 2,400 million Argentine Pesos (corresponding to USD 27 at the acquisition date) will be paid to the non-controlling shareholders up to 5 years. As at March 31, 2021, the payable amount translated to the presentation currency is USD 26.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The effect on the equity attributable to the owners of VTEX during the year is summarized as follows:

Thousands of USD
Cash consideration to be paid to former non-controlling shareholders	(27)
Carrying value of the additional interest in VTEX ARG	123
Difference recognized in capital reserve	96

19.3	Other comprehensive income (loss)

Exchange differences arising on translation of the foreign-controlled entities are recognized in other comprehensive income. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

20	Revenue from services provided

20.1	Disaggregation of revenue from contracts with customers

The Group revenue derives mostly from the transfer of services rendered and fees charged as services are provided, therefore mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	March 31, 2021	March 31, 2020
Subscriptions	26,809	16,842
Tax on subscriptions	(2,151)	(1,400)

Revenue from subscriptions	24,658	15,442

Services provided	1,371	1,333
Taxes on services	(105)	(133)

Revenue from services	1,266	1,200

Revenue from subscription and services	25,924	16,642

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

20.2	Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	March 31, 2021	December 31, 2020
Current contract assets relating to subscription	22,149	13,196
Current contract assets relating to services	2,370	1,226
Loss allowance	(848)	(229)

Total contract assets	23,671	14,193

Deferred revenue – subscription	21,355	18,263
Deferred revenue – services	1,889	912

Total deferred revenue	23,244	19,175

Current	15,189	14,170

Non-current	8,055	5,005

Deferred revenue refers to vouchers from subscription contracts and consulting services.

Contract assets refers to consulting and subscription services to be invoiced in future periods according to the terms and condition of the contracts.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

21	Costs and expenses

The operating costs and expenses by nature are as follows:

	March 31, 2021	March 31, 2020
Personnel (i)	21,504	9,070
IT and hosting expenses	8,610	4,073
Marketing and events	1,397	1,289
Outsourced services	3,794	1,929
Traveling	119	924
Depreciation and amortization	794	718
Facilities	541	676
Expected credit losses	429	678
Other	765	339

Total	37,953	19,696

	March 31, 2021	March 31, 2020

Subscription cost	8,715	5,060
Services cost	2,108	1,678
General and administrative	7,223	3,103
Sales and marketing	11,035	5,746
Research and development	8,423	4,062
Other income (losses)	449	47

Total	37,953	19,696

(i)

This amount refers to personnel compensation (such as wages and benefits) and share-based compensation (refer to note 26 for additional detail on share-based compensation). The increase in the Personnel costs and expenses is related to the growth of the number of employees and the increase of share-based payment USD 1,560 (2020: USD 279).

22	Related party transactions

22.1	Key management personnel compensation

Key management personnel includes controlling shareholders and directors. Remuneration paid or payable to key management personnel of VTEX for services rendered is as follows:

	March 31, 2021	March 31, 2020
Total short-term remuneration of key management personnel	659	520
Share-based compensation	696	19

Total	1,355	539

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

22.2	Balances with related parties

As at December 31, 2020, the Group has a liability with one of its shareholders for the amount of USD 2,016. It refers to the buyback of shares that the shareholders did not receive the amount at the moment of the operation. This amount was paid in January 2021.

As at March 31, 2021, the Group has a liability in the amount of USD 26 related to the acquisition of non-controlling interest on VTEX ARG (refer to note 19.2d for additional details).

Compensation policies for and composition of key management personnel remain consistent with 2020.

23	Finance result, net

	March 31, 2021	March 31, 2020
Interest earned on bank deposits	106	98
Foreign exchange gains	54	159
Gains from fair value of derivative financial instruments (i, ii)	364	—
Other financial income	7	135

Finance income	531	392

Foreign exchange losses	(840)	(1,076)
Losses from fair value of derivative financial instruments (ii)	—	(347)
Interest on loans	(29)	(99)
Interest on lease liabilities	(176)	(213)
Marketable securities losses	(119)	(1,203)
Other financial expenses	(320)	(174)
Adjustment of hyperinflation	(402)	(77)

Finance expense	(1,886)	(3,189)

Finance result, net	(1,355)	(2,797)

(i)	Refers to gains on change in the fair value of a hedge item obtained with Itaú Bank as at June 2020 related to a loan between related parties in U.S. dollars (refer to note 27.1).
(ii)	Refers to losses on change in the fair value of a hedge item obtained with Itaú Bank as at June 2019 related to a loan with Itaú Bank in euros (Refer to note 27.1).

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

24	Leases

24.1	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	March 31, 2021	December 31, 2020
Right-of-use asset
Office buildings	5,168	5,076

Total	5,168	5,076

	March 31, 2021	December 31, 2020
Lease liabilities
Current	1,202	850
Non-current	4,652	5,303

Total	5,854	6,153

The following table shows the changes in the right-of-use asset and lease liabilities:

Right-of-use asset
Opening balance on January 1, 2021	5,076
New lease agreements	—
Lease agreements from acquired subsidiaries (note 4)	722
Remeasurement	53
Hyperinflation adjustment	1

Amortization	(244)

Exchange rate effect	(440)

Closing balance on March 31, 2021	5,168

Lease liabilities
Opening Balance on January 1, 2021	6,153
New lease agreements	—
Lease agreements from acquired subsidiaries (note 4)	446
Remeasurement	53
Interest added	176
Principal elements of lease payment	(200)
Interest payment	(176)

Exchange rate effect	(598)

Closing balance on March 31, 2021	5,854

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

24.2	Amounts recognized in the Statement of profit or loss

The Statement of profit or loss presents the following amounts relating to leases:

	March 31, 2021	March 31, 2020
Depreciation charge of office buildings	244	255
Interest expense (included in finance cost)	176	214

Total	420	469

25	Net loss per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by giving effect to all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the earnings (loss) per share of the Group for the three-months period ended March 31, 2021 and 2020:

Basic loss per share	March 31, 2021	March 31, 2020
Loss attributable to the stockholders of the Group	(12,458)	(5,202)
Weighted average number of outstanding common shares (thousands)	171,953	166,990

Basic loss per share	(0.072)	(0.031)

Diluted loss per share	March 31, 2021	March 31, 2020
Loss attributable to the stockholders of the Group	(12,458)	(5,202)
Weighted average number of outstanding common shares (thousands)	171,953	166,990

Diluted loss per share	(0.072)	(0.031)

For the three-months period ended March 31, 2021, the number of shares used to calculate diluted net loss per share of common stock attributable to common stockholders is the same as the number of shares used to calculate basic net loss per share of common stock attributable to common stockholders for the period presented because the potentially dilutive shares would have been anti-dilutive if included in the calculation.

In accordance with the requirements of IAS 33 – Earnings per share, the denominator for the period ended March 31, 2020, was retrospectively adjusted to reflect the share split according to note 19.1.

26	Share-based compensation

VTEX provides share-based compensation to selected directors and employees as a stock-option plan. In December 2020, the Group’s board of directors formally approved a modification on the share-based compensation for all employees located in Brazil, replacing the stock-option plan for restricted stock units (RSUs) with no change to the general terms and conditions of the plan.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date and are exercisable as long as the director or employee fulfills the worked periods after the options are granted (normally 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year).

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted Average Exercise Price	Remaining Contractual Terms in Years	Weighted Average Grant Date Fair Value
At December 31, 2020	9,678	2.90	5.65	0.68

Granted during the period	741	8.84	—	4.59
Forfeit during the period	(49)	8.14	—	4.52
Exercised during the period	(1,680)	0.48	—	0.39

At March 31, 2021	8,690	3.83	5.97	1.04

Stock options exercisable as of March 31, 2021	2,026	2.70	5.35	0.46

The fair value of the stock options granted was calculated based on the Binomial model taking in consideration the average contract term. The model inputs for options included:

(i)	Strike Price - Average price weighted by the quantity granted;

(ii)	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;

(iii)	Risk-Free Interest Rate - US Treasury interest rate, pursuant to the contractual term;

(iv)	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in this period were:

(v)	Target Asset Price - 8.84 per share

(vi)	Risk-Free Interest Rate - 0.93%

(vii)	Volatility - 53.24%

Set out below are summaries of RSU options granted under the plan:

	Number of RSUs (thousands)	Weighted Average Grant Date Fair Value
At December 31, 2020	2,583	1.37

RSU granted	487	8.84
Forfeit during the period	(34)	1.29

At March 31, 2021	3,036	2.57

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

The weighted average Target Asset Price used in the period was 8.84 per share.

For the three-months period ended March 31, 2021, there was USD 13,201 of remaining unamortized compensation costs related to unvested stock options and RSUs granted to the Group’s employees. This cost

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

will be recognized over an estimated weighted-average remaining period of 2.56 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The expense related to the share-based compensation plan for the three-months period ended March 31, 2021 was USD 1,560 (the three-months period ended March 31, 2020: USD 279) with its corresponding entry in shareholders’ equity.

27	Financial Instruments

27.1	Financial instruments by category

(i)	Financial instruments valued at amortized cost

They represent financial assets and liabilities whose Group’s business model is to maintain financial assets to receive contractual cash flows and which comprise exclusively payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. In this category, the Group mainly classifies “Trade receivables” and “Cash and cash equivalents”, in addition to “suppliers” and other accounts payable.

The Group has the following financial instruments valued at amortized cost:

	March 31, 2021	December 31, 2020
Financial assets:
Cash and cash equivalents	40,307	58,557
Restricted cash	1,217	1,429
Trade receivables	25,691	24,491

Total	67,215	84,477

Financial liabilities
Trade payables	12,276	9,973
Lease liabilities	5,854	6,153
Loans and financing	4,868	6,359
Accounts payable from acquisition of subsidiaries	2,664	3,458

Total	25,662	25,943

(ii)	Financial instruments valued at fair value through profit or loss

Financial instruments are classified at fair value through profit or loss when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	March 31, 2021	December 31, 2020
Financial assets:
Current
Marketable securities	16,117	16,969
Derivative financial instruments (i)	134	174

Total	16,251	17,143

(i)

VTEX Brazil had positions in Non-Deliverable Forward (“NDF”) derivative financial instruments raised through Itaú Bank designated as hedge of foreign currency debt with a total notional value of USD 4,550. The hedge contract has maturity date equal to those of the intercompany loan obtained with VTEX UK, with due date in February 2021. Additionally, VTEX Brazil contracted a Non-Deliverable Forward (“NDF”) derivative financial instruments raised through Itaú Bank designated as hedge of foreign currency debt with a total notional value of USD 4,480 in March 2021. The hedge contracts have a due date in May 2021. For the three-months period ended March 31, 2021, USD 134 of unrealized gains related to changes in the fair value of foreign exchange NDF contracts was recognized.

	Carrying amount
	March 31, 2021	December 31, 2020
Financial liabilities:
Current
Accounts payable from acquisition of subsidiaries (“earn-out”)	6,912	542
Non-current
Accounts payable from acquisition of subsidiaries (“earn-out”)	61	—

	6,973	542

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “net finance income”.

For the three-months period ended March 31, 2021, the Group had positions in Swap derivative financial instruments designated as hedge of foreign currency debt, raised through Itaú bank. The hedge contracts had maturity dates equal to those of the loan raised in foreign currency (note 18), which was also raised through Itaú bank. The last hedge contract matures in March 2023.

The following amounts were recognized in profit or loss in relation to derivatives:

	March 31, 2021	March 31, 2020
Net gain/(loss) on derivative financial instruments	364	(347)

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following amounts were recognized in profit or loss in relation to marketable securities:

	March 31, 2021	March 31, 2020
Net gain/(loss) on marketable securities	(119)	1,203

The table below presents the Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the end of reporting period and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 2 years	More than 2 years
March 31, 2021
Accounts payable	21,068	—	—
Loans and financing	1,477	1,923	1,612
Lease liabilities	1,202	1,661	3,026
Accounts payable from acquisition of subsidiaries	9,576	71	—
Other liabilities	128	219	—

a.	Fair value Hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	March 31, 2021
	Level 1	Level 2	Level 3
Assets
Marketable Securities	16,117	—	—
Derivative financial instruments	—	134	—

Liabilities
Accounts payable from acquisition of subsidiaries (“earn-out”)	—	—	6,973

	December 31, 2020
	Level 1	Level 2	Level 3
Assets
Marketable Securities	16,969	—	—
Derivative financial instruments	—	174	—

Liabilities
Accounts payable from acquisition of subsidiaries (“earn-out”)	—	—	542

There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the first quarter of 2021.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

•

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments could include:

•	the use of quoted market prices or dealer quotes for similar instruments/

•	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves

•	for foreign currency forwards – the present value of future cash flows based on the forward exchange rates at the balance sheet date

•	for foreign currency options – option pricing models (e.g. Black-Scholes model), and

•	for other financial instruments – discounted cash flow analysis.

The majority of the resulting fair value estimates are included in level 2, except for a contingent consideration payable (“earn-out”), where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The Sale and Purchase agreement of each acquisition is established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out. As at March 31, 2021, the fair value of the earn-out amounts USD 6,980 (December 31, 2020 – USD 542). Refer to note 4 for more details about the earn-out.

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

The following table presents the maximum earn-out and the probability used by the management in determining the earn-out fair value:

	March 31, 2021
Acquired company	Maximum earn-out	Expected earn-out	Amount recognized on acquisition date
Ciashop	360	38.9%	140
Indeva	1,397	27.0%	377
Escuela de Internet	402	0.0%	—
WorkArea	25,000	25.8%	6,456
			6,973

	December 31, 2020
Acquired company	Maximum earn-out	Expected earn-out	Amount recognized on acquisition date
Ciashop	360	42.7%	154
Indeva	1,397	26.6%	372
Dlieve	1,174	1.4%	16
Escuela de Internet	402	0.0%	—
			542

The following table presents the changes in level 3 items for the period ended on March 31, 2021 (refer to note 4 for additional details):

Opening balance on January 1, 2021	542

Acquisitions of subsidiaries	6,403
Payments of principal/finance charges – earn-out	(7)
Earn-out adjustments	90
Exchange rate effect	(55)

Closing balance on March 31, 2021	6,973

b.	Fair values of other financial instruments (unrecognized)

The group also has a number of financial instruments which are not measured at fair value in the balance sheet. As at March 31, 2021, for these instruments, the fair values are not different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at March 31, 2021:

	Carrying amount	Fair value
Financial liabilities
Loans and financing	4,868	4,790

	4,868	4,790

27.2	Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk,

VTEX

Notes to the interim condensed consolidated financial statements

(Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements for the ended December 31, 2020.

28	COVID-19 Impact

The COVID-19 pandemic spread rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. The Group has taken several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for its directors and employees (such as social distancing and working from home).

At this stage, the impact on the business of the Group and results has not been significant. The impact on our business and results has been positive. As the Group operates in an online environment, we have found increased demand for our products and services and it is expected to continue increasing.

The Group has not accessed any revolving line of credit, loans nor modified the periods of payments of other financial liabilities. Also, the terms and conditions with customers have not been changed and because of the business model, it is not expected any delay on the trade receivables collection.

The financial statements are prepared on an ongoing basis, and there is no doubt regarding the Group´s ability to continue it for further periods.

The Group will continue to follow the various government policies in each country that the Group operates and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

29	Subsequent events

29.1	Acquisition of Suiteshare

On April 16, 2021, the Group signed a binding share purchase agreement to acquire Suiteshare Tecnologia da Informação Ltda. (“Suiteshare”), a Brazil-based technology company, to strengthen its presence in the nascent conversational commerce segment. Transaction was closed on May 28, 2021.

The Group will work alongside the Suiteshare team, who will remain engaged post transaction, to accelerate growth in conversational commerce. With the acquisition, the Group will be able to offer a geolocation-based, WhatsApp conversation commerce solution with seamless integration. The Suiteshare solution has shown high conversion rates when offered to the Group’s customers, showing the cross-sell potential and the interest of customers in conversational commerce solutions.

Fair value of assets acquired and liabilities assumed are still being evaluated; therefore it is not possible to make the complete disclosure of a business combination. The Group expects to have more complete information in the interim consolidated financial statements as of June 30, 2021.

To date of issuance of these financial statements, the Group paid USD 3,1 million. The total estimated consideration transferred for the acquisition may go up to USD 4,7 million, based on the achievement of earn-out consideration assumptions.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of VTEX

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of VTEX and its subsidiaries (the “Company”) as of December 31, 2020 and 2019 and January 1, 2019, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and January 1, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

May 3, 2021

We have served as the Company’s auditor since 2020.

VTEX

Consolidated balance sheet

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2020	December 31, 2019	January 1, 2019
ASSETS
Current assets
Cash and cash equivalents	7	58,557	29,762	5,509
Restricted cash	8	1,429	2,766	2,026
Marketable securities	9	16,969	14,495	—
Trade receivables	10	24,491	14,921	8,500
Recoverable taxes	12	4,071	2,353	1,000
Deferred commissions		438	30	—
Prepaid expenses	11	2,379	1,500	1,099
Derivative financial instruments		174	—	—
Other		223	92	243

Total current assets		108,731	65,919	18,377

Non-current assets
Deferred tax	13	2,174	1,331	875
Prepaid expenses	11	3,134	286	512
Recoverable taxes	12	674	—	—
Deferred commissions		389	16	—
Other		53	198	11
Right-of-use	25	5,076	6,917	7,509
Property and equipment, net	15	4,551	4,582	3,659
Intangible assets, net	16	15,093	18,378	5,351
Investments in joint venture		136	58	—

Total non-current assets		31,280	31,766	17,917

Total assets		140,011	97,685	36,294

The accompanying notes are an integral part of the consolidated financial statements.

VTEX

Consolidated balance sheet

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2020	December 31, 2019	January 1, 2019
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	17	20,709	9,578	5,027
Loans and financing	19	1,585	3,122	367
Taxes payables	18	6,790	2,469	1,722
Lease liabilities	25	850	1,366	1,050
Deferred revenue	21.2	14,170	8,158	3,196
Accounts payable from acquisition of subsidiaries	4.6	2,794	4,042	451
Others		159	508	943

Total current liabilities		47,057	29,243	12,756

Non-current liabilities
Loans and financing	19	4,774	7,908	4,088
Lease liabilities	25	5,303	6,309	6,459
Accounts payable from acquisition of subsidiaries	4.6	1,206	5,391	1,092
Deferred revenue	21.2	5,005	1,376	1,601
Deferred tax	13	731	325	—
Others		187	48	—

Total non-current liabilities		17,206	21,357	13,240

EQUITY
Issued Capital	20	17	17	13,939
Capital reserve	20	78,945	50,133	3,925
Other reserves		104	(572)	—
Retained earnings (accumulated losses)		(3,444)	(2,530)	(7,586)

Equity attributable to VTEX’s shareholders		75,622	47,048	10,278
Non-controlling interests		126	37	20

Total shareholders’ equity		75,748	47,085	10,298

Total liabilities and equity		140,011	97,685	36,294

The accompanying notes are an integral part of the consolidated financial statements.

VTEX

Consolidated statement of profit or loss

In thousands of U.S. dollars, except per share amounts

	Note	December 31, 2020	December 31, 2019
Subscriptions revenue	21.1	93,366	58,289
Services revenue	21.1	5,310	3,038

Total revenue		98,676	61,327

Subscriptions cost		(27,801)	(15,843)
Services cost		(7,050)	(4,404)

Total cost	22	(34,851)	(20,247)

Gross profit		63,825	41,080

Operating Expenses
General and administrative		(13,961)	(10,692)
Sales and marketing		(23,844)	(20,174)
Research and development		(19,039)	(12,688)
Other income (losses)		(462)	665

Income (loss) from operation	22	6,519	(1,809)

Finance income		3,904	1,292
Finance expense		(7,038)	(3,186)

Finance result	24	(3,134)	(1,894)
Equity results		78	10

Income (loss) before income tax		3,463	(3,693)

Income tax
Current	13	(4,904)	(1,015)
Deferred	13	616	132

Net income (loss) of the year		(825)	(4,576)

Attributable to controlling shareholders		(914)	(4,593)
Non-controlling interest		89	17

Loss per share
Basic and diluted loss per share	26	(0.005)	(0.029)

The accompanying notes are an integral part of the consolidated financial statements.

VTEX

Consolidated statement of comprehensive income

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2020	December 31, 2019
Income (loss) for the year	(825)	(4,576)

Items that are or may be reclassified subsequently to profit or loss:
Foreign cumulative conversion adjustment	676	(572)

Total comprehensive income for the year	(149)	(5,148)

The accompanying notes are an integral part of the consolidated financial statements.

Statement of changes in shareholders’ equity

In thousands of U.S. dollars, unless otherwise indicated

	Notes	Issued Capital	Capital reserve	Other reserves)	Retained earnings (accumulated loss)	Total shareholders’ equity	Non-controlling interests	Total equity
As at January 1, 2019		13,939	3,925	—	(7,586)	10,278	20	10,298
Net loss of the year		—	—	—	(4,593)	(4,593)	17	(4,576)
Foreign cumulative conversion adjustment		—	—	(572)	—	(572)	—	(572)
Exercise of stock options		972	—	—	—	972	—	972
Issue of ordinary shares as consideration for a business combination		43	1,542	—	—	1,585	—	1,585
Dividends paid		—	(997)	—	(369)	(1,366)	—	(1,366)
Corporate reorganization		(14,938)	4,917	—	10,021	—	—	—
Capital contribution		1	39,999	—	—	40,000	—	40,000
Share-based compensation		—	747	—	(3)	744	—	744
As at December 31, 2019		17	50,133	(572)	(2,530)	47,048	37	47,085
Net profit of the year		—	—	—	(914)	(914)	89	(825)
Foreign cumulative conversion adjustment		—	—	676	—	676	—	676
Exercise of stock options		—	313	—	—	313	—	313
Issue of ordinary shares as consideration for a business combination		—	93	—	—	93	—	93
Capital contribution		—	156,650	—	—	156,650	—	156,650
Buy back of shares		—	(131,047)	—	—	(131,047)	—	(131,047)
Share-based compensation		—	2,803	—	—	2,803	—	2,803
As at December 31, 2020		17	78,945	104	(3,444)	75,622	126	75,748

The accompanying notes are an integral part of the consolidated financial statements.

VTEX

Consolidated statement of cash flows

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2020	December 31, 2019
Net profit /(loss) of the year		(825)	(4,576)
Adjustments on profit or (loss) of the year
Depreciation and amortization	22	2,400	2,526
Deferred income tax		(616)	(132)
Loss on disposal of property, equipment and intangible assets	15, 16	132	300
Allowance for doubtful accounts	10	972	552
Share-based compensation	27	2,803	744
Adjustment of hyperinflation	24	779	409
Profit on investments in joint venture		(78)	(10)
Fair value gain (losses)		(1,454)	44
Other costs and foreign exchange, net		1,714	905

Working capital adjustments:
Trade receivables		(10,104)	(6,680)
Recoverable taxes		(2,215)	(1,353)
Prepaid expenses		(3,727)	(114)
Deferred tax		(40)	(324)
Other assets		27	773
Accounts payable and accrued expenses		7,961	3,863
Taxes payable		5,944	1,305
Deferred revenue		9,641	4,737
Other liabilities		(210)	(344)

Cash provided by operating activities		13,104	2,625

Income tax paid		(1,939)	(558)

Net cash provided by operating activities		11,165	2,067

Cash flows from investing activities
Purchase of marketable securities	9	(3,846)	(14,371)
Redemption of marketable securities	9	2,007	—
Interest received		1,037	100
Acquisition of subsidiaries net of cash acquired	4	(3,646)	(3,101)
Acquisitions of property and equipment	15	(1,648)	(1,828)

Net cash used by investing activities		(6,096)	(19,200)

Cash flows from financing activities
Dividends paid		—	(1,366)
Changes in restricted cash		1,337	(740)
Proceeds from the exercise of stock options		313	972
Capital increase	20	156,650	40,000
Buyback of shares		(129,031)	—
Loans obtained	19	—	7,614
Payment of loans and financing	19	(2,999)	(1,619)
Interest paid		(186)	(267)
Principal elements of lease payments		(350)	(216)
Lease Interest paid	25	(775)	(870)

	Note	December 31, 2020	December 31, 2019
Net cash provided by financing activities		24,959	43,508

Net increase in cash and cash equivalents		30,028	26,375

Cash and cash equivalents, beginning of the year		29,762	5,509

Effect of exchange rate changes		(1,233)	(2,122)

Cash and cash equivalents, end of the year	7	58,557	29,762

Supplemental cash flow information:

Lease Liabilities arising from obtaining right-of-use assets		820	579

Accounts payable related to buyback of shares	23	2,016	—

Unpaid amount related to business combinations		—	9,013

Issue of ordinary shares as consideration for a business combination		93	1,585

The accompanying notes are an integral part of the consolidated financial statements.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

1	General information

VTEX (“Company” or “Group”) provides a software-as-a-service digital commerce platform for enterprise brands and retailers. The VTEX’s platform enables the customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, the Company have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. VTEX’s platform is engineered to enterprise-level standards and functionality with the significant majority of the Company’s revenue coming from large, blue-chip companies. VTEX are trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries to connect with their consumers in a meaningful way.

The Group enable the customers to implement multiple go-to-market strategies. VTEX’s platform combines commerce, order management and marketplace functionality, allowing enterprises to sell a wide assortment of products across multiple channels. By integrating with suppliers, distributors, third-party vendors, franchisees, warehouses, and brick-and-mortar stores, enterprises can rapidly implement new business models and digital experiences, including direct-to-consumer, marketplace, ship from store, endless aisle and drop-ship. The Group call this set of deep integrations “Collaborative Commerce.”

VTEX’s Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. the ecosystem includes more than 500 integrated solutions, 200 systems integrators, 100 marketplaces, 80 payments solutions, and 50 logistics companies. VTEX’s partners’ solutions are embedded within the platform, allowing the customers to seamlessly execute their commerce vision and strategy. The more customers adopt the platform and partners join platform’s network, the more efficiently the Group can help facilitate the future of commerce.

The technology is flexible and extensible. it’s open, API-first, multi-tenant commerce platform allows enterprises to adopt new commerce capabilities with minimal risk. Combined with it low-code development platform, VTEX IO, the Group enable customers to build proprietary technology, seamlessly integrated with extensive out-of-the-box functionality. In essence, VTEX’s “Composable Commerce” approach allows enterprises to leverage the knowledge of highly specialized talents from the ecosystem while focusing their own talent on what makes them unique. Composable Commerce enables customers to rapidly deploy VTEX’s solutions and quickly iterate and customize the entire commerce experience at scale.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The following entities are part of the Group and are being consolidated in these financial statements:

				Interest held by the Group (%)
Company	Place of business/ country of incorporation	Relationship	Principal business activity	2020	2019
VTEX	Cayman	Holding	Technology Services
VTEX Informática S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	96.54	96.54
VTEX Brasil Tecnologia para E-commerce Ltda. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100.00	100.00
VTEX Publicidade e Eventos Ltda. (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100.00	100.00
VTEX Intermediação de Cobrança Ltda. (“VTEX Store”)	Brazil	Subsidiary	Technology Services	99.99	99.99
Dlieve Tecnologia S.A. (“Dlieve”) (vi)	Brazil	Subsidiary	Technology Services	100.00	100.00
Ciashop Soluções para Comércio Eletrônico S.A. (“Ciashop”) (vi)	Brazil	Subsidiary	Technology Services	100.00	100.00
ATMA Tecnologia e Inovação Ltda. (“Biggy”) (vi) (vii)	Brazil	Subsidiary	Technology Services	—	100.00
Loja Integrada Tecnologia para Softwares Ltda. (“Loja Integrada”) (i)	Brazil	Subsidiary	Technology Services	100.00	—
Soluciones Integrales En E.Commerce Spa. (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100.00	100.00
Companhia Colombiana e Tecnologia para ECommerce (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100.00	100.00
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100.00	100.00
UniteU Technologies Inc. (“UniteU”) (ii) (vi)	USA	Subsidiary	Technology Services	—	100.00
VTEX Ecommerce Plataform Limited (“VTEX UK”)	England	Subsidiary	Technology Services	100.00	100.00
EICOM Limited (“EICOM”) (iii)	England	Subsidiary	Technology Services	100.00	—
Soluciones Cloud En Ecommerce S. De R.L. De C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	99.95	99.95
Escuela de Internet Education S.A.P.I. de C.V. (“Escuela”) (iv)	Mexico	Subsidiary	Technology Services	100.00	—
Tecnologia para Comercio Electronico S.A.C. (“VTEX PER”) (v)	Peru	Subsidiary	Technology Services	—	99.79

(i)	Loja Integrada was split from VTEX Brazil in 2020.
(ii)	UniteU was merged into VTEX USA in 2020.
(iii)	EICOM was established in 2020. Refer to Note 1.1 for additional details.
(iv)	Escuela de Internet was acquired in 2020. Refer to Note 4 for additional details.
(v)	Peru was closed in 2020.
(vi)	UniteU, Ciashop, Biggy, and Dlieve were acquired in 2019. Refer to note 4 for additional details.
(vii)	Biggy was merged into VTEX Brazil in 2019.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The Group also holds VT Comercio, a joint venture (“JV”) established in July 2019 with a participation of 50%. The Group recognizes on these consolidated financial statements its interest to the net assets of the arrangement.

1.1	Corporate Reorganization

a.	Establishment of VTEX

In October 2019, the VTEX Group completed its Corporate Reorganization process (“Restructuring”), whereby two new holding companies: VTEX (non-operating), located in the Cayman Islands and VTEX UK (operating), located in the United Kingdom, became the direct and indirect controlling entities of the Group and the shareholders and its voting and non-voting interest are the same before and after the restructuring. Until October 2019, VTEX Brazil, an operating company, was the ultimate holding of the Group, and it consolidated the results of all companies until that date.

The main purpose of the restructuring was to expand the Group’s range of funding possibilities to foreign investors with a focus on international expansion.

The Group accounted for the restructuring using the capital reorganization accounting, and the pre-combination carrying amounts of VTEX Brazil are included in the VTEX’s consolidated financial statements with no fair value uplift. Thus, these consolidated financial statements reflect:

(i)	The historical operating results and financial position of VTEX Brazil prior to the restructuring;

(ii)	The consolidated results of the Group following the restructuring;

(iii)	The assets and liabilities of VTEX Brazil and its then subsidiaries at their historical cost;

(iv)	The number of ordinary shares issued by VTEX, as a result of the restructuring is reflected retroactively to January 1, 2019, for purposes of calculating earnings per share;

(v)	VTEX Brazil shares were contributed in VTEX by its book value as at September 30, 2019; and

(vi)	As the remaining equity reserves of VTEX Brazil are no longer applicable to VTEX, they were added to the initial capital reserve balance. See note 20.3.

b.	Establishment of EICOM

In January 2020, the Group established EICOM Limited as a subsidiary of VTEX UK. EICOM is a company focused on education of senior executives in Europe and it is 100% owned by the Group.

2	Summary of significant accounting policies

The accounting policies described in detail below have been consistently applied to all years presented in these consolidated financial statements unless otherwise stated. The financial statements are applicable for the group consisting of VTEX and its subsidiaries. The accounting policies have been consistently applied by VTEX Group.

2.1	Basis of preparation

a.	Compliance with IFRS

The consolidated financial statements of VTEX Group have been prepared in accordance with International Financial Reporting Standards (“IFRS)” and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

These are the Group’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1 First-time Adoption of International Financial Reporting Standards has also been applied. An explanation of how the transition to IFRSs has affected the reported financial position, financial performance, and cash flows of the Group is provided in note 3.

The consolidated financial statements were authorized for issue by the Board of Directors on May 3, 2021.

b.	Historical cost convention

The financial statements have been prepared on a historical cost basis, except for certain financial assets and financial liabilities (including derivative instruments) measured at fair value.

c.	New standards that are not yet adopted

Certain new accounting standards and interpretations have been published, which are not mandatory for December 31, 2020, and the related standards were not early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2.2	Principles of consolidation and equity accounting

a.	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group (refer to note 4).

Inter-company transactions, balances, and unrealized gains on transactions between Group companies are eliminated in the preparation of the consolidated financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

b.	Joint arrangements

Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The VTEX Group currently has only VT Comercio as a joint venture.

Interests in joint ventures are accounted for using the equity method after initially being recognized at cost in the consolidated balance sheet.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

2.3	Segment reporting

For reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker (“CODM”) of the Group, which is comprised of the Board of Directors the Group, reviews the consolidated results as whole.

The CODM considers the whole Group a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a consolidated basis for all subsidiaries.

The Group’s revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the consolidated financial statements.

a.	Segment revenue by region

None of the clients represent more than 5% of the Group´s revenues.

The amount of this revenue from external customers, by geography, is shown in the table below:

	December 31, 2020	December 31, 2019
Brazil	56,485	43,435
Latin America	36,486	14,979
Rest of the World	5,705	2,913

Total revenue by region	98,676	61,327

b.	Segment non-current assets by region

The total of non-current assets other than financial instruments and deferred tax assets, broken down by location of the assets, is shown in the following table:

	December 31, 2020	December 31, 2019
Brazil	19,398	26,942
Others	5,322	2,735

Total non-current assets by region	24,720	29,677

2.4	Foreign currency translation

a.	Functional and presentation currency

The Group has significant operations internationally that are denominated in foreign currencies, as the Group transacts business in various foreign currencies and have significant international revenues and costs. The subsidiaries of the Group generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in U.S. dollars (“USD”) which is the functional and presentation currency of VTEX. All amounts have been rounded to the nearest thousands of USD, except when otherwise indicated.

b.	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss.

c.	Group companies with a different functional currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency (U.S. dollar) are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate, except for the goodwill and fair value adjustments for business combinations before the transition date. See note 3.3.

For the translation mechanism when the functional currency is of a hyperinflationary economy, refer to note 2.26.

2.5	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

2.6	Restricted cash

Restricted cash include deposits subject to regulatory restrictions and therefore not available for general use by the other entities within the group.

2.7	Marketable securities

All marketable securities are recognized at their fair value. The Group determines the appropriate classification of investments in debt securities at the time of purchase. Securities may have stated maturities greater than one year. All marketable securities are considered available to support current operations and are classified as current assets. Gains and losses in fair value are included in financial income (expenses).

2.8	Trade receivables

Accounts receivable are recognized initially at the amount of consideration that is unconditional. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See note 9 for further information about the Group’s accounting for accounts receivables and note 2.24 for a description of the Group’s impairment policies.

2.9	Property and equipment

Property and equipment items are stated at historical cost of acquisition, less depreciation, and any impairment loss. The historical cost includes expenditure that is directly attributable to the acquisition of the items.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The depreciation is calculated on a straight-line, and the assets have the following useful lives:

Class of Property and equipment	Useful life (years)
Machinery and equipment	10
Computers and peripherals	5
Furniture and fixtures	10
Leasehold improvements	2-8

The assets’ residual values, useful life, and depreciation methods are reviewed and adjusted, if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.11).

Gains and losses on disposals are determined by comparing sales value with carrying amount and are recognized in profit or loss.

2.10	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred
•	liabilities incurred to the former owners of the acquired business
•	equity interests issued by the Group, and
•	fair values of any liability resulting from a contingent consideration arrangement (“earn out”).

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Earn out is classified either as equity or financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with fair value changes recognized in profit or loss.

The Group analyzes whether an arrangement for payments to selling shareholders is part of the consideration transferred in the business combination or is a transaction separate from the business combination. In the event of such cases, the amount is recognized according to IFRS 2 requirements.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

2.11	Intangible assets

a.	Goodwill

Goodwill is measured as described in note 2.10. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized; however, it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and it is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (CGUs) for impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination in which the goodwill arose. The units are identified at the lowest level at which goodwill is monitored for internal management purposes.

b.	Customer relationship and intellectual property

Customer relationship and intellectual property acquired in a business combination are recognized at fair value at the acquisition date.

Customer relationship and intellectual property have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. Amortization is calculated under the straight-line method of 8 years according to the valuation made on the purchase price allocation. The Group periodically evaluates for changes on the useful lives.

c.	Software

Licenses of software acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and impairment losses, if applicable. Amortization is calculated under the straight-line method over 5 to 10 years according to the valuation made on the purchase prices allocation. Maintenance costs are recognized as expenses when incurred.

Software development costs associated with internal use software, which are incurred during the application development phase and meet other requirements under the guidance are capitalized.

2.12	Impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, Impairment losses recognized for goodwill cannot be reversed in a subsequent period.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

2.13	Prepaid expenses

Prepaid expenses include prepaid software licenses and certain hosting services and are recognized as an asset in the statement of financial position. Those amounts are measured according to the date of transaction for the purpose of determining the exchange rate to be used for the related asset or expense at the date on which the group initially recognizes the non-monetary asset arising from the payment of advance consideration.

2.14	Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred. Loans are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Loans are removed from the balance sheet when the obligation specified in the contract is discharged, canceled, or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Loans and financing are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.15	Accounts payable and accrued expenses

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year, which are unpaid. Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Suppliers are presented as current liabilities unless payment is not due within 12 months after the reporting period.

It also includes liabilities for wages and salaries, that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service is recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The Group does not have other long-term employee benefits or post-employment obligations.

2.16	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as an interest expense.

2.17	Current and deferred income tax

The income tax benefit or expense for the period comprises current and deferred taxes. Income taxes are recognized in the profit or loss, except to the extent that they relate to items recognized in other

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

comprehensive income or directly in equity. In such cases, the income taxes are also recognized in other comprehensive income or directly in equity.

The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group entities operate and generate taxable income. Management periodically evaluates positions taken by the Group in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate based on amounts expected to be paid to the tax authorities.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Group is able to control the timing of the reversal of the temporary differences and, it is probable that the differences will not reverse in the foreseeable future.

2.18	Share-based compensation

The Group operates equity-settled share-based compensation plans that are designed to provide long-term incentives for selected directors and employees to deliver long-term shareholder returns.

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

The estimated fair value of the option on the grant date is calculated based on the appraisal or relevant transaction closest to the grant date.

2.19	Profit-sharing

The Group recognizes a liability and an expense for profit sharing based on a formula, which considers the income for the year after certain adjustments. The Group recognizes the liability when it is contractually obligated or when there is a previous practice that has created a constructive obligation over the service period, if applicable.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

2.20	Revenue recognition

Revenue is composed of subscriptions and other services as further discussed below :

a.	Subscriptions

Subscription revenues are originated from a cloud-based multichannel SaaS platform focused on Ecommerce. There is a single performance obligation corresponding to maintaining the access to the platform. Revenue is recognized over time and the transaction price consists on the following components:

•	Take rate is a fixed percentage charged on each costumer’s gross merchandise value (GMV). Revenue is recognized in the period in which the transaction with the end consumer occurs.

•	Voucher revenue is a non-refundable upfront fee paid in exchange for reducing of take rate mentioned above during a predetermined period. Revenue is recognized ratably over the contractual period.

•	Fixed fee is a fixed amount billed on a monthly basis. Revenue is recognized ratably over the contract period.

•

Rebates represent VTEX’s share from partnerships (such as marketplaces and payment providers) that is calculated as a fixed percentage of the end consumer’s gross merchandise value, or as a fixed fee. Revenue is recognized in the period in which the transaction with the end consumer occurs

b.	Services

Services comprise revenues substantially from consulting and professional services, which primarily consist of digital commerce solutions architecting, education packages and others. Revenues from consulting services are recognized in the accounting period in which the services are rendered based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided because the customer receives and uses the benefits simultaneously and the customer pays the service based on a payment schedule. The Group does not provide implementation services, which are provided by third party companies to the customers of the Group.

Estimates of revenues, costs, or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in profit or loss in the period in which the circumstances that give rise to the revision become known by management. Payments received in advance of services being rendered are recorded as deferred revenue and recognized ratably over time.

2.21	Deferred Costs

Deferred costs include deferred sales commissions that are incremental costs of obtaining customer contracts. Sales commissions are not paid on subscription renewal. The Group amortizes deferred sales commissions ratably over five years. The Group determined the period of benefit by taking into consideration our past experience with customers and industry peers.

2.22	Leases

The Group leases mostly commercial buildings used by its administrative areas. Rental contracts are typically made for fixed periods but may have extension options. Contracts may contain both lease and non-lease components. However, for these real estate leases, the Group elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable by the Group under residual value guarantees;
•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonable extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance costs. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of a lease liability
•	any lease payments made at or before the commencement date less any lease incentives received
•	any initial direct costs, and
•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and furniture.

2.23	Distribution of dividends

Provision is recorded for the amount of any dividend declared and authorized until the end of the reporting period.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

2.24	Earnings per share

a.	Basic earnings per share

Basic earnings per share are calculated by dividing:

•	the profit attributable to owners of the Group, excluding any costs of servicing equity other than ordinary shares

•	by the weighted average number of ordinary shares outstanding during the financial year and excluding treasury shares if applicable.

b.	Diluted earnings per share

Diluted earnings per share adjust the figures used in the determination of basic earnings per share to consider the weighted average number of additional ordinary shares that would have been outstanding, assuming the conversion of all dilutive potential ordinary shares.

2.25	Financial instruments

The VTEX Group classifies its financial assets according to the business model for the management of its financial assets, measured at amortized cost and fair value through profit or loss, as follows:

a.	Classification

The Group classifies its financial assets under the following measurement categories:

•	Measured at fair value through profit or loss;

•	Measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will be recorded in profit or loss.

The Group reclassifies investments in debt securities only when the business model for managing such assets is changed.

b.	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

c.	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

The subsequent measurement of debt instruments depends on the Group’s business model for asset management, in addition to the characteristics of the asset’s cash flow. The Group classifies its debt instruments according to the following three measurement categories:

Amortized cost - assets, held to collect contractual cash flows when such cash flows represent only payments of principal and interest, are measured at amortized cost. Interest income from these financial

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

assets is recorded in financial income using the effective interest rate method. Any gains or losses due to asset’s write-off are recognized directly in the income statement and presented in “Financial income, net” together with foreign exchange gains and losses. Impairment losses are presented in a separate account in the income statement.

Fair value through profit or loss - assets that do not meet the classification criteria as amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. Any gains or losses on an investment in a debt security that is subsequently measured at fair value through profit or loss are recognized in the result and presented net “Financial result, net”, in the period in which they occur.

Impairment of financial assets

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from the initial recognition of the receivables. For more details, refer to note 28.2 (a)(iii).

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the balance sheet when there is a legal right to offset the recognized amounts and there is the intention to liquidate them on a net basis or carrying out the asset and settling the liability simultaneously. The legal right should not be contingent on future events, and should be applicable in the normal business course and the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.26	IAS 29 - Financial reporting in Hyperinflationary Economies

On June 14, 2018, the National Institute of Statistics and Census of Argentina (“INDEC”), disclosed the wholesale price index data for May 2018, which has been consistently published in Argentina and used as a basis for monitoring inflation in Argentina. Based on this data, the accumulated inflation in the last three years exceeded 100%, and with support from qualitative analysis, the Group concluded that as of July 1, 2018, Argentina was considered a country with a hyperinflationary economy. As a result, VTEX ARG has adopted the IAS 29 Financial Reporting in Hyperinflationary Economies as of the same date retrospectively as if the currency had always been hyperinflationary.

Pursuant to IAS 29, Non-monetary items and income statement balances of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

IAS 29 generated an impact for the year ended December 31, 2020, in the finance result in the amount of USD 779 (2019 – USD 409).

The translation of the balances of a hyperinflationary economy to the presentation currency was based on the closing rate of the reporting period for both balance sheet and statement of comprehensive income balances. The Group used the General Consumer Price Index (“IPC”) obtained from INDEC to calculate hyperinflation effects on the balances from January 1, 2019, to December 31, 2020.

The accumulated inflation rates from January 1, 2020, to December 31, 2020, was 36.13% (2019 - 54.51%)

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

3	First-time adoption of IFRS

These financial statements are the first the Group has prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2018, the Group prepared its financial statements in accordance with International Financial Reporting Standards for Small and Medium sized Entities (IFRS for SMEs).

Accordingly, the Group has prepared financial statements that comply with IFRS applicable as at December 31, 2020, together with the comparative period of December 31, 2019. This note explains the principal adjustments made by the Group in restating its previous Generally Accepted Accounting Principles (“previous GAAP”) financial statements, including the statement of financial position as at January 1, 2019.

3.1	Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS.

The Group has applied for the following exemption:

IFRS 3 Business Combinations has not been applied to acquisition of the subsidiaries that are considered businesses under IFRS that occurred prior to January 1, 2019. Use of this exemption means that the previous GAAP carrying amounts of assets and liabilities, that are required to be recognized under IFRS are their deemed cost at the date of the acquisition. After the date of the acquisition, measurement is in accordance with IFRS. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position. The Group did not recognize any assets or liabilities that were not recognized under the previous GAAP or exclude any previously recognized amounts as a result of IFRS recognition requirements. IFRS 1 also permits that the previous GAAP carrying amount of goodwill must be used in the opening IFRS statement of financial position (apart from adjustments for goodwill impairment and recognition or derecognition of intangible assets). In accordance with IFRS 1, the Group has tested goodwill for impairment at the date of transition to IFRS. There was no impairment recognized on goodwill at January 1, 2019. The Group has not applied IAS 21 The Effects of Changes in Foreign Exchange Rates retrospectively to fair value adjustments and goodwill from business combinations that occurred before the date of transition to IFRS. Such fair value adjustments and goodwill are treated as assets and liabilities of the parent rather than as assets and liabilities of the acquiree. Therefore, those assets and liabilities are already expressed in the functional currency of the parent or are non-monetary foreign currency items and no further translation differences occur.

3.2	Mandatory exceptions

Estimates

The estimates at January 1, 2019, are consistent with those made for the same dates in accordance with previous GAAP (after adjustments to reflect any differences in accounting policies) apart from the following items:

•	Allowances for Expected Credit Losses

•	Discounted rate for calculation of lease liabilities

The estimates used by the Group to present these amounts in accordance with IFRS reflect conditions on January 1, 2019, the date of transition to IFRS.

The following mandatory exceptions were also applied on the transition date:

•	Derecognition of financial assets and financial liabilities

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

•	Non-controlling interests
•	Classification and measurement of financial instruments
•	Impairment of financial assets

3.3	Effects of IFRS adoption

The following tables reflect the effects in equity and profit or loss that were observed for the adoption of IFRS 1 financial statements:

Group reconciliation of equity as at January 1, 2019 (date of transition to IFRS)

Assets	IFRS SMEs as at December 31, 2018	Other Adjustments (*)	Effect of Transition		IFRS as at January 1, 2019
Cash and cash equivalent	7,535	(2,026)	—		5,509
Restricted cash	—	2,026	—		2,026
Trade receivables	8,726	485	(711)	a	8,500
Recoverable taxes	1,000	—	—		1,000
Prepaid expenses	537	562	—		1,099
Other current assets	313	(70)	—		243

Total current assets	18,111	977	(711)		18,377

Deferred tax assets	688	121	66	d	875
Prepaid expenses – Non-current	506	6	—		512
Other non-current assets	11	—	—		11
Right-of-use	—	—	7,509	b	7,509
Property and equipment, net	3.659	—	—		3,659
Intangible assets, net	5.351	—	—		5,351

Total non-current assets	10,215	127	7,575		17,917

Total assets	28,326	1,104	6,864		36,294

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Liabilities and shareholders’ equity	IFRS SMEs as at December 31, 2018	Other Adjustments (*)	Effect of Transition		IFRS as at January 1, 2019
Current liabilities
Account payables and accrual expenses	5,075	(48)	—		5,027
Loans and financing - Current	367	—	—		367
Taxes payables	1,766	(44)	—		1,722
Lease liabilities	—	—	1,050	b	1,050
Deferred revenue	2,917	279	—		3,196
Accounts payable from acquisition of subsidiaries - Current	451	—	—		451
Others current liabilities	726	217	—		943

Total current liabilities	11,302	404	1,050		12,756

Non-current liabilities
Loans and financing	4,088	—	—		4,088
Lease liabilities	—	—	6,459	b	6,459
Accounts payable from acquisition of subsidiaries	1,092	—	—		1,092
Deferred revenue	1,207	394	—		1,601

Total non-current liabilities	6,387	394	6,459		13,240
Equity	10,637	306	(645)	e	10,298

Total liabilities and equity	28,326	1,104	6,864		36,294

(*)	These adjustments relate to the correction of immaterial prior period items.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Group reconciliation of equity as at December 31, 2019

Assets	IFRS SMEs as at December 31, 2019	Other Adjustments (*)	Effect of Transition		IFRS as at December 31, 2019
Cash and cash equivalent	32,528	(2,766)	—		29,762
Restricted cash	—	2,766	—		2,766
Marketable securities	14,495	—	—		14,495
Trade receivables	14,618	289	14	a	14,921
Recoverable taxes	2,467	(114)	—		2,353
Deferred commissions	—	30	—		30
Prepaid expenses	922	578	—		1,500
Other	134	(42)	—		92

Total current assets	65,164	741	14		65,919

Non-current assets
Deferred tax	1,197	228	(94)	d	1,331
Prepaid expenses	233	53	—		286
Deferred commissions	0	16	—		16
Other	273	(75)	—		198
Right-of-use	—	—	6,917	b	6,917
Property and equipment, net	4,583	(1)	—		4,582
Intangible assets, net	18,099	(418)	697	c	18,378
Investments in joint venture	—	58	—		58

Total non-current assets	24,385	(139)	7,520		31,766

Total assets	89,550	601	7,534		97,685

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

	IFRS SMEs as at December 31, 2019	Other Adjustments (*)	Effect of Transition		IFRS as at December 31, 2019
Liabilities and shareholders’ equity
Current liabilities
Account payables and accrual expenses	9,000	578	—		9,578
Loans and financing	3,122	—	—		3,122
Taxes payables	2,449	20	—		2,469
Lease liabilities	—	—	1,366	b	1,366
Deferred revenue	6,620	1,538	—		8,158
Accounts payable from acquisition of subsidiaries - Current	3,871	171	—		4,042
Others current liabilities	495	13	—		508

	25,557	2,320	1,366		29,243

Non-current liabilities
Loans and financing	7,908	—	—		7,908
Lease liabilities	—	—	6,309	b	6,309
Accounts payable from acquisition of subsidiaries	5,691	(300)	—		5,391
Deferred revenue	1,337	39	—		1,376
Deferred tax liabilities	—	325	—		325
Others	—	48	—		48

Total non-current liabilities	14,936	112	6,309		21,357

Equity	49,057	(1,831)	(141)	e	47,085

Total liabilities and equity	89,550	601	7,534		97,685

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Group reconciliation of results as of December 31, 2019

	IFRS SMEs as at December 31, 2019	Other Adjustments (*)		Effect of Transition		IFRS as at December 31, 2019
Subscription revenue	59,133	(844)		—		58,289
Services revenue	7,253	(4,215)	(**)	—		3,038
Total revenue	66,386	(5,059)		—		61,327
Subscription cost	(15,937)	74		20	b	(15,843)
Services cost	(4,328)	(84)		8	b	(4,404)
Total cost	(20,265)	(10)		28		(20,247)

Gross profit	46,121	(5,069)		28		41,080

Operating Expenses
General and administrative	(11,727)	422		613	b / c	(10,692)
Sales and marketing	(22,871)	1,836		861	a / b	(20,174)
Research and development	(12,052)	(658)		22	b	(12,688)
Other Income (losses)	(878)	1,543		—		665

Income (loss) from operations	(1,407)	(1,926)		1,524		(1,809)

Finance income	1,026	266		—		1,292
Finance expense	(1,977)	(343)		(866)	b	(3,186)

Finance result	(951)	(77)		(866)		(1,894)

Equity results	—	10		—		10

Loss before income tax	(2,358)	(1,993)		658		(3,693)

Income tax
Current	(1,041)	26		—		(1,015)
Deferred	208	81		(157)	d	132

Net loss of the year	(3,191)	(1,886)		501		(4,576)

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

(*)	These adjustments relate to the correction of immaterial prior period items.
(**)	Included in this adjustment USD 1.5 million of revenue cut off.

Notes to the reconciliation of equity as at January 1, 2019 and December 31, 2019 and total comprehensive income for the year ended December 31, 2019

a.

The adoption of IFRS 9 has changed the Group’s accounting for impairment losses for financial assets by replacing incurred loss approach under IFRS for SME with a forward-looking expected credit loss (ECL) approach. IFRS requires the Group to recognize an allowance for ECLs for all debt instruments not held at fair value through profit or loss and contract assets. At the date of transition to IFRS, the Group adjusted its previous allowances under IFRS for SME to its new ECLs approach according to IFRS 9 and the net impact resulted in a decrease in trade receivables of USD 711, which resulted in a decrease in retained earnings by the same amount. As of December 31, 2019, the accumulated effect of IFRS 9 adoption amounted USD 14 in trade receivables. The effect in the statement of profit or loss is detailed in note 3.3 (f).

b.

The Group has adopted IFRS 16 Leases retrospectively with the cumulative effect of initial application of the IFRS 16 recognized at the date of initial application to January 1, 2019 and has recognized a right of use assets and lease liabilities. The reclassifications and the adjustments arising from the new leasing standard are therefore recognized in the opening balance sheet as at January 1, 2019. The accounting policies are disclosed in note 2.22.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the previous GAAP. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as at January 1, 2019 according to each agreement. As of the transition date the discount rate used was 11.52% for leasing in Brazil and 45.37% in Argentina.

i.	Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics;
•	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases;
•	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

In our assessments there were no events or changes in circumstances that indicate that the carrying amount of right-of-use assets may not be recoverable and therefore no impairment charges were recorded for the transition date.

ii.	Measurement of lease liabilities

Operating lease commitments as at January 1, 2019	12,327
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	(4,818)

Lease liability recognized as at January 1, 2019	7,509

Current	1,050
Non-current	6,459

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

iii.	Measurement of right-of-use assets

The associated right-of-use assets were measured at the amount equal to the lease liability.

iv.	Adjustments recognized in the balance sheet on January 1, 2019

The IFRS 16 adoption affected the following items in the balance sheet as at

January 1, 2019:

•	right-of-use assets – increase by USD 7,509
•	lease liabilities – increase by USD 7,509

The effect in the statement of profit or loss by function is detailed in note 3.3 (f) Refer to note 25 for more details of changes in right of use assets and lease liabilities.

c.

Under IFRS for SME the Group had amortized Goodwill. Under IFRS, goodwill is not amortized but tested for impairment. As at December 31, 2019, the Group adjusted intangible assets for USD 697 with an effect on amortization expenses reversal related to Goodwill. At the date of transition no adjustment was required because the Group did not apply IFRS 3 retrospectively to past business combinations. The detailed effect in the statement of profit or loss is in note 3.3 (f)

d.

The transition adjustments related to IFRS 9 and IFRS 16 resulted in temporary differences. According to its accounting policies, the Group recognized the tax effects of such differences. Deferred tax adjustments are recognized in correlation to the underlying transaction in retained earnings. The Group recognized an adjustment of USD 66 as at January 1, 2019 with its corresponding entry in retained earnings. As at December 31, 2019, the accumulated effect of the transition in deferred tax assets amounts to a net decrease of USD 94. During 2019 the Group recognizes USD 160 as an decrease of deferred tax expense.

e.	The Group has applied the exemption permitted by the standard reclassifying the total cumulation translation adjustment as at January 1, 2019 on other reserves to retained earnings.

f.	The effect in the statement of profit or loss separated by function is as follows:

•	Subscription cost: Net effect of reversal of lease payments under IFRS SME (USD 163) and the recognition of right-of-use asset amortization (USD 143)

•	Services cost: Net effect of reversal of lease payments under IFRS SME (USD 133) and the recognition of right-of-use asset amortization (USD 125)

•

General and administrative expenses: Net effect of reversal of lease payments under IFRS SME (USD 205), the recognition of right-of-use asset amortization (USD 165) and the reversal of goodwill amortization under IFRS SME (USD 573).

•

Sales expenses: Net effect of reversal of lease payments under IFRS SME (USD 185),the recognition of right-of-use asset amortization (USD 168), the reversal of goodwill amortization under IFRS SME (USD 124) and impact of IFRS 9 (USD 720)

•	Research and development expenses: Net effect of reversal of lease payments under IFRS SME (USD 422) and the recognition of right-of-use asset amortization (USD 400)

•	Finance expenses: Corresponds to interest recognizes on the lease liability (USD 866)

Explanation of material adjustments to the statement of cash flows for December 2019

Under IFRS SMEs the Group classified its lease as operating leases. Cash flows arising from operating lease payments are classified as operating activities. Under IFRS, the Group applies a single recognition and

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

measurement approach for all leases and recognizes lease liabilities. Cash flows arising from payments of principal portion of lease liabilities are classified as financing activities. Therefore, cash outflows from operating activities decreased by USD 1,086 and cash outflows from financing activities increased by the same amount for the year ended December 31, 2019, in comparison with the cash flow statements presented previously under IFRS SMEs. The transition resulted in a recognition of USD 66 for deferred taxes, which comprised the amount presented in note 3.3 (d).

4	Business combinations

4.1	Acquisition of UniteU

On January 10, 2019, the Group acquired the control of UniteU Technologies, Inc by acquiring 100% of the shares of that entity. UniteU has an ecommerce platform to provide clients with integrated ecommerce, mobile commerce, PCI compliance, centralized data management services, and other services related to the Software as a Service (SaaS) model. The acquisition will allow the Group to increase the Software Subscription segment in the United States. The acquisition is expected to enable the Group to increase its market share in the software platform market in that country through access to UniteU’ s client base.

The consolidated financial statements include the results for the period from the acquisition date.

a.	Consideration transferred

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Thousands of USD
Amount paid in cash	600
Amount to be paid in installments in cash	600
Amount of earn out to be paid in cash*	1,166

Total consideration	2,366

*

According to the Sales and Purchase Agreement, the seller will receive a maximum earn out of USD 2,290 in the event 100% of the UniteU clients migrate to the VTEX platform in a period non higher than eighteen months. The potential undiscounted amount payable under the agreement is between USD 0 if there is no migration of the clients and USD 2,290 for migration of all the clients. As of the date of acquisition the VTEX management considered the fair value of the earn out as the maximum possible value of USD 1,166.

The assets and liabilities recognized as a result of the acquisition are as follows:

Thousands of USD
Cash and cash equivalents	64
Trade receivables	166
Other current assets	111
Customer relationship	1,548
Property plant and equipment	30
Accounts payable	(421)
Loans and financing	(122)
Other current liabilities	(150)
Deferred tax liabilities	(325)
Net identifiable assets acquired	901

Add: goodwill	1,465

Net assets acquired	2,366

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.

The intangible assets acquired comprises:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Customer relationship	Multi-Period Excess Earnings Method	1,548	8

Acquired receivables

The fair value of acquired trade receivables is USD 166. The gross contractual amount for trade receivables due is USD 166 without any loss allowance recognized on acquisition.

Revenue contribution

The acquired business contributed revenues of USD 715 and a net loss of USD 1,988 to the Group for the period from January 10 to December 31, 2019.

b.	Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Thousands of USD
Cash consideration	600
Less: Balances acquired
Cash	(64)

Net outflow of cash – investing activities	536

4.2	Acquisition of Ciashop

On July 31, 2019, the Group acquired the control of the equity capital of Ciashop Soluções para Comércio Eletrônico S.A. by acquiring 100% of the shares of that entity. Ciashop was founded in 1999 and is one of the pioneering platforms in Brazilian ecommerce. The Group is mainly engaged in operating an ecommerce platform in the Software as a Service (SaaS) model.

The acquisition will allow the Group to expand its operations in the ecommerce market, as well as to increase its client base.

The consolidated financial statements include the results for the period from the acquisition date.

a.	Consideration transferred

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Thousands of USD
Cash consideration	6,292
Shares consideration	1,089
Earn out	360

Total consideration	7,741

The fair value of the shares issued as part of the consideration paid for Ciashop (USD 1,089) was determined on the Sale and Purchase Agreement by the amount of USD 0.20 by share.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The payment of the purchase consideration is distributed as follows:

Thousands of USD
Amount paid at acquisition date	2,683
Amount to be pay in installments	4,698
Amount of earn out*	360

Total consideration	7,741

(*)

According to the Sales and Purchase Agreement, the seller will receive a maximum earn out of USD 360 in the event 90% of the Ciashop clients migrate to the VTEX platform in a period non higher than eighteen months. The potential undiscounted amount payable under the agreement is between USD 0 for migration of clients below 50% and USD 360 for migration of clients above 90%. As of the date of acquisition, the VTEX managements considered the fair value of the earn out as the maximum possible value of USD 360.

The assets and liabilities recognized as a result of the acquisition are as follows:

Thousands of USD
Cash and cash equivalent	691
Trade receivables	161
Other current assets	19
Intellectual property	2,659
Customer relationship	104
Property and equipment	19
Other non-current assets	768
Labor and social security liabilities	(194)
Other current liabilities	(458)
Loans and financing	(692)

Net identifiable assets acquired	3,077
Add: goodwill	4,664

Net assets acquired	7,741

The goodwill is attributable to the workforce and synergies of the acquired business. At the acquisition date goodwill is not deductible for tax purposes. The acquisition was made with the objective to merge Ciashop into VTEX Brazil and, once the Group expects to merge the subsidiary in a short period of time, no deferred tax was recognized. The Company has a plan to merge Ciashop into VTEX Brazil by June 2021. As such, the deferred tax liabilities over other intangibles was not recognized as the Company has a plan to merge the acquired entity into VTEX Brazil. After the merge, the Company will record a deferred tax liabilities related to the amortization of the goodwill of Ciashop.

The intangible assets acquired comprises:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Intellectual property	Relief from Royalties	2,659	8.5
Customer relationship	Multi-period excess earnings method	104	8

Acquired receivables

The fair value of acquired trade receivables is USD 161. The gross contractual amount for trade receivables due is USD 263 with a loss allowance of USD 102 recognized on the acquisition.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Revenue contribution

The acquired business contributed revenues of USD 798 and a net profit of USD 388 to the Group for the period from July 31 to December 31, 2019. If the acquisition had occurred on January 1, 2019, the contribution to the consolidated revenue and net profit for the year ended December 31, 2019 would have been USD 2,133 and USD 379 respectively.

b.	Purchase consideration- cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Thousands of USD
Cash consideration	1,593
Less: Balances acquired
Cash	(691)

Net outflow of cash – investing activities	902

4.3	Acquisition of Biggy

On September 5, 2019, the Group acquired the control of Biggy, formerly named “Atma Tecnologia e Inovação LTDA”, by acquiring 100% of the shares of that entity. Biggy is a company that offers customized search solutions for ecommerce platforms.

By acquiring “Biggy”, the Group expects to increase the sales conversion of clients using its ecommerce platform.

The consolidated financial statements include the results for the period from the acquisition date.

a.	Consideration transferred

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Thousands of USD
Cash consideration	880
Earn out	119

999

The payment of the purchase consideration is distributed as follows:

Thousands of USD
Amount paid at acquisition date	440
Amount to be paid in installments	440
Amount of earn out*	119

Total consideration	999

(*)

According to the Sales and Purchase Agreement, the seller will receive a maximum earn out of USD 125 that corresponds to 2.5X the net revenue generated by the subscription of software services of the clients migrated from Biggy to VTEX platform. The payable amounts will be calculated twelve months after the migration of each client as of the date of acquisition the VTEX management considered the fair value of the earn out as 95% of the maximum possible value resulting in a recognition of USD 119.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The assets and liabilities recognized as a result of the acquisition are as follows:

Thousands of USD
Cash and cash equivalent	70
Trade receivables	26
Other current assets	2
Software	181
Customer relationship	709
Property and equipment	2
Labor and social security liabilities	(7)
Other current liabilities	(12)

Net identifiable assets acquired	971
Add: goodwill	28

Net assets acquired	999

The goodwill is attributable to the workforce and synergies of the acquired business. At the acquisition date goodwill is not deductible for tax purposes once the Group plans to merge Biggy into VTEX Brazil in a short period of time and therefore no deferred tax was recognized at that time. In December 2019, Biggy was merged into VTEX Brazil and from that date the deferred tax liabilities over goodwill started to be recognized.

The intangible assets acquired comprises:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Software	Relief from Royalties	181	5
Customer relationship	Excess earnings method	709	8

Acquired receivables

The fair value of acquired trade receivables is USD 26. The gross contractual amount for trade receivables due is USD 26 without any loss allowance recognized on acquisition.

Revenue contribution

The acquired business contributed revenues of USD 29 to the Group for the period from September 5 to December 31, 2019. If the acquisition had occurred on January 1, 2019, the contribution to the consolidated revenue for the year ended on December 31, 2019 would have been USD 285.

b.	Purchase consideration- cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	In thousands of USD
Cash consideration	440
Less: Balances acquired
Cash	(70)

Net outflow of cash – investing activities	370

4.4	Acquisition of Dlieve

On November 21, 2019, the Group obtained control of the capital of Dlieve Tecnologia S.A. by acquiring 100% of the shares of that entity. Dlieve is a company that offers a delivery management system and real-

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

time monitoring. The acquisition will allow the Group to expand its ecommerce solutions with a focus on monitoring the delivery of products purchased via ecommerce.

The consolidated financial statements include the results for the period from the acquisition date.

a.	Consideration transferred

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Thousands of USD
Cash consideration	1,827
Shares consideration	992
Adjustment of working Share capital	11
Amount of contingent installment (earn out)	210

3,040

The fair value of the shares issued and to be issued as part of the shares consideration for Dlieve (USD 992) was determined on the Sale and Purchase Agreement by the amount of USD 0.28 by share. A portion of shares consideration was paid in shares in December 2019. For more details see note 20.2(a).

The payment of the purchase consideration is distributed as follows:

Thousands of USD
Amount paid at acquisition date	1,410
Amount to be paid in installments	1,420
Amount of earn out	210

Total consideration	3,040

(*)

According to the Sales and Purchase Agreement, the seller will receive a maximum earn out of USD 1,174 if the year over year net revenue increases over 60%. Each percent point above 60% represents a payment of USD 14.68. The potential undiscounted amount payable under the agreement is between USD 0 for variation below 60% and USD 1,174 for variation above 140%. As of the date of acquisition the VTEX management considered the fair value of the earn out as approximately 17% of the maximum possible value resulting in a recognition of USD 210.

The assets and liabilities recognized as a result of the acquisition are as follows:

Thousands of USD
Cash and cash equivalent	62
Trade receivables	49
Other current assets	3
Software	638
Customer relationship	158
Property and equipment, net	9
Intangible, net	80
Labor and social security liabilities	(5)
Other current liabilities	(20)

Net identifiable assets acquired	974
Add: goodwill	2,066

Net assets acquired	3,040

The goodwill is attributable to the workforce and synergies of the acquired business. At the acquisition date goodwill is not deductible for tax purposes. The acquisition was made with the objective to merge the

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Dlieve into VTEX Brazil and, once the Group expects to merge the subsidiary in a short period of time, no deferred tax was recognized. The Company has a plan to merge Dlieve into VTEX Brazil by 2021. As such, the DTL over other intangibles was not recognized as the Company has a plan to merge the acquired entity into VTEX Brazil. After the merge, the Company will record a deferred tax liabilities related to the amortization of the goodwill of Dlieve.

The intangible assets acquired comprises:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Software	Relief from Royalty	638	5
Customer relationship	Excess earning method	158	8

Acquired receivables

The fair value of acquired trade receivables is USD 49. The gross contractual amount for trade receivables due is USD 49 without any loss allowance recognized on acquisition.

Revenue contribution

The acquired business contributed revenues of USD 33 to the Group for the period from November 21 to December 31, 2019. If the acquisition had occurred on January 1, 2019, the contribution to the consolidated revenue for the year ended December 31, 2019, would have been USD 402.

b.	Purchase consideration- cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	In thousands of USD
Cash consideration	914
Less: Balances acquired
Cash	(62)

Net outflow of cash – investing activities	852

4.5	Acquisition of Escuela de Internet

On October 27, 2020, the Group acquired the control of EI Education, S.A.P.I. De C.V., by acquiring 100% of the shares of that entity. EI Education is a Mexican company whose main purpose is to train professionals with digital knowledge as digital marketing, design, ecommerce and other digital skills for professionals in local and global companies.

The consolidated financial statements include the results for the period from the acquisition date.

a.	Consideration transferred

The cash consideration transferred was USD 0.1 (one hundred dollars).

Also was established according to the Sales and Purchase Agreement that the seller will receive a maximum earn out of USD 402. This amount will be paid in November 2021 and November 2022 and will depend on the EBITDA of EI Education from November 2020 to October 2021 and from November 2021 to October 2022. As of December 2020, management of the Group expect not to pay the earn out so no consideration is recognized.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The assets and liabilities recognized as a result of the acquisition are as follows:

Thousands of USD
Cash and cash equivalents	20
Trade receivables	4
Prepaid expenses	13
Recoverable taxes	177
Property and equipment, net	12
Intellectual property	729
Deferred tax liabilities	(219)
Accounts payable	(373)
Loans and Financing	(164)
Taxes payable	(316)

Net identifiable assets acquired	(117)
Add: goodwill	117

Net assets acquired	—

Write-off intangible acquired	(117)

Net assets acquired adjusted	(117)

The intangible assets acquired comprises:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Intellectual property	Relief from Royalties	729	5

Acquired receivables

The fair value of acquired trade receivables is USD 4. The gross contractual amount for trade receivables due is USD 4 without any loss allowance recognized on acquisition

Revenue contribution

The acquired business contributed revenues of USD 29 to the Group for the period from October 27, to December 31, 2020.

b.	Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	In thousands of USD
Cash consideration	—
Less: Balances acquired
Cash	20

Net inflow of cash – investing activities	20

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

4.6	Accounts payable from acquisition of subsidiary

The breakdown of accounts payable from acquisition of subsidiaries are as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Fixed installment – cash	2,049	2,430	451
Fixed installment – shares (i)	203	262	—
Earn out – cash	323	1,350	—
Earn out – shares (i)	194	—	—
Earn out – cash or shares (i) (ii)	25	—

Current	2,794	4,042	451

Fixed installment – cash	1,206	3,509	—
Fixed installment – shares (i)	—	262	—
Earn out – cash	—	650	546
Earn out – shares (i)	—	623	546
Earn out – cash or shares (i) (ii)	—	347	—

Non-current	1,206	5,391	1,092

(i)	Payments will be made with shares of the Group’s parent company.
(ii)	The payable balance is fixed in BRL and the seller has the option to receive cash or shares.

4.7	Payment schedule for acquisitions of subsidiaries

Date	Amount
2021	2,794
2022	413
2023	187
2024	606

4,000

4.8	Changes in balance payable from acquisition of subsidiaries

	2020	2019
Opening balance at January 1	9,433	1,543
Addition due to acquisition – installments	—	7,158
Addition due to acquisition – earn out	—	1,855
Payments of principal/finance charges – installments	(2,242)	(440)
Payments of principal/finance charges – earn out	(1,254)	—
Earn out adjustment	(724)	—
Accrued interest and others	679	124
Exchange rate differences	(1,892)	(807)

Closing balance at December 31	4,000	9,433

5	Interest in joint venture

On July 31, 2019, the Group and TOTVS announced the conclusion of the conditions provided for in the agreement for the incorporation of VT Comércio Digital S.A. (VT Comércio). Each one contributed 50% of the share capital of VT Comércio, which aims to operate as a joint venture (“JV”). The total share capital of

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

the JV amounts to USD 1,340 thousand TOTVS will use its own structure and the franchises to distribute the Group´s solutions in Brazil, which will be marketed through VT Comércio. There will also be integration between the TOTVS and the Group´s solutions, allowing for a more efficient and productive user experience. As of December 31, 2020, and 2019, interest in the joint venture is immaterial for further disclosure.

6	Critical estimates and accounting judgments

In preparing these consolidated financial statements, management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that includes a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared.

i.	Useful life rate of intangible and fixed assets

Property and equipment and intangible assets are depreciated and amortized over their useful lives. The useful life is based on Management’s estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.

ii.	Recognition and measurement of provisions for tax, civil, and labor risks

Provisions tax, civil and labor risks are recognized when the Group has a present obligation, legal or constructive as the result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. The assessment of the likelihood of loss includes an assessment of the ranges available, a hierarchy of laws, available jurisprudence, such as more recent court decisions, and their relevance in the legal system, as well as the assessment of outside legal counsel. Management believes that these provisions for tax, civil and labor risks are appropriately recognized in the financial statements.

iii.	Credit losses on trade receivables

The Group recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Group does not track changes in credit risk but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history estimates at the end of each reporting period. Details of the key assumptions and inputs used are disclosed on note 10.

iv.	Fair value of the consideration transferred in subsidiaries acquisition.

The Group has agreed to pay the selling shareholders additional consideration if the acquired subsidiaries comply with certain performance conditions. The Group has estimated the probability of compliance of that condition to recognize the earn out and its fair value at the acquisition date. For details, refer to note 4.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

v.	Impairment of non-financial assets

The Group tests whether goodwill and intangible assets have suffered any impairment on an annual basis. For the period ended December 2020 and 2019, the recoverable amount was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management. For more details of the estimates and assumptions used, refers to note 16.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements included the following:

i.	Lease term

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. It considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease. The Group evaluated and concluded that is not reasonably certain that the Group will activate renew options for contracts that contain lease terms longer than 10 years.

After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

ii.	Incremental lease rate

The Group is unable to determine the implicit discount rate to be applied to its lease agreements. Therefore, the incremental rate on the lessee’s loan is used to calculate the present value of the lease liabilities at the initial registration of the lease.

The lessee’s incremental loan rate is the interest rate that the lessee would have to pay when borrowing funds for the acquisition of an asset similar to the asset object of the lease, for a similar term and with a similar guarantee, the funds required to obtain the asset with a value similar to the right of use asset in a similar economic environment.

Obtaining this rate involves a high degree of judgment and should be a function of the lessee’s credit risk, the term of the lease, the nature and quality of the collateral offered and the economic environment in which the transaction takes place. The rate calculation process preferably uses readily observable information from which to make the necessary adjustments to arrive at its incremental lending rate.

7	Cash and cash equivalents

			December 31, 2020	December 31, 2019	January 1, 2019
Cash and cash bank deposits			51,955	18,548	1,747
Short term investment	(i	)	6,602	11,214	3,762

Cash and cash equivalents			58,557	29,762	5,509

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

(i)	Short term investment

Refers to short-term deposits with immediate liquidity and maturity of three months or less from the date of acquisition, mostly in U.S. dollars, in fixed income investment funds, at VTEX. See note 2.5 for the Group’s other accounting policies on cash and cash equivalents.

As of December 31, 2020, 61% of the cash and cash equivalents are in the Cayman Islands, 20% are in Brazil, and 19% is distributed among the other subsidiaries of the Group. As of December 31, 2019, 58% of the cash and cash equivalents are in the Cayman Islands, 23% are in Brazil, and 19% is distributed among the other subsidiaries of the Group.

8	Restricted cash

	December 31, 2020	December 31, 2019	January 1, 2019
Restricted cash (i)	1,429	2,766	2,026

	1,429	2,766	2,026

(i)

The restricted cash include USD 1,429 (2019 - USD 2,766), which are held by Itaú Bank in Brazil. These deposits are not available for use by the other entities within the Group. This amount refers to the guarantee granted related to BNDES loans. See note 19 for more detail.

9	Marketable securities

The Group’s investment portfolio comprises fixed income securities, including bonds, time deposits and fixed-income funds, in U.S. dollars, maturing between 2023 and 2029, and with an expected average return of 3.30%. For further details of credit risk management, refer to note 28.2(a).

	December 31, 2020	December 31, 2019
Marketable securities	16,969	14,495

	16,969	14,495

The following table shows the changes in the balances:

	2020	2019
Opening balance at January 1	14,495	—
Additions	3,846	14,371
Redemption	(2,007)	—
Interest	(481)	(100)
Fair value adjustments	1,116	224

Closing balance at December 31	16,969	14,495

10	Trade receivables

Trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current.

Trade receivables are recognized initially at the transaction price unless they contain significant financing components when they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Details about the Group’s impairment policies, Group’s exposure to credit risk, and foreign currency risk are provided in note 26.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Trade receivables are as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Trade receivables	25,140	16,026	9,392
Trade receivables with related parties	—	62	—
Loss allowances	(649)	(1,167)	(892)

	24,491	14,921	8,500

The changes in loss allowances for trade receivables are as follows:

	2020	2019
Opening balance at January 1	(1,167)	(892)
Addition, net	(2,547)	(1,643)
Reversals	1.575	1.091
Write-off	1.056	386
Exchange-rate change	434	(109)

Closing balance at December 31	(649)	(1,167)

Details about the calculation of the loss allowance are provided in note 28.2(a)(iii).

The trade receivables by aging are distributed as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Current	22,019	11,598	6,099
Overdue between:
From 1 to 30 days	1,578	870	1,072
From 31 to 60 days	537	1,109	505
From 61 to 90 days	293	487	—
From 91 to 120 days	245	355	485
From 121 to 300 days	468	1,607	1,231

Total	25,140	16,026	9,392

11	Prepaid expenses

The amounts of prepaid expenses are as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Hosting and software suppliers	2,234	1,270	1,260
Other (i)	3,279	516	351

Total	5,513	1,786	1,611
Current	2,379	1,500	1,099
Non-Current	3,134	286	512

(i)	Refers mainly to marketing events that will occur in 2022 postponed due to the COVID outbreak that amounts USD 1,500 and a prepayment of Profit-Sharing of USD 500.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

12	Recoverable taxes

The breakdown of recoverable taxes is as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Recoverable income tax	2,154	994	824
Other recoverable taxes	2,591	1,359	176

Total	4,745	2,353	1,000
Current	4,071	2,353	1,000
Non-current	674	—	—

13	Current and deferred income tax

13.1	Deferred tax assets

The balance comprises temporary differences attributable to:

	December 31, 2020	December 31, 2019	January 1, 2019

Loss allowances for financial assets	124	269	66
Share-based compensation	185	—	—
Bonus provision	655	629	—
Lease (i)	108	60	—
Hyperinflationary adjustments	99	57	—
Legal contingencies (ii)	—	—	772
Tax Loss	427	—	—
Others	576	316	37

Total deferred tax assets	2,174	1,331	875

(i)

VTEX takes the approach of considering the lease as a single transaction in which the asset and liability are integrally linked, so differences arising on settlement of the liability and the amortization of the leased asset give rise to a net temporary difference on which deferred tax is recognized.

(ii)

On March 13, 2019 was published the decision that accepted VTEX Brazil’s request for the withdrawal of the lawsuit in which the collection of ISS on software licensing services was under discussion (and therefore non-deductible). The amounts due had been deposited in court since March 2013. In 2019 the corresponding deferred tax was written off. For more details, refer to note 14.

As the Group has investments in subsidiaries in which the parent holds more than 50% of voting power, the parent controls the subsidiaries’ financial and operating policies, including its dividend policy. As a result, the parent can control the timing of the reversal of the temporary differences arising from an investment. Therefore, where the Group has determined that the subsidiaries’ profits and reserves will not be distributed in the foreseeable future and that the subsidiaries will not be disposed of, the Group did not recognize a deferred tax liability in relation to the investment. The expected net tax impact of the aggregate amount of temporary differences for which no deferred tax liabilities have been recognized is USD 191.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The movement of the deferred tax assets balance is as follows:

Movements	Loss allowances for financial assets	Bonus provision	Lease	Hyperinflationary adjustments	Share-based compensation	Legal contingencies	Tax Loss	Other	Total
Balance at January 1, 2019	66	—	—	—	—	772	—	37	875
(Charged)/Credited
To profit and loss(i)	203	629	60	57	—	(772)	—	(1)	176
Other	—	—	—	—	—	—	—	169	169
Acquisition of subsidiary	—	—				—	—	111	111

Balance at December 31, 2019	269	629	60	57	—	—	—	316	1,331

(Charged)/Credited
To profit and loss(i)	(145)	26	48	42	185	—	427	260	843

Balance at December 31, 2020	124	655	108	99	185	—	427	576	2,174

(i)	The differences between the amounts shown on the table above and the statements of profit or loss correspond to exchange rate variation.

13.2	Deferred tax liabilities

The balance comprises temporary differences attributable to:

	December 31, 2020	December 31, 2019	January 1, 2019
Acquisition of subsidiaries	544	325	—
Temporary Differences	187	—	—

Total deferred tax liabilities	731	325	—

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The movement of the deferred tax liabilities balance is as follows:

Movements	Goodwill	Client portfolio	Intellectual Property	Total
Balance at January 1, 2019	—	—	—	—
Acquisition of subsidiary (i)	—	325	—	325
Balance at December 31, 2019	—	325	—	325

Acquisition of subsidiary (i)	—	—	219	219
Temporary Differences (ii)	187	—	—	187

Balance at December 31, 2020	187	325	219	731

(i)	The impact of deferred tax liabilities due to acquisition of subsidiary increase the goodwill on the acquisition date.
(ii)	This amount refers to deductibility of goodwill for tax purposes which is allowed upon the merger of entities acquired in Brazil into VTEX Brazil.

13.3	Income Tax expense

(a) Income tax expense

	December 31, 2020	December 31, 2019
Current tax
Current tax on profits for the year	(4,904)	(1,015)

	(4,904)	(1,015)

Deferred income tax
Decrease/(increase) in deferred tax assets	616	132

	616	132

Income tax expense	(4,288)	(883)

13.4	Reconciliation of benefit (expenses) of income tax and social contribution

	December 31, 2020	December 31, 2019
Profit (Loss) before income tax	3,463	(3,693)

Tax at the Brazilian tax rate of 34% (i)	(1,177)	1,256
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Technological innovation incentive law (Lei do bem) (ii)	661	70
Stock-option	(598)	(245)
Unrecognized deferred tax assets (iii)	(1,753)	(820)
Tax rate reconciliation (i)	(1,050)	(859)
Other net differences	(371)	(285)

Income tax and social contribution for the year	(4.288)	(883)

Effective rate - % (iv)	-123,82%	23.91%

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

(i)

The tax expense was determined based on the Brazilian corporate income tax (CIT) rate considering that, currently, our biggest operation is in Brazil. This table reconciles the expected income tax expense, computed by applying our combined Brazilian tax rate of 34%, to the actual income tax expense. Our combined Brazilian tax rate includes the corporate income tax at a 25% rate and the social contribution on net profits at a 9% rate. Differences between local income tax rates to the Brazilian income tax rate were allocated to “Tax rate reconciliation”. Apart from Brazil our biggest operations are in the US, the UK and Argentina, which CIT rates are 21%, 19% and 30%, respectively. Nonetheless, the result represents an incremental tax expense because some of non-Brazilian operations were loss making, therefore reducing the consolidated earnings before income tax.

(ii)

Benefit related to the inclusion of research and development (technological innovation) expenses in the income tax basis for years 2019 and 2020 as provided for by Law No. 11.196/05—known as Lei do Bem.

(iii)

Unrecognized deferred tax assets correspond to the tax benefit related to future utilization of net operating losses of certain operations, mainly the United States. In those cases, the deferred tax asset was not recognized due to the lack of expectation of utilization of such net operating losses in the foreseeable future. The balance of the accumulated net operating losses of our US operations totaled USD 2,827,065 on 31st December 2019 and USD 8,240,061 on 31st December 2020, or a total tax benefit of approximately USD 590 thousand and USD 1.7 million, respectively, taking into account the current US corporate income tax rate of 21%. The balance of the accumulated net operating losses of our UK operation totaled USD 2,308,488 on 31st December 2019 and USD 5,256,145 on 31st December 2020, or a total tax benefit of approximately USD 438 thousand and USD 998 thousand, respectively, taking into account the current UK corporate income tax rate of 19%.

(iv)

The effective tax rate is negatively affected mainly by VTEX US operations, which are currently loss making and do not have a corresponding deferred tax asset recognized on their net operating losses due to the lack of expectation of utilization in the short term.

14	Contingencies

The Group is party to civil and labor lawsuits, involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable by Management, based on the evaluation of its legal advisors which are recognized as a liability, is as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Civil	21	32	—
Labor	49	5	2

	70	37	2

In February 2013 VTEX Brazil requested the exclusion of revenues arising from the commercial exploitation of software from the reach of Municipal Service Tax “ISS”. According to the applicable legislation software licensing is subject to ISS. However, considering that once the software is developed there is no human action required for the customer to use it, taxpayers like VTEX Brazil argued that there is no service per se and, therefore, software licensing should not be under the scope of ISS. The court allowed VTEX Brazil to deposit the ISS in a judicial account until the final resolution of the dispute. The deposits started being made in March 2013. A few years later the argument above started being rejected by the courts in general, so VTEX Brazil decided to withdraw the writ of mandamus. The withdrawal was formally accepted on March 13, 2019. This fact had no impact on the income (loss) for the year 2019 or on cash disbursements, since the total tax contingency was fully provisioned and deposited in court since March 2013 and the amount written off related to the judicial deposit and provision were USD 2,526.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The breakdown of existing contingencies classified as possible by Management, based on the evaluation of its legal advisors, for which no provision was recognized is as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Civil	45	4	5
Labor	157	271	—
Tax	33	26	—

	235	301	5

15	Property and equipment, net

The changes in the Group’s property and equipment balance are shown in the tables below:

	Leasehold Improvements	Machinery and equipment	Furniture and fixture	Computers and peripherals	Communication equipment	Total
At January 1, 2019	2,192	300	621	538	8	3,659

Total cost	2,561	353	774	1,313	11	5,012
Accumulated depreciation	(369)	(53)	(153)	(775)	(3)	(1,353)

Accounting balance, net	2,192	300	621	538	8	3,659

Acquisitions	704	22	104	993	5	1,828
Acquisitions of subsidiaries (note 4)	—	3	40	17	—	60
Adjustment for IAS 29	—	—	6	1	—	7
Disposals/write-downs	—	—	—	—	(10)	(10)
Depreciation	(260)	(36)	(105)	(381)	(3)	(785)
Exchange rate effect	(86)	(10)	(24)	(57)	—	(177)

At December 31, 2019	2,550	279	642	1,111	—	4,582

Acquisitions	534	—	23	1,091	—	1,648
Acquisitions of subsidiaries (note 4)	—	—	—	12	—	12
Adjustment for IAS 29	—	—	2	15	—	17
Disposals/write-downs	—	(4)	(1)	(10)	—	(15)
Depreciation	(269)	(28)	(70)	(312)	—	(679)
Exchange rate effect	(567)	(62)	(143)	(242)	—	(1,014)

At December 31, 2020	2,248	185	453	1,665	—	4,551

There were no events or changes in circumstances that indicate that the carrying amount of property and equipment may not be recoverable; therefore, no impairment charges were recorded for the years 2020 and 2019.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

16	Intangible assets, net

Details of intangible assets and changes in the Group’s intangible assets balances are presented below:

	Software	Intellectual Property	Customer relationship	Goodwill	Total
At January 1, 2019	1,137	—	340	3,874	5,351
Total cost	2,823		431	3,874	7,128
Accumulated amortization	(1,686)		(91)	—	(1,777)

	1,137	—	340	3,874	5,351

Acquisitions	—	—	—	—	—
Acquisitions of subsidiary (note 4)	899	2,659	2,520	8,223	14,301
Disposals/write-downs	—	—	(290)	—	(290)
Amortization	(316)	(197)	(227)	—	(740)
Exchange rate effect	(55)	—	(33)	(156)	(244)

At December 31, 2019	1,665	2,462	2,310	11,941	18,378

Acquisitions	—	—	—	—	—
Acquisitions of subsidiary (note 4)	—	729	—	380	1,109
Disposals/write-downs	—	—	—	(117)	(117)
Amortization	(227)	(154)	(429)	—	(810)
Exchange rate effect	(284)	(562)	(302)	(2,319)	(3,467)

At December 31, 2020	1,154	2,475	1,579	9,885	15,093

There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the years 2020 and 2019.

16.1	Impairment tests for goodwill

In identifying its cash-generating units (“CGUs”), the Group considered the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets (or groups of assets). The group operates in many countries, however, all its operation is centralized in technological platforms where the group provides its services. Those technological platforms are segregated in 3 CGUs and the group manages those platforms as follows:

•

Indeva: it is a segregated platform for physical stores which allows clients to automatize and improve their sales process in their stores. It is a segregated platform from other technological offers from the group.

•

SMB: it is a platform for ecommerce which allows clients to create integrated stores to sell their products and manage their sales process with focus on small and medium business. This platform has been managed and operated for a segregated team into the company, with dedicated developers and sales teams.

•

VTEX platform: it is a platform for ecommerce which allows clients to create integrated stores to sell their products and manage their sales process. This platform is segregated from SMB and Indeva and focuses on large business/accounts. This platform has also been managed and operated for a segregated team into the company, with dedicated developers and sales teams.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The Group tests whether goodwill has suffered any impairment on an annual basis. For the 2020 and 2019 reporting period and as of the date of transition of the Group to IFRS, goodwill is monitored by management at the level of CGU.

The recoverable amount of the Group’s CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management. The discount rate applied to cash flow projections is 10.9% (2019—13.2% p.a.), and the pre-tax growth rate applied to perpetuity cash-flow is 2.5% (2019—4.5% p.a.)

The key assumptions used in determining the value in use calculation are as follow:

•

Average free cash flow to firm over the forecasted period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•

Average annual growth rate applied over the forecasted period; based on past performance and management’s expectations of market development and current industry trends and including long-term inflation forecasts for each territory.

•	The discount rate applied to cash flow of 10.2% (2019—13.2% p.a.)., was determined based on risk-free interest rate, the equity risk premium, and industry beta.

•

The perpetuity growth rate of 2.5% (2019—4.5% p.a.). was determined based on the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.

The Group performed its annual impairment test as of December 31, 2020, and 2019, which did not result in the need to recognize impairment losses on the carrying amount of goodwill.

17	Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Accounts payable (i)	9,973	4,122	2,259
Accounts payables to related parties (see note 23.2)	2,016	—	—
Social charges	1,698	760	303
Profit sharing	4,415	3,170	1,203
Provision for vacation	2,186	1,516	907
Other	421	10	355

Total	20,709	9,578	5,027

(i) The increase in accounts payable balance relates mainly to hosting and clouds vendors due to the increase of the Group´s operation.

18	Taxes payable

The breakdown of taxes payable is as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Income tax payable	3,732	767	310
Other taxes payable	3,058	1,702	1,412

Total	6,790	2,469	1,722

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

19	Loans and financing

19.1	Breakdown of loans and financing

Loan and financing operations are summarized as follows:

		December 31, 2020	December 31, 2019	January 1, 2019
BNDES	(i)	1,719	3,122	4,455
Itaú	(ii)	4,098	7,143	—
Totvs	(iii)	542	666	—
Derivative financial instruments		—	99	—

Total		6,359	11,030	4,455

Current		1,585	3,122	367
Non-current		4,774	7,908	4,088

(i)

The Group raised R$ 15,577 (fifteen million five hundred seventy and seven thousand reais) corresponding to USD 5,014 (five million and fourteen thousand US dollars) from Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) to finance the development of new ecommerce technologies in March 13, 2017. The BNDES credit facility has a contractual interest rate of 8.5% p.a. Payments are on a monthly basis for 48 months, with an additional 18 months of a grace period. The Group granted a bank guarantee equivalent to 100% of the total borrowed amount. The amount of the guarantee as at the reporting date is held by Itaú Bank in Brazil and is shown as restricted cash in note 8.

(ii)

In June 2019, the Group raised € 6,909 (six million nine hundred and nine thousand euros) corresponding to USD 7,782 (seven million seven hundred and eighty-two US dollars) with Itaú Bank for working capital purposes. On the same date, a swap was contracted to hedge against foreign exchange rate, converting the financial charges of the loan (1.74% p.a.) into an effective rate of CDI (*) + 2.65% p.a., designating the financial instrument as a fair value hedge (see Note 28). Payments are on a quarterly basis, with the last installment maturing in March 2023.

Under the terms of the loan contract, the Group is required to comply with the following financial covenant:

•	Ratio of net debt to EBITDA must be not less than:

2019: 1.5X

2020: 1.3X

2021: 1.2X

2022: 1X

The Group has complied with these covenants throughout the reporting periods.

(*) CDI: means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

(iii)

TOTVS granted a loan to Ciashop before being acquired by the Group to finance the growth, develop its activities and facilitate the development of its business opportunities. VTEX assumed the role of guarantor of the full amount of the loan instantly when Ciashop was acquired. On December 31, 2020, the amount of loan was USD 542 (2019- USD 666). This loan includes interest at the SELIC rate plus 2% p.a. Principle and interests are due in January 2021.

Details of the Group’s exposure to risks arising from current and non-current loans are set out in note 28.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

19.2	Changes in loans and financing

	2020	2019
Opening balance at January 1	11,030	4,455

Loans from acquisition of subsidiaries	164	689
Funds from loans and financing	—	7,739
Payment of loans	(2,999)	(1,619)
Interest charged	208	299
Interest paid	(186)	(267)
Basis adjustment on the fair value hedge (i)	582	268
Exchange rate effect	(2,440)	(534)

Closing balance at December 31	6,359	11,030

(i)

In June 2019, the subsidiary VTEX BRA, designated the loan in euros with Itaú Bank as a fair value hedge. Losses on the financial instrument that are measured at fair value have been recognized as a financial expense (refer to note 24 for additional details).

20	Shareholders’ equity

20.1	Issued capital

The total share capital is as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Number of ordinary nominative shares	170,981,476	1,669,133	1,467,997
Par value (i)	0.0001	0.01	9.50

Total share capital	17	17	13,939

(i)

In April 2020 the Group’s shareholders approved a capital stock share Split with a 100:1 (one hundred for one) share split ratio. As a result of the share split, the Group’s historical financial statements have been revised to reflect the number of shares and per share data as if the share split had been in effect for all periods presented.

20.2	Capital reserve

a.	Issuance of shares as consideration of business combination

Acquisition of subsidiary Ciashop

On July 31, 2019, the capital increase and the issuance of shares resulting from the purchase of Ciashop were approved at an Extraordinary General Meeting. Thus, 4,330 (four thousand three hundred and thirty) shares were issued. This operation resulted in an increase of USD 1,090 in shareholders’ equity. For more details, see note 4.2.

Acquisition of subsidiary Dlieve

In December 2019, a portion of the acquisition of the subsidiary Dlieve was paid in shares (see note 4.4). The amount of USD 495 was paid through the issue of VTEX shares with a par value of USD 0.01 per share for 1,766 shares. The difference between the par value of the shares and the total amount paid was classified in capital reserve.

In November 2020, the Group paid a total amount of USD 198 through the issue of 22,455 shares to the sellers. The total amount was classified in capital reserve.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

b.	Corporate reorganization

As described in note 1.1 above, VTEX completed its corporate restructuring in October 2019. VTEX BRA ceased to be the ultimate parent company, and VTEX (non-operating holding company) was established and became the ultimate parent company. This transaction occurred through the transfer of the shares of its shareholders from VTEX BRA to VTEX, which resulted in the capital increase of 1,525,019 shares at par value of USD 0.01 per share, in the amount of USD 15,000, and the remaining amount of USD 14,938 was recorded as capital reserve. See note 1.1.

c.	Capital contribution and buy back of shares

In November 2019, VTEX Group received a capital contribution of USD 40 million, mainly classified in the capital reserve account.

In July 27, 2020 VTEX Group bought back 363.1 thousand shares (USD 668) from existing shareholders and immediately canceled those shares.

In September 24, 2020, VTEX Group received a capital contribution of USD 126.650 million by issuing 14.3 million new shares to investors. At the same day the Group bought back 11.4 million shares (USD 100.3 million) from existing shareholders and immediately canceled those shares.

In October 2020 the Group bought back 9 thousand shares (USD 79.6 thousand) from existing shareholders and immediately canceled those shares.

In November 19, 2020, VTEX Group received a capital contribution of USD 30 million by issuing 3.4 million new shares to investors. At the same day the Group bought back 3.4 million shares from existing shareholders by the same amount of USD 30 million and immediately canceled those shares.

d.	Share-based compensation

The Group has a share-based compensation plan that is accounted as Capital reserve. See note 27 for details.

e.	Dividends paid

In July, 2019 the Board of Directors approved a distribution of dividends to its shareholders in the amount of USD 1,366, before the corporate reorganization.

20.3	Other reserves

Exchange differences arising on translation of the foreign-controlled entities are recognized in other comprehensive income and reflected in other reserves, as described in note 2.4. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

21	Revenue from services provided

21.1	Disaggregation of revenue from contracts with customers

The Group revenue derives mostly from the transfer of services rendered and fees charged as services are provided, therefore mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	December 31, 2020	December 31, 2019
Subscriptions	100,611	63,163
Tax on subscriptions	(7,245)	(4,874)

Revenue from subscriptions	93,366	58,289

Services provided	5,599	3,329
Taxes on services	(289)	(291)

Revenue from services	5,310	3,038

Revenue from subscription and services	98,676	61,327

21.2	Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	December 31, 2020	December 31, 2019	January 1, 2019
Current contract assets relating to Subscription	3,815	6,265	2,440
Current contract assets relating to Services	382	67	321
Loss allowance	(45)	(91)	(46)

Total contract assets	4,152	6,241	2,715

Deferred revenue – subscription	18,263	8,550	4,118
Deferred revenue – services	912	984	679

Total deferred revenue (i)	19,175	9,534	4,797

Current	14,170	8.158	3.196

Non-current	5,005	1.376	1.601

(i)	the significant increase in deferred revenue balance is mainly due to the increase in subscription contracts for which a portion of the transaction pride includes a voucher fee.

Deferred revenue refers to vouchers from subscription contracts and consulting services. Refer to Note 2.20 for further details of voucher fees.

Contract assets refers to consulting and subscription services to be invoiced in future periods according to the terms and condition of the contracts.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

22	Costs and expenses

The operating costs and expenses by nature incurred for the years 2020 and 2019 are as follow:

	December 31, 2020	December 31, 2019
Personnel (i)	46,280	29,638
IT and hosting expenses	24,783	10,623
Marketing and events	3,861	5,940
Outsourced services	10,383	8,634
Traveling	1,071	3,076
Depreciation and amortization	2,400	2,526
Facilities	1,570	1,684
Expected credit losses	972	552
Other	837	463

Total	92,157	63,136

Subscription cost	27,801	15,843
Services cost	7,050	4,404
General and administrative	13,961	10,692
Sales and marketing	23,844	20,174
Research and development	19,039	12,688
Other income (expenses)	462	(665)

Total	92,157	63,136

(i)	This amount refers to personnel compensation (such as wages and benefits) and share-based compensation (see Note 27).

23	Related party transactions

23.1	Key management personnel compensation

Key management personnel includes controlling shareholders and directors. Remuneration paid or payable to key management personnel of VTEX for services rendered is as follows:

	December 31, 2020	December 31, 2019
Total short-term remuneration of key management personnel	2,441	1,648
Share-based compensation	987	140

Total	3,428	1,788

23.2	Balances with related parties

As at December 31, 2019, the subsidiary VTEX UK had an outstanding loan with the Co-CEO of the Group, Mariano Gomide, in the amount of USD 62, which was fully paid in March 2020.

As at December 31, 2020, the Group has a liability with one of its shareholders for the amount of USD 2,016. It refers to the buyback of shares that the shareholders did not receive the amount at the moment of the operation (see Note 20.2). This amount was paid in January 2021.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

23.3	Other transactions with key management personnel

Other than as set out in Note 23.1, there were no reportable transactions between the Group and members of the key management personnel and their close family members during the year ended December 31, 2020, and 2019.

24	Finance result, net

	December 31, 2020	December 31, 2019
Interest earned on bank deposits	556	334
Foreign exchange gains	2,058	734
Gain from fair value of derivative financial instruments (i)	174	—
Marketable securities gains	1,116	224

Finance income	3,904	1,292

Foreign exchange losses	(4,401)	(3)
Losses from fair value of derivative financial instruments (ii)	(582)	(268)
Interest on loans	(219)	(449)
Interest on lease liabilities	(775)	(870)
Other financial expenses	(282)	(1,187)
Adjustment of hyperinflation	(779)	(409)

Finance expense	(7,038)	(3,186)

Finance result, net	(3,134)	(1,894)

(i)	Refers to gains on change in the fair value of a hedge item obtained with Itaú Bank as at June 2020 related to a loan between related parties in dollar (refer to note 28.1 for additional details).
(ii)	Refers to losses on change in the fair value of a hedge item obtained with Itaú Bank as at June 2019 related to a loan with Itaú Bank in euros (refer to note 28.1 for additional details).

25	Leases

25.1	Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	December 31, 2020	December 31, 2019	January 1, 2019
Right-of-use asset
Office buildings	5,076	6,917	7,509

Total	5,076	6,917	7,509

	December 31, 2020	December 31, 2019	January 1, 2019
Lease liabilities
Current	850	1,366	1,050
Non-current	5,303	6,309	6,459

Total	6,153	7,675	7,509

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The following table show the changes in the right-of-use and lease liabilities:

Right-of-use asset	2020	2019
Opening balance at January 1	6,917	7,509
New lease agreements	—	579
Remeasurement (i)	820	—
Hyperinflation adjustment	5	7
Amortization	(911)	(1,001)
Exchange rate effect	(1,755)	(177)

Closing balance at December 31	5,076	6,917

Lease liabilities	2020	2019
Opening balance at January 1	7,675	7,509
New lease agreements	—	579
Remeasurement (i)	820	—
Interest added	775	870
Principal elements of lease payment	(350)	(216)
Interest payment	(775)	(870)
Exchange rate effect	(1,992)	(197)

Closing balance at December 31	6,153	7,675

(i)	Refers to a remeasurement in lease payments resulting from change in the inflation index (IGP-M) in the VTEX Brazil lease agreements.

25.2	Amounts recognized in the Statement of profit or loss

The Statement of profit or loss presents the following amounts relating to leases:

	December 31, 2020	December 31, 2019
Depreciation charge of office buildings	911	1,001
Interest expense (included in finance cost)	775	870
Expense relating to short-term leases	—	47
Expense relating to leases of low-value assets that are not shown above as short-term leases	—	23

Total	1,686	1,941

From January 1, 2019, the payments of leases (principal and interest) were classified as financing activities, except short- term lease and lease of low-value assets (classified in operating activity), in accordance with IFRS 16 and IAS 7 – Statement of Cash Flows.

26	Net earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by giving effect to all potential weighted average dilutive common stock, including options and restricted stock units.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2020, and 2019:

Basic earnings (loss) per share	December 31, 2020	December 31, 2019
Profit(loss) attributable to the stockholders of the Group	(825)	(4,576)
Weighted average number of outstanding common shares (thousands)	168,350	155,692

Basic earnings (loss) per share	(0.005)	(0.029)

Diluted earnings (loss) per share	December 31, 2020	December 31, 2019
Profit(loss) attributable to the stockholders of the Group	(825)	(4,576)
Weighted average number of outstanding common shares (thousands)	168,350	155,692

Diluted earnings (loss) per share	(0.005)	(0.029)

As at December 2020 and 2019, the number of shares used to calculate diluted net loss per share of common stock attributable to common stockholders is the same as the number of shares used to calculate basic net loss per share of common stock attributable to common stockholders for the period presented because the potentially dilutive shares would have been anti-dilutive if included in the calculation.

In accordance with the requirements of IAS 33 – Earnings per share, the denominator at each year was retrospectively adjusted to reflect the share split according to note 20.1.

27	Share-based compensation

VTEX provides share-based compensation to selected directors and employees as a stock-option plan. In December 2020, the Group’s board of directors formally approved a modification on the share-based compensation for all employees located in Brazil, replacing the stock-option plan for restricted stock units (RSUs) with no change to the general terms and conditions of the plan.

Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date and are exercisable as long as the director or employee fulfills the worked periods after the options are granted (normally 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year).

Set out below are summaries of options granted under the plan:

	Average exercise price per share option	Number of options (thousands) (i)
At January 1, 2019	0.33	10,742
Granted during the year	1.07	1,797
Forfeited during the year	0.33	(390)
Exercised during the year	0.18	(5,269)

At December 31, 2019	0.71	6,880

Granted during the year	4.24	7,382
Forfeit during the year	2.56	(815)
Migration to RSU	1.48	(2,587)
Exercised during the year	0.27	(1,182)

At December 31, 2020	2.90	9,678

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

(i)	The numbers of options were retrospectively modified for 2019 to reflect the split that occurs in April 2, 2020, as described in note 20.1.

The fair value of the options granted was calculated based on the Black & Scholes model taking in consideration the average seven years term. The model inputs for options granted during the year ended December 31, 2020 and 2019 included:

•	Strike Price - Average price weighted by the quantity granted;

•	Target Asset Price – The trading price closest to the granting date of the options or the trading price derived from an independent report;

•	Risk-Free Interest Rate - Future CDI in the case of options issued at a strike price in R$ or US Treasury interest rate in the case of options issued in USD, pursuant to the contractual term;

•	Volatility - According to comparable peer entities listed on the stock exchange.

Set out below are summaries of RSU options granted under the plan:

Number of RSUs (thousands)
At December 31, 2019	—

RSUs granted due to migration	2,343
RSU granted (ordinary grants)	276
Forfeit during the year	(36)

At December 31, 2020	2,583

As at December 31, 2020, and 2019, there was $2,774 and $9,545, respectively, of remaining unamortized compensation cost related to unvested stock-options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.69 years. Total unamortized compensation cost will be adjusted for future changes in estimated forfeitures.

The expense related to the share-based compensation plan for 2020 was USD 2,803 (2019 – USD 747) with its corresponding entry in shareholders’ equity.

28	Financial Instruments

28.1	Financial instruments by category

a.	Financial instruments valued at amortized cost

They represent financial assets and liabilities whose Group’s business model is to maintain financial assets to receive contractual cash flows and which comprise exclusively payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired. In this category, the Group mainly classifies “Trade receivables” and “Cash and cash equivalents”, in addition to “suppliers” and other accounts payable.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

The Group has the following financial instruments valued at amortized cost:

	December 31, 2020	December 31, 2019	January 1, 2019
Financial assets:
Cash and cash equivalents	59,986	32,528	7,535
Trade receivables	24,491	14,921	8,500

Total	84,477	47,449	16,035

Financial liabilities
Trade payables	9,973	4,122	2,259
Lease liabilities	6,153	7,675	7,509
Loans and financing	6,359	11,030	4,455
Accounts payable from Acquisition of subsidiary	3,458	6,463	451

Total	25,943	29,290	14,674

b.	Financial instruments valued at fair value through profit or loss

Financial instruments are classified at fair value through profit or loss when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	December 31, 2020	December 31, 2019	January 1, 2019
Financial assets:
Current
Marketable securities	16,969	14,495	—
Derivative financial instruments (i)	174	—	—

Total	17,143	14,495	—

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

(i)

VTEX Brazil had positions in Non-Deliverable Forward (“NDF”) derivative financial instruments raised through Itaú Bank designated as hedge of foreign currency debt with a total notional value of USD 4,550. The hedge contract has maturity date equal to those of the intercompany loan obtained with VTEX UK, with due date in February 2021. As at December 31, 2020, USD 174 of unrealized gains related to changes in the fair value of foreign exchange NDF contract was recognized.

	Carrying amount
	December 31, 2020	December 31, 2019	January 1, 2019
Financial liabilities:
Current
Accounts payable from acquisition of subsidiary (earn out)	542	1,350	—
Non-current
Derivative financial instruments	—	99	—
Accounts payable from acquisition of subsidiary (earn out)	—	1,620	1,092

	542	3,069	1,092

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed into and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Net finance income”.

As at December 31, 2020 and 2019, the Group had positions in Swap derivative financial instruments designated as hedge of foreign currency debt, raised through Itaú Bank. The hedge contracts had maturity dates equal to those of the loan raised in foreign currency (note 19), which was also raised through Itaú Bank. The last hedge contract matures in March 2023.

The following amounts were recognized in profit or loss in relation to derivatives:

	December 31, 2020	December 31, 2019
Net gain/(loss) on derivative financial instruments	174	(99)

The following amounts were recognized in profit or loss in relation to Marketable securities:

	December 31, 2020	December 31, 2019
Marketable securities gains	1,116	224

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Fair value Hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	December 31, 2020
Assets	Level 1	Level 2	Level 3
Marketable Securities	16,969
Derivative financial instruments		174

Liabilities
Accounts payable from acquisition of subsidiary (earn out)			542

	December 31, 2019
Assets	Level 1	Level 2	Level 3
Marketable Securities	14,495

Liabilities
Derivative financial instruments		99
Accounts payable from acquisition of subsidiary (earn out)			2,970

There were no transfers between levels 1 and 2 for recurring fair value measurements during the year.

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

•

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments could include:

•	the use of quoted market prices or dealer quotes for similar instruments/

•	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves

•	for foreign currency forwards – the present value of future cash flows based on the forward exchange rates at the balance sheet date

•	for foreign currency options – option pricing models (e.g. Black-Scholes model), and

•	for other financial instruments – discounted cash flow analysis.

The majority of the resulting fair value estimates are included in level 2, except for a contingent consideration payable (“earn out”), where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The Sale and Purchase agreement of each acquisition established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn out. As at December 31, 2020, the fair value of the earn out amounts USD 542 (2019 – USD 2,995). Refer to note 4 for more details about the earn out.

The following table presents the maximum earn out and the probability used by the management in determining the earn out fair value:

	December 31, 2019
Acquired company	Maximum earn out	Expected earn out achievement	Amount as of December 31, 2019
Indeva	1,397	73.5%	1,027
UniteU	2,290	54.8%	1,254
Ciashop	360	100.0%	360
Biggy	125	95.2%	119
Dlieve	1,174	17.9%	210
			2,970

	December 31, 2020
Acquired company	Maximum earn out	Expected earn out achievement	Amount as of December 31, 2020
Ciashop	360	42.7%	154
Indeva	1,397	26.6%	372
Dlieve	1,174	1.4%	16
Escuela de Internet	402	0.0%	—
			542

28.2	Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The main financial risks that the Group is exposed to in carrying out its activities are:

a.	Credit risk

Credit risk is the risk of a business counterpart not complying with obligations provided in a financial instrument or contract with the client and resulting in a financial loss. In connection with credit risk related to financial institutions, the Group operates to diversify such exposure among market financial institutions.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

(i)	Risk Management

The Group monitors the credit risk inherent to financial instruments capable of generating counterparty risk, such as cash and cash equivalents and trading securities, as they are composed of bank deposits and fixed income securities, including bonds, time deposits and fixed income funds.

(ii)	Impairment of financial assets

The Group has a single type of financial assets that is subject to the expected credit loss model:

•	Trade receivables for provision of consulting services and subscriptions

The loss allowances for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s history and existing market conditions at the end of each reporting period. Details of the key assumptions and inputs used are disclosed below.

(iii)	Trade receivables and contract assets

The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

In order to define the loss rate, clients were split into 4 different groups as follow:

•	Tier 1 – Clients with yearly GMV greater than 20 million US dollars.

•	Tier 2 – Clients with yearly GMV between 1 and 20 million US dollars.

•	Tier 3 – Clients with yearly GMV below 1 million US dollars.

•

Other – Clients that do not sell through our platform, such as marketplaces and partners or clients that operate only through business units other than VTEX, such as Loja Integrada, Indeva and VTEX Tracking.

The tier hypothesis was taken into consideration because of the nature of the businesses in each tier. The tier 1 clients for example, have higher revenue, thus the fixed amount paid related to the take rate is lower, so the more they sell, the more they pay for VTEX. This is a large risk reductor, because when the client has a larger cash flow coming from its commerce operation, they also have a larger invoice, reducing the risk of the invoice not getting paid. For tier 3 clients the fixed amount is larger compared to the variable one, and if the client does not sell much the invoice will not reduce as much as in a tier 1 client. The Group expects that the tier 1 clients would have a lower aging rate than our tier 3 and 2 clients.

As at 31 December, 2020 and 2019 the percentage provision per type of customer/revenue and age of balance are as follows:

		Days past due
	Current	More than 30	More than 60	More than 120	More than 180	More than 270
Tier 1	0.12%	0.52%	1.71%	9.03%	17.76%	41.43%
Tier 2	1.08%	13.56%	26.19%	48.24%	58.13%	72.22%
Tier 3	1.72%	27.41%	41.91%	64.49%	73.58%	90.03%
Others	1.88%	7.39%	13.60%	47.15%	76.67%	87.58%

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

The trade receivables by aging list and the reconciliation of loss allowance to the opening loss are disclosed on note 10.

Trade receivables and contract assets are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, a failure to make contractual payments for a period of greater than 300 days past due.

b.	Liquidity risk

Liquidity risk is the risk of the Group and its subsidiaries encountering difficulties in performing the obligations associated with its financial liabilities that are settled with cash payments. The approach of the Group and its subsidiaries in liquidity management is to guarantee, as much as possible, that they will always have sufficient liquidity to perform their obligations upon maturity, under normal and stress conditions, without causing unacceptable losses or with a risk of sullying the reputation of the Group and its subsidiaries.

The table below presents the Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the end of reporting period and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 2 years	More than 2 years
December 31, 2020
Accounts payable	20,709	—	—
Loans and financing	2,392	2,327	949
Lease liabilities	1,493	1,489	3,171
Accounts payable from acquisition of subsidiaries	2,794	1,143	793
Other current liabilities	353	—	—

	Less than 1 year	Between 1 and 2 years	More than 2 years
December 31, 2019
Accounts payable	9,578	—	—
Loans and financing	3,155	2,779	3,771
Lease liabilities	1,412	1,650	7,709
Accounts payable from acquisition of subsidiaries	4,042	3,501	2,004
Other current liabilities	579	—	—

	Less than 1 year	Between 1 and 2 years	More than 2 years
January 1, 2019
Accounts payable	1,769	—	—
Loans and financing	1,307	1,516	2,485
Lease liabilities	1,080	1,412	9,359
Accounts payable from acquisition of subsidiaries	451	1,191	—
Other current liabilities	942	—	—

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

c.	Market risk

(i)	Foreign Currency risk

The Group considers itself exposed mainly to market risk associated with unfavorable foreign currency movements related to contracts and investments in its subsidiaries as well as in costs and expenses.

The Group is hedging the exposure to foreign currency risk related to loans obtained with related parties and third parties. Refer to note 28.1(b) for additional details.

Foreign currency sensitivity analysis

The table below shows the impact on our net revenues, costs, operation expenses, net income (loss) and equity for a positive and a negative 10% fluctuation as at December 31, 2020 for all subsidiaries with functional currency other than U.S dollar.

Foreign currency sensitivity analysis
	-10%	Actual	+10%
Net Revenue	107,730	98,676	89,622
Cost and operating expenses	(108,064)	(99,501)	(90,938)

Net income (loss)	(334)	(825)	(1,316)

Total Shareholders’ Equity	75,927	75,748	75,257

A sensitivity analysis is set out below, showing a scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a range of 10% in the foreign exchange rates).

	Exposure at December 31, 2020	Risk	-10%	+10%
Assets	586	Brazilian Real/Dollar (2019 – 4.03 2020 – 5.20)	59	(59)
Liabilities	(7,368)		(737)	737

Non-Deliverable Forward (NDF)	1,656		166	(166)

	(5,126)		(512)	512

Assets	121	Argentine Peso/Dollar (2019 – 59.89 2020 –84.17)	12	(12)

Liabilities	(1,643)		(164)	164

	(1,522)		(152)	152

Assets	26	Mexican Peso/Dollar (2019 –18.89 2020 –19.92)	3	(3)

Liabilities	(685)		(69)	69

	(659)		(66)	66

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

	Exposure at December 31, 2020	Risk	-10%	+10%
Assets	5,620	Pounds/Dollar (2019 – 0.76 2020 – 0.73)	562	(562)

Liabilities	(306)		(31)	31

	5,314		531	(531)

Assets	—	Colombian Peso/Dollar (2019 – 3,286.23 2020 –3,438.59)	—	—

Liabilities	(94)		(9)	9

	(94)		(9)	9

Assets	2,295	Chilean Peso/Dollar (2019 –754.09 2020 –711.25)	230	(230)

Liabilities	(1,909)		(191)	191

	386		39	(39)

Total at December 31, 2020	(1,701)		(170)	170

Total at December 31, 2019	(1,162)		(116)	116

(ii)	Interest rate risk

The interest risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

The main exposure of the Group to interest rate risk is related to loans and financing payable subject to variable interest rate, principally the CDI (Interbank Deposit Certificates) rate of Brazil. Our investments are made for capital preservation purposes and the Group does not go into investments for trading or speculative purposes. The Group’s trade receivables, accounts payable and other liabilities do not bear interest.

The following table summarizes the Group´s financial instruments exposed to an interest rate risk:

Loan and Financing	Book value	Interest rate risk
BNDES	1,719	TJLP (i)
Itaú	4,098	CDI + 2.5% (ii)
Totvs	542	SELIC + 2.5% (iii)
Total	6,359

Accounts payable on acquisition of subsidiaries	3,260	CDI + 5% (ii)

(i)	TJLP: Long term interest rate based on inflation in Brazil.
(ii)	CDI: Interbank Deposit Certificates. Means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.
(iii)	SELIC: Risk free interest rate of Brazil.

As at December 31 2020 and 2019, the Group is not materially exposed to the risk of changes in market interest rates mostly due to the purpose of its investments.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

28.3	Capital management

The policy of the Group is to maintain a strong capital base to secure investor, creditor, and market confidence and also to sustain future development of the business. Management monitors the return on capital, as well as the dividend yield to ordinary shareholders.

In addition, the Group objectives to manage capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.

In order to maintain or adjust the capital structure of the Group, management can make, or propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Group monitors capital based on the net cash / net debt.

The Group’s strategy is to keep a positive net cash. The net cash as of December 31, 2020 and 2019 and January 1, 2019 was as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Loans and financing	6,359	11,030	4,455
Lease liabilities	6,153	7,675	7,509
Accounts payable from acquisition of subsidiaries	4,000	9,433	1,543
(-) Cash and cash equivalent	(58,557)	(29,762)	(5,509)

Net cash/debt	(42,045)	(1,624)	7,998

Total shareholder’s equity	75,622	47,048	10,278

Financial leverage ratio - %	(0.55)	(0.03)	0.78

29	COVID-19 Impact

The COVID-19 pandemic spread rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. The Group has taken several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for its directors and employees (such as social distancing and working from home).

At this stage, the impact on the business of the Group and results has not been significant. The impact on our business and results has been positive. As the Group operates in an online environment, we have found increased demand for our products and services and it is expected to continue increasing.

The Group has not accessed any revolving line of credit, loans nor modified the periods of payments of other financial liabilities. Also, the terms and conditions with customers have not been changed and because of the business model, it is not expected any delay on the Trade receivables collection.

The financial statements are prepared on an ongoing basis, and there is no doubt regarding the Group´s ability to continue it for further periods.

The Group will continue to follow the various government policies in each country that the Group operates and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

VTEX

Notes to the financial statements

In thousands of U.S. dollars, unless otherwise indicated

30	Subsequent events

30.1	Group´s expansion

In order to expand its operations internationally and improve its customer relationship, the Group established branches of VTEX UK in Portugal, Romania and Italy during January and February 2021. The opening of these entities occurred during the 1st quarter of 2021.The Group expects that international expansion brings more synergy between operations and increases the Group’s revenue in next years.

30.2	Acquisition of WorkArea

As at January 29, 2021, the Group has acquired WebLinc Corp (“WorkArea”), a U.S. based cloud commerce platform provider, to strengthen its presence in the U.S. and Canadian market.

The Group will leverage WorkArea’s deep commerce experience to scale growth. Among the new customers from WorkArea there are leading retail merchants like sustainable fashion brand Reformation, and mattress and bedding manufacturer Sleep Number. With the acquisition, WorkArea customers will be able to build their own marketplaces without third-party solutions. The distributed order management system of the Group will allow WorkArea customers to improve their omnichannel capabilities that have become so instrumental in the past year.

Fair value of assets acquired and liabilities assumed are still being evaluated, not being possible to make the complete disclosure of a business combination. The Group expects to have a more complete information in the interim consolidated financial statements as of March 31, 2021.

To date of issuance of these financial statements the Group paid USD 8.5 million. The total estimated consideration transferred for the acquisition may go up to USD 25 million, based on the achievement of earn out consideration assumptions.

30.3	Acquisition of Suiteshare

On April 16, 2021, the Group has signed a binding share purchase agreement to acquire Suiteshare Tecnologia da Informação Ltda. (“Suiteshare”), a Brazil-based technology company, to strengthen its presence in the nascent conversational commerce segment. Transaction closing is expected within 30 days, once condition precedents established in the transaction documents and customary for this type of transaction are completed.

The Group will work alongside the Suiteshare team, who will remain engaged post transaction, to accelerate growth in conversational commerce. With the acquisition, the Group will be able to offer a geolocation-based, WhatsApp conversation commerce solution with seamless integration. The Suiteshare solution has shown high conversation rates when offered to the Group’s customers, showing the cross-sell potential and the interest of customers in conversational commerce solutions.

The fair value of assets to be acquired and liabilities to be assumed will be evaluated once the transaction is closed. To date of issuance of these financial statements, the Group has not made any payments related to the Suiteshare acquisition. The total estimated consideration for the acquisition may go up to USD 4.6 million, based on the achievement of earn-out consideration assumptions to be paid on July 22, 2021.

19,000,000

CLASS A COMMON SHARES

PROSPECTUS

Global Coordinators

J.P. Morgan	Goldman Sachs & Co. LLC	BofA Securities

Joint Bookrunners

KeyBanc Capital Markets	Morgan Stanley	Itaú BBA

July 20, 2021

Through and including August 15, 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.